Confidential Treatment Requested by Royalty Pharma plc

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As confidentially submitted to the Securities and Exchange Commission on February 13, 2020

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Royalty Pharma plc

(Exact Name of Registrant as Specified in Its Charter)

England and Wales	2834	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

110 East 59th Street

New York, New York 10022

(212) 883-0200

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Pablo Legorreta

Chief Executive Officer

110 East 59th Street

New York, New York 10022

(212) 883-0200

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Richard D. Truesdell, Jr., Esq. Marcel Fausten, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000	Arthur R. McGivern, Esq. Edwin M. O’Connor, Esq. Benjamin K. Marsh, Esq. Goodwin Procter LLP 620 Eighth Avenue New York, New York 10018 (212) 813-8800

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Class A Ordinary Shares, par value $ per share	$	$

(1)	Estimated solely for the purpose of determining the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes Class A ordinary shares subject to the underwriters’ option to purchase additional Class A ordinary shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

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The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                     , 2020

PRELIMINARY PROSPECTUS

            Shares

Royalty Pharma plc

Class A Ordinary Shares

We are offering             Class A ordinary shares.

This is our initial public offering, and no public market exists for our Class A ordinary shares. We expect the initial public offering price for our Class A ordinary shares to be between $            and $            per share.

Upon completion of this offering, we will have two classes of ordinary shares: the Class A ordinary shares offered hereby and Class B ordinary shares, each of which has one vote per share.

This offering is being conducted through what is commonly referred to as an “Up-C” structure, which is often used by partnerships and limited liability companies undertaking an initial public offering. We are a holding company, and immediately after the consummation of the Reorganization Transactions and this offering our principal asset will be our ownership interests in Royalty Pharma Holdings Ltd. See “Organizational Structure.” Upon the completion of this offering, we and the Continuing Investors Partnerships (as defined herein) will hold     % and     % of the ordinary shares of Royalty Pharma Holdings Ltd., respectively.

We intend to apply to have our Class A ordinary shares listed on the            under the symbol “            .”

Investing in our Class A ordinary shares involves risks. See “Risk Factors” beginning on page 21.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us(2)	$	$

(1)

The underwriters may also exercise their option to purchase up to an additional              Class A ordinary shares from us, at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus. Please see “Underwriting” for additional information regarding underwriting compensation.

(2)	We have agreed to reimburse the underwriters for certain expenses in connection with the offering. See “Underwriting.”

The underwriters expect to deliver the shares to purchasers on or about                     , 2020 through the book-entry facilities of The Depository Trust Company.

J.P. Morgan	Morgan Stanley	BofA Securities	Goldman Sachs & Co. LLC	Citigroup	UBS Investment Bank

                    , 2020

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We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide you. This prospectus does not constitute an offer to sell or a solicitation of any offer to buy any security other than the registered securities to which it relates, nor does it constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction. The information contained in this prospectus is accurate as of the date on the cover. Our business, financial condition, results of operations and prospects may have changed since then. To the extent required by applicable law, we will update this prospectus during the offering period to reflect material changes to the disclosures contained herein.

For investors outside the United States: We have not and the underwriters have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the Class A ordinary shares and the distribution of this prospectus outside the United States. See “Underwriting.”

Through and including                     , 2020 (the 25th day after the date of this prospectus), all dealers effecting transactions in our ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

i

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BASIS OF PRESENTATION

Prior to the consummation of the Reorganization Transactions described under “Organizational Structure—Reorganization Transactions,” in this prospectus, “Royalty Pharma,” the “Company,” “we,” “us” and “our” refer to Royalty Pharma Investments (“Old RPI”) and its controlled subsidiaries, RPI Finance Trust (“RPIFT”), RPI Acquisitions (Ireland), Limited (“RPI Acquisitions”), which are 100% owned, and Royalty Pharma Collection Trust (the “Collection Trust”), which is 80% owned by RPIFT and 20% owned by Royalty Pharma Select Finance Trust, a Delaware statutory trust (“RPSFT”). After the consummation of the Reorganization Transactions described in this prospectus “Royalty Pharma plc,” “Royalty Pharma,” the “Company,” “we,” “us” and “our” refer to Royalty Pharma plc, an English public limited company incorporated under the laws of England and Wales, and its subsidiaries on a consolidated basis, as they exist upon the closing of this offering.

The “Manager” refers to RP Management, LLC, a Delaware limited liability company, our external advisor which provides us with all advisory and day-to-day management services.

Unless the context otherwise requires, “our royalties,” “our product portfolio” and “our interests in products” refer to our contractual interests in revenue streams from the sale of biopharmaceutical products. When we refer to the “royalty receipts” generated by our portfolio, we are referring to the summation of the following line items from our GAAP Statement of Cash Flows: Cash collections from royalty assets (both financial assets and intangible assets), Other royalty cash collections and Distributions from non-consolidated affiliates. When we discuss our acquisition of royalties, this includes various structures, including third-party royalties and similar payment streams such as earn-outs that are tied to sales of biopharmaceutical products, synthetic or hybrid royalties, research and development (“R&D”) funding and acquisitions of companies that own significant royalties and similar payment streams, as described further in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Uses of Capital.” Acquisitions of royalties can be accounted for in several ways, typically as a financial asset or an intangible asset. Within the financial asset classification, we acquire royalties on both approved and development-stage products. Beyond financial assets and intangible assets, we may also acquire royalties through an equity investment where our underlying investee is partnering with biopharmaceutical companies to jointly develop a product for which marketing and commercialization is or will be the responsibility of such biopharmaceutical company partner. Alternatively, we may acquire other contractual rights to royalty streams classified as financial instruments, such as acquisitions of earnout payments representing an indirect interest in sales of a pharmaceutical product. Our investment in Biogen’s Tecfidera, classified as available for sale debt securities, is one such example. Finally, royalties can arise through our research and development funding arrangements, whereby royalty revenue is generated through milestones or royalties we are entitled to on products coming out of our research and development collaboration arrangements.

Unless otherwise indicated, all references in this prospectus to monetary amounts are to U.S. dollars. Certain monetary amounts, percentages and other figures included elsewhere in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables or charts may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

MARKET AND INDUSTRY DATA

This prospectus includes industry and market data that we obtained from periodic industry publications, third-party studies and surveys, filings of public companies in our industry and internal company data. These sources include government and industry sources. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. Although we believe the industry and market data to be reliable as of the date of this prospectus, this information could prove to be inaccurate. Industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. In addition, we do not know all of the assumptions regarding general economic conditions or growth that were used in preparing the forecasts from the sources relied upon or cited herein.

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TRADEMARKS AND TRADE NAMES

This prospectus contains trademarks, service marks and trade names of third parties or their products, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this prospectus is not intended to, and should not be read to, imply a relationship with or endorsement or sponsorship of us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and trade names.

NON-GAAP FINANCIAL MEASURES

In this prospectus, we have included financial measures that are compiled in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”) as well as certain non-GAAP financial measures. These non-GAAP financial measures include Adjusted Cash Receipts, Adjusted EBITDA and Adjusted Cash Flow, which are each presented as supplemental measures to our GAAP financial performance.

These non-GAAP financial measures exclude the impact of certain items and therefore have not been calculated in accordance with GAAP. In each case, because our operating performance is a function of our liquidity, the non-GAAP measures used by management are presented and defined as supplemental liquidity measures. We caution readers that amounts presented in accordance with our definitions of Adjusted Cash Receipts, Adjusted EBITDA and Adjusted Cash Flow may not be the same as similar measures used by other companies. Not all companies and Wall Street analysts calculate the non-GAAP measures we use in the same manner. We compensate for these limitations by using non-GAAP financial measures as supplements to GAAP financial measures and by presenting the reconciliations of the non-GAAP financial measures to their most comparable GAAP financial measures, in each case being net cash provided by operating activities.

We believe that Adjusted Cash Receipts and Adjusted Cash Flow provide meaningful information about our operating performance because our business is heavily reliant on our ability to generate consistent cash flows and these measures reflect the core cash collections and cash charges comprising our operating results. Management strongly believes that our significant operating cash flow is one of the attributes that attracts potential investors to our business.

In addition, we believe that Adjusted Cash Receipts and Adjusted Cash Flow help identify underlying trends in our business and permit investors to more fully understand how management assesses the performance of the Company, including planning and forecasting for future periods. Adjusted Cash Receipts and Adjusted Cash Flow are used by management as key liquidity measures in the evaluation of the Company’s ability to generate cash from operations. Both measures are indications of the strength of the Company and the performance of our business. Management uses Adjusted Cash Receipts and Adjusted Cash Flow when considering available cash, including for decision-making purposes related to funding of acquisitions, voluntary debt repayments, dividends and other discretionary investments. Further, these non-GAAP financial measures help management, the audit committee, and investors evaluate the Company’s ability to generate liquidity from operating activities.

Management believes that Adjusted EBITDA is an important non-GAAP measure in analyzing our liquidity and is a key component of certain material covenants contained within our credit agreement. Noncompliance with the interest coverage ratio and leverage ratio covenants under the credit agreement could result in our lenders requiring the Company to immediately repay all amounts borrowed. If we cannot satisfy these financial covenants, we would be prohibited under our credit agreement from engaging in certain activities, such as incurring additional indebtedness, paying dividends, making certain payments, and acquiring and disposing of assets. Consequently, Adjusted EBITDA is critical to the assessment of our liquidity.

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Management uses Adjusted Cash Flow to evaluate its ability to generate cash, to evaluate the performance of the business and to evaluate the Company’s performance as compared to its peer group. Management also uses Adjusted Cash Flow to compare its performance against non-GAAP adjusted net income measures used by many companies in the biopharmaceutical industry, even though each company may customize its own calculation and therefore one company’s metric may not be directly comparable to another’s. We believe that non-GAAP financial measures, including Adjusted Cash Flow, are frequently used by sell-side research analysts, investors, and other interested parties to evaluate companies in our industry.

The non-GAAP financial measures used in this prospectus have limitations as analytical tools, and you should not consider them in isolation or as a substitute for the analysis of our results as reported under GAAP. For more information regarding these non-GAAP financial measures and a reconciliation of such measures to comparable GAAP financial measures, see “Selected Historical Financial Data—Non-GAAP Reconciliations.”

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PROSPECTUS SUMMARY

This summary highlights some of the information in this prospectus. This summary may not contain all of the information that you should consider before deciding to invest in our Class A ordinary shares. You should read this entire prospectus carefully, including the “Risk Factors” section and the consolidated financial statements and the notes to those statements.

Overview

We are the largest buyer of biopharmaceutical royalties and a leading funder of innovation across the biopharmaceutical industry. Since our founding in 1996, we have been pioneers in the royalty market, collaborating with innovators from academic institutions and not-for-profits through small and mid-cap biotechnology companies to leading global pharmaceutical companies. We have assembled a portfolio of royalties which entitles us to payments based directly on the top-line sales of many of the industry’s leading therapies, including Imbruvica, Januvia, Kalydeco, Trikafta, Truvada, Tysabri and Xtandi. We fund innovation in the biopharmaceutical industry both directly and indirectly—directly when we partner with companies to co-fund late-stage clinical trials and new product launches in exchange for future royalties, and indirectly when we acquire existing royalties from the original innovators. We believe that our significant scale, flexible business model and extensive expertise uniquely position us to take advantage of the increasing innovation in the biopharmaceutical industry. We seek to create favorable outcomes for all parties and play an important role in providing capital to the biopharmaceutical ecosystem that supports innovation and positively impacts human health.

Since our founding in 1996 through December 31, 2019, we have deployed a total of $             billion of cash to acquire biopharmaceutical royalties. We estimate that this represents approximately         % of all royalty transactions during this period. Our portfolio today consists of royalties on more than 40 marketed therapies and six development-stage product candidates. The therapies in our portfolio address therapeutic areas such as rare disease, oncology, neurology, HIV, cardiology and diabetes, and are delivered to patients across both primary and specialty care settings. In 2019, a total of 22 therapies in our portfolio each generated 2019 end-market sales of more than $1 billion, including seven therapies that each generated 2019 end-market sales of more than $3 billion. In 2019, we generated operating cash flow of $            , Adjusted Cash Receipts of $            , Adjusted EBITDA of $             and Adjusted Cash Flow of $            . Between 2012 and 2019, we grew our Adjusted Cash Receipts at a compound annual growth rate (“CAGR”) of     %.

Our business is supported by significant growth and unprecedented innovation within the biopharmaceutical industry. Global prescription pharmaceutical sales are expected to grow from approximately $850 billion in 2019 to approximately $1.2 trillion in 2024, representing a CAGR of 7% according to EvaluatePharma, despite nearly $100 billion in cumulative sales being lost to expected patent expiries during the same period. The growth of the biopharmaceutical industry is driven by global, secular trends, including population growth, increasing life expectancy and growth of the middle classes in emerging markets. In addition, a dramatic acceleration of medical research in recent years has led to a better understanding of the molecular origins of disease and identification of potential targets for therapeutic intervention. This has created research and development opportunities for new drugs. The significant pace of biopharmaceutical innovation coupled with the proliferation of new biotechnology companies and the increasing cost of drug development has created a significant capital need over recent years that we believe will provide a sustainable tailwind for our business.

Royalties play a fundamental and growing role in the biopharmaceutical industry. As a result of the increasing cost and complexity of drug development, the creation of a new drug today typically involves a number of industry participants. Academia and other research institutions conduct basic research and license new technologies to industry for further development. Biotechnology companies typically in-license these new

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technologies, add value through applied research and early-stage clinical development, and then either out-license the resulting product candidates to large biopharmaceutical companies for late-stage clinical development and commercialization, or commercialize the products themselves. As new drugs are transferred along this value chain, royalties are created as compensation for the licensing or selling institutions. Biotechnology companies are also increasingly creating royalties on existing products within their portfolios, known as synthetic royalties, in order to provide a source of non-dilutive capital to fund their businesses. As a result of this industry paradigm, the development of a single new drug can lead to the creation of multiple royalties. Given our leadership position within the royalty sector, we are able to capitalize on the growing volumes of royalties that are created as new therapies are developed to address unmet medical needs.

Our capital-efficient business model enables us to benefit from many of the most attractive characteristics of the biopharmaceutical industry, including long product life cycles, significant barriers to entry and noncyclical revenues, but with substantially reduced exposure to many common industry challenges such as early stage development risk, therapeutic area constraints, high research and development costs, and high fixed manufacturing and marketing costs. We have a highly flexible approach that is agnostic to both therapeutic area and treatment modality, allowing us to acquire royalties in the most attractive therapies across the biopharmaceutical industry. The success of our business has been the result of a focused strategy of actively identifying and tracking the development and commercialization of key therapies, allowing us to move quickly to make acquisitions when opportunities arise. We acquire royalties on approved products, often in the early stages of their commercial launches, and development-stage products with strong proof of concept data, mitigating development risk and expanding our opportunity set.

We are dedicated to the identification, evaluation and acquisition of attractive royalties and royalty-related assets. We have demonstrated a consistent ability to identify and acquire royalties on leading biopharmaceutical therapies. In our first decade of operations, we acquired royalties on premier therapeutic areas and drug classes, including oncology (Neulasta, Neupogen, Rituxan), neuropathic pain (Lyrica), HIV (Biktarvy, Genvoya, Prezista, Symtuza, Truvada) and TNF inhibitors (Humira, Remicade). More recently, we have acquired royalties on products in a new wave of leading therapies, including both approved and development-stage products in cystic fibrosis (Kalydeco, Orkambi, Symdeko, Trikafta), oncology (Ibrance, Imbruvica, sacituzumab govitecan, Tazverik, Xtandi), multiple sclerosis (Tecfidera, Tysabri) and migraine (Emgality, rimegepant, vazegepant), among others. Going forward, we believe we are well positioned to continue to acquire royalties on leading therapies from across the biopharmaceutical industry to generate sustainable growth and create long-term value for our shareholders.

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We believe that we have established ourselves as a partner of choice across the entire biopharmaceutical ecosystem, collaborating with a wide array of institutions to fund innovation. The graphic below provides examples of the broad array of companies and institutions from which we have acquired royalties, and the leading therapies on which we have acquired royalties. The therapies shown reflect examples from our current portfolio as well as earlier acquisitions.

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Our Portfolio

Our current portfolio includes royalties on more than 40 commercial products and six development-stage product candidates. Growth Products are defined as royalties with a duration expiring after December 31, 2020. We define all other royalties on approved products as Mature Products. The following table provides an overview of our current portfolio of royalties:

Product(s)	Marketer(s)	Product Detail		2019 Royalty Receipts ($MM)[1]	2019E End Market Sales ($Bn)[2]
Growth Portfolio (Approved Products)					
kalydeco trikafta [3]	Vertex	Leading portfolio of therapies for the treatment of cystic fibrosis			4.0
TYSABRI	Biogen	Leading high efficacy therapy for the treatment of relapsing forms of multiple sclerosis			1.9
imbruvica	AbbVie Johnson & Johnson	Leading treatment for various hematological malignancies and chronic GVHD			5.7
Truvada BIKTARVY [4]	Gilead	Leading therapies for the treatment and prevention of HIV			16.2
Januvia Janumet [5]	Merck	Leading therapies for the treatment of diabetes			10.7
Xtandi	Pfizer Astellas	Leading therapy for the treatment of prostate cancer			4.3
PROMACTA (eltrombopag) [6]	Novartis	Leading therapy for the treatment of chronic immune thrombocytopenia and aplastic anemia			1.4
TAZVERIK	Epizyme	First-in-class oral treatment for epithelioid sarcoma; NDA filed for follicular lymphoma			Approved Jan 2020
CRYSVITA [7]	Ultragenyx Kyowa Kirin	Rare disease therapy for the treatment of X-linked hypophosphatemia			0.3
Other[8][9]					7.5
Total Growth Portfolio (Approved Products)					**$52.0**
Mature Portfolio (Approved Products)					
Tecfidera	Biogen	Leading therapy for the treatment of relapsing forms of multiple sclerosis			4.4
LYRICA	Pfizer	Leading therapy for the treatment of neuropathic pain			3.3
Letairis	Gilead	Treatment for pulmonary arterial hypertension			0.8
Other[10]					28.1
Total Mature Portfolio (Approved Products)					**$36.6**
Development-Stage Product Candidates			**Upcoming Milestones**		
IBRANCE [11]	Pfizer	Leading CDK4/6 inhibitor for the treatment of hormone receptor positive (HR+) metastatic breast cancer; in Phase III for adjuvant HR+ breast cancer studies	Phase III Readouts (4Q20-1Q21)		5.0
Sacituzumab govitecan	Immunomedics	First-in-class ADC in development for the treatment of various solid tumors; NDA filed for metastatic triple negative breast cancer	PDUFA (2Q20)		—
Rimegepant	Biohaven	Oral CGRP receptor antagonist for the treatment of migraine; NDA filed for the acute treatment of migraine	PDUFA (1Q20)		—
Vazegepant	Biohaven	Intranasal CGRP receptor antagonist for the treatment of migraine; Reported positive Phase II/III top-line results in December 2019	Phase III Planned (2020)		—
Omecamtiv mecarbil	Amgen Cytokinetics	Cardiac myosin activator for the treatment of heart failure	Phase III Readouts (4Q20)		—
PT027	AstraZeneca	Phase III fixed-dose combination for the treatment of asthma	NDA Filing (2021)		—
Total Development-Stage Product Candidates					**$5.0**

Notes:
1. Receipts from Tecfidera milestone payments are presented as *Proceeds from available for sale debt securities* on the Statement of Cash Flows
2. End-market sales estimates per EvaluatePharma
3. Includes contributions from royalties on worldwide sales of Vertex's Orkambi and Symdeko
4. Includes contributions from other emtricitabine products including Atripla, Complera, Descovy, Emtriva, Genvoya, Odefsey, Stribild and Symtuza; royalties received on emtricitabine portion of sales only
5. Includes modest contributions from other DPP-IV products including Eucreas, Galvus, Glyxambi, Jentadueto, Kombiglyze, Nesina, Onglyza and Tradjenta
6. Royalty Pharma did not receive any royalty receipts for the first quarter of 2019
7. Crysvita royalties acquired in December 2019
8. Excludes duplicate end-market sales where we have multiple royalties on the same product: Kombiglyze, Nesina, Onglyza and Soliqua
9. Other Growth Products include Alogliptin, Bosulif, Cimzia, Conbriza/Fablyn/Viviant, Emgality, Erleada, Farxiga/Onglyza, Lexiscan, Mircera, Myozyme, Priligy and Soliqua
10. Other Mature Products include Prezista, Remicade, Rotateq, Savella and Thalomid
11. In January 2016, we partnered with Pfizer for the Phase III development of Ibrance for the adjuvant treatment of breast cancer and if approved, we will be eligible to receive approval-based milestone payments and royalties on certain Ibrance sales

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Our Strengths

We believe that the following elements of our business and product portfolio provide a unique and compelling proposition to investors seeking exposure to the biopharmaceutical sector.

•

Our portfolio provides direct exposure to a broad array of blockbuster therapies. Our portfolio of royalties entitles us to payments based directly on the top-line sales of more blockbuster therapies than any other global biopharmaceutical company. In 2019, our portfolio included royalties on 22 therapies that each have estimated end-market sales of more than $1 billion, including seven therapies that each have estimated end-market sales of more than $3 billion.

•

Our portfolio is highly diversified across products, therapeutic areas and marketers. Our portfolio consists of royalties on more than 40 marketed biopharmaceutical therapies which address a wide range of therapeutic areas, including rare disease, oncology, neurology, HIV, cardiology and diabetes. In the year ended December 31, 2019, no individual therapy accounted for more than     % of our royalty receipts, no therapeutic area accounted for more than     % of our royalty receipts and no marketer represented more than     % of our royalty receipts.

•

The key growth-driving royalties in our portfolio are protected by long patent lives. The estimated weighted average royalty duration of our portfolio is approximately 15 years based on projected cumulative cash royalty receipts. Our largest marketed royalty in 2019 was on Vertex’s cystic fibrosis franchise, and existing patent applications covering Trikafta, the most significant product in that franchise, are expected to provide exclusivity through 2037. Several of our marketed royalties have unlimited durations and could provide cash flows for many years after key patents have expired. Our portfolio also includes royalties on six development-stage product candidates which, if approved, will further extend the duration of our portfolio.

•

We have a long track record of identifying and acquiring royalties on blockbuster therapies and growing our royalty receipts. Between 2017 and 2019, royalty receipts from our Growth Portfolio grew at a CAGR of nearly     %. Between 2012 and 2019, we grew our Adjusted Cash Receipts from approximately $             to approximately $            , reflecting a CAGR of     %. Since the beginning of 2012 through 2019, we have deployed approximately $             of cash to acquire new royalties, representing average annual royalty acquisitions of $        . These acquisitions have added              new royalties to our portfolio, including              royalties on therapies with estimated 2019 end market sales of more than $1 billion, representing an average of more than one new blockbuster per year. We are highly selective in the royalties that we acquire, and a number of our royalty assets have outperformed Wall Street research analysts’ consensus forecasts, allowing us to capture upside that was under-appreciated by the market.

•

Our business model captures many of the most attractive aspects of the biopharmaceutical industry, but with reduced exposure to many common industry challenges. The biopharmaceutical industry benefits from a number of highly attractive characteristics, including long product life cycles, significant barriers to entry and non-cyclical revenues. We have a highly flexible approach that is agnostic to both therapeutic area and treatment modality, allowing us to acquire royalties on the most attractive therapies from across the biopharmaceutical industry. We focus on the acquisition of royalties on approved products or development-stage product candidates that have generated strong proof of concept data, avoiding the risks associated with early stage research and development. By acquiring royalties, we are able to realize payments based directly on the top-line sales of leading biopharmaceutical therapies, without the costs associated with fixed research and development, manufacturing and commercial infrastructure.

•	Our unique role in the biopharmaceutical ecosystem positions us to benefit from multiple compounding growth drivers. As a result of our significant scale and highly flexible business model,

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we believe that we are uniquely positioned to capitalize on multiple compounding growth drivers: an accelerating understanding of the molecular origins of disease, technological innovation leading to the creation of new treatment modalities, increasing number of biopharmaceutical industry participants with significant capital needs, competitive industry dynamics which reward companies that can rapidly execute broad clinical development programs, increasing FDA drug approvals which reached an all-time high in 2018 and the potential for multiple royalties to be created from each new drug that reaches the market.

•

We have the ability to capitalize on innovation from across the biopharmaceutical ecosystem. Our approach is to first assess innovative science in areas of significant unmet medical need and then evaluate how to acquire royalties on therapies that we believe are attractive. We closely follow a broad range of therapeutic areas and treatment modalities and are therefore able to move quickly when we identify compelling opportunities to acquire new royalties. We believe that we have established ourselves as a partner of choice to the biopharmaceutical industry, extending from innovators from academic institutions and not-for-profits through small and mid-cap biotechnology companies to leading global pharmaceutical companies.

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We have a talented, long-tenured team with deep relevant experience. Our team has significant experience identifying, evaluating and acquiring royalties on biopharmaceutical therapies. Together they have been responsible for our $         billion of acquisitions of biopharmaceutical royalties and related assets from 1996 through 2019. Our acquisitions have included many of the industry’s leading therapies across the past three decades, such as Humira, Imbruvica, Kalydeco, Lyrica, Neupogen and Rituxan, among others.

Our Competitive Advantages

We believe that we have established a number of significant competitive advantages that will enable us to further advance our leadership position and our status as a partner of choice to the biopharmaceutical ecosystem.

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We are the leader in acquiring biopharmaceutical royalties. Since our founding through December 31, 2019, we deployed $             billion of cash for royalty acquisitions. We estimate this to represent a market share of approximately     % by value during that period. This compares to our next nearest competitor, which we believe has executed $             billion of transactions, which we estimate to represent market share of     % during that period. We have executed 11 of the 12 royalty transactions that have occurred with an aggregate value of more than $500 million, representing estimated market share of more than 90% in this transaction size range.

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We have deep access to attractively priced investment grade debt that provides a significant cost of capital advantage. We believe that we have an attractive cost of capital that enables us to acquire high-quality biopharmaceutical royalties at competitive prices while still creating value for our shareholders. As of                     , we had an aggregate of $             billion of secured credit facilities in place with a blended cost of less than     %, based on current London Interbank Offered Rates (“LIBOR”).

•

We have a highly flexible business model that provides multiple avenues to sustain the growth of our royalty receipts. Our model allows us to invest across a wide range of parameters, including therapeutic area, treatment modality, development-stage and transaction structure. We seek to acquire royalties on the most innovative and high potential therapies across the biopharmaceutical industry, including multiple products per therapeutic class. Our broad scope maximizes our total addressable market and has allowed us to provide a broad range of solutions to our partners across the biopharmaceutical ecosystem.

•	We seek to provide a “win-win” solution for our partners. We believe that our ability to provide mutually beneficial outcomes for our partners is important for the ongoing success of our business and

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for the maintenance of our leadership position within our industry. We believe that we are able to provide these favorable outcomes as a result of our flexible business model, which enables us to tailor our approach to match the specific needs of our partners.

•

We have highly differentiated transaction capabilities. We have deep experience in royalty valuation, transaction structuring and transaction execution, as well as extensive knowledge across a wide range of therapeutic areas, drug classes and treatment modalities. We have established streamlined internal processes that allow us to quickly assess and gain conviction in the value of assets when opportunities arise and execute transactions efficiently. This enables us to provide our partners with a high degree of transaction certainty.

Our Growth Strategies

We intend to grow our business by continuing to be a partner of choice to constituents across the biopharmaceutical value chain, extending our leadership position in biopharmaceutical royalties and continuing to expand our role funding innovation within the biopharmaceutical industry. The key elements of our growth strategy are summarized below.

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Continue to acquire royalties on approved products which provide dependable cash flows. The biopharmaceutical industry is undergoing a period of strong growth and unprecedented innovation. We intend to capitalize on this innovation by continuing to acquire royalties on approved products, particularly those that are early in their life cycles, so that we can participate in the growth that is generated as they penetrate their markets, and enter new indications or geographies.

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Acquire royalties on attractive product candidates in the late-stages of clinical development. We intend to continue to supplement our diverse portfolio of royalties on approved products with acquisitions of royalties on development-stage product candidates that have generated strong clinical proof of concept data. We seek to acquire royalties on innovative product candidates in the late-stages of clinical development, in order to minimize risk while providing attractive upside potential. There are a number of different approaches that we can utilize to acquire such royalties. We can collaborate directly with the innovator to acquire a new synthetic royalty, monetize an existing royalty held by an innovator that has out-licensed a product candidate, or provide capital to an innovator to co-fund clinical development of a product candidate in exchange for a share of future product sales, if approved.

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Further expand our market opportunity by acquiring biopharmaceutical companies with significant royalty assets, with partners or alone. In biopharmaceutical acquisitions, the focus of an acquirer is typically on strategic assets over which the target has operational control, rather than on passive financial assets such as royalties. We believe that we have a significant opportunity to partner with strategic acquirers which buy companies that own both strategic assets and passive royalties. In certain situations, we may also choose to take the lead in acquiring companies with substantial royalty assets or with products that could be out-licensed to create a royalty.

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Continue to grow our network of partners, particularly outside the United States. Given the significant growth of the biopharmaceutical ecosystem globally, we are expanding our network of relationships with potential partners in regions outside the United States. Based on data from EvaluatePharma, we estimate that between 2015 and 2019, there were more than $300 billion in biopharmaceutical out-licensing transactions, where a value was disclosed, including approximately 50% or $150 billion involving licensors based outside the United States. This creates additional opportunities for us to partner with these licensors to acquire the royalties that typically result from such licensing transactions.

•	Maintain our strong and cohesive company culture as we grow. We have a strong, collaborative and cohesive culture that we have established over the 23 years since our founding. Our culture is defined

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by a focus on team work, creativity and rigorous thought, as well as a commitment to funding innovation in the biopharmaceutical industry which ultimately seeks to improve the lives of patients. As we become a public company and embark on the next stage of our growth, we are committed to maintaining this culture as we believe it is critical to our ongoing success.

Our Opportunity

We are able to capitalize on the growing volumes of royalties that are created as new therapies move through the drug development value chain. We are also able to provide tailored solutions to the specific needs of the parties within the biopharmaceutical ecosystem. These parties include:

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Academic Institutions and Not-for-Profits—We acquire existing royalties, typically in order to facilitate the diversification of asset portfolios and/or to provide funds for the support of ongoing scientific research or major capital projects.

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Small and Mid-Sized Biotechnology Companies—We provide non-dilutive financing through the acquisition of existing royalties, the acquisition of new synthetic royalties or the funding of clinical trials in exchange for future royalties.

•	Global Biopharmaceutical Companies—We acquire non-strategic, passive royalties or provide funding for clinical trials in exchange for future royalties.

Our Approach

Our approach is to first assess innovative science in areas of significant unmet medical need and then evaluate how to acquire royalties on therapies that we believe are attractive. Our team of scientific experts actively monitors the evolving treatment landscape across many therapeutic areas and treatment modalities in order to identify new opportunities. We analyze a wide range of scientific data and stay in constant communication with leading physicians, scientists, biopharmaceutical executives and venture capital firms. This allows us to quickly assess and gain conviction in the value of assets when acquisition opportunities arise. Our focus is to create significant long-term value for our shareholders by acquiring both approved and development-stage products through a variety of structures. This will enable us to continue building a well-diversified portfolio of royalties on leading products.

Our History and Team

Since our inception in 1996, Royalty Pharma has been a leader in establishing royalties as a new source of funding in the biopharmaceutical industry. The significant success of our business has been the result of a singular, focused strategy of actively identifying and tracking the development and commercialization of key therapies for the treatment of diseases with significant unmet medical needs and revenue potential, and sourcing, evaluating and acquiring long duration royalties on those products.

We have sought to continuously adapt and evolve our strategy, business model and capital structure in order to expand our market opportunity, enhance our competitive advantage, optimize our cost of capital and continue to create significant value for our shareholders. Royalty Pharma was initially founded as a finite-life, serial fund. In 2004, Royalty Pharma converted into an evergreen business, with an indefinite life, and created the first securitization debt facility backed by pharmaceutical royalties. In 2007, Royalty Pharma converted its securitization debt facility into a syndicated term loan facility. Each of these changes has led to a lower blended cost of capital and ever greater scale, further driving our ability to deploy capital and capture market share. We believe that our initial public offering is the next logical step in the evolution of our strategy, business model and capital structure.

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The graphic below provides additional detail on the scale of our royalty acquisitions and market share across these three phases of our history.

Total Royalty Acquisitions	Average Annual Royalty Acquisitions	Estimated Royalty Market Share

The Manager

Since the inception of our business, all aspects of our business and operations have been conducted by the Manager pursuant to advisory and management agreements. The Manager is an “investment adviser” registered with the U.S. Securities and Exchange Commission (the “SEC”) under the U.S. Investment Advisers Act of 1940. In connection with this offering, we will enter into one or more management agreements with the Manager (the “Management Agreement”). The Manager (or an affiliate of the Manager) will receive a quarterly Operating and Personnel Payment (as defined herein) in cash pursuant to the Management Agreement. We have no personnel of our own and the Operating and Personnel Payment is intended to fund operating and personnel costs of the Manager and its affiliates. The Operating and Personnel Payment is a fixed fee based on Adjusted Cash Receipts and the value of certain assets and will not be subject to adjustment based on actual operating and personnel expenses of the Manager. In addition, Equity Performance Award Holdings (as defined herein), an affiliate of the Manager, will be entitled, through its ownership of RP Holdings Class C Special Interests, to future quarterly distributions from Royalty Pharma Holdings Ltd. (“RP Holdings”) of our Class A ordinary shares based on our performance. See “Certain Relationships and Related Party Transactions.”

The Reorganization Transactions

We are a newly formed English public limited company created for the purpose of consolidating our predecessor entities and facilitating this offering. Immediately after the consummation of the Reorganization Transactions (as defined below) and this offering our principal asset will be our ownership of all of the RP Holdings Class A Interests.

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The diagram below depicts our organizational structure immediately following this offering. The diagram is provided for illustrative purposes only and does not represent all legal entities affiliated with our organizational structure.

Pursuant to an exchange offer transaction that was consummated on February 11, 2020, indirect investors in Old RPI were offered the opportunity to exchange their indirect investments in Old RPI for limited partnership interests in RPI US Partners 2019, LP (the “Continuing US Investors Partnership”) and RPI International Holdings 2019, LP (the “Continuing International Investors Partnership” and together with the Continuing US Investors Partnership, the “Continuing Investors Partnerships”). The exchange offer transaction, together with (i) the concurrent incurrence of indebtedness under our new credit facility and (ii) the issuance of additional interests in Continuing Investors Partnerships to satisfy performance payments payable in respect of assets acquired prior to the date of this offering, are referred to as the “Exchange Offer Transactions.” As used in this prospectus, “Continuing Investors” refers to the investors who have received limited partnership interests in the Continuing Investors Partnerships prior to this offering. The Continuing Investors Partnerships own, directly or indirectly, all of the outstanding RP Holdings Class B ordinary shares, which will be initially held through a depositary. We refer to the RP Holdings Class B ordinary shares or the depositary receipts that represent them as the “RP Holdings Class B Interests.” As a result of the Exchange Offer Transactions, a wholly-owned subsidiary of RP Holdings owns 82% of the economic interest in Old RPI. Investors that did not elect to participate in the Exchange Offer Transactions continue to own their interests in Old RPI, which will cease to make new investments after June 30, 2020. From the Exchange Date until the expiration of the Legacy Investors Partnerships’ investment period on June 30, 2020 (the “Legacy Date”), RPI will participate proportionately with the Legacy Investors Partnerships in any acquisition made by Old RPI. Following the Legacy Date, Old RPI will cease making new acquisitions.

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Prior to, and as a condition precedent to the closing of this offering, various reorganization transactions will be effected, including the following:

•	the Exchange Offer Transactions; and

•	the execution of a new management agreement with the Manager.

We refer to these transactions collectively as the “Reorganization Transactions.”

Summary of the Offering Structure

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This offering is being conducted through what is commonly referred to as an “Up-C” structure, which is often used by partnerships and limited liability companies when they decide to undertake an initial public offering.

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After the completion of this offering, we will operate and control the business affairs of RP Holdings through our ownership of 100% of RP Holdings’ Class A ordinary shares (the “RP Holdings Class A Interests”), conduct our business through RP Holdings and its subsidiaries and include RP Holdings and its subsidiaries in our consolidated financial statements.

•	Investors in this offering will purchase our Class A ordinary shares.

•

The Continuing Investors Partnerships will be issued a number of our Class B ordinary shares equal to the number of RP Holdings Class B Interests held by them upon completion of this offering. Our Class B ordinary shares will not be publicly traded and will not entitle holders to receive dividends or distributions upon a liquidation, dissolution or winding up of the Company. However, the RP Holdings Class B Interests will be entitled to dividends and distributions.

•

Our Class A and Class B ordinary shares will vote together as a single class on all matters submitted to a vote of shareholders, except as otherwise required by applicable law, with each share entitled to one vote.

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Following the expiration of the underwriters’ “lock-up” agreements, (i) the Continuing International Investors Partnership will promptly distribute to its holders substantially all of the RP Holdings Class B Interests it holds which will be exchanged for our Class A ordinary shares and (ii) the Continuing US Investors Partnership will, upon instruction of any of its holders from time to time, distribute substantially all of the RP Holdings Class B Interests held on behalf of such holder that are subject to such instruction which will be exchanged for our Class A ordinary shares.

•	As a result of the Reorganization Transactions and this offering, upon completion of this offering:

•	Our Class A ordinary shares will be held as follows:

•	shares (or shares if the underwriters exercise in full their option to purchase additional Class A ordinary shares) by investors in this offering.

•	Our Class B ordinary shares (together with the same number of RP Holdings Class B Interests) will be held as follows:

•	shares by the Continuing Investors Partnerships.

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•	The combined voting power in the Company will be as follows:

•	% by investors in this offering (or % if the underwriters exercise in full their option to purchase additional Class A ordinary shares); and

•

    % by the Continuing Investors Partnerships (or     % if the underwriters exercise in full their option to purchase additional Class A ordinary shares). The Continuing Investors will have the right to cause the Continuing Investors Partnerships to vote their allocable portion of Class B Ordinary Shares held on their behalf in the manner directed by them.

See “Risk Factors—Risks Relating to Our Organization and Structure,” “Organizational Structure” and “Certain Relationships and Related Party Transactions.”

Risk Factors

Before you invest in our Class A ordinary shares, you should carefully consider all the information in this prospectus, including matters set forth under the heading “Risk Factors.” These risks and uncertainties include factors related to:

•	sales risks of biopharmaceutical products on which we receive royalties;

•	the ability of the Manager to identify suitable assets for us to acquire;

•

uncertainties related to the acquisition of interests in development-stage biopharmaceutical products and our strategy to add development-stage products and late stage funding opportunities to our product portfolio;

•	the assumptions underlying our business model;

•	our ability to successfully execute our royalty acquisition strategy;

•	our ability to leverage our competitive strengths;

•	actual and potential conflicts of interest with the Manager and its affiliates;

•	the ability of the Manager or its affiliates to attract and retain highly talented professionals;

•	the effect of changes to tax legislation and our tax position; and

•	the risks, uncertainties and other factors we identify in “Risk Factors” and elsewhere in this prospectus and in our filings with the SEC.

Corporate Information

Our predecessor was founded in 1996 and we were incorporated under the laws of England and Wales on February 6, 2020. We are a newly formed company, previously had no material assets and have not engaged in any business or other activities except in connection with the Reorganization Transactions described under “Organizational Structure.” Our principal executive offices are located at 110 East 59th Street, New York, NY 10022, and our telephone number is (212) 883-0200. Our Internet site is www.royaltypharma.com. Our website and the information contained therein or connected thereto is not incorporated into this prospectus or the registration statement of which it forms a part.

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OFFERING

Class A ordinary shares offered by us	shares.

Option to purchase additional Class A ordinary shares	We have granted the underwriters an option to purchase up to an additional Class A ordinary shares, exercisable for 30 days after the date of this prospectus.

Class A ordinary shares to be outstanding after this offering	shares (or shares if the underwriters exercise in full their option to purchase additional Class A ordinary shares from us). If all then outstanding RP Holdings Class B Interests were exchanged for newly issued Class A ordinary shares on a one-for-one basis, Class A ordinary shares (or shares if the underwriters’ option is exercised in full) would be outstanding.

Class B ordinary shares to be outstanding after this offering	shares.

Voting power held by holders of Class A ordinary shares after giving effect to this offering	% (or % if the underwriters exercise in full their option to purchase additional Class A ordinary shares from us).

Voting power held by holders of Class B ordinary shares after giving effect to this offering	% (or % if the underwriters exercise in full their option to purchase additional Class A ordinary shares from us).

Use of proceeds	We estimate that the net proceeds to us from the sale of our Class A ordinary shares in this offering will be approximately $ , or approximately $ if the underwriters exercise their option to purchase additional Class A ordinary shares in full, assuming an initial public offering price of $ per share (the midpoint of the range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses. Each $1 increase (decrease) in the public offering price per share would increase (decrease) our net proceeds, after deducting estimated underwriting discounts and commissions, by $ million (assuming no exercise of the underwriters’ option to purchase Class A additional shares).

We intend to use the net proceeds from the sale of our Class A ordinary shares to acquire royalties and for general corporate purposes. See “Use of Proceeds.”

Proposed symbol	“ ”

Voting rights	Each of our Class A ordinary shares and Class B ordinary shares entitles its holder to one vote on all matters to be voted on by our

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shareholders. Holders of our Class A ordinary shares and Class B ordinary shares will vote together as a single class on all matters presented to our shareholders for their vote or approval, except as otherwise required by applicable law. See “Description of Share Capital.”

The Continuing Investors Partnerships, which own all of our outstanding Class B ordinary shares, will vote such shares as directed by the Continuing Investors.

Dividends	We currently intend to pay quarterly cash dividends. Assuming that Class A ordinary shares are outstanding after this offering, we anticipate that the amount of our quarterly cash dividends will be $ per share.

Immediately following this offering, we will be a holding company, and our principal asset will be a controlling equity interest in RP Holdings. If we decide to pay a dividend, to the extent permitted by applicable law, we will need to cause RP Holdings to make distributions to us in an amount sufficient to cover such dividend and RP Holdings will need to cause its subsidiaries to make distributions in an amount sufficient to cover such dividend payable by it. If RP Holdings makes such distributions to us, the Continuing Investors Partnerships will be entitled to receive pro rata distributions on their RP Holdings Class B Interests.

Subject to the foregoing, the approval and payment of any dividends by us will be at the sole discretion of our board of directors, which may change our dividend policy at any time, and will be paid out of our distributable reserves. Our board of directors will take into account general economic and business conditions, our strategic plans and prospects, our business and asset acquisition opportunities, our financial condition and operating results, working capital requirements and anticipated cash needs, contractual restrictions and obligations (including our Senior Secured Credit Facilities, defined herein), legal, tax and regulatory restrictions, other constraints on the payment of dividends by us to our shareholders, and such other factors as our board of directors may deem relevant.

For limitations on our ability to pay dividends, see “Dividend Policy.”

Taxation

We generally do not expect to be subject to Irish or U.S. federal income taxation, or to be subject to a material amount of taxation in the U.K. or any other jurisdiction. We will be classified as a corporation for U.S. federal income tax purposes and expect to be treated as a passive foreign investment company (“PFIC”), for U.S. federal income tax purposes. Assuming we are a PFIC, a shareholder that is otherwise subject to U.S. federal income taxation will be subject to certain adverse tax consequences as a result of owning our Class A ordinary shares, including in connection with

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certain distributions and dispositions, unless it makes certain PFIC-related elections, including an election to recognize its pro rata share of our income on a current basis as though it were deemed distributed to it and to pay taxes on such deemed distribution regardless of whether we make actual cash distributions during the taxable year. Although we currently intend to make annual cash distributions in an amount sufficient to cover the anticipated U.S. federal, state and local income tax liabilities of our shareholders in respect of their pro rata share of such income, it is possible that such tax liabilities will exceed the cash dividends that such shareholders receive from us. See “Material Tax Considerations—Material U.S. Federal Income Tax Considerations—Taxation of Shareholders—Taxable U.S. Holders—Passive Foreign Investment Companies” and “Dividend Policy.”

Leverage	We currently utilize, and expect to continue to utilize, leverage and are therefore exposed to risks related to our leverage. The use of leverage magnifies the potential for loss and may increase the risks associated with investing in our Class A ordinary shares. See “Risk Factors—Risks Relating to Our Business—We use leverage in connection with our capital deployment, which magnifies the potential for loss if the royalties acquired do not generate sufficient income to us.”

Operating and personnel payment	We will pay the Manager a quarterly Operating and Personnel Payment pursuant to the Management Agreement. We have no personnel of our own and the Operating and Personnel Payment is intended to fund operating and personnel costs of the Manager and its affiliates. The Operating and Personnel Payment is a fixed fee based on Adjusted Cash Receipts and the value of certain investments and will not be subject to adjustment based on actual operating and personnel expenses of the Manager. See “Certain Relationships and Related Party Transactions—Management Agreement.”

Equity performance awards	Equity Performance Award Holdings, an affiliate of the Manager, holds all of the RP Holdings Class C Special Interests which entitles it to quarterly equity distributions from RP Holdings based on our performance. See “Certain Relationships and Related Party Transactions—Equity Performance Awards.”

Exchange agreement	Prior to this offering, we will enter into the Exchange Agreement with the Continuing Investors providing that (i) the Continuing International Investors Partnership will, following the expiration of the underwriters’ “lock-up” agreements, promptly distribute to its holders substantially all of the RP Holdings Class B Interests it holds which will be exchanged for our Class A ordinary shares and (ii) the Continuing US Investors Partnership will, upon instruction of any of its holders from time to time, distribute substantially all of the RP Holdings Class B Interests held on behalf of such holder that are subject to such instruction which will be exchanged for our Class A ordinary shares.

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Risk Factors	See “Risk Factors” for a discussion of risks you should consider carefully before deciding to invest in our Class A ordinary shares.

Unless we specifically state otherwise, the information in this prospectus does not take into account:

•	the issuance of up to Class A ordinary shares issuable upon exercise of the underwriters’ option to purchase additional Class A ordinary shares from us; and

•

the issuance of up to              Class A ordinary shares issuable upon exchange of the same number of RP Holdings Class B Interests that will be held by the Continuing Investors Partnerships immediately following this offering.

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SUMMARY HISTORICAL AND PRO FORMA FINANCIAL AND OTHER DATA

The following tables set forth summary historical financial and other data of Old RPI for the periods presented. Royalty Pharma plc was formed as an English company on February 6, 2020 and has not, to date, conducted any activities other than those incident to its formation and the preparation of this prospectus and the registration statement of which this prospectus forms a part.

The following tables set forth certain summary historical consolidated financial and other data of Old RPI as of the dates and for the periods indicated. The business of Old RPI is the predecessor of Royalty Pharma plc for financial reporting purposes. The historical financial data as of and for the years ended December 31, 2018 and 2017 were derived from the audited consolidated financial statements of Old RPI included elsewhere in this prospectus. The historical financial data as of and for the years ended December 31, 2016 and 2015 were derived from the audited consolidated financial statements that do not appear in this prospectus.

The unaudited pro forma information gives effect to (i) the Reorganization Transactions described under “Organizational Structure,” and (ii) the sale of                Class A ordinary shares in this offering and the application of the net proceeds from this offering, as if each had been completed as of December 31, 2019, in the case of the unaudited pro forma consolidated balance sheet data as of December 31, 2019, and as of January 1, 2019 with respect to the unaudited pro forma combined consolidated statements of operations data. See “Unaudited Pro Forma Financial Information” and “Capitalization.”

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The summary historical and pro forma financial and other data presented below do not purport to be indicative of the results that can be expected for any future period and should be read together with “Capitalization,” “Unaudited Pro Forma Financial Information,” “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Royalty Pharma Investments’ financial statements and related notes thereto included elsewhere in this prospectus.

($ in thousands)	Pro Forma(1)(2)	Year Ended December 31,
	2019	2019	2018	2017	2016	2015
Consolidated Results of Operations Data:
Income and other revenues:
Income from royalty assets		$	$1,524,816	$1,539,417	$1,502,088	$1,484,041
Revenue from royalty assets			134,118	38,090	373,591	166,668
Other royalty income			135,960	20,423	1,731	1,711

Total income and other revenues			1,794,894	1,597,930	1,877,410	1,652,420
Operating expenses:
Research and development funding expense			392,609	117,866	91,021	98,381
Provision for changes in expected cash flows from royalty assets			(57,334)	400,665	925,800	570,183
Amortization of intangible assets			33,267	33,267	68,203	68,160
General and administrative expenses			61,906	106,440	69,512	121,418

Operating income			1,364,446	939,692	722,874	794,278

Net income attributable to controlling interest		$	$1,377,729	$1,210,025	$565,907	$581,426

	Pro Forma(1)(2)
($ in thousands)	2019	2019	2018	2017	2016	2015
Consolidated Balance Sheet Data (at end of period):
Cash and cash equivalents		$	$1,924,211	$1,381,571	$1,674,219	$1,720,871
Total assets			11,370,147	11,373,532	10,481,999	10,815,682
Current portion of long-term debt			281,436	280,928	172,684	184,383
Long-term debt, excluding current portion			6,237,896	6,520,855	5,724,690	5,804,190
Total unitholders’ equity			4,552,079	4,460,546	4,445,620	4,676,908
Cash Flow Data:
Net cash provided by (used in):
Operating activities			1,618,317	1,418,313	1,482,595	1,305,825
Investing activities			303,424	(1,587,707)	(605,932)	64,287
Financing activities			(1,379,101)	(123,254)	(923,315)	(6,746)

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	Pro Forma(1)(2)
($ in thousands)	2019	2019	2018	2017	2016	2015
Other Financial Measures:
Royalty Receipts – Growth Products
Cystic fibrosis franchise			$224,214	$37,340	$12,163	—
Tysabri			338,697	263,790	—	—
Imbruvica			209,171	149,376	103,247	54,464
HIV franchise			224,321	185,515	185,014	199,421
Januvia, Janumet, Other DPP-IVs			106,689	103,250	313,394	162,962
Xtandi			105,958	86,977	64,019	—
Promacta			—	—	—	—
Other Growth Products (3)			176,208	119,277	113,385	107,814

Total Royalty Receipts – Growth Products			$1,385,258	$945,525	$791,222	$524,661

Royalty Receipts – Mature Products
Tecfidera (4)			750,000	600,000	600,000	425,000
Lyrica			126,916	124,126	119,132	142,122
Letairis			130,078	123,178	111,361	101,183
Remicade			121,055	138,488	147,883	162,705
Humira			499,055	455,399	400,990	351,615
Other Mature Products (5)			61,483	82,544	291,513	410,574

Total Royalty Receipts – Mature Products			$1,688,587	$1,523,735	$1,670,879	$1,593,199

Distributions to non-controlling interest			(268,693)	(278,727)	(321,795)	(310,299)

Adjusted Cash Receipts (non-GAAP)(7)			$2,805,152	$2,190,533	$2,140,306	$1,807,561

Payments for operating and professional costs(6)			(72,660)	(101,180)	(64,923)	(70,834)

Adjusted EBITDA (non-GAAP)(7)			$2,732,492	$2,089,353	$2,075,383	$1,736,727

Development-stage funding payments – ongoing			(108,163)	(118,366)	(90,521)	(98,381)
Interest paid, net			(243,216)	(228,451)	(226,378)	(215,504)
Swap collateral (posted) or received, net			2,957	(2,950)	2,316	(2,316)
Investment in non-consolidated affiliates			(24,173)	(2,000)	(8,722)	(21,407)

Adjusted Cash Flow (non-GAAP)(7)			$2,359,897	$1,737,586	$1,752,078	$1,399,119

(1)

The unaudited pro forma Consolidated Results of Operations Data and the Cash Flow Data for the period ended December 31, 2019 and the unaudited pro forma Consolidated Balance Sheet Data as of December 31, 2019 present selected financial data after giving effect to the Exchange Offer Transactions, Reorganization Transactions and the sale of Class A ordinary shares in this offering, as further described in “Unaudited Pro Forma Financial Information.” The assumptions and adjustments to the Consolidated Results of Operations Data and Consolidated Balance Sheet Data are described in the notes to the unaudited pro forma financial information in “Unaudited Pro Forma Financial Information.”

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The assumptions and adjustments to the Cash Flow Data are described in note (14) in “Selected Historical Financial Data.”

(2)

The unaudited pro forma Other Financial Measures as of and for the period ended December 31, 2019 present selected non-GAAP measures, which are supplemental measures to our GAAP financial measures, after giving effect to the Exchange Offer Transactions and Reorganization Transactions and the sale of Class A ordinary shares in this offering, as further described in “Unaudited Pro Forma Financial Information.” The adjustments and assumptions to the Other Financial Measures are described in “Selected Historical Data—Non-GAAP Financial Measures” and note (15) in “Selected Historical Financial Data.”

(3)

Other Growth Products include royalties on the following products: Alogliptin, Bosulif (a product co-developed by our joint venture investee, Avillion, for which receipts are presented as Distributions received from nonconsolidated affiliates on the Statement of Cash Flows), Cimzia, Lexiscan, Myozyme, Priligy and Soliqua.

(4)	Receipts from Tecfidera milestone payments are presented as Proceeds from available for sale debt securities on the Statement of Cash Flows.
(5)	Other Mature Products primarily include royalties on the following products: Cubicin, Mircera, Prezista, Rotateq, Savella, and Thalomid.
(6)	Payments for operating and professional costs include Payments for operating costs and professional services and Payments for rebates, both from the Statement of Cash Flows.
(7)

Adjusted Cash Receipts and Adjusted Cash Flow are key non-GAAP financial measures used by management to assess financial operating performance on a levered and unlevered basis, cash distribution levels, and for purposes of evaluating cash available to service debt and reinvest in the business. Adjusted EBITDA is an important non-GAAP financial measure in analyzing our liquidity and is a key component of certain material covenants contained within our credit agreement. Each non-GAAP financial measure functions as a supplemental measure of liquidity and is not required by, or presented in accordance with, GAAP. They are not measurements of our performance or liquidity under GAAP and should not be considered as alternatives to Net cash provided by operating activities or Consolidated net income before tax or any other performance or liquidity measure derived in accordance with GAAP. For additional information, see “—Non-GAAP Reconciliations” below.

Adjusted Cash Receipts is a measure calculated with inputs directly from the Statement of Cash Flows and includes (1) royalty receipts: (i) Cash collections from royalty assets (financial assets and intangible assets), (ii) Other royalty collections, (iii) Distributions from non-consolidated affiliates, plus (2) Proceeds from available for sale debt securities (Tecfidera milestone payments), and less (3) Distributions to non-controlling interest. Adjusted Cash Receipts can be further stratified by Growth Products and Mature Products. Growth Products are defined as royalties with a duration expiring after December 31, 2020. All other royalties on approved products are defined as Mature Products.

Adjusted EBITDA is important to our lenders and is defined under the credit agreement as Adjusted Cash Receipts less payments for operating and professional costs.

Adjusted Cash Flow is defined as Adjusted EBITDA less (1) Interest paid, net of interest received, (2) Development-stage funding payments – ongoing, (3) Investment in non-consolidated affiliates and (4) Swap collateral (posted) or received, net, all directly reconcilable to the Statement of Cash Flows.

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RISK FACTORS

An investment in our Class A ordinary shares involves risks. You should carefully consider the following information about these risks, together with the other information contained in this prospectus, before investing in our Class A ordinary shares. If any of the adverse events described in the following risk factors, as well as other factors which are beyond our control, actually occurs, our business, results of operations and financial condition may suffer significantly. As a result, the trading price of our Class A ordinary shares could decline, and you may lose all or part of your investment in our Class A ordinary shares. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations.

Risks Relating to Our Business

Biopharmaceutical product sales are subject to sales risks.

Product sales may be lower than expected due to a number of reasons, including pricing pressures, insufficient demand, product competition, failure of clinical trials, lack of market acceptance, obsolescence, loss of patent protection or other factors and development-stage products may fail to reach the market. Unexpected side effects, safety or efficacy concerns can arise with respect to a product, leading to product recalls, withdrawals or declining sales. As a result, payments of our royalties may be reduced or cease. In addition, these payments may be delayed, causing our near-term financial performance to be weaker than expected.

The royalty market may not grow at the same rate as it has in the past, or at all, and we may not be able to acquire sufficient royalties to sustain the growth of our business.

We have been able to grow our business over time by acquiring numerous royalties, including those relating to many of the industry’s leading therapies. We may not be able to identify and acquire a sufficient number of royalties, or royalties of sufficient scale, to invest the full amount of capital that may be available to us in the future, which could prevent us from executing our growth strategy and negatively impact our results of operations. Changes in the royalty market, including its structure and participants, or a reduction in the growth of the biopharmaceutical industry, could lead to diminished opportunities for us to acquire royalties, fewer royalties (or royalties of significant scale) being available, or increased competition for royalties. Even if we continue to acquire royalties, they may not generate a meaningful return for a period of several years, if at all, due to the price we pay for such royalties or other factors relating to the underlying products. As a result, we may not be able to continue to grow as we have in the past, or at all.

Acquisitions of royalties from development-stage biopharmaceutical products are subject to a number of uncertainties.

We may continue to and in the future acquire more royalties on development-stage products that have not yet received marketing approval by any regulatory authority. There can be no assurance that the FDA, the EMA or other regulatory authorities will approve such products or that such products will be brought to market timely or at all, or that the market will be receptive to such products. If the FDA, the EMA or other regulatory authority approves a development-stage product that generates our royalty, the labeling, packaging, adverse event reporting, storage, advertising, promotion and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. The subsequent discovery of previously unknown problems with the product, including adverse events of unanticipated severity or frequency, may result in restrictions on the marketing of the product, and could include withdrawal of the product from the market.

In addition, the developers of these development-stage products may not be able to raise additional capital to continue their discovery, development and commercialization activities, which may cause them to delay, reduce the scope of, or eliminate one or more of their clinical trials or research and development programs. If

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other product developers introduce and market products that are more effective, safer or less expensive than the relevant products that generate our royalties, or if such developers introduce their products prior to the competing products underlying our royalties, such products may not achieve commercial success and thereby result in a loss for us.

Further, the developers of such products may not have sales, marketing or distribution capabilities. If no sales, marketing or distribution arrangements can be made on acceptable terms or at all, the affected product may not be able to be successfully commercialized, which will result in a loss for us. Losses from such assets could have a material adverse effect on our business, financial condition and results of operations.

We intend to continue, and may increase, this strategy of acquiring development-stage products. While we believe that we can readily evaluate and gain conviction about the likelihood of a product candidate’s approval and achieving significant sales, there can be no assurance that our assumptions will prove correct, that regulatory authorities will approve such product candidates, that such product candidates will be brought to market timely or at all, or that such products will achieve commercial success.

Our strategy of acquiring royalty interests in development-stage product candidates, including by co-funding clinical development and acquiring securities of biopharmaceutical companies, is subject to risks and uncertainties.

We intend to continue to provide capital to innovators to co-fund clinical development of a product in exchange for a share of the future revenues of that asset and when we do so, we do not control its clinical development. In these situations, the innovators may not complete activities on schedule or in accordance with our expectations or in compliance with applicable laws and regulations. Failure by one or more of these third parties to meet their obligations, comply with applicable laws or regulations or any disruption in the relationships between us and these third parties, could delay or prevent the development, approval, manufacturing or commercialization of the product candidate for which we have provided funding.

We seek to further expand our market opportunity by acquiring securities issued by biopharmaceutical companies. Where we may acquire equity securities as all or part of the consideration for business development activities, the value of those securities will fluctuate, and may depreciate in value. We will likely not control the company in which we acquire securities, and as a result, we may have limited ability to determine its management, operational decisions and policies. Further, while we may seek to mitigate the risks and liabilities of such transactions through, among other things, due diligence, there may be risks and liabilities that such due diligence efforts fail to discover, that are not disclosed to us, or that we inadequately assess. In addition, as a result of our activities we receive material non-public information about other companies from time to time. Where such information relates to a company whose equity securities we hold, we may be delayed or prevented from selling such securities when we would otherwise choose to do so, and such delay or prohibition may result in a loss or reduced gain on such securities.

We may undertake strategic acquisitions of biopharmaceutical companies with significant royalty assets. Our failure to realize expected benefits of such acquisitions or our incurrence of unanticipated liabilities, could adversely affect our share price, operating results and results of operations.

We may acquire companies with significant royalty assets or where we believe we could create significant synthetic royalties. These acquired or created royalty assets may not perform as we project. Moreover, the acquisition of operating biopharmaceutical companies will result in the assumption of, or exposure to, liabilities of the acquired business that are not inherent in our other royalty acquisitions, such as direct exposure to product liability claims, high fixed costs and an expansion of our operations and expense structure, thereby potentially decreasing our profitability. The diversion of our management’s attention and any delay or difficulties encountered in connection with any future acquisitions we may consummate could result in the disruption of our on-going business operations. Despite our business, financial and legal due diligence efforts, we have limited experience in assessing acquisition opportunities, and we ultimately may be unsuccessful in ascertaining or

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evaluating all risks associated with such acquisitions. Moreover, we may need to raise additional funds through public or private debt or equity financing, including issuing additional Class A ordinary shares, to acquire any businesses or products, which may result in dilution for shareholders or the incurrence of indebtedness. As a result, our acquisition of biopharmaceutical companies could adversely impact our business, results of operations and financial condition.

We use leverage in connection with our capital deployment, which magnifies the potential for loss if the royalties acquired do not generate sufficient income to us.

We use borrowed funds to finance a significant portion of our deployed capital. The use of leverage creates an opportunity for an increased return but also increases the risk of loss if our assets do not generate sufficient income to us. The interest expense and other costs incurred in connection with such borrowings may not be covered by the income from our assets. In addition, leverage may inhibit our operating flexibility and reduce cash flow available for dividends to our shareholders.

The level of our indebtedness could limit our ability to respond to changing business conditions. The various agreements relating to our borrowings may impose operating and financial restrictions on us which could affect the number and size of the royalties that we may pursue. Therefore, no assurance can be given that we will be able to take advantage of favorable conditions or opportunities as a result of any restrictive covenants under our indebtedness. There can also be no assurance that additional debt financing, either to replace or increase existing debt financing, will be available when needed or, if available, will be obtainable on terms that are commercially reasonable. Additional risks related to our leverage include:

•	our royalties may be used as collateral for our borrowings;

•

in the event of a default under any of our secured borrowings, one or more of our creditors or their assignees could obtain control of our royalties and, in the event of a distressed sale, these creditors could dispose of these royalties for significantly less value than we could realize for them;

•

we have to comply with various financial covenants in the agreements that govern our debt, including requirements to maintain certain leverage ratios and coverage ratios, which may affect our ability to achieve our business objectives;

•	our ability to pay dividends to our shareholders may be restricted;

•	to the extent that interest rates at which we borrow increase, our borrowing costs will increase and our leveraging strategy will become more costly, which could lead to diminished net profits; and

•

because our debt utilizes LIBOR as a factor in determining the applicable interest rate, the expected discontinuation and transition away from LIBOR may increase the cost of servicing our debt, lead to higher borrowing costs and have an adverse effect on our results of operations and cash flows.

We have no employees and will be entirely dependent upon the Manager for all the services we require.

Because we are “externally managed,” we will not employ our own personnel, but will instead depend upon the Manager, its executive officers and its employees for virtually all of the services we require. The Manager selects and manages the acquisition of royalties and similar payment streams that meet our investment criteria and provides all of our other administrative services. Accordingly, our success is largely dependent upon the expertise and services of the executive officers, the investment committee and other personnel provided to us through the Manager. While our agreement with the Manager requires them to devote substantially all of their time to managing us and any legacy vehicles related to Old RPI or RPI unless otherwise approved by Board, such resources may prove to be inadequate to meet our needs.

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Our business is subject to interest rate and foreign exchange risk.

The interest rates at which we borrow is not fixed, but rather varies from time to time in relation to the overall interest rates in the economy. We are subject to interest rate fluctuation exposure through our borrowings under our Senior Secured Credit Facilities and our investments in money market accounts and marketable securities, the majority of which bear a variable interest rate. To the extent that interest rates generally increase, our borrowing costs will increase and our leveraging strategy will become more costly, leading to diminished net profits.

Certain products pay royalties in currencies other than U.S. dollars, which creates foreign currency risk primarily with respect to the Euro, Swiss Franc and Japanese Yen, as our functional and reporting currency is the U.S. dollar. In addition, our results of operations are subject to foreign currency exchange risk through transactional exposure resulting from movements in exchange rates between the time we recognize royalty income or royalty revenue and the time at which the transaction settles, or we receive the royalty payment. Because we are entitled to royalties on worldwide sales for various products, there is an underlying exposure to foreign currency as the marketer converts payment amounts from local currencies to U.S. dollars. Therefore, cash received may differ from the estimated receivable based on fluctuations in currency. As a result, significant changes in foreign exchange rates can impact our results.

Information about the biopharmaceutical products underlying the royalties we buy available to us may be limited and therefore our ability to analyze each product and its potential future cash flow may be similarly limited.

We may have limited information concerning the products generating the royalties we are evaluating for acquisition. Often, the information we have regarding products following our acquisition of a royalty may be limited to the information that is available in the public domain. Therefore, there may be material information that relates to such products that we would like to know but do not have and may not be able to obtain. For example, we do not always know the results of studies conducted by marketers of the products or others or the nature or amount of any complaints from doctors or users of such products. In addition, the market data that we obtain independently may also prove to be incomplete or incorrect. Due to these and other factors, the actual cash flow from a royalty may be significantly lower than our estimates.

Our future income is dependent upon numerous royalty-specific assumptions and, if these assumptions prove not to be accurate, we may not achieve our expected rates of returns.

Our business model is based on multiple-year internal and external forecasts regarding product sales and numerous product-specific assumptions in connection with each royalty acquisition, including where we have limited information regarding the product. There can be no assurance that the assumptions underlying our financial models, including those regarding product sales or competition, patent expirations or license terminations for the products underlying our portfolio, are accurate. These assumptions involve a significant element of subjective judgment and may be and in the past have been adversely affected by post-acquisition changes in market conditions and other factors affecting the underlying product. Our assumptions regarding the financial stability or operational or marketing capabilities of the partner obligated to pay us royalties may also prove and in the past have proven to be incorrect. Due to these and other factors, the assets in our current portfolio or future assets may not generate expected returns or returns in line with our historical financial performance or in the time periods we expect. This could negatively impact our results of operation for a given period.

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We make assumptions regarding the royalty duration for terms that are not contractually fixed, and a shortened royalty term could result in a reduction in the effective interest rate, a decline in income from royalties, significant reductions in royalty payments compared to expectations, or a permanent impairment.

In accordance with GAAP, we classify most royalty assets that we acquire as financial assets that are measured at amortized cost using the prospective effective interest method described in ASC 835-30. The effective interest rate is calculated by forecasting the expected cash flows to be received over the life of the asset relative to the initial invested amount, net of any purchased receivables. A critical component of such forecast is our assumptions regarding duration of the royalty.

The royalty duration is important for purposes of accurately measuring interest income over the life of a royalty. In making assumptions around the royalty duration for terms that are not contractually fixed, we consider the strength of existing patent protection, expected entry of generics, geographical exclusivity periods and potential patent term extensions tied to the underlying product.

The duration of a royalty usually varies on a country-by-country basis and can be based on a number of factors, such as patent expiration dates, regulatory exclusivity, years from first commercial sale of the patent-protected product, the entry of competing generic or biosimilar products, or other terms set out in the contracts governing the royalty. It is common for royalty durations to expire earlier or later than anticipated due to unforeseen positive or negative developments over time, including with respect to the granting of patents and patent term extensions, the invalidation of patents, litigation between the party controlling the patents and third party challengers of the patents, the ability of third parties to design around or circumvent valid patents, the granting of regulatory exclusivity periods or extensions, timing for the arrival of generic or biosimilar competitor products, changes to legal or regulatory regimes affecting intellectual property rights or the regulation of pharmaceutical products, product life cycles, and industry consolidations.

A shortened royalty term can result in a reduction in the effective interest rate, a decline in income from royalties, significant reductions in royalty payments compared to expectations, or a permanent impairment any of which may have a material adverse effect on our business, financial conditions and results of operations.

Our reliance on a limited number of products may have a material adverse effect on our financial condition and results of operation.

While our current asset portfolio includes royalties relating to over 40 marketed therapies and six development-stage product candidates, the top five therapies accounted for     % of our total income and other revenues in the year ended December 31, 2019. In addition, our asset portfolio may not be fully diversified by geographic region or other criteria. Any significant deterioration in the cash flows from the top products in our asset portfolio could have a material adverse effect on our business, financial condition and results of operations.

We may face competition in locating suitable assets to acquire.

There are a limited number of suitable and attractive opportunities to acquire high-quality royalties available in the market. Therefore, competition to acquire such royalties is intense and may increase. We compete with other potential acquirers for these opportunities, including companies that market the products on which royalties are paid, financial institutions and others. These competitors may be able to access lower cost capital, may be larger than us, have relationships that provide them access to opportunities before us, or may be willing to acquire royalties for lower projected returns than we are.

Biopharmaceutical products are subject to substantial competition.

The biopharmaceutical industry is a highly competitive and rapidly evolving industry. The length of any product’s commercial life cannot be predicted with certainty. There can be no assurance that one or more

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products on which we are entitled to a royalty will not be rendered obsolete or non-competitive by new products or improvements on which we are not entitled to a royalty made to existing products, either by the current marketer of such products or by another marketer. Current marketers of products may undertake these development efforts in order to improve their products or to avoid paying our royalty. Adverse competition, obsolescence or governmental and regulatory action or healthcare policy changes could significantly affect the revenues, including royalty-related revenues, of the products which generate our royalties.

Competitive factors affecting the market position and success of each product include:

•	effectiveness;

•	safety and side effect profile;

•	price, including third-party insurance reimbursement policies;

•	timing and introduction of the product;

•	effectiveness of marketing strategy and execution;

•	governmental regulation;

•	availability of lower-cost generics and/or biosimilars;

•	treatment innovations that eliminate or minimize the need for a product; and

•	product liability claims.

Products which we have a royalty sales of the biopharmaceutical products that generate our royalties may be rendered obsolete or non-competitive by new products, including generics and/or biosimilars, improvements on existing products or governmental or regulatory action. In addition, as biopharmaceutical companies increasingly devote significant resources to innovate next-generation products and therapies using gene editing and new curative modalities, such as cell and gene therapy, products on which we have a royalty may become obsolete. These developments could have a material adverse effect on the sales of the biopharmaceutical products that generate our royalties, and consequently could materially adversely affect our business, financial condition and results of operations.

Marketers of products that generate our royalties are outside of our control.

In the case of our royalty receivables, our cash flow consists primarily of payments supported by royalties paid by marketers. These marketers may have interests that are different from our interests. For example, these marketers may be motivated to maximize income by allocating resources to other products and, in the future, may decide to focus less attention on the products generating our royalties or by allocating resources to develop products that do not generate royalties to us. There can be no assurance that any marketer or person with whom the marketer has a working relationship has adequate resources and motivation to continue to produce, market and sell the products generating our royalties. Aside from any limited audit rights relating to the activities of the marketers that we may have in certain circumstances pursuant to the terms of our arrangements with the licensor, we do not have oversight rights with respect to the marketers’ operations and do not have rights allowing us to direct their operations or strategy nor do our agreements contain performance standards for their operations. We also have limited information on the marketers’ operations.

In these circumstances, while we may be able to receive certain information relating to sales of products through the exercise of audit rights and review of royalty reports we receive from the licensor, we will not have the right to review or receive certain information relating to products that the marketers may have, including the results of any studies conducted by the marketers or others, or complaints from doctors or users of products. The market performance of the products generating our royalties may therefore be diminished by any number of factors relating to the marketers that are outside of our control.

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The marketers of biopharmaceutical products are, generally, entirely responsible for the ongoing regulatory approval, commercialization, manufacturing and marketing of products.

Generally, the holders of royalties on products have granted exclusive regulatory approval, commercialization, manufacturing and marketing rights to the marketers of such products. The marketers have full control over those efforts and sole discretion to determine the extent and priority of the resources they will commit to their program for a product. Accordingly, the successful commercialization of a product depends on the marketer’s efforts and is beyond our control. If a marketer does not devote adequate resources to the ongoing regulatory approval, commercialization and manufacture of a product, or if a marketer engages in illegal or otherwise unauthorized practices, the product’s sales may not generate sufficient royalties, or the product’s sales may be suspended, and consequently, could adversely affect our business.

License agreements relating to products may, in some instances, be unilaterally terminated or disputes may arise which may affect our royalties.

License agreements relating to the products generating our royalties may be terminated, which may adversely affect sales of such products and therefore the payments we receive. For example, under certain license agreements, marketers retain the right to unilaterally terminate the agreements with the licensors. When the last patent covering a product expires or is otherwise invalidated in a country, a marketer may be economically motivated to terminate its license agreement, either in whole or with respect to such country, in order to terminate its payment and other obligations. In the event of such a termination, a licensor may no longer receive all of the payments it expected to receive from the licensee and may also be unable to find another company to continue developing and commercializing the product on the same or similar terms as those under the license agreement that has been terminated.

In addition, license agreements may fail to provide significant protection for the licensor in case of the licensee’s failure to perform or in the event of disputes. License agreements which relate to the products underlying our royalties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what the licensor believes to be the scope of its rights to the relevant intellectual property or technology, or decrease the licensee’s financial or other obligations under the relevant agreement, any of which could in turn impact the value of our royalties and have a material adverse effect on our business, financial condition, results of operations and prospects. If a marketer were to default on its obligations under a license agreement, the licensor’s remedy may be limited either to terminating certain licenses related to certain countries or to generally terminate the license agreement with respect to such country. In such cases, we may not have the right to seek to enforce the rights of the licensor and we may be required to rely on the resources and willingness of the licensor to enforce its rights against the licensee.

In any of these situations, if the expected payments under the license agreements do not materialize, this could result in a significant loss to us and materially adversely affect our business, financial condition and results of operations.

The insolvency of a marketer could adversely affect our receipt of cash flows on the related royalties that we hold.

If a marketer were to become insolvent and seek to reorganize under Chapter 11 of Title 11 of the U.S. Code, as amended, or the Bankruptcy Code, or liquidate under Chapter 7 of the Bankruptcy Code (or foreign equivalent), such event could delay or impede the payment of the amounts due under a license agreement, pending a resolution of the insolvency proceeding. Any unpaid royalty payments due for the period prior to the filing of the bankruptcy proceeding would be unsecured claims against the marketer, which might not be paid in full or at all. While royalty payments due for periods after the filing may qualify as administrative expenses entitled to a higher priority, the actual payment of such post-filing royalty payments could be delayed for a

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substantial period of time and might not be in the full amount due under the license agreement. The licensor would be prevented by the automatic stay from taking any action to enforce its rights without the permission of the bankruptcy court. In addition, the marketer could elect to reject the license agreement, which would require the licensor to undertake a new effort to market the applicable product with another distributor. Such proceedings could adversely affect the ability of a payor to make payments with respect to a royalty, and could consequently adversely affect our business, financial condition and results of operations.

Unsuccessful attempts to acquire new royalties could result in significant costs and negatively impact subsequent attempts to locate and acquire other assets.

The investigation of each specific target royalty and the negotiation, drafting and execution of relevant agreements, disclosure and other documents requires substantial management time and attention and results in substantial costs for accountants, attorneys and others. If a decision is made not to complete a specific acquisition, the costs incurred for the proposed transaction would not be recoverable from a third party. Furthermore, even if an agreement is reached relating to a specific target asset, we may fail to consummate the acquisition for any number of reasons, including, in the case of an acquisition of a royalty through a business combination with a public company, approval by the target company’s public shareholders. Multiple unsuccessful attempts to acquire new royalties could hurt our reputation, result in significant costs and waste the Manager’s time. The opportunity cost of diverting management and financial resources could negatively impact our ability to locate and acquire other assets.

Most of our royalties are classified as financial assets that are measured at amortized cost using the effective interest method of accounting as a result of which our GAAP results of operations can be volatile and unpredictable which could adversely affect the trading price of our Class A ordinary shares.

In accordance with GAAP, most of the royalty assets we acquire are treated as investments in cash flow streams and are thus classified as financial assets. Under this classification, our royalty assets are treated as having a yield component that resembles loans measured at amortized cost under the effective interest accounting methodology. Under this accounting methodology, we calculate the effective interest rate on each royalty asset using a forecast of the expected cash flows to be received over the life of the royalty asset relative to the initial acquisition price. The yield, which is calculated at the end of each reporting period and applied prospectively, is then recognized via accretion into our income at the effective rate of return over the expected life of the royalty asset.

As a result of applying the effective interest method of accounting, our income statement activity in respect of many of our royalties can be volatile and unpredictable as a result of non-cash charges associated with the provision. Small declines in Wall Street research analysts’ consensus forecasts over a long time horizon can result in an immediate non-cash income statement expense recognition, even though the applicable cash inflows will not be realized for many years into the future. For example, in late 2014 we acquired our cystic fibrosis franchise. Beginning in the second quarter of 2015, declines in near-term sales forecasts of Wall Street research analysts caused us to build up a provision for this royalty asset. Over the course of 10 quarters, we recognized non-cash charges to the income statement as a result of these changes in forecasts, ultimately accumulating a peak cumulative provision of $1.3 billion by September 30, 2017, including a non-cash expense of $743.2 million in 2016 related to this royalty interest. With the approval of the Vertex triple combination therapy, Trikafta, in October 2019, Wall Street research analysts’ consensus forecasts increased to reflect the larger addressable market and the increase in the expected duration of the Trikafta royalty. While small reductions in the cumulative provision for the royalties related to our cystic fibrosis (“CF”) franchise were recognized in 2017 and 2018, there remained a $1.1 billion cumulative provision balance that was fully offset by a $1.1 billion credit to the provision in 2019 as a result of an increase in Wall Street research analysts’ consensus forecasts from the Trikafta approval. The financial statement impact caused by the application of the effective interest accounting methodology could result in a negative perception of our results in a given period, which could cause the price of our Class A ordinary shares to decline.

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Sales of the products that generate our royalties are subject to uncertainty related to healthcare reimbursement policies, managed care considerations and pricing pressures.

In both the U.S. and non-U.S. markets, sales of medical, biopharmaceutical products, and the success of such products, depends in part on the availability and extent of coverage and reimbursement from third-party payors, including government healthcare programs and private insurance plans.

In the United States, pharmaceutical product pricing is subject to enhanced government regulation, public scrutiny and calls for reforms. Some states have implemented, and other states are considering, pharmaceutical price controls or patient access constraints under their Medicaid program. There have also been recent state legislative efforts that have generally focused on increasing transparency around drug costs or limiting drug prices. In addition, the growth of large managed care organizations and prescription benefit managers, as well as the prevalence of generic substitution, has hindered price increases for prescription drugs. Continued intense public scrutiny of the price of drugs, together with government and payor dynamics, may limit the ability of producers and marketers to set or adjust the price of products based on their value. There can be no assurance that new or proposed products will be considered cost-effective or that adequate third-party reimbursement will be available to enable the producer or marketer of such product to maintain price levels sufficient to realize an appropriate return. Outside the United States, numerous major markets, including the EU, Japan and China, have pervasive government involvement in funding healthcare, and, in that regard, fix the pricing and reimbursement of pharmaceutical products. Consequently, in those markets, the products generating our royalties are subject to government decision-making and budgetary actions.

These pricing pressures may have a material adverse effect on our current royalties and the attractiveness of future acquisitions of royalties.

The products that generate our royalties are subject to uncertainty related to the regulation of the healthcare industry.

The U.S. healthcare industry is highly regulated and subject to frequent and substantial changes. For example, the U.S. Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (the “ACA”) was enacted by Congress in March 2010 and established a major expansion of healthcare coverage, financed in part by a number of new rebates, discounts, and taxes that had a significant effect on the expenses and profitability on the companies that manufacture the products that generate our royalties. These companies and their products face uncertainty due to federal legislative and administrative efforts to repeal, substantially modify or invalidate some or all of the provisions of the ACA.

Other U.S. federal or state legislative or regulatory action and/or policy efforts could adversely affect the healthcare industry, including, among others, general budget control actions, changes in patent laws, the importation of prescription drugs from outside the United States at prices that are regulated by governments of various foreign countries, revisions to reimbursement of biopharmaceutical products under government programs, restrictions on U.S. direct-to-consumer advertising or limitations on interactions with healthcare professionals. No assurances can be provided that these laws and regulations will not have a material adverse effect on our business, financial condition and results of operations.

In addition, many of the products in our portfolio benefit from regulatory exclusivity. If, in an effort to regulate pricing, regulatory exclusivity is not maintained, our business, financial condition and results of operations may be adversely impacted.

The biopharmaceutical industry may be negatively affected by federal government deficit reduction policies, which could reduce the value of the royalties that we hold.

In an effort to contain the U.S. federal deficit, the pharmaceutical industry could be considered a potential source of savings via legislative proposals. Government action to reduce federal spending on entitlement programs, including Medicare, Medicaid or other publicly funded or subsidized health programs, or to lower

Confidential Treatment Requested by Royalty Pharma plc

Pursuant to 17 C.F.R. Section 200.83

drug spending, may affect payment for the products that generate our royalties. These and any other cost controls and/or any significant additional taxes or fees that may be imposed on the biopharmaceutical industry as part of deficit reduction efforts could reduce cash flows from our royalties and therefore have a material adverse effect on our business, financial condition and results of operations.

Sales of products that generate our royalties are subject to regulatory approvals and actions in the United States and foreign jurisdictions that could harm our business.

The procedures to approve biopharmaceutical products for commercialization vary among countries and can involve additional testing and time. Approval by the FDA does not ensure approval by regulatory authorities in other countries, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval and many include additional risks, such as pricing approval.

There can be no assurance that any of these regulatory approvals will be granted or not be revoked or restricted in a manner that would have a material adverse effect on the sales of such products and on the ability of payors to make payments with respect to such royalties to us.

The manufacture and distribution of a biopharmaceutical product may be interrupted by regulatory agencies or supplier deficiencies.

The manufacture of products generating our royalties is typically complex and is highly regulated. In particular, biopharmaceutical products are manufactured in specialized facilities that require the approval of, and ongoing regulation by, the FDA in the United States and, if manufactured outside of the United States, both the FDA and non-U.S. regulatory agencies, such as the EMA. With respect to a product, to the extent that operational standards set by such agencies are not adhered to, manufacturing facilities may be closed or production interrupted until such time as any deficiencies noted by such agencies are remedied. Any such closure or interruption may interrupt, for an indefinite period of time, the manufacture and distribution of a product and therefore the cash flows from the related biopharmaceutical asset may be significantly less than expected.

In addition, manufacturers of a product may rely on third parties for selected aspects of product development, such as packaging or to supply bulk raw material used in the manufacture of such product. In the United States, the FDA requires that all suppliers of pharmaceutical bulk materials and all manufacturers of pharmaceuticals for sale in or from the United States adhere to the FDA’s current “Good Manufacturing Practice” regulations and guidelines and similar requirements that exist in jurisdictions outside the United States. Licensees generally rely on a small number of key, highly specialized suppliers, manufacturers and packagers. Any interruptions, however minimal, in the operation of these manufacturing and packaging facilities could have a material adverse effect on production and product sales and therefore a material adverse effect on our business, financial condition and results of operations.

Product liability claims may diminish the returns on biopharmaceutical products.

The developer, manufacturer or marketer of a product could become subject to product liability claims. A product liability claim, regardless of its merits, could adversely affect the sales of the product and the amount of any related royalty payments, and consequently, could materially adversely affect the ability of a payor to make payments with respect to a royalty.

Although we believe that we will not bear responsibility in the event of a product liability claim against the developer, manufacturer, marketer or other seller of the product that generates our royalty, such claims could materially adversely affect our business, financial condition and results of operations due to the lower than expected cash flows from the royalty.

Confidential Treatment Requested by Royalty Pharma plc

Pursuant to 17 C.F.R. Section 200.83

We are typically not involved in maintaining, enforcing and defending patent rights on products that generate our royalties.

Our right to receive royalties generally depends on the existence of valid and enforceable claims of registered and/or issued patents in the United States and elsewhere in the world. The products on which we receive payments are dependent on patent protection and on the fact that the manufacturing, marketing and selling of such products do not infringe, misappropriate or otherwise violate intellectual property rights of third parties. Typically, we have no ability to control the prosecution, maintenance, enforcement or defense of patent rights, but must rely on the willingness and ability of our partners or their marketers to do so. While we believe that these third parties are in the best position and have the requisite business and financial motivation to do so, there can be no assurance that these third parties will vigorously prosecute, maintain, enforce or defend such rights. Even if such third parties seek to prosecute, maintain, enforce or defend such rights, they may not be successful.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and has, in recent years, been the subject of much litigation. Furthermore, changes in patent laws or interpretation of patent laws in the United States and in other jurisdictions could increase the uncertainties surrounding the successful prosecution of patent applications and the successful enforcement or defense of issued patents by our partners, all of which could diminish the value of patent protection relating to the biopharmaceutical assets. As a result, the issuance, scope, validity, enforceability and commercial value of the patent rights of our partners and their marketers are highly uncertain. In addition, such third parties’ pending and future patent applications may not result in patents being issued which protect their products, product candidates and technologies or which effectively prevent others from commercializing competitive products, product candidates and technologies. Moreover, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance.

Even if the patent applications our partners and their marketers license or own do issue as patents, they may not issue in a form that will provide them with any meaningful protection, prevent competitors or other third parties from competing with them or otherwise provide them with any competitive advantage. Competitors or other third parties may be able to circumvent patents of our partners and their marketers by developing similar or alternative products in a non-infringing manner. The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and may be challenged in the courts or patent offices in the United States and abroad. Such challenges may result in loss of exclusivity or in patent claims being narrowed, invalidated or held unenforceable, which could limit the ability of our partners and their marketers from stopping others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of their products, product candidates and technologies.

Any loss or reduction in the scope or duration of patent protection for any product that generates our royalties, or any failure to successfully prosecute, maintain, enforce or defend any patents that protect any such product may result in a decrease in the sales of such product and any associated royalties payable to us. Any such event would have a material adverse effect on the ability of the payor to make payments of royalties to us or may otherwise reduce the value of our royalty interest, and could consequently materially adversely affect our business, financial condition and results of operations. In cases where our contractual arrangements with our partner permit us to do so, we could participate in patent suits brought by third parties but this could result in substantial litigation costs, divert management’s attention from our core business and there can be no assurance that such suits would be successful.

The existence of third-party patents in relation to products may result in additional costs for the marketer and reduce the amount of royalties paid to us.

The commercial success of a product depends, in part, on avoiding infringement, misappropriation or other violations of the intellectual property rights and proprietary technologies of others. Third-party issued patents or

Confidential Treatment Requested by Royalty Pharma plc

Pursuant to 17 C.F.R. Section 200.83

patent applications claiming subject matter necessary to manufacture and market a product could exist or issue in the future. Such third-party patents or patent applications may include claims directed to the mechanism of action of a product. There can be no assurance that a license would be available to marketers for such subject matter if such infringement were to exist or, if offered, would be offered on reasonable and/or commercially feasible terms. Without such a license, it may be possible for third parties to assert infringement or other intellectual property claims against the marketer of such product based on such patents or other intellectual property rights.

Even if the marketer was able to obtain a license, it could be non-exclusive, thereby giving its competitors and other third parties access to the same technologies. In addition, if a marketer of a product that generates our royalties is required to obtain a license from a third party, the marketer may, in some instances, have the right to offset the licensing and royalty payments to such third party against royalties that would be owed to our partner, which may ultimately reduce the value of our royalty interest. An adverse outcome in infringement or other intellectual property-related proceedings could subject a marketer to significant liabilities to third parties, require disputed rights to be licensed from third parties or require the marketer to cease or modify its manufacturing, marketing and distribution of any affected product, any of which could reduce the amount of cash flow generated by the affected products and any associated royalties payable to us and therefore have a material adverse effect on our business, financial condition and results of operations.

Disclosure of trade secrets of marketers of products could negatively affect the competitive position of the products underlying our biopharmaceutical assets.

The marketers of the products that generate our royalties depend, in part, on trade secrets, know-how and technology, which are not protected by patents, to maintain the products’ competitive position. This information is typically protected through confidentiality agreements with parties that have access to such information, such as collaborative partners, licensors, employees and consultants. Any of these parties may breach the agreements and disclose the confidential information or competitors might independently develop or learn of the information in some other way, which could harm the competitive position of the products and therefore reduce the amount of cash flow generated by our royalty interest.

The internal computer systems of our partners may fail or suffer security breaches, which could result in a significant disruption of their ability to operate their business effectively, adversely affect the cash flow generated by the related biopharmaceutical products, and adversely affect our business and operating results.

The internal computer systems and cloud-based computing services of our partners and those of their current and any future collaborators and other contractors or consultants are vulnerable to damage or interruption from computer viruses, data corruption, cyber-based attacks, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. If such an event were to occur and cause interruptions in their operations, it could result in a disruption of their development and commercialization programs and business operations, whether due to a loss of trade secrets or other proprietary information or other similar disruptions. To the extent that any disruption or security breach were to result in a loss of, or damage to, a partner’s data or applications, or inappropriate disclosure of confidential or proprietary information, our partners’ operations may be harmed and the development and commercialization of their products, product candidates and technologies could be delayed. Such an event may reduce the amount of cash flow generated by the related biopharmaceutical products and therefore have a material adverse effect on our business, financial condition and results of operations.

Cyber-attacks or other failures in telecommunications or information technology systems could result in information theft, data corruption and significant disruption of our business operations.

We utilize information technology systems and networks to process, transmit and store electronic information in connection with our business activities. As use of digital technologies has increased, cyber incidents, including deliberate attacks and attempts to gain unauthorized access to computer systems and networks, have increased in frequency and sophistication. These threats pose a risk to the security of our systems

Confidential Treatment Requested by Royalty Pharma plc

Pursuant to 17 C.F.R. Section 200.83

and networks and the confidentiality, availability and integrity of our data. We have been subject to these attacks in the past and expect to be subject to them in the future. There can be no assurance that we will be successful in preventing cyber-attacks or mitigating their effects. Any cyber-attack or destruction or loss of data could have a material adverse effect on our business. In addition, we may suffer reputational harm or face litigation as a result of cyber-attacks or other data security breaches and may incur significant additional expense to implement further data protection measures.

Changes in the application of accounting standards issued by the U.S. Financial Accounting Standards Board or other standard-setting bodies may adversely affect our financial statements.

Our financial statements are prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, which are periodically revised, interpreted and/or expanded. From time to time, we are required to adopt new or revised accounting standards issued by recognized authoritative bodies. It is possible that future accounting standards we are required to adopt may require changes to the current accounting treatment that we apply to our consolidated financial statements and may require us to make significant changes to our systems. Such changes could result in a material adverse impact on our financial condition and results of operations.

Our ability to pay periodic dividends to our shareholders may be limited by applicable provisions of English law and contractual restrictions and obligations.

Subject to the terms of our indebtedness or other contractual obligations, the approval and payment of any interim dividends will be at the sole discretion of our board of directors, which may change our dividend policy at any time and the payment of any final dividends will be subject to majority approval by holders of Class A and Class B ordinary shares and in each case will be paid out of profits available for that purpose under English law. There can be no assurance that any dividends, whether quarterly or otherwise, will or can be paid. Our ability to pay dividends to our shareholders will depend on a number of factors, including among other things, general economic and business conditions, our strategic plans and prospects, our business and acquisition opportunities, our financial condition and operating results, working capital requirements and anticipated cash needs, contractual restrictions and obligations, including fulfilling our current and future capital commitments, legal, tax and regulatory restrictions, restrictions and other implications on the payment of dividends by us to our shareholders and such other factors as our board of directors may deem relevant.

Our Articles of Association authorize the board of directors to approve dividends without shareholder approval to the extent that such dividends appear justified by profits available for such purpose. The board of directors may also recommend a dividend be approved and declared by shareholders at an annual general meeting. No such dividend may exceed the amount recommended by the board of directors.

Under English law, dividends and distributions may only be made out of profits available for that purpose. Profits available for distribution are accumulated, realized profits, to the extent that they have not been previously utilized by distribution or capitalization, less its accumulated, realized losses, to the extent that they have not been previously written off in a reduction or reorganization of capital duly made. The amount of our distributable reserves is a cumulative calculation. We may be profitable in a single financial year but unable to pay a dividend if the profits of that year do not offset all previous years’ accumulated, realized losses. Additionally, we may only make a distribution if our net assets are not less than the amount of its aggregate called-up share capital and undistributable reserves, and if, and to the extent that, the distribution does not reduce the amount of those assets to less than that aggregate.

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Pursuant to 17 C.F.R. Section 200.83

A shareholder who receives a distribution under circumstances where he or she knows or has reasonable grounds for believing that the distribution is unlawful in the circumstances is obliged to repay such distribution (or that part of it, as the case may be) to the company.

If we were determined to be an investment company under the U.S. Investment Company Act of 1940, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business, results of operations and financial condition.

We intend to conduct our business so as not to become regulated as an investment company under the U.S. Investment Company Act. An entity generally will be determined to be an investment company for purposes of the U.S. Investment Company Act if, absent an applicable exemption, (i) it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or (ii) it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis, which we refer to as the ICA 40% Test.

We do not hold ourselves out as being engaged primarily, or propose to engage primarily, in the business of investing, reinvesting or trading in securities, and believe that we are not engaged primarily in the business of investing, reinvesting or trading in securities. We believe that, for U.S. Investment Company Act purposes, we are engaged primarily, through one or more of our subsidiaries, in the business of purchasing or otherwise acquiring certain obligations that represent part or all of the sales price of merchandise. Our subsidiaries that are so engaged rely on Section 3(c)(5)(A) of the U.S. Investment Company Act, which, as interpreted by the SEC staff, requires each such subsidiary to invest at least 55% of its assets in “notes, drafts, acceptances, open accounts receivable, and other obligations representing part or all of the sales price of merchandise, insurance, and services,” which we refer to as the ICA Exception Qualifying Assets.

In a no-action letter, dated August 13, 2010, to Royalty Pharma, our predecessor, the SEC staff promulgated an interpretation that royalty interests that entitle an issuer to collect royalty receivables that are directly based on the sales price of specific biopharmaceutical assets that use intellectual property covered by specific license agreements are ICA Exception Qualifying Assets under Section 3(c)(5)(A). We rely on this no-action letter for the position that royalty receivables relating to biopharmaceutical assets that we hold are ICA Exception Qualifying Assets under Section 3(c)(5)(A) and Section 3(c)(6), which is described below.

To ensure that we are not obligated to register as an investment company, we must not exceed the thresholds provided by the ICA 40% Test. For purposes of the ICA 40% Test, the term investment securities does not include U.S. government securities or securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on Section 3(c)(1) or Section 3(c)(7) of the U.S. Investment Company Act, such as majority-owned subsidiaries that rely on Section 3(c)(5)(A). We also may rely on Section 3(c)(6), which, based on SEC staff interpretations, requires us to invest, either directly or through majority-owned subsidiaries, at least 55% of our assets in, as relevant here, businesses relying on Section 3(c)(5)(A). Therefore, the assets that we and our subsidiaries hold and acquire are limited by the provisions of the U.S. Investment Company Act and the rules and regulations promulgated thereunder.

If the SEC or its staff in the future adopts a contrary interpretation to that provided in the no-action letter to Royalty Pharma or otherwise restricts the conclusions in the SEC staff’s no-action letter such that royalty interests are no longer treated as ICA Exception Qualifying Assets for purposes of Section 3(c)(5)(A) and Section 3(c)(6), or the SEC or its staff in the future determines that the no-action letter does not apply to some or all types of royalty receivables relating to biopharmaceutical assets, our business will be materially and adversely affected. In particular, we would be required either to convert to a corporation formed under the laws of the United States or a state thereof (which would likely result in our being subject to U.S. federal corporate income taxation) and to register as an investment company, or to stop all business activities in the United States until such time as the SEC grants an application to register us as an investment company formed under non-U.S. law.

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Pursuant to 17 C.F.R. Section 200.83

It is unlikely that such an application would be granted and, even if it were, requirements imposed by the Investment Company Act, including limitations on our capital structure, our ability to transact business with affiliates and our ability to compensate key employees, could make it impractical for us to continue our business as currently conducted. Our ceasing to qualify for an exemption from registration as an investment company would materially and adversely affect the value of your Class A ordinary shares and our ability to pay dividends in respect of our Class A ordinary shares.

The success of our business depends upon key members of the Manager’s senior advisory team who may not continue to work for the Manager.

We depend on the expertise, skill and network of business contacts of the advisory professionals of the Manager, who evaluate, negotiate, structure, execute, monitor and service our assets in accordance with the terms of the Management Agreement between us and the Manager. Our future success depends to a significant extent on the continued service and coordination of the senior advisory professionals of the Manager, particularly Mr. Legorreta. Pursuant to the Management Agreement, executives of the Manager must devote substantially all of their business time to managing the Company, unless otherwise approved by the Board. Despite this, Mr. Legorreta and other key advisor professionals may have other demands on their time now and in the future, and we cannot assure you that they will continue to be actively involved in our business. Each of these individuals is an employee of the Manager and is not subject to an employment contract with us. The departure of any of these individuals or competing demands on their time in the future could have a material adverse effect on our ability to achieve our business objectives. This could have a material adverse effect on our financial condition and results of operations.

The senior advisory professionals of the Manager have relationships with participants in the biopharmaceutical industry, financial institutions and other advisory professionals, which we rely upon to source potential asset acquisition opportunities. If the senior advisory professionals of the Manager fail to maintain such relationships, or to develop new relationships with other sources, we will not be able to grow our current asset portfolio. In addition, we can offer no assurance that these relationships, even if maintained, will generate asset acquisition opportunities for us in the future.

The equity performance awards payable to an affiliate of the Manager may create incentives that are not fully aligned with the interests of our shareholders.

An affiliate of the Manager is entitled to Equity Performance Awards based on our performance as measured by our Net Economic Profit, as discussed in “Certain Relationships and Related Party Transactions—Equity Performance Awards.” The right to equity performance awards may create an incentive for the Manager to make riskier or more speculative asset acquisitions than would be the case absent such equity performance awards. In addition, the Manager may cause us to incur more debt or otherwise use more leverage in connection with asset acquisitions, as generally the use of leverage can increase the rate of return on an investment and therefore our profits. This equity performance awards structure may encourage the Manager to cause us to borrow money to finance additional asset acquisitions or to maintain leverage which poses higher risks for our business when it would otherwise be appropriate to not use such leverage. Under certain circumstances, the use of borrowed money may increase the likelihood of default, which would disfavor our shareholders. In addition, there is no correlation between our profits and the obligation of our board of directors to pay dividends to shareholders. Consequently, you may receive limited or no dividends while an affiliate of the Manager remains entitled to equity performance awards based on our Net Economic Profit. See “Certain Relationships and Related Party Transactions—Equity Performance Awards.”

Our board of directors may make decisions with respect to the cash generated from our operations that may result in no dividends to you.

Our board of directors is under no obligation to pay dividends to our shareholders, and it may decide to use cash to fund asset acquisitions or operations in lieu of paying dividends. We will pay equity performance awards

Confidential Treatment Requested by Royalty Pharma plc

Pursuant to 17 C.F.R. Section 200.83

to an affiliate of the Manager based on our Net Economic Profit regardless of whether any dividends are made to our shareholders. Our board’s decisions with respect to our cash may result in no dividends to our shareholders. Furthermore, our board’s decisions with respect to dividends may adversely affect the market price of our Class A ordinary shares. In the event that we generate positive income, but pay limited or no dividends, you may, if you have made certain elections for U.S. federal income tax purposes with respect to your Class A ordinary shares, have a tax liability on our income in excess of the actual cash dividends received by you. If our board of directors decides to approve limited or no dividends, your primary remedy will be to sell your Class A ordinary shares at prevailing market prices, including at a loss, which prices may be low due to unfavorable or inconsistent dividends.

The royalties that we acquire following this offering may fall outside the biopharmaceutical industry, and any such assets, and the cash flows therefrom, may not resemble the assets in our current portfolio.

We have discretion as to the types of healthcare assets that we may acquire following consummation of this offering. While we expect the Manager to acquire assets that primarily fall within the biopharmaceutical industry, we are not obligated to do so and may acquire other types of healthcare assets that are peripheral to or outside of the biopharmaceutical industry. Consequently, our asset acquisitions following this offering, and the cash flows from such assets, may not resemble those of the assets in our current portfolio. There can be no assurance that assets acquired following this offering will have returns similar to the returns expected of the assets in our current portfolio or be profitable at all.

The Manager may be the subject of a change of control resulting in a disruption in our operations that could adversely affect our business, financial condition and results of operations.

There could be a change of control of the Manager and, in such a case, the new controlling party may have a different philosophy, employ advisory professionals who are less experienced, be unsuccessful in identifying asset acquisition opportunities or have a track record that is not as successful as that of the Manager prior to such a change of control. While the Management Agreement provides that no change of control of the Manager is permitted during the first ten years of the Management Agreement, and that thereafter, any change of control requires the affirmative consent of the independent directors of our Board of Directors, such arrangements may not be adequate to protect us from all changes in the management of the Manager. If any of the foregoing were to occur, we could experience difficulty in making new asset acquisitions, and the value of our existing assets, our business, results of operations and financial condition could materially suffer.

The Manager’s liability is limited under the Management Agreement, and we have agreed to indemnify the Manager against certain liabilities. As a result, we could experience unfavorable operating results or incur losses for which the Manager would not be liable.

Pursuant to the Management Agreement, the Manager will not assume any responsibility other than to render the services called for thereunder. Under the terms of the Management Agreement, the Manager, its officers, members and personnel, any person controlling or controlled by the Manager and any person providing sub-advisory services to the Manager will not be liable to us, any subsidiary of ours, our directors, our stockholders or any subsidiary’s stockholders or partners for acts or omissions performed in accordance with and pursuant to the Management Agreement, except those resulting from acts constituting gross negligence, willful misconduct, bad faith or reckless disregard of the Manager’s duties under the Management Agreement.

In addition, we have agreed to indemnify the Manager and each of its officers, directors, members, managers and employees from and against any claims or liabilities, including reasonable legal fees and other expenses reasonably incurred, arising out of or in connection with our business and operations or any action taken or omitted on our behalf pursuant to authority granted by the Management Agreement, except where attributable to gross negligence, willful misconduct, bad faith or reckless disregard of such person’s duties under

Confidential Treatment Requested by Royalty Pharma plc

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the Management Agreement. As a result, we could experience unfavorable operating results or incur losses for which the Manager would not be liable.

Operational risks may disrupt our businesses, result in losses or limit our growth.

We and the Manager rely heavily on our respective financial, accounting, information and other data processing systems and cloud computing services, as well as those of our current and future collaborators, contractors or consultants. Such systems are vulnerable to damage or interruption from computer viruses, data corruption, cyber-based attacks, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. If any of these events occur and such systems do not operate properly or are disabled or if there is any unauthorized disclosure of data, whether as a result of tampering, a breach of network security systems, a cyber-incident or attack or otherwise, we could suffer substantial financial loss, increased costs, a disruption of our business, loss of trade secrets or other proprietary information, liability to us, regulatory intervention or reputational damage.

Furthermore, federal, state and international laws and regulations relating to data privacy and protection, such as the European Union’s General Data Protection Regulation (“GDPR”), which took effect in May 2018, and the California Consumer Privacy Act (“CCPA)”, which took effect in January 2020, can expose us to enforcement actions and investigations by regulatory authorities, and potentially result in regulatory penalties and significant legal liability, if our information technology security efforts or data privacy and protection compliance efforts fail. In addition, we operate a business that is highly dependent on information systems and technology. Our information systems and technology and that of the Manager may not continue to be able to accommodate our growth, and the cost of maintaining such systems may increase from its current level. Such a failure to accommodate growth, or an increase in costs related to such information systems, could have a material adverse effect on our business, financial condition and results of operations.

A disaster or a disruption in the public infrastructure that supports our business, including a disruption involving electronic communications or other services used by us or third parties with whom we conduct business, could have a material adverse effect on our ability to continue to operate our business without interruption. Our disaster recovery programs and those of the Manager may not be sufficient to mitigate the harm that may result from such a disaster or disruption. In addition, insurance and other safeguards might only partially reimburse us for our losses, if at all.

In addition, sustaining our growth may require us or the Manager to commit additional management, operational and financial resources to identify new professionals to join the team and to maintain appropriate operational and financial systems to adequately support expansion. Due to the fact that the market for hiring talented professionals is competitive, we may not be able to grow at the pace we desire.

Legal claims and proceedings could adversely impact our business.

We may be subject to a wide variety of legal claims and proceedings. Regardless of their merit, these claims can require significant time and expense to investigate and defend. Since litigation is inherently uncertain, there is no guarantee that we will be successful in defending ourselves against such claims or proceedings, or that our assessment of the materiality of these matters, including any reserves taken in connection therewith, will be consistent with the ultimate outcome of such matters. The resolution of, or increase in the reserves taken in connection with, one or more of these matters could have a material adverse effect on our business, results of operations, cash flows and financial condition.

We are subject to the U.K. Bribery Act, the U.S. Foreign Corrupt Practices Act and other anti-corruption laws, as well as export control laws, import and customs laws, trade and economic sanctions laws and other laws governing our operations.

Our operations are subject to anti-corruption laws, including the U.K. Bribery Act 2010 (“Bribery Act”), the U.S. Foreign Corrupt Practices Act of 1977, as amended the (“FCPA”), the U.S. domestic bribery statute

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contained in 18 U.S.C. §201, the U.S. Travel Act, and other anti-corruption laws that apply in countries where we do business. The Bribery Act, the FCPA and these other laws generally prohibit us and our employees and intermediaries from authorizing, promising, offering, or providing, directly or indirectly, improper or prohibited payments, or anything else of value, to government officials or other persons to obtain or retain business or gain some other business advantage. Under the Bribery Act, we may also be liable for failing to prevent a person associated with us from committing a bribery offense. We and our commercial partners operate in a number of jurisdictions that pose a high risk of potential Bribery Act or FCPA violations, and we participate in collaborations and relationships with third parties whose corrupt or illegal activities could potentially subject us to liability under the Bribery Act, FCPA or local anti-corruption laws, even if we do not explicitly authorize or have actual knowledge of such activities. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our international operations might be subject or the manner in which existing laws might be administered or interpreted.

We are also subject to other laws and regulations governing our international operations, including regulations administered by the governments of the United Kingdom and the United States, and authorities in the European Union, including applicable export control regulations, economic sanctions and embargoes on certain countries and persons, anti-money laundering laws, import and customs requirements and currency exchange regulations, collectively referred to as the Trade Control laws.

There is no assurance that we will be completely effective in ensuring our compliance with all applicable anti-corruption laws, including the Bribery Act, the FCPA or other legal requirements, including Trade Control laws. If we are not in compliance with the Bribery Act, the FCPA and other anti-corruption laws or Trade Control laws, we may be subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures, and legal expenses, which could have an adverse impact on our business, financial condition, results of operations and liquidity. Likewise, any investigation of any potential violations of the Bribery Act, the FCPA, other anti-corruption laws or Trade Control laws by the United Kingdom, United States or other authorities could also have an adverse impact on our reputation, our business, results of operations and financial condition.

Our relationships with customers, physicians and third-party payors will be subject, directly or indirectly, to federal and state healthcare fraud and abuse laws, false claims laws, health information privacy and security laws and other healthcare laws and regulations. If we are found in violation of these laws and regulations, we may be required to pay a penalty or be suspended from participation in federal or state healthcare programs, which may adversely affect our business, financial condition and results of operations.

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of our business activities could be subject to challenge under one or more of such laws. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant criminal, civil and administrative sanctions, including monetary penalties, damages, fines, disgorgement, individual imprisonment and exclusion from participation in government-funded healthcare programs, such as Medicare and Medicaid, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, reputational harm, and we may be required to curtail or restructure our operations, any of which could adversely affect our ability to operate our business and our results of operations.

The risk of our being found in violation of these laws is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our

Confidential Treatment Requested by Royalty Pharma plc

Pursuant to 17 C.F.R. Section 200.83

business. The shifting compliance environment and the need to build and maintain robust and expandable systems to comply with multiple jurisdictions with different compliance and/or reporting requirements increases the possibility that a healthcare company may run afoul of one or more of the requirements.

The EU directive on alternative investment fund managers (the “AIFM Directive”) may significantly increase our compliance costs.

The AIFM Directive has been implemented into the national law of the majority of member states of the European Economic Area and the United Kingdom (each an “AIFM state”). The AIFM Directive sets out minimum conditions related to the marketing of interests in alternative investment funds (such as our Class A ordinary shares) in the AIFM states and may impact our ability to attract investors in the AIFM states and may significantly increase our and the Manager’s compliance costs. Such conditions include requirements for us to register as being marketed in the relevant AIFM state requirements to file periodic reports with the competent authority in the relevant AIFM state and requirements to comply with disclosure and reporting requirements in respect of investors in the relevant AIFM state. Such reports and disclosures may become publicly available. While, at the date of this prospectus, such conditions are met in relation to the AIFM states where our Class A ordinary shares will be marketed, there can be no guarantee that this will continue to be the case. The AIFM Directive does not, however, prohibit an investor in a relevant AIFM state sub-scribing for our Class A ordinary shares at their own initiative in circumstances where such Class A ordinary shares have not been marketed in such member state and we may issue our Class A ordinary shares to such investors, as long as they have provided us and the Manager with representations that they have done so.

In each AIFM state that has implemented the AIFM Directive, our Class A ordinary shares may only be offered to investors in accordance with local measures implementing the AIFM Directive. Investors, together with any person making or assisting in the decision to invest in us, who are situated, domiciled or who have a registered office, in a Relevant Member State where our Class A ordinary shares are not being offered pursuant to private placement rules implementing the AIFM Directive may invest, or effect an investment in our Class A ordinary shares, but only in circumstances where they do so at their own initiative. Any investor subscribing for our Class A ordinary shares at their own initiative in a relevant AIFM state should note that we have not been registered as being marketed in that AIFM state, no reports will be filed with the competent authority in the relevant EEA member state by or in respect of us and no investor shall be entitled to receive any disclosure or report that is mandated in respect of an alternative investment fund being marketed in any relevant AIFM state. No key information document has been prepared in respect of any Class A ordinary shares in accordance with Regulation (EU) No 1286/2014 on key information documents for packaged retail and insurance-based investment products (PRIIPs). Accordingly, our Class A ordinary shares are not available to, and no person may advise on, offer or sell our Class A ordinary shares for or to, any retail client (as defined the Markets in Financial Instruments Directive (2014/65/EU)) in any AIFM state.

Risks Relating to Our Organization and Structure

We are a holding company with no operations and will rely on our subsidiaries to provide us with funds necessary to meet our financial obligations and to pay dividends.

We are a holding company with no material direct operations. Our principal asset is the controlling equity interest in RP Holdings. As a result, we will be dependent on loans, dividends and other payments from our subsidiaries to generate the funds necessary to meet our financial obligations and to pay dividends on our ordinary shares. Our subsidiaries are legally distinct from us and may be prohibited or restricted from paying dividends or otherwise making funds available to us under certain conditions. If the cash we receive from our subsidiaries pursuant to dividend payments is insufficient for us to fund our obligations, or if a subsidiary is unable to pay dividends to us, provided that we have sufficient distributable profits, our net assets exceed the total of our called-up share capital and distributable reserves and any dividend would not reduce our net assets to less than such total, we may be required to raise cash through the incurrence of debt, the issuance of equity or the

Confidential Treatment Requested by Royalty Pharma plc

Pursuant to 17 C.F.R. Section 200.83

sale of assets to fund the payment of the dividends. However, there is no assurance that we would be able to raise cash by these means. If the ability of any of our subsidiaries to pay dividends or make other distributions or payments to us is materially restricted by regulatory or legal requirements, bankruptcy or insolvency, or our need to maintain our financial strength ratings, or is limited due to operating results or other factors, it could materially adversely affect our ability to pay our operating costs and other corporate expenses and we may be unable to, or our board may exercise its discretion not to, pay dividends.

Our structure will result in tax distributions to us and the other owners of RP Holdings.

RP Holdings will be treated as a partnership for U.S. federal income tax purposes and will have owners that are subject to U.S. federal income taxation. Pursuant to a new limited partnership agreement, RP Holdings is required to make cash distributions, or tax distributions, to owners of RP Holdings Class B Interests, calculated using an assumed tax rate that is generally uniform for all recipients regardless of their tax status. Funds used by RP Holdings to satisfy its tax distribution obligations will not be available for reinvestment in our business.

Risks Relating to Our Class A Ordinary Shares and this Offering

There may not be an active trading market for our Class A ordinary shares, which may cause our Class A ordinary shares to trade at a discount from the initial offering price and make it difficult to sell the Class A ordinary shares that you purchase.

Prior to this offering, there has not been a public trading market for our Class A ordinary shares. We cannot predict the extent to which investor interest in our company will lead to the development of a trading market on             or how liquid that market may become. It is possible that after this offering an active trading market will not develop or, if one does develop, it may not be sustained, which would make it difficult for you to sell your Class A ordinary shares at an attractive price or at all. The initial public offering price per share will be determined by agreement among us and the representative of the underwriters of this offering, and may not be indicative of the price at which our Class A ordinary shares will trade in the public market after this offering.

The market price of our Class A ordinary shares may decline due to the large number of Class A ordinary shares eligible for future sale.

The market price of our Class A ordinary shares could decline as a result of sales of a large number of Class A ordinary shares in the market after this offering or the perception that such sales could occur. These sales, or the possibility that these sales could occur, also may make it more difficult for us to sell Class A ordinary shares in the future at a time and at a price that we deem appropriate. See “Class A Ordinary Shares Eligible for Future Sale.” Subject to the lock-up restrictions described under “Underwriting,” we may issue and sell in the future additional Class A ordinary shares.

Upon the closing of this offering, except as otherwise described herein, all shares that are being offered hereby will be freely tradable without restriction, assuming they are not held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. In addition, we intend to grant registration rights to the holders of             Class A ordinary shares or their transferees (including those holders of             RP Holdings Class B Interests exchangeable on a one-for-one basis for Class A ordinary shares pursuant to the Exchange Agreement), entitling them to the right to demand that we file a registration statement with the SEC registering the offer and sale of a specified number of Class A ordinary shares. See “Class A Ordinary Shares Eligible for Future Sale—Registration Rights.” Any Class A ordinary shares registered pursuant to the registration rights agreement will be freely tradable in the public market, subject to applicable lock-up periods, if any. In addition, in connection with this offering, we, all of our directors, our executive officer, the Manager, certain employees of the Manager, and              have each agreed, subject to certain exceptions, to be subject to a 180-day lock-up restriction. See “Class A Ordinary Shares Eligible for Future Sale—Lock-up Agreements.”             may waive these restrictions at their discretion. The market price of our Class A ordinary shares may decline significantly when this lock-up restriction lapses.

Confidential Treatment Requested by Royalty Pharma plc

Pursuant to 17 C.F.R. Section 200.83

If securities or industry analysts do not publish research or reports about our business, or if they downgrade their recommendations regarding our Class A ordinary shares, the trading price and trading volume of our Class A ordinary shares could decline.

The trading market for our Class A ordinary shares will be influenced by the research and reports that industry or securities analysts publish about us or our business. If any of the analysts who cover us downgrades our Class A ordinary shares or publishes inaccurate or unfavorable research about our business, the market price of our Class A ordinary shares may decline. If analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the trading price or trading volume of our Class A ordinary shares to decline and our Class A ordinary shares to be less liquid.

We have broad discretion in the use of our cash and cash equivalents, including the net proceeds from this offering, and may not use them effectively.

We will have broad discretion in the application of our cash, cash equivalents and investments, including the net proceeds from this offering, and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our Class A ordinary shares. The failure by management to apply these funds effectively could result in financial losses that could have a material adverse impact on our business, cause the price of our Class A ordinary shares to decline, and interfere with our ability to acquire royalty assets. Pending their use, we may invest our cash and cash equivalents, including the net proceeds from this offering, in a manner that does not produce income or that loses value. See the section titled “Use of Proceeds” appearing elsewhere in this prospectus.

We may not be able to use the net proceeds we receive in this offering toward royalty acquisitions.

We intend to use the net proceeds to us from this offering to acquire royalties and for general corporate purposes. However, due to the potential unavailability of appropriate royalty acquisitions, we cannot assure you that the net proceeds from this offering will be used for the above purposes within a certain period of time or at all. Until we use the net proceeds to us from this offering, we plan to invest them in short-term investments, and these investments may not yield a favorable rate of return. If we do not invest or apply the net proceeds from this offering in ways that enhance shareholder value, we may fail to achieve expected financial results. You will not have the opportunity to influence our decisions on how we use our net proceeds from this offering. See “Use of Proceeds.”

The market price of our Class A ordinary shares may be volatile, which could cause the value of your investment to decline.

Even if a trading market develops, the market price of our Class A ordinary shares may be highly volatile and could be subject to wide fluctuations. Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of Class A ordinary shares in spite of our operating performance. In addition, our operating results could be below the expectations of public market analysts and investors due to a number of potential factors, including:

•	market conditions in the broader stock market in general, or in our industry in particular;

•	variations in our quarterly operating results or dividends to shareholders;

•	additions or departures of key management personnel at the Manager;

•	failure to meet analysts’ earnings estimates;

•	publication of research reports about our industry;

•	third-party healthcare reimbursement policies and practices;

Confidential Treatment Requested by Royalty Pharma plc

Pursuant to 17 C.F.R. Section 200.83

•	litigation and government investigations;

•	changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business;

•	no results, or projected results, from marketers of products that generate our royalties;

•

results from, and any delays to, the clinical trial programs of development-stage products underlying our biopharmaceutical assets or other issues relating to such products, including regulatory approval or commercialization;

•	adverse market reaction to any indebtedness that we may incur or securities we may issue in the future;

•	changes in market valuations of similar companies or speculation in the press or investment community;

•	announcements by our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments;

•	litigation;

•	economic and political conditions or events; and

•	adverse publicity about the industries in which we participate or individual scandals.

These and other factors may cause the market price of and demand for our Class A ordinary shares to fluctuate significantly, which may limit or prevent you from reselling your Class A ordinary shares at or above the initial public offering price.

The stock market in general has from time to time experienced extreme price and volume fluctuations, including in recent months. In addition, in the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against public companies. This type of litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

You will suffer dilution in the net tangible book value of the Class A ordinary shares that you purchase.

The initial public offering price of our Class A ordinary shares will be substantially higher than the net tangible book value as further adjusted per share issued and outstanding immediately after this offering. Investors who purchase Class A ordinary shares in this offering will pay a price per share that substantially exceeds the net tangible book value per Class A ordinary share. If you purchase our Class A ordinary shares in this offering, you will experience immediate and substantial dilution of $            in the net tangible book value per share. See “Dilution.”

Future offerings of debt or equity securities by us may adversely affect the market price of our Class A ordinary shares.

In the future, we may attempt to obtain financing or to further increase our capital resources by issuing additional Class A ordinary shares or offering debt or other equity securities, including commercial paper, medium-term notes, senior or subordinated notes, or debt securities convertible into equity. Future acquisitions or other investments could require substantial additional capital in excess of cash from operations. We would expect to finance the capital required for acquisitions through a combination of additional issuances of equity, corporate indebtedness, asset-backed financing and/or cash from operations.

Issuing additional Class A ordinary shares or other equity securities or securities convertible into equity may dilute the economic and voting rights of our shareholders at the time of such issuance or reduce the market price

Confidential Treatment Requested by Royalty Pharma plc

Pursuant to 17 C.F.R. Section 200.83

of our Class A ordinary shares or both. Upon liquidation, holders of debt securities and lenders with respect to other borrowings would receive a distribution of our available assets prior to the holders of our Class A ordinary shares. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, which may adversely affect the amount, timing or nature of our future offerings. Thus, holders of our Class A ordinary shares bear the risk that our future offerings may reduce the market price of our Class A ordinary shares and dilute their shareholdings in us. See “Description of Share Capital.”

U.S. investors may have difficulty enforcing civil liabilities against our company, our directors or members of senior management and the experts named in this prospectus.

We are a public limited company with our registered office in England and our subsidiaries are incorporated in various jurisdictions, including jurisdictions outside the United States. One of our directors is not a resident of the United States, and a substantial portion of our assets and the assets of this director are located outside the United States. As a result, it may be difficult for investors to effect service of process on this director in the United States or to enforce in the United States judgments obtained in U.S. courts against us or this director based on the civil liability provisions of the U.S. securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of England may render you unable to enforce a judgment against our assets or the assets of our directors and executive officers. In addition, it is doubtful whether English courts would enforce certain civil liabilities under U.S. securities laws in original actions or judgments of U.S. courts based upon these civil liability provisions. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in the United Kingdom. An award for monetary damages under the U.S. securities laws would likely be considered punitive if it does not seek to compensate the claimant for loss or damage suffered and is intended to punish the defendant. The enforceability of any judgment in the United Kingdom will depend on the particular facts of the case as well as the laws and treaties in effect at the time. The United States and the United Kingdom do not currently have a treaty providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. As a result of the above, public holders of our Class A ordinary shares may have more difficulty in protecting their interest through actions against our management, directors or major shareholders than they would as shareholders of a U.S. public company.

The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation and these differences may make our Class A ordinary shares less attractive to investors.

We are incorporated under English law. The rights of holders of our Class A ordinary shares are governed by English law, including the provisions of the Companies Act 2006 (the “U.K. Companies Act”), and by our Articles of Association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations and these differences may make our Class A ordinary shares less attractive to investors.

The City Code on Takeovers and Mergers (the “Takeover Code”) applies, among other things, to an offer for a public company whose registered office is in the United Kingdom (or the Channel Islands or the Isle of Man) and whose securities are not admitted to trading on a regulated market in the United Kingdom (or the Channel Islands or the Isle of Man) if the company is considered by the Panel on Takeovers and Mergers (the “Takeover Panel”) to have its place of central management and control in the United Kingdom (or the Channel Islands or the Isle of Man). This is known as the “residency test.” The test for central management and control under the Takeover Code is different from that used by the U.K. tax authorities. Under the Takeover Code, the Takeover Panel will determine whether we have our place of central management and control in the United Kingdom by looking at various factors, including the structure of our board of directors, the functions of the directors and where they are resident.

If at the time of a takeover offer the Takeover Panel determines that we have our place of central management and control in the United Kingdom, we would be subject to a number of rules and restrictions,

Confidential Treatment Requested by Royalty Pharma plc

Pursuant to 17 C.F.R. Section 200.83

including but not limited to the following: (i) our ability to enter into deal protection arrangements with a bidder would be extremely limited; (ii) we might not, without the approval of our shareholders, be able to perform certain actions that could have the effect of frustrating an offer, such as issuing shares or carrying out acquisitions or disposals; and (iii) we would be obliged to provide equality of information to all bona fide competing bidders.

Given that our current intention is not to have central management and control situated within the United Kingdom (or the Channel Islands or the Isle of Man, but to have such management and control situated within the United States), we do not currently envisage that the Takeover Code will apply to an offer for the Company.

Under English law, and whether or not the Company is subject to the Takeover Code, an offeror for the Company that has acquired (i) 90% in value of; and (ii) 90% of the voting rights carried by the shares to which the offer relates may exercise statutory squeeze-out rights to compulsorily acquire the shares of the non-assenting minority. However, if an offer for the Company is conducted by way of a scheme of arrangement the threshold for the offeror obtaining 100% of Company shares comprises two components (i) approval by a majority in number of each class of Company shareholders present and voting at the shareholder meeting; and (ii) approval of Company shareholders representing 75% or more in value of each class of Company shareholders present and voting at that meeting.

As an English public limited company, certain capital structure decisions will require shareholder approval, which may limit our flexibility to manage our capital structure.

Prior to the consummation of this offering, we altered the legal status of our company under English law from a private limited company by re-registering as a public limited company and changing our name from Royalty Pharma Ltd to Royalty Pharma plc. English law provides that a board of directors may only allot shares (or rights to subscribe for or convertible into shares) with the prior authorization of shareholders, such authorization stating the aggregate nominal amount of shares that it covers and valid for a maximum period of five years, each as specified in the articles of association or relevant shareholder resolution. We have obtained authority from our shareholders to allot additional shares for a period of five years from              (being the date on which we adopted our articles of association containing the relevant authorization), which authorization will need to be renewed upon expiration (i.e., at least every five years) but may be sought more frequently for additional five-year terms (or any shorter period).

English law also generally provides shareholders with preemptive rights when new shares are issued for cash. However, it is possible for the articles of association, or for shareholders to pass a special resolution at a general meeting, being a resolution passed by at least 75% of the votes cast, to disapply preemptive rights. Such a disapplication of preemptive rights may be for a maximum period of up to five years from the date of adoption of the articles of association, if the disapplication is contained in the articles of association, or from the date of the shareholder special resolution, if the disapplication is by shareholder special resolution. In either case, this disapplication would need to be renewed by our shareholders upon its expiration (i.e., at least every five years). We have obtained authority from our shareholders to disapply preemptive rights for a period of five years from             , which disapplication will need to be renewed upon expiration (i.e., at least every five years) to remain effective, but may be sought more frequently for additional five-year terms (or any shorter period).

English law also generally prohibits a public company from repurchasing its own shares without the prior approval of shareholders by ordinary resolution, being a resolution passed by a simple majority of votes cast, and other formalities. Such approval may be for a maximum period of up to five years. See “Description of Share Capital.”

Confidential Treatment Requested by Royalty Pharma plc

Pursuant to 17 C.F.R. Section 200.83

The United Kingdom’s vote in favor of withdrawing from the European Union may have a negative effect on global economic conditions, financial markets and our business, which could reduce the market price of our Class A ordinary shares.

In June 2016, a majority of those voting in a national referendum in the United Kingdom voted to withdraw from the European Union. The withdrawal of the United Kingdom from the European Union (commonly referred to as “Brexit”) took effect on January 31, 2020 (the “Exit Day”). A post-Brexit transition period started on the Exit Day and is scheduled to expire on December 31, 2020. During the transition period most EU law continues to apply to the United Kingdom while the future relationship between the United Kingdom and the EU is formally negotiated, based on terms set out in the political declaration on the framework for the future relationship made by the United Kingdom and EU negotiators. These developments, may have a significant adverse effect on global economic conditions and the stability of global financial markets, and could significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. In particular, it could also lead to a period of considerable uncertainty in relation to the U.K. financial and banking markets, as well as on the regulatory process in Europe. As a result of this uncertainty, global financial markets could experience significant volatility, which could adversely affect the market price of our Class A ordinary shares. Asset valuations, currency exchange rates and credit ratings may also be subject to increased market volatility. Lack of clarity about future U.K. laws and regulations as the United Kingdom determines which European Union rules and regulations to replace or replicate, including financial laws and regulations, tax and free trade agreements, intellectual property rights, could increase costs, depress economic activity and restrict our access to capital.

We may also face new regulatory costs and challenges that could have an adverse effect on our operations. Depending on the terms for a future relationship between the United Kingdom and European Union, the United Kingdom could lose the benefits of global trade agreements negotiated by the European Union on behalf of its members, which may result in increased trade barriers that could make our doing business in Europe more difficult. In addition, currency exchange rates in the pound sterling and the euro with respect to each other and the U.S. dollar have already been adversely affected by Brexit. Furthermore, at present, there are no indications of the effect Brexit will have on the pathway to obtaining marketing approval for any of our product candidates in the United Kingdom, or what, if any, role the EMA may have in the approval process.

If our Class A ordinary shares are not eligible for deposit and clearing within the facilities of DTC, then transactions in our securities may be disrupted.

The facilities of DTC are a widely-used mechanism that allow for rapid electronic transfers of securities between the participants in the DTC system, which include many large banks and brokerage firms. We expect that our Class A ordinary shares will be eligible for deposit and clearing within the DTC system. We expect to enter into arrangements with DTC whereby we will agree to indemnify DTC for any stamp duty or SDRT that may be assessed upon it as a result of its service as a depository and clearing agency for our Class A ordinary shares. We expect these actions, among others, will result in DTC agreeing to accept the Class A ordinary shares for deposit and clearing within its facilities.

DTC is not obligated to accept the Class A ordinary shares for deposit and clearing within its facilities in connection with this offering and, even if DTC does initially accept the Class A ordinary shares, it will generally have discretion to cease to act as a depository and clearing agency for the ordinary shares, including to the extent that any changes in U.K. law (including changes as a result of the U.K.’s decision to leave the EU, which could affect the stamp duty or SDRT position as further discussed in the section entitled “Material Tax Considerations—Material U.K. Tax Considerations” of this prospectus) changes the stamp duty or SDRT position in relation to the Class A ordinary shares. While we would pursue alternative arrangements to preserve our listing and maintain trading, any such disruption could have a material adverse effect on the market price of our Class A ordinary shares.

Confidential Treatment Requested by Royalty Pharma plc

Pursuant to 17 C.F.R. Section 200.83

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

As a public entity, we will be subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (“U.S. Exchange Act”), the requirements of the U.S. Sarbanes-Oxley Act of 2002 (“U.S. Sarbanes-Oxley Act”), and the requirements of the U.K. Companies Act and, if applicable, the Takeover Code. The requirements of these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. After the closing of this offering, we will be obligated to file with the SEC annual and quarterly information and other reports that are specified in the Exchange Act, and therefore will need to have the ability to prepare financial statements that are compliant with all SEC reporting requirements on a timely basis. In addition, we will be subject to other reporting and corporate governance requirements, including certain requirements of Nasdaq and certain provisions of the Sarbanes-Oxley Act and the regulations promulgated thereunder, which will impose significant compliance obligations upon us. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls for financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required, and management’s attention may be diverted from other business concerns.

We expect our compliance with the requirements under the U.S. Exchange Act, the U.S. Sarbanes-Oxley Act, the U.K. Companies Act and, if applicable, the Takeover Code and the rules and regulations thereunder to increase our legal and financial compliance costs and to make some activities more time consuming and costly. We also expect these rules and regulations may make it more difficult and more expensive for us to obtain directors’ and officers’ liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

Failure to establish and maintain effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business, reputation and the trading price of our Class A ordinary shares.

We have not previously been required to comply with the requirements of the U.S. Sarbanes–Oxley Act, including the internal control evaluation and certification requirements of Section 404 of that statute, and we will not be required to comply with all of those requirements until we have been subject to the reporting requirements of the U.S. Exchange Act for a specified period of time. Accordingly, our internal control over financial reporting do not currently meet all of the standards contemplated by Section 404 that we will eventually be required to meet. We are in the process of addressing our internal control over financial reporting and are establishing formal policies, processes and practices related to financial reporting and to the identification of key financial reporting risks, assessment of their potential effect and linkage of those risks to specific areas and activities within our organization.

Additionally, we have begun the process of documenting our internal control procedures to satisfy the requirements of Section 404, which requires annual management assessments of the effectiveness of our internal control over financial reporting and a report by our independent registered public accounting firm addressing these assessments. During the course of our ongoing evaluation and integration of the internal control over financial reporting, we may identify areas requiring improvement, and we may have to design enhanced processes and controls to address issues identified through this review. For example, we anticipate that the Manager will hire additional administrative and accounting personnel to conduct our financial reporting.

Because we do not currently have comprehensive documentation of our internal control over financial reporting and have not yet tested our internal control over financial reporting in accordance with Section 404, we

Confidential Treatment Requested by Royalty Pharma plc

Pursuant to 17 C.F.R. Section 200.83

cannot conclude in accordance with Section 404 that we do not have a material weakness in our internal control over financial reporting or a combination of significant deficiencies that could result in the conclusion that we have a material weakness in our internal control over financial reporting. As a public entity, we will be required to complete our initial assessment in a timely manner. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, our financial reporting could be adversely affected. We may be unable to report our financial information on a timely or reliable basis, which may subject us to adverse regulatory consequences, including sanctions by the SEC or violations of applicable stock exchange listing rules, and result in a breach of the covenants under the agreements governing any of our financing arrangements. There could also be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. Confidence in the reliability of our financial statements could also suffer if our independent registered public accounting firm were to report a material weakness in our internal control over financial reporting. This could materially adversely affect our business and lead to a decline in the trading price of our Class A ordinary shares.

Risks Relating to Taxation

Our structure involves complex provisions of tax law for which no clear precedent or authority may be available. Our structure also is subject to potential legislative, judicial or administrative change and differing interpretations, possibly on a retroactive basis.

The tax treatment of shareholders and us (including the Irish, U.K. and U.S. federal income tax treatment) depends in some instances on determinations of fact and interpretations of complex provisions of applicable tax law for which no clear precedent or authority may be available. You should be aware that our tax position is not free from doubt, and that applicable tax rules are generally subject to review by persons involved in the legislative process and the relevant tax authorities, which could result in revised interpretations of established concepts, statutory changes, revisions to regulations and other modifications and interpretations. The present tax treatment of an investment in our Class A ordinary shares and of our operations may be modified by administrative, legislative or judicial interpretation at any time, and any such action may affect investments and commitments previously made. No ruling will be sought from the any relevant tax authority regarding any of the tax issues discussed herein other than from the U.K. tax authority in relation to U.K. stamp taxes, and no assurance can be given that the relevant tax authorities will not challenge any of our tax positions and that such challenge would not succeed. If any such position is successfully challenged, our tax liabilities could materially increase, which would have an adverse effect on our profitability, cash flows and the value of your investment in our Class A ordinary shares.

There have been significant changes both made and proposed to international tax laws that increase the complexity, burden and cost of tax compliance for all multinational groups. The Organization for Economic Co-operation and Development (“OECD”) is continuously considering recommendations for changes to existing tax laws. We expect to continue to monitor these and other developments in international tax law.

We expect to be treated as a PFIC for U.S. federal income tax purposes, which could subject U.S. Holders to adverse U.S. federal income tax consequences.

We expect to be treated as a PFIC for U.S. federal income tax purposes. A PFIC generally is a foreign corporation if either at least 75% of its gross income is “passive income,” or 50% of the gross value of its assets is attributable to assets that produce, or are held for the production of, passive income. If you are a U.S. Holder (as defined below in “Material Tax Considerations—Material U.S. Federal Income Tax Considerations”) and do not make a QEF election with respect to us or a mark-to-market election with respect to our Class A ordinary shares, you will be subject to adverse tax consequences, including deferred tax and interest charges with respect to certain distributions on our Class A ordinary shares, any gain realized on a disposition of our Class A ordinary shares and certain other events. The effect of these adverse tax consequences could be materially adverse to you. If you are a U.S. Holder and make a valid, timely QEF election for us, those adverse tax consequences may be

Confidential Treatment Requested by Royalty Pharma plc

Pursuant to 17 C.F.R. Section 200.83

mitigated, but you could still recognize taxable income in a taxable year with respect to our Class A ordinary shares in excess of any distributions that we make to you in that year, thus giving rise to so-called “phantom income” and to a potential tax liability in excess of actual cash received. In addition, U.S. Holders will also need to make the QEF election with respect to any PFIC owned by us in order to avoid being subject to the adverse tax consequences described above. We expect to provide information to all electing shareholders needed to comply with the QEF election, including with respect to any of our subsidiaries that may be classified as a PFIC. However, no assurance can be given that we will be able to provide information necessary to make QEF elections with respect to any subsidiary that is a PFIC and that we will not control.

If you are a U.S. Holder and make a valid, timely mark-to-market election with respect to our Class A ordinary shares, you will recognize as ordinary income or loss in each year that we are a PFIC an amount equal to the difference between your basis in our Class A ordinary shares and the fair market value of the Class A ordinary shares, thus also possibly giving rise to phantom income and a potential tax liability in excess of actual cash received. Ordinary loss generally is recognized only to the extent of net mark-to-market gains previously included in income. U.S. Holders should also be aware that there is no provision in the U.S. Internal Revenue Code, Treasury regulations or other published authority that would allow them to make the mark-to-market election with respect to any of our subsidiaries that are PFICs (because shares in such subsidiaries are not expected to be publicly traded), potentially rendering such election less beneficial to U.S. Holders than the QEF election. See “Material Tax Considerations—Material U.S. Federal Income Tax Considerations—Taxation of Shareholders—Taxable U.S. Holders—Passive Foreign Investment Companies.”

Distributions that we pay to individual U.S. Holders will not be eligible for taxation at reduced rates, which could potentially adversely affect the value of your Class A ordinary shares.

Distributions made to non-corporate U.S. Holders will not be eligible for taxation at reduced tax rates generally applicable to dividends paid by certain U.S. corporations and “qualified foreign corporations” because of our expected status as a PFIC. The more favorable rates applicable to qualifying corporate dividends could cause individuals to perceive investment in our Class A ordinary shares to be relatively less attractive than investment in the shares of other corporations, and this perception could adversely affect the value of our Class A ordinary shares.

We could be liable for significant taxes due to changes in our eligibility for certain income tax treaty benefits or challenges to our tax positions with respect to the application of income tax treaties.

Our subsidiaries expect to receive revenue from both U.S. and non-U.S. sources. We expect that our subsidiaries generally will be eligible for benefits under the applicable income tax treaty between Ireland and the jurisdiction where income is sourced. While we believe that our subsidiaries are currently eligible to claim the benefits of applicable income tax treaties between Ireland and the jurisdictions in which our income is sourced, no assurances can be provided in this regard, and it is possible that a taxing authority could successfully assert that any of our subsidiaries does not qualify for treaty benefits as a result of its failure to satisfy the applicable requirements to be eligible to claim treaty benefits. If a taxing authority were to challenge our position regarding the application of an applicable income tax treaty, we could become subject to increased withholding taxes, and such taxes could be significant.

Specifically, with respect to certain U.S.-source income, we expect that our subsidiaries will be eligible for benefits under the U.S.-Ireland income tax treaty (the “Treaty”), and, under that Treaty, will not be subject to any U.S. withholding taxes on such U.S.-source payments. Our current treaty position with respect to U.S.-source payments relies in part on U.S. citizens or tax residents (as defined for purposes of the Treaty) owning, directly or indirectly, at least 50% of the beneficial interest in, or at least 50% of the aggregate vote and value of, each of our subsidiaries that earns U.S.-source income. Our treaty position is based on the current U.S. status of the majority of the existing indirect investors in RP Holdings and Old RPI. Subject to certain exceptions, the existing indirect U.S. investors in RP Holdings have the right to exchange their interests for publicly traded Class A

Confidential Treatment Requested by Royalty Pharma plc

Pursuant to 17 C.F.R. Section 200.83

ordinary shares. Such publicly traded Class A ordinary shares could be further transferred on the public market to other persons. Therefore, it is possible that over time U.S. persons will own indirectly in the aggregate less than 50% of the interests in our subsidiaries. We currently expect that our Class A ordinary shares and other existing indirect interests in RP Holdings and Old RPI in the aggregate will continue to be owned in sufficient amount by U.S. citizens or tax residents after this offering, and that we will be able to establish such ownership, for purposes of satisfying the 50% ownership requirement under the Treaty. However, there is no assurance that RP Holdings and Old RPI will continue to be owned directly or indirectly by sufficient U.S. citizens or residents or that we will be able to establish to the IRS’ satisfaction such ownership for purposes of satisfying the 50% U.S. ownership requirement under the Treaty. It is possible that if the indirect U.S. ownership in our subsidiaries becomes lower than 50% (or we cannot establish such ownership) we may in the future be able to qualify for another applicable exemption from U.S. withholding under the Treaty, but there can be no assurance in this regard. A substantial portion of our revenue is, and is expected to continue to be, derived from U.S.-source royalties. Therefore, if our subsidiaries failed to qualify for an exemption from U.S. withholding tax under the Treaty (by satisfying either the 50% U.S. ownership requirement or an alternative Treaty exemption) and such royalties were subject to a 30% U.S. withholding tax, our financial position and profitability and the value of your investment in our Class A ordinary shares could be materially and adversely affected.

Furthermore, on August 25, 2016, the Irish Department of Finance announced that, in the context of the publication by the United States Treasury Department of a revised U.S. Model Income Tax Convention in February 2016, discussions have begun with the United States Treasury on updating certain elements of the Treaty. It is at this time not clear what elements of the Treaty may be updated, or when any such updates would go into effect. However, certain elements of the revised U.S. Model Income Tax Convention could, if included in an update to the Treaty, result in our subsidiaries being unable to qualify for the benefits of the Treaty or eliminate or reduce the benefits of the Treaty that otherwise would have been available to us. If our subsidiaries are unable to qualify for the benefits of the Treaty, or if any benefits of the Treaty that otherwise would have been available to us are eliminated or reduced, then all or a portion of our income may become subject to increased withholding taxes, and such taxes could be very significant.

If we were to become subject to increased withholding taxes, we potentially could reorganize Royalty Pharma plc and/or the RPI Group, but no assurance can be provided that any such reorganization transaction could be implemented without triggering any taxable gains to us and/or our shareholders, and such taxable gains could be material.

We could be liable for significant U.S. taxation if our subsidiaries are considered to be engaged in a U.S. trade or business.

In general, if a foreign corporation, such as Royalty Pharma plc, is considered to be engaged in a U.S. trade or business, such corporation’s share of any income that is effectively connected with such U.S. trade or business will be subject to regular U.S. federal income taxation (currently imposed at a maximum rate of 21%) on a net basis and, potentially, an additional 30% U.S. “branch profits” tax on distributions attributable to income that is effectively connected with such U.S. trade or business. In addition, it is possible that such corporation could be subject to taxation on a net basis by state or local jurisdictions within the United States. We intend to conduct our activities, through our subsidiaries, such that no income realized by us will be effectively connected with the conduct of a U.S. trade or business or otherwise subject to regular U.S. federal income taxation on a net basis. As a result, it is anticipated that no income or gains realized by us will be subject to U.S. net federal income taxation, however, no assurance can be provided in this regard. The proper characterization of our income and gains for U.S. tax purposes is not certain, and it is possible that all or a portion of our income and gains could be characterized as income that is “effectively connected” with the conduct of a U.S. trade or business. If our income and gains were characterized as effectively connected with a U.S. trade or business, we would be subject to significant U.S. taxes, plus interest and possible penalties.

Confidential Treatment Requested by Royalty Pharma plc

Pursuant to 17 C.F.R. Section 200.83

Transfers of our Class A ordinary shares outside DTC may be subject to stamp duty or stamp duty reserve tax (“SDRT”), in the U.K., which would increase the cost of dealing in our Class A ordinary shares.

On completion of this offering, it is anticipated that the new Class A ordinary shares will be issued to a nominee for The Depository Trust Company (“DTC”), and corresponding book-entry interests credited in the facilities of DTC. On the basis of current law, no charges to U.K. stamp duty or SDRT are expected to arise on the issue of the Class A ordinary shares into DTC’s facilities or on transfers of book-entry interests in ordinary shares within DTC’s facilities and you are strongly encouraged to hold your Class A ordinary shares in book-entry form through the facilities of DTC.

A transfer of title in the Class A ordinary shares from within the DTC system to a purchaser out of DTC and any subsequent transfers that occur entirely outside the DTC system, will generally result in a charge to stamp duty at a rate of 0.5% (rounded up to the nearest £5) of any consideration, which is payable by the transferee of the ordinary shares. Any such duty must be paid (and the relevant transfer document, if any, stamped by HM Revenue & Customs, or HMRC) before the transfer can be registered in our company books. However, if those Class A ordinary shares are redeposited into DTC, the redeposit will generally attract stamp duty or SDRT at the rate of 1.5% to be paid by the transferor.

In connection with the completion of this offering, we expect to put in place arrangements to require that our Class A ordinary shares held in certificated form or otherwise outside the DTC system cannot be transferred into the DTC system until the transferor of the Class A ordinary shares has first delivered the ordinary shares to a depositary specified by us so that stamp duty (and/or SDRT) may be collected in connection with the initial delivery to the depositary. Any such ordinary shares will be evidenced by a receipt issued by the depositary. Before the transfer can be registered in our books, the transferor will also be required to put funds in the depositary to settle the resultant liability to stamp duty (and/or SDRT), which will be charged at a rate of 1.5% of the value of the shares.

For further information about the U.K. stamp duty and SDRT implications of holding ordinary shares, please see the section entitled “Material Tax Considerations—Material U.K. Tax Considerations” of this prospectus.

We expect to operate, and expect that RP Holdings will operate, so as to be treated solely as a resident of the U.K. for tax purposes, but changes to our management and organizational structure and/or to the tax residency laws of other jurisdictions where we operate may cause the relevant tax authorities to treat us or RP Holdings as also being a resident of another jurisdiction for tax purposes.

Under current U.K. tax law, a company that is incorporated in the U.K. is regarded as resident for tax purposes in the U.K. unless (i) it is concurrently treated as resident for tax purposes in another jurisdiction (applying the rules of that other jurisdiction for determining tax residency) that has a double tax treaty with the U.K. and (ii) there is a residency tie-breaker provision in that tax treaty which allocates tax residence to that other jurisdiction.

Based upon our anticipated management and organizational structure, we believe that we and RP Holdings should be regarded as tax resident solely in the U.K. However, because this analysis is highly factual and may depend on future changes in our management and organizational structure, as well as future changes in the tax residency laws of other jurisdictions where we operate, there can be no assurance regarding the determination of our tax residence in the future.

As U.K. tax resident companies, we and RP Holdings will be subject to U.K. corporation tax on our worldwide taxable profits and gains. Should we (or RP Holdings) be treated as resident in a jurisdiction other than the U.K., we (or RP Holdings, as applicable) could be subject to taxation in that jurisdiction and may be required to comply with a number of material and formal tax obligations, including withholding tax and/or reporting obligations provided under the relevant tax law, which could result in additional costs and expenses.

Confidential Treatment Requested by Royalty Pharma plc

Pursuant to 17 C.F.R. Section 200.83

We believe that we should not be subject to material U.K. corporation tax in respect of certain profits of our non-U.K. tax resident subsidiaries as a result of the U.K.’s “controlled foreign companies” rules but it cannot be guaranteed that this will continue to be the case.

As U.K. tax resident companies, we and RP Holdings will be subject to the U.K.’s “controlled foreign companies” rules (the “U.K. CFC Rules”). The U.K. CFC Rules, broadly, can impose a charge to U.K. tax on U.K. tax resident companies that have, alone or together with certain other persons, interests in a non-U.K. tax resident company (the “Controlled Foreign Company”) which is controlled by a U.K. person or persons. The charge under the U.K. CFC Rules applies by reference to certain types of chargeable profit arising to the Controlled Foreign Company, whether or not that profit is distributed, subject to specific exemptions. The types of profits of a Controlled Foreign Company that can potentially be subject to a U.K. corporation tax charge under the U.K. CFC Rules include business profits of the Controlled Foreign Company that are attributable to assets or risks that are managed by activities in the U.K., or certain finance profits of the Controlled Foreign Company that arise from capital or other assets contributed, directly or indirectly, to the Controlled Foreign Company from a connected U.K. tax resident company.

Certain non-U.K. entities in which we hold a greater than 25% interest, including RPI (which is Irish tax resident and which is held indirectly by us through our participation in RP Holdings), will be Controlled Foreign Companies for U.K. tax purposes. We and RP Holdings will therefore be required to apply the CFC Rules in respect of our direct and indirect interests in these entities on an ongoing basis. We do not expect material U.K. corporation tax charges to arise under the U.K. CFC Rules in respect of our royalty assets, however no assurances can be given that this will continue to be the case. The U.K. CFC Rules are highly complex and fact-dependent, and changes to, or adverse interpretations of, these rules, or changes in the future activities of RPI or other non-U.K. companies in which we hold an interest, directly or indirectly, may alter this position and could impact our group’s effective tax rate.

We believe that dividends received by us and RP Holdings should be exempt from U.K. corporation tax, but it cannot be guaranteed that this will continue to be the case.

U.K. tax resident companies are subject to U.K. corporation tax on receipt of dividends or other income distributions in respect of shares held by them, unless those dividends or other distributions fall within an exempt class. We believe that dividends received by us from RP Holdings, and dividends received by RP Holdings from RPI, should fall within such an exempt class and therefore should not be subject to U.K. corporation tax. However, a number of conditions must be met in order for such dividends to qualify for this tax exemption, including (in respect of dividends paid by RPI, which is tax resident in Ireland) conditions relating to the application of Irish tax law. As such, it cannot be guaranteed that these conditions for the U.K. tax exemption in respect of distributions will continue at all times to be satisfied. If distributions received by us or by RP Holdings were not to fall within an exempt class, such distributions would likely be subject to U.K. corporation tax at the then prevailing corporation tax rate.

Even where distributions fall within an exempt class, certain anti-avoidance and recharacterization rules may also apply. For instance, if RPI were to constitute an “offshore fund” for U.K. tax purposes that has at any time in an accounting period more than 60% by market value of its investments in debt securities, money placed at interest (other than cash awaiting investment), certain contracts for differences, or in holdings in other offshore funds with, broadly, more than 60% of their investments similarly invested, RP Holdings’ shareholding in RPI may be subject to U.K. corporation tax as a deemed “loan relationship”, with the result that dividends received by RP Holdings from RPI could be subject to U.K. tax as deemed interest and RP Holdings may be subject to U.K. corporation tax on increases in the fair market value of its shareholding in RPI. The term “offshore fund” is defined for U.K. tax purposes through a characteristics-based approach and, broadly, can include arrangements constituted by a non-U.K. resident body corporate in which a reasonable investor would expect to be able to realize their investment entirely, or almost entirely, by reference to net asset value. We believe and have been advised that RP Holdings’ shareholding in RPI should not fall within these rules, however no guarantee can be offered that this will continue to be the case. Changes to, or adverse interpretations of, the offshore funds rules, or changes in the nature of our investments, may alter this position and could impact our group’s effective rate.

Confidential Treatment Requested by Royalty Pharma plc

Pursuant to 17 C.F.R. Section 200.83

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We have made statements under the captions “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and in other sections of this prospectus that are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements are not historical facts, but rather are based on current expectations, estimates and projections about us, our current and prospective assets, our industry, our beliefs and our assumptions. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control and difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including those factors discussed under the caption entitled “Risk Factors.” You should specifically consider the numerous risks outlined under “Risk Factors.” These risks and uncertainties include factors related to:

•	sales risks of biopharmaceutical products on which we receive royalties;

•	the ability of the Manager to locate suitable assets for us to acquire;

•

uncertainties related to the acquisition of interests in development-stage biopharmaceutical products and our strategy to add development-stage products and late stage funding opportunities to our product portfolio;

•	the assumptions underlying our business model;

•	our ability to successfully execute our royalty acquisition strategy;

•	our ability to leverage our competitive strengths;

•	actual and potential conflicts of interest with the Manager and its affiliates;

•	the ability of the Manager or its affiliates to attract and retain highly talented professionals;

•	the effect of changes to tax legislation and our tax position; and

•	the risks, uncertainties and other factors we identify in “Risk Factors” and elsewhere in this prospectus and in our filings with the SEC.

Although we believe the expectations reflected in the forward-looking statements are reasonable, any of those expectations could prove to be inaccurate, and as a result, the forward-looking statements based on those expectations also could be inaccurate. In light of these and other uncertainties, the inclusion of a projection or forward-looking statement in this prospectus should not be regarded as a representation by us that our plans and business objectives will be achieved. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. We are under no duty to update any of these forward-looking statements after the date of this prospectus to conform our prior statements to actual results or revised expectations.

Confidential Treatment Requested by Royalty Pharma plc

Pursuant to 17 C.F.R. Section 200.83

ORGANIZATIONAL STRUCTURE

Organizational Structure Prior to This Offering

Pursuant to the Exchange Offer Transactions which were consummated on February 11, 2020 (the “Exchange Date”), certain investors who invested in Old RPI through the Legacy Investors Partnerships exchanged their limited partnership interests in the Legacy Investors Partnerships for limited partnership interests in the Continuing Investors Partnerships.

As a result of the Exchange Offer Transactions, RPI, through RPI Intermediate FT, owns 82% of the economic interest in Old RPI. From the Exchange Date until the expiration of the Legacy Investors Partnerships’ investment period on June 30, 2020 (the “Legacy Date”), RPI will participate proportionately with the Legacy Investors Partnerships in any investment made by Old RPI. Following the Legacy Date, Old RPI will cease making new acquisitions. See “Unaudited Pro Forma Financial Information.” Following the Legacy Date, we will make new acquisitions through RPI and its wholly-owned subsidiaries (together with RPI, the “RPI Group”).

Organizational Structure Following This Offering

The diagram below depicts our organizational structure immediately following this offering. The diagram is provided for illustrative purposes only and does not represent all legal entities affiliated with our organizational structure.

Immediately following this offering, we will be a holding company and our principal asset will be a controlling equity interest in RP Holdings, a private limited company incorporated under the laws of England and

Confidential Treatment Requested by Royalty Pharma plc

Pursuant to 17 C.F.R. Section 200.83

Wales and U.K. tax resident. RP Holdings will be formed in connection with the Reorganization Transactions, following which it will be the sole equity owner of RPI. Through our ownership of 100% of the Class A ordinary shares in RP Holdings which entitles us to 100% of the voting power (subject to certain exceptions as described below) in RP Holdings, we will have the right to appoint the board of directors and control the business and affairs of RP Holdings, and through RP Holdings and its subsidiaries, including RPI, conduct our business. We will include RP Holdings in our consolidated financial statements and will report a non-controlling interest related to the RP Holdings Class B Interests held by the Continuing Investors Partnerships in RP Holdings. RPI GP 2019, LP, a Delaware limited partnership (“Equity Performance Award Holdings”), which is an affiliate of the Manager and the general partner of the Continuing Investors Partnerships, will also hold Class C Special Interests in RP Holdings, which will entitle Equity Performance Award Holdings to the Equity Performance Awards described under “Certain Relationships and Related Party Transactions—Equity Performance Awards.” While the RP Holdings Class B Interests and RP Holdings Class C Special Interests are generally non-voting, the RP Holdings Articles (as defined below) will provide that the amendment of certain provisions of the RP Holdings Articles that would alter or change the powers, preferences or special rights of the RP Holdings Class B Interests or the RP Holdings Class C Special Interests so as to affect them adversely must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a single class, or as otherwise required by applicable law.

Holders of the RP Holdings Class A Interests and RP Holdings Class B Interests will have the right to receive ratably on a pari passu basis such dividends, if any, as may be approved from time to time by the board of directors of RP Holdings out of funds legally available therefor. Dividends in an English company may only be made out of distributable reserves (i.e., accumulated, realized profits (to the extent not previously utilized by distribution or capitalization) less accumulated realized losses (to the extent not previously written-off in a reduction or reorganization of capital duly made)).

Following the expiration of the underwriters’ “lock-up” agreements and pursuant to the Exchange Agreement, (i) the Continuing International Investors Partnership will promptly distribute to its holders substantially all of the RP Holdings Class B Interests it holds which will be exchanged for our Class A ordinary shares and (ii) the Continuing US Investors Partnership will, upon instruction of any of its holders from time to time, distribute substantially all of the RP Holdings Class B Interests held on behalf of such holder that are subject to such instruction which will be exchanged for our Class A ordinary shares. RP Holdings Class B Interests are exchangeable on a one-for-one basis for Class A ordinary shares pursuant to the Exchange Agreement. These exchanges are expected to result in increases in the tax basis (for U.S. federal income tax purposes) of the assets of RP Holdings. The increases in tax basis resulting from such exchanges may reduce the amount of U.S. federal income tax that U.S. shareholders would otherwise be required to pay in the future. See “Material Tax Considerations—Material U.S. Federal Income Tax Considerations—Taxation of Shareholders—Taxable U.S. Holders—Passive Foreign Investment Companies.” This increase in tax basis may also decrease gains (or increase losses) on future dispositions of certain assets to the extent the increase in tax basis is allocated to those assets. The Company will not recognize any tax benefits as a result of these exchanges.

As a result of the Reorganization Transactions and this offering, upon completion of this offering:

•	Our Class A ordinary shares will be held as follows:

•	shares (or shares if the underwriters exercise in full their option to purchase additional Class A ordinary shares) by investors in this offering.

•	Our Class B ordinary shares (together with the same number of RP Holdings Class B Interests) will be held as follows:

•	shares by the Continuing Investors Partnerships.

Confidential Treatment Requested by Royalty Pharma plc

Pursuant to 17 C.F.R. Section 200.83

•	The combined voting power in the Company will be as follows:

•	% by investors in this offering (or % if the underwriters exercise in full their option to purchase additional Class A ordinary shares); and

•	% by the Continuing Investors Partnerships (or % if the underwriters exercise in full their option to purchase additional Class A ordinary shares).

Confidential Treatment Requested by Royalty Pharma plc

Pursuant to 17 C.F.R. Section 200.83

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of our Class A ordinary shares in this offering will be approximately $                , or approximately $                  if the underwriters exercise their option to purchase additional Class A ordinary shares from us in full, assuming an initial public offering price of $                 per share (the midpoint of the range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each $1 increase (decrease) in the public offering price per share would increase (decrease) our net proceeds, after deducting estimated underwriting discounts and commissions, by $                  (assuming no exercise of the underwriters’ option to purchase additional Class A ordinary shares).

We intend to use the net proceeds, including the net proceeds from the issuance and sale of any of the Class A ordinary shares pursuant to an exercise of the underwriters’ option to purchase additional Class A ordinary shares from us, from this offering, after deducting underwriting discounts and other offering expenses, to acquire royalties. We will also use the net proceeds for other general corporate purposes, including operating expenses, such as management and administrative fees and expenses relating to evaluating royalty acquisitions.

If the net proceeds increase due to a higher initial public offering price, we will use the additional proceeds to make acquisitions in accordance with our business objectives and policies and, to the extent that additional net proceeds remain, for working capital and general corporate purposes. If the net proceeds decrease due to a lower initial public offering price, we will have less funds available to make acquisitions in accordance with our business objectives and policies and for working capital or general corporate purposes.

Pending royalty acquisitions in accordance with our business objectives and policies, we will invest any such net proceeds of this offering primarily in cash, cash equivalents, U.S. government securities and other high-quality debt instruments that mature in one year or less, or temporary investments, as appropriate. These assets may have lower yields than our other assets and accordingly result in lower returns or dividends, if any, by us during such period.

Confidential Treatment Requested by Royalty Pharma plc

Pursuant to 17 C.F.R. Section 200.83

DIVIDEND POLICY

You should read the following discussion of our dividend policy in conjunction with the factors and assumptions included in this section. In addition, please read “Special Note Regarding Forward-Looking Statements” and “Risk Factors” for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

General

We intend to approve and pay quarterly cash dividends on our Class A ordinary shares with the income generated from net operating cash flows from royalty revenues and interest income earned on our biopharmaceutical assets. We intend to distribute a significant portion of our Adjusted Cash Flow over time to our shareholders.

Dividends for any fiscal quarter, if approved, will be paid no later than 45 days after the end of such quarter. We are not required to pay any dividends, and the payment of any dividend is within the sole discretion of our board of directors. The amount of dividends that we pay is expected to be sufficient for U.S. Holders to pay their taxes on their pro rata share of our taxable income as a result of their making QEF elections under the U.S. tax law’s passive foreign investment company rules, but it is possible that our dividend may be less than such amount of taxes. See “Material Tax Considerations.”

Our ability to pay dividends at the expected quarterly dividend rate or any other rate will be subject to the factors described below under “—Restrictions and Limitations on Dividends and Our Ability to Change Our Dividend Policy” and the risks described under “Risk Factors.”

The per-share dividend for any quarter is equal to the aggregate dividend for that quarter divided by the number of Class A ordinary shares outstanding on the record date for the dividend to be paid in respect of that quarter. Assuming that                 Class A ordinary shares are outstanding after this offering, we anticipate that the initial amount of our quarterly cash dividends will be $                  per share.

Payment of Dividends

We do not have a legal obligation to pay a quarterly dividend or dividends at any specified rate or at all. To the extent approved and payable, we intend to pay dividends on or about                 and                  to holders of record on or about the first day of each such month. If the dividend date does not fall on a business day, we will pay the dividend on the business day immediately preceding the indicated dividend date. For our intended initial quarterly dividend, we expect that the quarterly dividend for the period from the closing of this offering through                 will be adjusted based on the actual length of the period.

Restrictions and Limitations on Dividends and Our Ability to Change Our Dividend Policy

Immediately following this offering, we will be a holding company, and our principal asset will be a controlling equity interest in RP Holdings. If we decide to pay a dividend, to the extent permitted by applicable law, we will need to cause RP Holdings to make distributions to us in an amount sufficient to cover such dividend. If RP Holdings makes such distributions to us, the holders of RP Holdings Class B Interests will be entitled to receive pro rata distributions.

Notwithstanding the foregoing, the approval and payment of any interim dividends will be at the sole discretion of our board of directors, which may change our dividend policy at any time, and the payment of any final dividends will be subject to majority approval by holders of Class A and Class B ordinary shares and in

Confidential Treatment Requested by Royalty Pharma plc

Pursuant to 17 C.F.R. Section 200.83

each case will be paid out of profits available for that purpose under English law. Our board of directors will take into account:

•	general economic and business conditions;

•	our financial condition and operating results, including our cash position, our net income and our realizations on assets;

•	our strategic plans and prospects;

•	our business and asset acquisition opportunities;

•	working capital requirements and anticipated cash needs;

•	contractual restrictions and obligations, including restrictions pursuant to our new credit facility;

•	legal, tax and regulatory restrictions and considerations;

•	other constraints on the payment of dividends by us to our shareholders; and

•	such other factors as our board of directors may deem relevant.

Our articles of association authorize the board of directors to pay interim dividends without shareholder approval to the extent that such dividends appear justified by profits available for such purpose. The board of directors may also recommend a dividend be approved and declared by shareholders at an annual general meeting. No such dividend may exceed the amount recommended by the board of directors.

Under English law, dividends and distributions may only be out of profits available for that purpose. Profits available for distribution are accumulated, realized profits, to the extent that they have not been previously utilized by distribution or capitalization, less its accumulated, realized losses, to the extent that they have not been previously written off in a reduction or reorganization of capital duly made. The amount of our distributable profits is a cumulative calculation. We may be profitable in a single financial year but unable to pay a dividend if the profits of that year do not offset all previous years’ accumulated, realized losses. Additionally, the Company may only make a distribution if the amount of its net assets is not less than the aggregate of its called-up share capital and undistributable reserves, and if, and to the extent that, the distribution does not reduce the amount of those net assets to less than that aggregate.

A shareholder who receives a distribution under circumstances where he or she knows or has reasonable grounds for believing that the distribution is unlawful in the circumstances is obliged to repay such distribution (or that part of it, as the case may be) to the company.

There is no guarantee that our shareholders will receive quarterly dividends from us. We do not have a legal obligation to pay the expected quarterly dividend or dividends at any other rate or at all. Our dividend policy is subject to certain restrictions and may be changed at any time, including:

•

Our dividend policy may be subject to restrictions on dividends under our new credit facility or other debt agreements that we may enter into in the future. Specifically, under our Credit Agreement, distributions by RPI Intermediate FT in any four consecutive fiscal quarter period may not exceed 45% of Consolidated EBITDA (as defined in our Credit Agreement) for the period of four consecutive fiscal quarters most recently ended prior to the making of such distribution, and the making of any such distribution is conditioned on our being in pro forma compliance with the Consolidated Leverage Ratio and Consolidated Coverage Ratio financial covenants set forth in our Credit Agreement. Should we be unable to satisfy these restrictions, we would be prohibited from declaring dividends to our shareholders.

•

Our board of directors will have the authority, in its sole discretion, to establish reserves for the prudent conduct of our business and for future dividends to our shareholders, and the establishment of or increase in those reserves could result in a reduction in dividends to our shareholders from levels we currently anticipate under our stated dividend policy.

Confidential Treatment Requested by Royalty Pharma plc

Pursuant to 17 C.F.R. Section 200.83

•

Prior to determining the amount of cash available for distribution, we will pay the Manager its Operating and Personnel Payment and reimburse the Manager and its affiliates for any expenses as described under “Certain Relationships and Related Party Transactions— Management Agreement.” The reimbursement of expenses and payment of fees, if any, to the Manager and its affiliates will reduce the amount of cash available to pay dividends to our shareholders.

•

The amount of dividends we pay under our dividend policy and the decision to approve any dividend is determined by our board of directors, taking into consideration the terms of our new credit facility, any other agreements we may enter into in the future and the factors set forth above.

•

We may lack sufficient cash to pay dividends to our shareholders due to a number of factors, including increases in our general and administrative expenses, principal and interest payments on our outstanding debt, tax expenses, working capital requirements and anticipated cash needs. For a discussion of additional factors that may affect our ability to pay dividends, please read “Risk Factors.”

•	If and to the extent our cash available to pay dividends materially declines, we may reduce our quarterly dividend in order to service or repay our debt or fund growth capital expenditures.

•

Our ability to pay dividends to our shareholders depends on the performance of the assets held by our subsidiaries and their ability to distribute cash to us. The ability of our subsidiaries to pay dividends to us may be restricted by, among other things, the provisions of existing and future indebtedness, including our new credit facility, applicable corporate, partnership and trust laws and other laws and regulations.

Confidential Treatment Requested by Royalty Pharma plc

Pursuant to 17 C.F.R. Section 200.83

CAPITALIZATION

The following table sets forth our cash, cash equivalents and capitalization as of December 31, 2019:

•	on a historical basis;

•	on an as adjusted basis giving effect to the Exchange Offer Transactions; and

•	on a further as adjusted basis to reflect

•	the Reorganization Transactions described under “Organizational Structure”; and

•

the sale by us of                 Class A ordinary shares in this offering at an assumed initial public offering price of $         per share, the midpoint of the range set forth on the cover page of this prospectus, representing the receipt of approximately $                 in net proceeds after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us, as well as the application of such net proceeds as described in “Use of Proceeds.”

This table should be read in conjunction with “Organizational Structure,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Financial Information” and the historical consolidated financial statements and related notes included elsewhere in this prospectus. Cash and cash equivalents are not components of our total capitalization.

As of December 31, 2019
(in thousands)
	Historical		As Adjusted for the Exchange Offer Transactions	As Adjusted for Reorganization Transactions and This Offering
Cash and cash equivalents	$		$

Total long-term debt:

Class A ordinary shares, $ par value per share, shares outstanding actual and shares outstanding on a pro forma as adjusted basis		—
Class B ordinary shares, $ par value per share, shares outstanding actual and shares outstanding on a pro forma as adjusted basis		—

Additional paid-in capital		—

Total shareholders’ equity

Total capitalization	$		$	$

A $1.00 increase (decrease) in the assumed initial public offering price of $     per Class A ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the as adjusted amount of each of cash, additional paid-in capital, total shareholders’ equity and total capitalization by $                , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1,000,000 shares in the number of shares offered by us as set forth on the cover page of this prospectus, would increase (decrease) the as adjusted amount of each of cash, additional paid-in capital, total shareholders’ equity and total capitalization by $                , assuming no change in the assumed initial public offering price of $                 per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Confidential Treatment Requested by Royalty Pharma plc

Pursuant to 17 C.F.R. Section 200.83

DILUTION

If you invest in our Class A ordinary shares, your interest will be diluted to the extent of the difference between the initial public offering price per Class A ordinary share and the pro forma net tangible book value per Class A ordinary share after this offering. Dilution results from the fact that the per share offering price of the Class A ordinary shares is substantially in excess of the pro forma net tangible book value per share attributable to our existing owners. Pro forma calculations account for the occurrence of the Exchange Offer Transactions.

Our pro forma net tangible book value as of December 31, 2019 was $                , or $                 per share. Pro forma net tangible book value represents the amount of total tangible assets less total liabilities, and pro forma net tangible book value per share represents pro forma net tangible book value divided by the number of Class A ordinary shares outstanding, assuming all RP Holdings Class B Interests are exchanged for an equal number of our Class A ordinary shares and a corresponding number of our Class B ordinary shares are redesignated as deferred shares.

The following table illustrates this dilution on a per share basis assuming the underwriters do not exercise their option to purchase additional Class A ordinary shares:

Assumed initial public offering price per share	$
Pro forma net tangible book value per share as of December 31, 2019	$
Increase in pro forma net tangible book value per share attributable to investors in this offering	$

Adjusted pro forma net tangible book value per share after this offering	$

Dilution in adjusted pro forma net tangible book value per share to investors in this offering	$

The following table sets forth, on a pro forma basis, as of December 31, 2019, the number of Class A ordinary shares that we will issue and the total consideration paid, or to be paid, by the purchasers of Class A ordinary shares in this offering, and the average price per share paid, or to be paid, by existing shareholders and by the new investors, assuming all RP Holdings Class B Interests, are exchanged for an equal number of our Class A ordinary shares, at an assumed initial public offering price of $                 per share, the midpoint of the range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and offering expenses payable by us and a corresponding number of our Class B ordinary shares are redesignated as deferred shares.:

	Class A Ordinary Shares Purchased			Total Consideration(1)			Average Price per Ordinary Share
	Number	Percentage		Amount	Percentage
(in thousands)
Existing shareholders			%			%
New investors			%			%	$

Total		100.0%		$	100.0%

(1)	Total consideration is after deducting underwriting discounts and estimated offering expenses.

The foregoing tables assume no exercise of the underwriters’ option to purchase additional Class A ordinary shares. If the underwriters exercise their option to purchase additional Class A ordinary shares, there will be further dilution to new investors.

The number of Class A ordinary shares set forth in the table above is based on                  Class A ordinary shares outstanding and does not reflect the issuance of up to                  Class A ordinary shares issuable upon exercise of the underwriters’ option to purchase additional Class A ordinary shares from us.

Confidential Treatment Requested by Royalty Pharma plc

Pursuant to 17 C.F.R. Section 200.83

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The unaudited pro forma condensed consolidated balance sheet as of December 31, 2019 and the unaudited pro forma consolidated statements of comprehensive income for the year ended December 31, 2019 present our consolidated financial position and results of operations after giving effect to:

•	the Exchange Offer Transactions;

•	the Reorganization Transactions;

•

the sale by us of                 Class A ordinary shares in this offering at an assumed initial public offering price of $                 per share, the midpoint of the range set forth on the cover page of this prospectus, representing the receipt of $             in net proceeds after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us, as well as the application of such net proceeds as described in “Use of Proceeds”; and

•

the Exchange Agreement entered into by RP Holdings, the Continuing Investors Partnerships and the Continuing Investors in connection with the offering that provides that the Continuing International Investors Partnership will promptly distribute to its holders substantially all of the RP Holdings Class B Interests it holds which will be exchanged for our Class A ordinary shares.

The following pro forma balance sheet as of December 31, 2019 and statement of comprehensive income for the year ended December 31, 2019 present the consolidated financial position and consolidated results of operations to give pro forma effect to the transactions identified above as if all such events had been completed as of January 1, 2019.

The unaudited pro forma consolidated financial information has been prepared by management and is based on the historical financial statements of Old RPI and its consolidated subsidiaries and the assumptions and adjustments described in the notes to the unaudited pro forma financial information below. The presentation of the unaudited pro forma financial information is prepared in conformity with Article 11 of Regulation S-X.

The historical financial information of Old RPI and its consolidated subsidiaries has been derived from the consolidated financial statements and accompanying notes included elsewhere in this prospectus.

We based the pro forma adjustments on available information and on assumptions that we believe are reasonable under the circumstances in order to reflect, on a pro forma basis, the impact of the relevant transactions on the historical financial information of Old RPI and its consolidated subsidiaries. Refer to the notes to the unaudited pro forma financial information below for a discussion of assumptions applied. The pro forma adjustments represent only those transactions which are directly attributable to this offering, factually supportable, and expected to have a continuing impact on our results of operations. The unaudited pro forma financial information does not purport to be indicative of our results of operations or financial position had the relevant transactions occurred on the dates assumed and does not project our results of operations or financial position for any future period or date.

For purposes of the unaudited pro forma financial information, we have assumed that                      Class A ordinary shares will be issued by us at a price per share equal to the midpoint of the range set forth on the cover page of this prospectus, and as a result, immediately following the completion of this offering, the ownership percentage of RP Holdings (excluding RP Holdings Class C Special Interests) represented by RP Holdings Class B Interests will be        %, and the net income attributable to RP Holdings Class B Interests will accordingly represent        % of our net income. If the underwriters’ option to purchase additional Class A ordinary shares is exercised in full, the ownership percentage represented by RP Holdings Class B Interests will be        %, and the net income attributable to RP Holdings Class B Interests will accordingly represent        % of our net income. The unaudited pro forma consolidated financial information presented assumes no exercise by the underwriters of the option to purchase up to an additional                    Class A ordinary shares from us.

Confidential Treatment Requested by Royalty Pharma plc

Pursuant to 17 C.F.R. Section 200.83

We will incur certain one-time costs in connection with this offering and related Reorganization Transactions, such as accounting, tax, legal and other professional service costs, of approximately $            . Additionally, following the offering, we will incur costs associated with being a U.S. publicly traded company. Such costs will include new or increased expenses for such items as insurance, directors’ fees, accounting work, legal advice and compliance with applicable U.S. regulatory and stock exchange requirements, including costs associated with compliance with the Sarbanes-Oxley Act and periodic or current reporting obligations under the Exchange Act. No pro forma adjustments have been made to reflect such costs because they are not currently objectively determinable.

The unaudited pro forma consolidated financial statements and related notes should be read in conjunction with the information contained in “Organizational Structure,” “Use of Proceeds,” “Capitalization,” “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements of Old RPI and its subsidiaries and related notes thereto included elsewhere in this prospectus.

Confidential Treatment Requested by Royalty Pharma plc

Pursuant to 17 C.F.R. Section 200.83

Unaudited Pro Forma Consolidated Statement of Comprehensive Income

Year Ended December 31, 2019
	Historical	Pro Forma
	Old RPI and Subsidiaries	Adjustments		Royalty Pharma plc
($ thousands, except share-related amounts)
(unaudited)
Total income and revenues
Income from royalty assets
Revenue from royalty assets
Other royalty income
Total income and other revenues
Operating expenses
Research and development funding expense
Provision for changes in expected cash flows from royalty assets
Amortization of intangible assets
General and administrative expenses			(a)
Total operating expenses			(a)
Operating income			(a)
Other expense/(income)
Equity in loss/(earnings) of non-consolidated affiliates			(f)
Interest expense			(b)
Unrealized loss/(gain) on derivative contracts			(b)
Other non-operating income, net
Total other expense/(income), net			(a,b)
Consolidated net income before tax			(a,b)
Income tax benefit (expense)
Consolidated net income			(a,b)
Less: Net income attributable to non-controlling interest			(a,b,c)
Net income attributable to controlling interest			(a,b,c)
Other comprehensive income/(loss)
Reclassification of loss on interest rate swaps included in net income
Change in unrealized movement on available for sale debt securities
Other comprehensive loss
Comprehensive income
Less: Other comprehensive income/(loss) attributable to non-controlling interest
Comprehensive income attributable to controlling interest			(a,b,c)
Pro forma earnings per share:
Basic			(d)
Diluted			(d)
Pro forma number of shares used in computing earnings per share:
Basic			(d)
Diluted			(d)

Confidential Treatment Requested by Royalty Pharma plc

Pursuant to 17 C.F.R. Section 200.83

Unaudited Pro Forma Consolidated Balance Sheet

As of December 31, 2019
	Historical	Pro Forma
	Old RPI and Subsidiaries	Adjustments		Royalty Pharma plc
($ thousands, except share-related amounts)
(unaudited)
Assets:
Current assets
Cash and cash equivalents			(e)
Marketable securities
Royalty assets, net—financial assets
Accrued royalty receivable
Other royalty income receivable
Other current assets
Total current assets
Royalty assets, net—financial assets
Royalty assets, net—intangible assets
Equity securities
Available for sale debt securities
Derivative financial instruments			(b)
Investment in non-consolidated affiliates			(f)
Other assets			(b)
Total assets
Liabilities and equity
Current liabilities
Royalty distribution payable to affiliates
Accounts payable and accrued expenses
Current portion of long-term debt			(b)
Derivative financial instruments			(b)
Total current liabilities
Long-term debt			(b)
Other liabilities			(b)
Total liabilities			(b)
Commitments and contingencies
Unitholder’s equity
Unitholder’s contribution			(g)
Class A ordinary shares, $ par value, shares authorized, shares issued and outstanding			(g)
Class B ordinary shares, $ par value, shares authorized, shares issued and outstanding			(g)
Additional paid-in capital			(g,h)
Retained earnings			(a,b,f,g)
Non-controlling interest			(c,g)
Total shareholder’s equity			(a,b,c,f,g,h)
Total liabilities and shareholder’s equity			(a,b,c,f,g,h)

(a)

Reflects the recognition of Operating and Personnel Payments of $        . Under the terms of the new Management Agreement, the Operating and Personnel Payments will be calculated according to the formula described in “Certain Relationships and Related Party Transactions—Management Agreement”

Confidential Treatment Requested by Royalty Pharma plc

Pursuant to 17 C.F.R. Section 200.83

(b)

Reflects the effect of the new RPI Term Loan A and Term Loan B facilities (the “New Term Loans”), the settlement of the RPIFT senior secured credit facilities (the “Credit Facility”) and associated interest rate swaps that were terminated in connection with the refinancing. The terms of the New Term Loans are as follows:

Credit Facility	Principal	Interest	Maturity
	($ thousands)
RPI 2019 Term Loan A Facility	$3,200,000	L + 150 bps	2025
RPI 2019 Term Loan B Facility	$2,840,000	L + 175 bps	2027

(c)

As a result of this offering and the reorganization transactions, we will initially own approximately         % of the economic interest of Old RPI (excluding the RP Holdings Class C Special Interests). Immediately following the completion of this offering, the ownership percentage held by the non-controlling interest will be         %. The non-controlling interest consists of the following: (i)         % attributable to non-controlling interest holders of certain subsidiaries of Old RPI, (ii)         % attributable to non-controlling interest holders of Old RPI held by the Legacy Investors Partnerships, (iii)         % attributable to non-controlling interest holders of RP Holdings held by the Continuing Investors, and (iv) in the future, there will be a non-controlling interest related to the Equity Performance Awards granted to Equity Performance Awards Holdings, as further described in “Certain Relationships and Related Party Transactions—Equity Performance Awards.”

(d)

The basic and diluted pro forma earnings per Class A ordinary share represent net income attributable to controlling interest divided by a combination of Class A ordinary shares issued in this offering and Class A ordinary shares exchanged by the Continuing International Investors Partnership in exchange for their RP Holdings Class B Interests as described in “Organizational Structure.” Pro forma RP Holdings Class B interests of              were evaluated under the if-converted method for potential dilutive effects and were determined to be antidilutive. The table below presents the computation of pro forma basic and dilutive earnings per share (“EPS”) for the controlling interest.

Earnings per Common Share ($ thousands, except share-related amounts)	Year Ended December 31, 2019
Numerator:
Net income attributable to controlling interest—basic and diluted	$
Denominator:
Weighted average Class A ordinary shares outstanding—basic and diluted
Basic earnings per share	$
Diluted earnings per share	$

(e)

The following sets forth the estimated sources and uses of funds in connection with the Reorganization Transactions and this offering, assuming the issuance of shares of Class A ordinary shares at a price of $             per share (the midpoint of the estimated public offering price range set forth on the cover of this prospectus):

Sources:

•	$ gross cash proceeds to us from the offering of Class A ordinary shares

Confidential Treatment Requested by Royalty Pharma plc

Pursuant to 17 C.F.R. Section 200.83

Uses:

•	We will use $ million to pay underwriting discounts and commissions and offering expenses.

•

We will use the remaining proceeds as described in “Use of Proceeds.” The effects of such uses are not reflected as a pro forma adjustment as they are not factually supportable at the time of this offering.

(f)

Reflects the contribution of the Special Limited Partnership Interest in the Legacy Investors Partnerships (the “Legacy SLP Interests”). The Legacy SLP Interests will entitle us to the equivalent of performance distribution payments that would have been paid to the general partner of the Legacy Investors Partnerships in respect of             % of the net cash flows of Old RPI. The adjustment reflects an increase to Equity in (earnings)/loss of non-consolidated affiliates due to the new equity method investment in the Legacy Investors Partnerships and an increase to the Investment in non-consolidated affiliates.

(g)

Reflects an adjustment to equity reflecting (i) the issuance of Class A ordinary shares in this offering at $         par value per share (ii) the recognition of non-controlling interest of $            as a result of the Exchange Offer Transactions and Reorganization Transactions, which is reflected as a reclassification of $            and a $            from Unitholder’s contribution and Retained earnings, respectively, to Non-controlling interest, and (iii) reclassification of $            and a $            from Unitholder’s contribution and Retained earnings, respectively, to Additional paid-in capital.

(h)	Reflects adjustments to additional paid-in capital as follows:

Pro forma additional paid-in capital ($ thousands)	Year Ended December 31, 2019
Numerator:
Reclassification of historical Retained earnings (see note (g) above)	$
Reclassification of historical Unitholder’s contribution (see note (g) above)
Ordinary shares issued in this offering (see note (g) above)
Adjustment to reflect non-recurring professional services incurred prior to the offering (see notes (e) above)
Pro forma additional paid-in capital

The amount shown for the issuance of ordinary shares in this offering is at an assumed initial public offering price of $            per share, the midpoint of the price range set forth on the cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Confidential Treatment Requested by Royalty Pharma plc

Pursuant to 17 C.F.R. Section 200.83

SELECTED HISTORICAL FINANCIAL DATA

The following tables set forth certain summary historical consolidated financial, certain pro-forma financial data and other data of Old RPI as of the dates and for the periods indicated. The business of Old RPI is the predecessor of Royalty Pharma plc for financial reporting purposes. The historical financial data as of and for the years ended December 31, 2019, 2018 and 2017 were derived from the audited consolidated financial statements of Old RPI included elsewhere in this prospectus. The historical financial data as of and for the years ended December 31, 2016 and 2015 were derived from the audited consolidated financial statements that do not appear in this prospectus. Historical results are not necessarily indicative of the results to be expected for future periods. Acquisitions and dispositions impact the comparability of the historical consolidated financial data reflected in this schedule of Selected Historical Financial Data.

The selected historical consolidated financial and other data of Royalty Pharma plc has not been presented as Royalty Pharma plc is a newly incorporated entity, has had no business transactions or activities to date and had no assets or liabilities during the periods presented in this section.

The selected historical consolidated financial and other data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Financial Data” and the consolidated financial statements and related notes thereto located elsewhere in this prospectus. Amounts in the tables below may not add due to rounding.

Confidential Treatment Requested by Royalty Pharma plc

Pursuant to 17 C.F.R. Section 200.83

The pro forma information gives effect to (i) the reorganization transactions described under “Organizational Structure,” (ii) Reorganization Transactions, and (iii) the sale of Class A ordinary shares in this offering and the application of the net proceeds from this offering, as if each had been completed as of December 31, 2019, in the case of the unaudited pro forma consolidated balance sheet data December 31, 2019, and as of January 1, 2019 with respect to the unaudited pro forma combined consolidated statements of operations data. See “Unaudited Pro Forma Financial Information.”

($ in thousands)	Pro Forma(14)(15)	Year Ended December 31,
	2019	2019	2018	2017	2016	2015
Consolidated Results of Operations Data:
Income and other revenues:
Income from royalty assets		$	$1,524,816	$1,539,417	$1,502,088	$1,484,041
Revenue from royalty assets(1)			134,118	38,090	373,591	166,668
Other royalty income			135,960	20,423	1,731	1,711

Total income and other revenues			1,794,894	1,597,930	1,877,410	1,652,420
Operating expenses:
Research and development funding expense			392,609	117,866	91,021	98,381
Provision for changes in expected cash flows from royalty assets(2)			(57,334)	400,665	925,800	570,183
Amortization of intangible assets			33,267	33,267	68,203	68,160
General and administrative expenses(3)			61,906	106,440	69,512	121,418

Total operating expenses			430,448	658,238	1,154,536	858,142
Operating income			1,364,446	939,692	722,874	794,278
Other expenses (income):
Equity in loss/(earnings) of non-consolidated affiliates(4)			7,023	(163,779)	11,347	17,001
Interest expense			279,956	247,339	238,915	224,424
Realized gain on available for sale debt securities			(419,481)	(412,152)	(261,111)	(213,604)
Other (income) expense, net(5)			(20,907)	(74,896)	(28,172)	7,749

Total other (income) expenses, net			(153,409)	(403,488)	(39,021)	35,570
Consolidated net income before tax			1,517,855	1,343,180	761,895	758,708

Income tax benefit (expense)			—	—	—	—
Consolidated net income			1,517,855	1,343,180	761,895	758,708

Less: Net income attributable to non-controlling interest			(140,126)	(133,155)	(195,988)	(177,282)

Net income attributable to controlling interest		$	$1,377,729	$1,210,025	$565,907	$581,426

Confidential Treatment Requested by Royalty Pharma plc

Pursuant to 17 C.F.R. Section 200.83

	Pro Forma(14)(15)
($ in thousands)	2019	2019	2018	2017	2016	2015
Consolidated Balance Sheet Data (at end of period):
Cash and cash equivalents		$	$1,924,211	$1,381,571	$1,674,219	$1,720,871
Total current assets(6)			2,608,554	2,947,720	3,004,073	3,043,917
Royalty assets, net – financial assets (current and non-current)			8,839,052	8,789,643	7,171,441	6,949,488
Total assets(6)			11,370,147	11,373,532	10,481,999	10,815,682
Total current liabilities(6)			580,172	383,413	297,318	314,390
Current portion of long-term debt(6)			281,436	280,928	172,684	184,383
Long-term debt, excluding current portion(6)			6,237,896	6,520,855	5,724,690	5,804,190
Total unitholders’ equity			4,552,079	4,460,546	4,445,620	4,676,908
Cash Flow Data:
Net cash provided by (used in):
Operating activities			1,618,317	1,418,313	1,482,595	1,305,825
Investing activities(7)			303,424	(1,587,707)	(605,932)	64,287
Financing activities			(1,379,101)	(123,254)	(923,315)	(6,746)

Confidential Treatment Requested by Royalty Pharma plc

Pursuant to 17 C.F.R. Section 200.83

	Pro Forma(14)(15)
($ in thousands)	2019	2019	2018	2017	2016	2015
Other Financial Measures:
Royalty Receipts – Growth Products
Cystic fibrosis franchise(8)			224,214	37,340	12,163	—
Tysabri			338,697	263,790	—	—
Imbruvica			209,171	149,376	103,247	54,464
HIV franchise			224,321	185,515	185,014	199,421
Januvia, Janumet, Other DPP-IVs(1)			106,689	103,250	313,394	162,962
Xtandi			105,958	86,977	64,019	—
Promacta			—	—	—	—
Other Growth Products (9)			176,208	119,277	113,385	107,814

Total Royalty Receipts – Growth Products			$1,385,258	$945,525	$791,222	$524,661

Royalty Receipts – Mature Products
Tecfidera (10)			750,000	600,000	600,000	425,000
Lyrica			126,916	124,126	119,132	142,122
Letairis			130,078	123,178	111,361	101,183
Remicade			121,055	138,488	147,883	162,705
Humira			499,055	455,399	400,990	351,615
Other Mature Products (11)			61,483	82,544	291,513	410,574

Total Royalty Receipts – Mature Products			$1,688,587	$1,523,735	$1,670,879	$1,593,199

Distributions to non-controlling interest			(268,693)	(278,727)	(321,795)	(310,299)

Adjusted Cash Receipts (non-GAAP)(13)			$2,805,152	$2,190,533	$2,140,306	$1,807,561

Payments for operating and professional costs(12)			(72,660)	(101,180)	(64,923)	(70,834)

Adjusted EBITDA (non-GAAP)(13)			$2,732,492	$2,089,353	$2,075,383	$1,736,727

Development-stage funding payments – ongoing			(108,163)	(118,366)	(90,521)	(98,381)
Interest paid, net			(243,216)	(228,451)	(226,378)	(215,504)
Swap collateral (posted) or received, net			2,957	(2,950)	2,316	(2,316)
Investment in non-consolidated affiliates			(24,173)	(2,000)	(8,722)	(21,407)

Adjusted Cash Flow (non-GAAP)(13)			$2,359,897	$1,737,586	$1,752,078	$1,399,119

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(1)

Included in Revenue from royalty assets and in royalty receipts for the year ended December 31, 2016 was the receipt of $297.5 million (offset by a $30 million milestone payment made to Arisaph Pharmaceuticals, in connection with our existing royalty agreement and settlement terms) related to a contractual license amendment and settlement of the Merck & Co. litigation. In exchange for the payment of past-due royalties, we agreed to a five-quarter payment holiday beginning in January 2017. For additional discussion of the Merck & Co. litigation, refer to the notes to our consolidated financial statements included elsewhere in this prospectus. Within the $297.5 million settlement payment, $154.4 million, $126.8 million, and $16.3 million related to sales of Januvia, Janumet and other DPP-IV products during 2016, 2015 and 2014, respectively.

(2)

The Provision for changes in expected cash flows from royalty assets reflects the changes in Wall Street research analysts’ forecasts on individual products underlying our royalties that impact income recognition for royalty assets classified as financial assets. Refer to Note 2 to our Consolidated Financial Statements included elsewhere in this prospectus for additional information.

(3)

General and administrative expenses include $34.7 million of bad debt expense in 2017 related to chargebacks by Merck & Co. for rebates received by Merck & Co. during the holiday period in connection with overpayments on DPP-IV product sales from prior periods. In 2015, we recorded a $44.5 million reserve for bad debt related to the Merck & Co. lawsuit brought in August 2015 to invalidate our DPP-IV patents in 2015.

(4)

In December 2017, our equity method investee, Avillion I, announced that the FDA approved a supplemental New Drug Application for Pfizer’s BOSULIF (bosutinib) in chronic myeloid leukemia. Avillion is eligible to receive fixed payments from Pfizer based on this approval under the terms of its co-development agreement with Pfizer. As a result, Avillion recognized a gain equal to the present value of a series of guaranteed fixed annual payments due from Pfizer over a 10-year period.

(5)

In February 2017, we sold our royalty asset back to the marketer for cash proceeds of $115.0 million. At the date of sale, the net carrying value of the royalty asset was $62.2 million and we recognized a gain on the sale of $52.8 million, representing the difference between the carrying value and proceeds received.

(6)

Effective January 1, 2016, we retrospectively adopted Accounting Standards Update No. 2015-03, Simplifying the Presentation of Debt Issuance Costs, which requires presentation of debt issuance costs as a direct deduction from the carrying amount of a recognized debt liability on the balance sheet. As a result, we reclassified unamortized debt issuance costs previously classified as other assets to Long-term debt and Current portion of long-term debt for the year ended December 31, 2015.

(7)	See further discussion of investing activities within the “Liquidity and Capital Resources” section within “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
(8)

We started collecting 100% of the royalties on cystic fibrosis franchise products in the third quarter of 2018, after a pre-existing capped royalty was repaid in full. Prior to this date, we only collected royalty receipts from the cystic fibrosis franchise equal to the residual royalty of 0%-25%.

(9)

Other Growth Products include royalties on the following products: Alogliptin, Bosulif (a product co-developed by our joint venture investee, Avillion, for which receipts are presented as Distributions received from nonconsolidated affiliates on the Statement of Cash Flows), Cimzia, Lexiscan, Myozyme, Priligy and Soliqua.

(10)	Receipts from Tecfidera milestone payments are presented as Proceeds from available for sale debt securities on the Statement of Cash Flows.
(11)	Other Mature Products primarily include royalties on the following products: Thalomid, Rotateq, Savella, Cubicin, Prezista, and Mircera.
(12)	Payments for operating and professional costs include Payments for operating costs and professional services and Payments for rebates, both from the Statement of Cash Flows.
(13)

Adjusted Cash Receipts and Adjusted Cash Flow are key non-GAAP financial measures used by management to assess financial operating performance on a levered and unlevered basis, cash distribution levels, and for purposes of evaluating cash available to service debt and reinvest in the business. Adjusted EBITDA is an important non-GAAP financial measure in analyzing our liquidity and is a key component of certain material covenants contained within our credit agreement. Each non-GAAP financial measure functions as a supplemental measure of liquidity and is not required by, or presented in accordance with,

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GAAP. They are not measurements of our performance or liquidity under GAAP and should not be considered as alternatives to Net cash provided by operating activities or Consolidated net income before tax or any other performance or liquidity measure derived in accordance with GAAP. For additional information, see “—Non-GAAP Reconciliations” below.

Adjusted Cash Receipts is a measure calculated with inputs directly from the Statement of Cash Flows and includes (1) royalty receipts: (i) Cash collections from royalty assets (financial assets and intangible assets), (ii) Other royalty collections, (iii) Distributions from non-consolidated affiliates, plus (2) Proceeds from available for sale debt securities (Tecfidera milestone payments), and less (3) Distributions to non-controlling interest. Adjusted Cash Receipts can be further stratified by Growth Products and Mature Products. Growth Products are defined as royalties with a duration expiring after December 31, 2020. All other royalties on approved products are defined as Mature Products.

Adjusted EBITDA is important to our lenders and is defined under the credit agreement as Adjusted Cash Receipts less payments for operating and professional costs.

Adjusted Cash Flow is defined as Adjusted EBITDA less (1) Interest paid, net of interest received, (2) Development-stage funding payments – ongoing, (3) Investment in non-consolidated affiliates and (4) Swap collateral (posted) or received, net, all directly reconcilable to the Statement of Cash Flows.

(14)

The unaudited pro forma Consolidated Results of Operations Data and the Cash Flow Data for the period ended December 31, 2019 and the unaudited pro forma Consolidated Balance Sheet Data as of December 31, 2019 present selected financial data after giving effect to the Exchange Offer Transactions and Reorganization Transactions and the sale of Class A ordinary shares in this offering, as further described in “Unaudited Pro Forma Financial Information.” The unaudited pro forma Consolidated Results of Operations Data, Consolidated Balance Sheet Data and Cash Flow Data has been prepared by management and is based on the historical financial statements of Old RPI. The assumptions and adjustments to the Consolidated Results of Operations Data and Consolidated Balance Sheet Data are described in the notes to the unaudited pro forma financial information in “Unaudited Pro Forma Financial Information.” The assumptions and adjustments to the Cash Flow Data are presented in the table below and refer to certain notes to the unaudited pro forma financial information in “Unaudited Pro Forma Financial Information.”

Year Ended December 31, 2019
	Old RPI	Adjustments	Pro Forma Royalty Pharma plc
($ thousands)
Pro forma adjustments to Cash Flow Data:
Distributions from non-consolidated affiliates (see note (15)(a))
Interest paid, net (see note (b))
Swap collateral posted or (received), net (see note (b))
Swap termination payments (see note (b))
Net cash provided by (used in) operating activities
Distributions to non-controlling interests (see note (c))
Net cash used in financing activities

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(15)

The unaudited pro forma Other Financial Measures as of and for the period ended December 31, 2019 present selected non-GAAP measures, which are supplemental measures to our GAAP financial measures, after giving effect to the Exchange Offer Transactions and Reorganization Transactions and the sale of Class A ordinary shares in this offering, as further described in “Unaudited Pro Forma Financial Information.” The adjustments and assumptions to the Other Financial Measures are described in footnote (7) to the Reconciliations of Adjusted Cash Receipts, Adjusted EBITDA and Adjusted Cash Flow tables on the following pages. Below, we have included the adjustment related to Adjusted Cash Receipts, which is not an adjustment in the non-GAAP reconciliation of the same metric.

Year Ended December 31, 2019
	Old RPI	Adjustments	Pro Forma Royalty Pharma plc
($ thousands)
Pro forma adjustments to Other Financial Measures:
Royalty Receipts – Growth Products
Other Growth Products		(a)

(a)

As a result of this offering and the Reorganization Transactions, we will hold the Legacy SLP Interest. The Legacy SLP Interest will entitle us to the equivalent of performance distribution payments that would have been paid to the general partner of the Legacy Investors Partnerships in respect of 18% of the net cash flows of Old RPI. As such, cash distributions received on this new equity method investment in the Legacy Investors Partnerships are included as a pro forma adjustment in Other Growth Products within Adjusted Cash Receipts, a non-GAAP measure, for purposes of bifurcating royalty receipts into the Growth Products and Mature Products classifications.

Non-GAAP Reconciliations

Adjusted Cash Receipts, Adjusted EBITDA and Adjusted Cash Flow are non-GAAP measures presented as supplemental measures to our GAAP financial performance. These non-GAAP financial measures exclude the impact of certain items and therefore have not been calculated in accordance with GAAP. In each case, because our operating performance is a function of our liquidity, the non-GAAP measures used by management are presented and defined as supplemental liquidity measures. We caution readers that amounts presented in accordance with our definitions of Adjusted Cash Receipts, Adjusted EBITDA, and Adjusted Cash Flow may not be the same as similar measures used by other companies. Not all companies and analysts calculate the non-GAAP measures we use in the same manner. We compensate for these limitations by using non-GAAP financial measures as supplements to GAAP financial measures and by presenting the reconciliations of the non-GAAP financial measures to their most comparable GAAP financial measures, in each case being Net cash provided by operating activities.

We believe that Adjusted Cash Receipts and Adjusted Cash Flow provide meaningful information about our operating performance because the business is heavily reliant on its ability to generate consistent cash flows and these measures reflect the core cash collections and cash charges comprising our operating results. Management strongly believes that our significant operating cash flow is one of the attributes that attracts potential investors to our business.

In addition, we believe that Adjusted Cash Receipts and Adjusted Cash Flow help identify underlying trends in the business and permit investors to more fully understand how management assesses the performance of the Company, including planning and forecasting for future periods. Adjusted Cash Receipts and Adjusted Cash Flow are used by management as key liquidity measures in the evaluation of the Company’s ability to generate cash from operations. Both measures are an indication of the strength of the Company and the performance of the business. Management uses Adjusted Cash Receipts and Adjusted Cash Flow when considering available cash, including for decision-making purposes related to funding of acquisitions, voluntary debt repayments, dividends

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and other discretionary investments. Further, these non-GAAP financial measures help management, the audit committee, and investors evaluate the Company’s ability to generate liquidity from operating activities.

Management believes that Adjusted EBITDA is an important non-GAAP measure in analyzing our liquidity and is a key component of certain material covenants contained within the Company’s Credit Agreement. Noncompliance with the interest coverage ratio and leverage ratio covenants under the credit agreement could result in our lenders requiring the Company to immediately repay all amounts borrowed. If we cannot satisfy these financial covenants, we would be prohibited under our credit agreement from engaging in certain activities, such as incurring additional indebtedness, paying dividends, making certain payments, and acquiring and disposing of assets. Consequently, Adjusted EBITDA is critical to the assessment of our liquidity.

Management uses Adjusted Cash Flow to evaluate its ability to generate cash and performance of the business and to evaluate the Company’s performance as compared to its peer group. Management also uses Adjusted Cash Flow to compare its performance against non-GAAP adjusted net income measures used by many companies in the biopharmaceutical industry, even though each company may customize its own calculation and therefore one company’s metric may not be directly comparable to another’s. We believe that non-GAAP financial measures, including Adjusted Cash Flow, are frequently used by securities analysts, investors, and other interested parties to evaluate companies in our industry.

To arrive at Adjusted Cash Receipts, we start with the GAAP line item, Net cash provided by operating activities, and adjust for the following items from the Statement of Cash Flows: to add back (1) Proceeds from available for sale debt securities (Tecfidera milestone payments), which are cash inflows that management believes are derived from royalties and form part of our core business strategy, (2) Interest paid, net of interest received, (3) Development-stage funding payments that are intended to generate royalties in the future, (4) Payments for professional services and (5) Payments for rebates, and to deduct (1) Distributions to non-controlling interests and (2) Swap collateral posted or (received), net, both of which are excluded when management assesses its operating performance through cash collections, or, Adjusted Cash Receipts.

To arrive at Adjusted EBITDA, we start with Net cash provided by operating activities and adjust for the following items from the Statement of Cash Flows: to add back (1) Proceeds from available for sale debt securities (Tecfidera milestone payments), (2) Interest paid, net of interest received and (3) Development-stage funding payments, and to deduct (1) Distributions to non-controlling interest and (2) Swap collateral posted or (received), net.

To arrive at Adjusted Cash Flow, we start with Net cash provided by operating activities and adjust for the following items from the Statement of Cash Flows: to add back (1) Proceeds from available for sale debt securities (Tecfidera milestone payments) and (2) Development-stage funding payments – upfront, and to deduct (1) Distributions to non-controlling interest and (2) Investment in nonconsolidated affiliates. This is intended to present an Adjusted Cash Flow measure that is representative of cash generated from the broader business strategy of acquiring royalty-generating assets that are available for reinvestment and for discretionary purposes.

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Reconciliations of Adjusted Cash Receipts, Adjusted EBITDA and Adjusted Cash Flow

($ in thousands)	2019	Adjustments (6)	Pro Forma 2019	2018	2017	2016	2015
Cash flow data (GAAP basis)
Net cash provided by (used in):
Operating activities	$			$1,618,317	$1,418,313	$1,482,595	$1,305,825
Investing activities				303,424	(1,587,707)	(605,932)	64,287
Financing activities				(1,379,101)	(123,254)	(923,315)	(6,746)
Net cash provided by operating activities (GAAP)(1)				$1,618,317	$1,418,313	$1,482,595	$1,305,825
Adjustments:
Tecfidera milestone payments (2)				750,000	600,000	600,000	425,000
Interest paid, net(2)				243,216	228,451	226,378	215,504
Development-stage funding payments – ongoing(3)				108,163	118,366	90,521	98,381
Development-stage funding payments – upfront(4)				284,446	—	—	—
Payments for operating costs and professional services				72,535	74,681	64,923	70,834
Payments for rebates				125	26,499	—	—
Distributions to non-controlling interests(2)				(268,693)	(278,727)	(321,795)	(310,299)

Swap collateral posted or (received), net(2)				(2,957)	2,950	(2,316)	2,316

Adjusted Cash Receipts (non-GAAP)				$2,805,152	$2,190,533	$2,140,306	$1,807,561

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($ in thousands)	2019	Adjustments (6)	Pro Forma 2019	2018	2017	2016	2015
Net cash provided by operating activities (GAAP)(1)				$1,618,317	$1,418,313	$1,482,595	$1,305,825
Adjustments:
Tecfidera milestone payments(2)				750,000	600,000	600,000	425,000
Interest paid, net(2)				243,216	228,451	226,378	215,504
Development-stage funding payments – ongoing(3)				108,163	118,366	90,521	98,381
Development-stage funding payments – upfront(4)				284,446	—	—	—
Distributions to non-controlling interests(2)				(268,693)	(278,727)	(321,795)	(310,299)
Swap collateral posted or (received), net(2)				(2,957)	2,950	(2,316)	2,316

Adjusted EBITDA (non-GAAP)				$2,732,492	$2,089,353	$2,075,383	$1,736,727

Net cash provided by operating activities (GAAP)(1)				$1,618,317	$1,418,313	$1,482,595	$1,305,825
Adjustments:
Tecfidera milestone payments(2)				750,000	600,000	600,000	425,000
Development-stage funding payments – upfront(4)				284,446	—	—	—
Distributions to non-controlling interests(2)				(268,693)	(278,727)	(321,795)	(310,299)
Investment in non-consolidated affiliates(2)(5)				(24,173)	(2,000)	(8,722)	(21,407)

Adjusted Cash Flow (non-GAAP)				$2,359,897	$1,737,586	$1,752,078	$1,399,119

(1)

Included in the $1.48 billion of Net cash provided by operating activities in 2016 was the receipt of $297.5 million (offset by a $30 million milestone payment made to Arisaph Pharmaceuticals, in connection with our existing royalty agreement and settlement terms) related to a contractual license amendment and settlement of the Merck & Co. litigation. For additional discussion of the Merck & Co. litigation, refer to the notes to our consolidated financial statements included elsewhere in this prospectus. Within the $297.5 million settlement payment collected in 2016, $154.4 million related to sales of DPP-IV products in 2016. The remaining amount included $126.8 million and $16.3 million related to sales of DPP-IV products during 2015 and 2014, respectively.

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(2)	The table below shows the line item for each adjustment and the direct location for such line item on the Statement of Cash Flows.

Reconciling adjustment	Statement of Cash Flows classification
Tecfidera milestone payments	Investing activities (presented as Proceeds from available for sale debt securities)

Investments in non-consolidated affiliates	Investing activities

Distributions to non-controlling interests	Financing activities

Interest paid, net	Operating activities (Interest paid less Interest received)

Swap collateral posted or (received), net	Operating activities (Swap collateral received less Swap collateral posted)

(3)

Our lenders consider all payments made to support research and development activities for products undergoing late stage development similar to asset acquisitions as these funds are expected to generate operational returns in the future. All development-stage funding payments—ongoing and upfront—run through R&D funding expense in net income and are added back in aggregate to Net cash provided by operating activities to arrive at Adjusted EBITDA. As a result, Adjusted EBITDA captures the full add-back for R&D funding payments while Adjusted Cash Flow only reflects the add back for the upfront portion of development-stage funding payments due to the fact that development-stage funding payments – ongoing are considered an ongoing business expense.

(4)

Because development-stage funding payments – upfront are expensed immediately to operating expenses as R&D funding expense, i.e., not capitalized as an asset in the balance sheet in accordance with ASC 730-20, amounts paid by the Company for upfront R&D funding run through net income. Management considers upfront R&D payments made to counterparties to support research and development activities for products undergoing late stage development similar to asset acquisitions as these funds are expected to generate operational returns in the future. We made development-stage funding payments – upfront in 2018 to acquire royalties on development-stage products which include the following:

•

$175 million paid to Immunomedics in exchange for a royalty on sacituzumab, an unapproved product, in addition to $6.4 million premium paid for Immunomedics’ common stock acquired in connection with the R&D funding agreement; and

•

$100 million paid to Biohaven in exchange for a royalty on rimegepant and vazegepant, unapproved products, in addition to the $3.0 million premium paid for Biohaven’s common stock acquired in connection with the R&D funding agreement.

(5)

We consider all payments to fund our operating joint ventures that are performing research and development activities for products undergoing late stage development similar to asset acquisitions as these funds are expected to generate operational returns in the future. As a result, amounts funded through capital calls by our equity method investees, the Avillion entities, are added back to Adjusted Cash Flow.

(6)

The unaudited pro forma selected non-GAAP financial data for the period ended December 31, 2019 present selected non-GAAP measures, which are supplemental measures to our GAAP financial measures, after giving effect to the Exchange Offer Transactions and Reorganization Transactions and the sale of Class A ordinary shares in this offering, as further described in “Unaudited Pro Forma Financial Information.” The unaudited pro forma selected non-GAAP financial data has been prepared by management and is based on the historical financial statements of Old RPI. The assumptions and adjustments to the selected non-GAAP financial data are described in the notes below.

Net cash provided by operating activities. Refer to footnote (14) of the notes to the selected historical financial data above.

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Interest paid, net. Reflects the effect of the New Term Loans and the settlement of the Credit Facility, which is reflected in the consolidated balance sheet as of December 31, 2019 of Old RPI. The terms of the New Term Loans are as follows:

Credit Facility	Principal	Interest	Maturity
	($ thousands)
RPI Intermediate FT Term Loan A-1 Facility	$3,200,000	L + 150 bps	2025
RPI Intermediate FT Term Loan B-1 Facility	$2,840,000	L + 175 bps	2027

Payments for operating costs and professional services. Reflects the recognition of Operating and Personnel Payments of $            . Under the terms of the new Management Agreement, the Operating and Personnel Payments will be calculated according to the formula described in “Certain Relationships and Related Party Transactions—Management Agreement.”

Distributions to non-controlling interests. As a result of this offering and the Reorganization Transactions, we will initially own approximately        % of the economic interest of Old RPI. Immediately following the completion of this offering, the ownership percentage held by the non-controlling interest will be        %. The adjustment to our non-GAAP measures in respect of Distributions to non-controlling interests relates solely to the impact of recognizing distributions to the non-controlling interest holders of Old RPI as follows: (i) less than             % attributable to a non-controlling interest in Old RPI held by a prior legacy entity and (ii)             % attributable to non-controlling interests in certain subsidiaries of Old RPI held by the Legacy Investors Partnerships.

Swap collateral posted (received), net. Reflects the settlement of the interest rate swaps to which collateral posted and received related to interest rate swaps hedging the prior Credit Facility of RPIFT extinguished in connection with the Exchange Offer Transactions and Reorganization Transactions.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is intended to help the reader understand our results of operations and financial condition. MD&A is provided as a supplement to, and should be read in conjunction with, our audited consolidated financial statements and the accompanying Notes to consolidated financial statements and Unaudited Pro Forma Financial Information. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or in other parts of this prospectus.

Prior to the consummation of the Reorganization Transactions described under “Organizational Structure—Reorganization Transactions,” in this prospectus “Royalty Pharma plc,” the “Company,” “we,” “us” and “our” refer to Old RPI and its controlled subsidiaries (i.e., RPIFT and RPI Acquisitions, which are 100% owned, and the Collection Trust, which is 80% owned by RPIFT and 20% owned by RPSFT). After the consummation of the Reorganization Transactions, in this prospectus “Royalty Pharma plc,” the “Company,” “we,” “us” and “our” refer to Royalty Pharma plc, an English public limited company incorporated under the laws of England and Wales, and its subsidiaries on a consolidated basis.

Business Overview

We are the largest buyer of biopharmaceutical royalties and a leading funder of innovation across the biopharmaceutical industry. Since our founding in 1996, we have been pioneers in the royalty market, collaborating with innovators from academic institutions and not-for-profits through small and mid-cap biotechnology companies to leading global pharmaceutical companies. We have assembled a portfolio of royalties which entitles us to payments based directly on the top-line sales of many of the industry’s leading therapies, including Imbruvica, Januvia, Kalydeco, Trikafta, Truvada, Tysabri and Xtandi. We fund innovation in the biopharmaceutical industry both directly and indirectly—directly when we partner with companies to co-fund late-stage clinical trials and new product launches in exchange for future royalties, and indirectly when we acquire existing royalties from the original innovators.

Since our founding in 1996 through December 31, 2019, we have deployed a total of $             billion of cash to acquire biopharmaceutical royalties. We estimate that this represents approximately             % of all royalty transactions during this period. Our portfolio today consists of royalties on more than 40 marketed therapies and six development-stage product candidates. The therapies in our portfolio address therapeutic areas such as rare disease, oncology, neurology, HIV, cardiology and diabetes, and are delivered to patients across both primary and specialty care settings. In 2019, a total of 22 therapies in our portfolio that each generated 2019 end-market sales of more than $1 billion, including seven therapies that each generated 2019 end-market sales of more than $3 billion. In 2019, we generated operating cash flow of $            , Adjusted Cash Receipts of $            , Adjusted EBITDA of $             and Adjusted Cash Flow of $            . Between 2012 and 2019, we grew our Adjusted Cash Receipts at a CAGR of             %.

Our capital-efficient business model enables us to benefit from many of the most attractive characteristics of the biopharmaceutical industry, including long product life cycles, significant barriers to entry and noncyclical revenues, but with substantially reduced exposure to many common industry challenges such as early stage development risk, therapeutic area constraints, high research and development costs, and high fixed manufacturing and marketing costs. We have a highly flexible approach that is agnostic to both therapeutic area and treatment modality, allowing us to acquire royalties in the most attractive therapies across the biopharmaceutical industry. The success of our business has been the result of a focused strategy of actively identifying and tracking the development and commercialization of key therapies, allowing us to move quickly to make acquisitions when opportunities arise. We acquire royalties on approved products, often in the early stages

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of their commercial launches, and development-stage products with strong proof of concept data, mitigating development risk and expanding our opportunity set.

We classify our royalty acquisitions by the approval status of the therapy at the time of acquisition:

•

Approved Products – We acquire royalties in approved therapies that generate predictable cash flows and may offer upside potential from unapproved indications. Since inception in 1996 and through 2019, we have deployed $             billion of cash to acquire royalties on approved products. Since 2012, we have acquired $             billion of royalties on approved products.

•

Development-Stage Products – We acquired royalties on development-stage product candidates that have demonstrated strong clinical proof of concept. Since 2012, when we began acquiring development-stage products, we have deployed $             billion to acquire royalties on development- stage products.

While we classify our acquisitions in these two broad segments, several of our acquisitions of royalties on approved products were driven by the long-term potential of these products in other, unapproved indications. Similarly, some of our royalty acquisitions in development-stage products are for products that are approved in other indications.

We acquire royalties in a variety of ways that can be tailored to the needs of our partners. We classify our acquisitions according to the following structures:

•

Third-party Royalties – A royalty is the contractual right to a percentage of top-line sales from a licensee’s use of a product, technology or intellectual property. The majority of our current portfolio consists of royalties that had been previously created by other parties prior to our acquisition.

•

Synthetic / Hybrid Royalties – A synthetic royalty is the contractual right to a percentage of top-line sales created by the developer and/or marketer of a therapy in exchange for funding. In many of our synthetic royalty acquisitions, we also make investments in the public equity of the company, where the main value driver of the company is the product on which we concurrently acquired a royalty.

•	R&D Funding – We fund R&D, typically for large biopharmaceutical companies, in exchange for future royalties and/or milestones if the product or indication we are funding is approved.

•

Acquisitions of Companies – We seek to partner with companies to acquire other biopharmaceutical companies that own significant royalties. We may also seek to acquire biopharmaceutical companies that have significant royalties or where we can create royalties in subsequent transactions.

Background and Format of Presentation

Pursuant to the Exchange Offer Transactions which were consummated on February 11, 2020, certain investors who invested in Old RPI through the Legacy Investors Partnerships exchanged their limited partnership interests in the Legacy Investors Partnerships for limited partnership interests in the Continuing Investors Partnerships. As a result of the Exchange Offer Transactions, RPI, through its wholly-owned subsidiary RPI Intermediate FT, owns an economic interest in 82% of Old RPI. Through its 82% indirect ownership of Old RPI, RPI is legally entitled to 82% of the economics of Old RPI’s wholly-owned subsidiaries, RPIFT and RPI Acquisitions, and 82% of the 80% of the Collection Trust that is owned by RPIFT.

From the Exchange Date through the Legacy Date, RPI will participate proportionately with the Legacy Investors Partnerships in any new investment made by Old RPI. Following the Legacy Date, Old RPI will cease making new investments and each of Old RPI and the Legacy Investors Partnerships will become a legacy entity. Following the Legacy Date, we will make new investments through RPI. Immediately following this offering, we will be a holding company and our principal asset will be a controlling equity interest in RP Holdings, which will be the sole equity owner of RPI.

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Old RPI is the predecessor of RPI and Royalty Pharma plc for financial reporting purposes. The references in the following discussion to the years ended December 31, 2019, 2018 and 2017, and for the multi-year period ending on December 31, 2019 refer to the financial results of Old RPI for the same periods.

Understanding Our Financial Reporting

In accordance with generally accepted accounting principles in the United States, or GAAP, most of the royalties we acquire are treated as investments in cash flow streams and are thus classified as financial assets. These investments have yield components that most closely resemble loans measured at amortized cost under the effective interest accounting methodology. Under this accounting methodology, we calculate the effective interest rate on each royalty asset using a forecast of the expected cash flows to be received over the life of the royalty asset relative to the initial acquisition price. The yield, which is calculated at the end of each reporting period and applied prospectively, is then recognized via accretion into our income at the effective rate of return over the expected life of the royalty asset.

The preparation of our financial statements in this manner requires the use of estimates, judgments and assumptions that affect both our reported assets and liabilities and our income and revenue and expenses. The most significant judgments and estimates applied by management are associated with the measurement of income derived from our royalty assets classified as financial assets, including management’s judgment in forecasting the expected future cash flows of the underlying royalties and the expected duration of the royalty asset. Our cash flow forecasts are generated and updated each reporting period by manually compiling Wall Street research analysts’ consensus estimates for each of the products in which we own royalties. We then calculate our expected royalty cash flows using these consensus forecasts. In any given reporting period, any decline in the expected future cash flows associated with a royalty asset is recognized as a provision which is expensed through our income statement as a non-cash charge.

As a result of the non-cash charges associated with applying the effective interest method accounting methodology, our income statement activity in respect of many of our royalties can be volatile and unpredictable. Small declines in Wall Street research analysts’ consensus forecasts over a long time horizon can result in an immediate non-cash income statement expense recognition, even though the applicable cash inflows will not be realized for many years into the future. For example, in late 2014 we acquired our royalty asset on the cystic fibrosis franchise. Beginning in the second quarter of 2015, declines in near-term sales forecasts of Wall Street research analysts caused us to build up a provision for this royalty asset. Over the course of 10 quarters, we recognized non-cash charges to the income statement as a result of these changes in forecasts, ultimately accumulating a peak cumulative provision of $1.30 billion by September 30, 2017, including non-cash expense of $743.2 million in 2016 related to this royalty asset. With the approval of the Vertex triple combination therapy, Trikafta, in October 2019, Wall Street research analysts’ consensus forecasts increased to reflect the larger addressable market and the increase in the expected duration of the Trikafta. While small reductions in the cumulative provision for the cystic fibrosis franchise were recognized in 2017 and 2018, there remained a $1.10 billion cumulative provision balance that was fully offset by a $1.10 billion credit to the provision in 2019 as a result of an increase in Wall Street research analysts’ consensus forecasts associated with the Trikafta approval. This example illustrates the volatility caused by our accounting model. Therefore, management believes investors should not look to income from royalties and the associated provision for changes in future cash flows as a measure of our near-term financial performance or as a source for predicting future income or growth trends.

Our operations have historically been financed primarily with cash flows generated by our royalties. Due to the nature of our accounting methodology for our royalties classified as financial assets, there is no direct correlation between our income from royalties and our royalty receipts. As noted above, income from such royalties is measured at amortized cost under the effective interest accounting methodology. Given the importance of cash flows to management’s operation of the business and their predictability, management uses royalty receipts as the primary measure of our operating performance. Royalty receipts refer to the summation of

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the following line items from our GAAP Statement of Cash Flows: Cash collections from royalty assets (both financial assets and intangible assets), Other royalty collections and Distributions from non-consolidated affiliates.

In addition to analyzing our results on a GAAP basis, management also reviews our results on a non-GAAP basis. The closest comparable GAAP measure to each of the non-GAAP measures that management review is Net cash provided by operating activities. The key non-GAAP metrics we focus on are Adjusted Cash Receipts, Adjusted EBITDA and Adjusted Cash Flow, each of which is further discussed in “—Non-GAAP Results Analysis.”

Adjusted Cash Receipts and Adjusted Cash Flow are used by management as key liquidity measures in the evaluation of our ability to generate cash from operations. Both measures are an indication of the strength of the Company and the performance of the business. Management uses Adjusted Cash Flow to compare its performance against non-GAAP adjusted net income used by companies in the biopharmaceutical industry. Adjusted EBITDA, which is derived from Adjusted Cash Receipts, is used by our lenders to assess our ability to meet our financial covenants.

Refer to “—Non-GAAP Reconciliations” for additional discussion of management’s use of non-GAAP measures as supplemental financial measures.

Portfolio Overview

Our portfolio consists of royalties on more than 40 marketed therapies and six development-stage product candidates. The therapies in our portfolio address therapeutic areas such as rare disease, oncology, neurology, HIV, cardiology and diabetes, and are delivered to patients across both primary and specialty care settings. The table below includes royalty receipts for 2019, 2018 and 2017 grouped by Growth Products and Mature Products. “Growth Products” are defined as royalties with a duration expiring after December 31, 2020. We define all other royalties as Mature Products.

($ in thousands)			Royalty receipts
	Marketer	Therapeutic area	2019	2018	2017
Growth Products
Cystic fibrosis franchise(1)	Vertex	Rare disease	$	$224,214	$37,340
Tysabri	Biogen	Neurology		338,697	263,790
Imbruvica	AbbVie/Johnson & Johnson	Oncology		209,171	149,376
HIV franchise(2)	Gilead, others(2)	HIV		224,321	185,515
Januvia, Janumet, Other DPP-IVs(3)	Merck & Co., others(3)	Diabetes		106,689	103,250
Xtandi	Pfizer, Astellas	Oncology		105,958	86,977
Promacta	Novartis	Hematology		—	—
Other Growth Products(4)				176,208	119,277
Total Royalty Receipts – Growth Products			$	$1,385,258	$945,525

Mature Products
Tecfidera(5)	Biogen	Neurology	$	$750,000	$600,000
Lyrica	Pfizer	Neurology		126,916	124,126
Letairis	Gilead	Cardiology		130,078	123,178
Remicade	Johnson & Johnson, Merck & Co.	Immunology		121,055	138,488
Humira	AbbVie	Immunology		499,055	455,399
Other Mature Products(6)				61,483	82,544
Total Royalty Receipts – Mature Products			$	$1,688,587	$1,523,735

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(1)

The cystic fibrosis franchise includes the following approved products: Kalydeco, Orkambi, Symdeko and Trikafta. We started collecting 100% of the royalties on cystic fibrosis franchise products in the third quarter of 2018, after a pre-existing capped royalty was repaid. Prior to this date, we only collected royalty receipts from the cystic fibrosis franchise equal to the residual royalty of 0-25%.

(2)

The HIV franchise includes the following approved products: Atripla, Truvada, Emtriva, Complera, Stribild, Genvoya, Descovy, Odefsey, Symtuza and Biktarvy. The HIV franchise is marketed by Gilead, Bristol-Myers Squibb and Merck & Co.

(3)

Januvia, Janumet, Other DPP-IVs include the following approved products: Eli Lilly, Tradjenta, Onglyza, Kombiglyze, Galvus, Eucreas and Nesina. The Other DPP-IVs are marketed by Boehringer Ingelheim, AstraZeneca, Novartis and Takeda.

(4)

Other Growth Products include royalties on the following products: Myozyme, Lexiscan, Cimzia, Alogliptin, Priligy, Soliqua and Bosulif (a product co-developed by our joint venture investee, Avillion, for which receipts are presented as Distributions received from nonconsolidated affiliates on the Statement of Cash Flows).

(5)	Receipts from Tecfidera milestone payments are presented as Proceeds from available for sale debt securities on the Statement of Cash Flows.
(6)	Other Mature Products primarily include royalties on the following products: Thalomid, Rotateq, Savella, Cubicin, Prezista and Mircera.

Financial Overview

Financial highlights

•

Net cash provided by operations, totaled $                 billion, $1.62 billion and $1.42 billion for the years ended December 31, 2019, 2018 and 2017, respectively. Net cash provided by operations is the most comparable GAAP financial measure to the supplemental non-GAAP liquidity measures that follow.

•	Adjusted Cash Receipts (a non-GAAP metric) totaled $ billion, $2.81 billion and $2.19 billion in 2019, 2018 and 2017, respectively.

•	Adjusted EBITDA (a non-GAAP metric) totaled $ billion, $2.73 billion and $2.09 billion for the years ended December 31, 2019, 2018 and 2017, respectively.

•	Adjusted Cash Flow (a non-GAAP metric) totaled $ billion, $2.36 billion and $1.74 billion for the years ended December 31, 2019, 2018 and 2017, respectively.

Understanding Our Results of Operations

Immediately following this offering, Royalty Pharma plc will be a holding company whose principal asset is a controlling equity interest in RP Holdings, which will be the sole equity owner of RPI and will be included in our consolidated financial statements. We will report non-controlling interests related to four minority interests in our subsidiaries held by third parties.

1.

The first minority interest is attributable to the Legacy Investors Partnerships’ 18% ownership interest in Old RPI. This non-controlling interest will decline over time as the assets in Old RPI expire. See “Organizational Structure—Reorganization Transactions.”

2.

The second minority interest is attributable to the RP Holdings Class C Special Interests held by Equity Performance Award Holdings described under “Certain Relationships and Related Party Transactions—Equity Performance Awards.” Income will not be allocated to this non-controlling interest until certain conditions are met, which we do not expect to occur for several years.

3.

The third minority interest is attributable to the RP Holdings Class B Interests held indirectly by the Continuing Investors, which represent a              ownership interest in RP Holdings and are exchangeable for Class A ordinary shares of Royalty Pharma plc following the expiration of the underwriter lockup. This non-controlling interest will decline over time if the investors who indirectly own the RP Holdings.

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Class B Interests exchange those shares for Class A ordinary shares of Royalty Pharma plc. See “Description of Share Capital.”

4.

The fourth minority interest is attributable to a de minimis interest in the Collection Trust held by certain legacy investors as a result of a 2011 reorganization transaction that created a prior legacy entity. This non-controlling interest will decline over time as the assets in the Collection Trust expire and is expected to be substantially eliminated by the end of 2022.

The fourth non-controlling interest related to RPSFT’s ownership in the Collection Trust is the only non-controlling interest that existed prior to the Reorganization Transactions and, therefore, exists in the historical financial statements discussed in this MD&A. The other three non-controlling interests will be reflected in our future financial statements from and after the closing date of the Reorganization Transactions. All of the results of operations of RP Holdings, Old RPI and the Collection Trust will be consolidated into the financial statements of Royalty Pharma plc.

The historical consolidated statements of comprehensive income of Old RPI discussed herein and included elsewhere in this prospectus do not reflect the payments made to Pharmaceutical Investors, LP, the general partner of certain partnerships that had ownership interests in Old RPI because those payments were not expenses of Old RPI. Those payments were made by such partnerships, out of equity distributions by Old RPI to those Legacy Investors Partnerships.

Following the offering, the Manager will be entitled to receive Operating and Personnel Payments while Equity Performance Award Holdings will be entitled to receive Equity Performance Awards through its RP Holdings Class C Special Interests.

Equity Performance Awards owed to Equity Performance Award Holdings will be recognized as an equity transaction when the obligation becomes due and will impact the income allocated to non-controlling interests related to the RP Holdings Class C Special Interests.

Total income and other revenues

Total income and other revenues is primarily comprised of income from our royalty assets, royalty revenue from our intangible assets, and royalty income arising from successful commercialization of products developed through joint research and development funding arrangements. Most of our royalties on both approved and development-stage products are classified as financial assets as our ownership rights are generally passive in nature. In instances in which we acquire a royalty asset that does include more substantial rights or ownership of the underlying intellectual property, we classify such royalty assets as intangible assets.

The majority of our royalties are recorded as financial assets, for which we recognize interest income. Royalty revenue relates solely to revenue from our DPP-IV patent estate for which the patent rights have been licensed to various counterparties. For the years ended December 31, 2019, 2018, and 2017, the marketers or royalty payors accounting for greater than 10% of our total income and other revenues in any one year are shown in the table below:

		Contribution to Total income and revenue for the year ended December 31,
Royalty asset	Marketer or Royalty payor	2019	2018	2017
Cystic fibrosis franchise	Vertex		22%	22%
HIV franchise	Gilead, others		11%	11%
Imbruvica	AbbVie		17%	17%
Tysabri	Biogen		12%	11%
Humira	AbbVie		*	14%

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*	Represents less than 10%.

Income from royalty assets

Our royalty assets classified as financial assets represent investments in cash flow streams with yield components that most closely resemble loans measured at amortized cost under the effective interest method. We calculate the effective interest rate using forecasted expected cash flows to be received over the life of the royalty asset relative to the initial acquisition price. The accretable yield is accreted into income at the effective rate of return over the expected life of the assets, which is calculated at the end of each reporting period and applied prospectively. As changes in Wall Street research analyst consensus estimates are updated on a quarterly basis, the effective rate of return changes. For example, if Wall Street research analysts’ consensus forecasts increase, the yield to derive income on a royalty asset will increase and result in higher income for subsequent periods. Refer to Note 2 to our consolidated financial statements for additional information.

Variables affecting the recognition of interest income from royalty assets on individual products under the effective interest method include any one of the following: (1) additional acquisitions, (2) changes in expected cash flows of the underlying pharmaceutical products, derived primarily from Wall Street research analysts’ consensus forecasts, (3) regulatory approval of additional indications which leads to new cash flow streams, (4) changes to the duration of the royalty (i.e., patent expiration date) and (5) amounts and timing of royalty receipts. Our royalties classified as financial assets are directly linked to sales of underlying pharmaceutical products whose life cycle typically peaks at a point in time, followed by declining sales trends due to the entry of generic competition, resulting in natural declines in the asset balance and periodic interest income over the life of our royalties. The recognition of income from royalties requires management to make estimates and assumptions around many factors, including those impacting the variables noted above.

Revenue from royalties

Revenue from royalties is derived from our Januvia, Janumet and other DPP-IV patents classified as intangible assets.

Other royalty income

Other royalty income primarily includes income from former royalties for which the asset balances have been fully depleted and royalty income from synthetic royalties arising out of research and development funding arrangements. Occasionally, a royalty asset may be depleted on an accelerated basis due to collectability concerns, which, if resolved, may result in future cash collections when no financial asset remains. Similarly, we may continue to collect royalties on a royalty asset beyond the estimated patent expiration date by which the financial asset was amortized in full. In each scenario where a financial asset no longer remains, income on such royalty asset is recognized as Other royalty income.

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Research and development funding expense

R&D funding expense (“R&D”) consists of (1) upfront R&D payments we have made to counterparties to acquire royalties on development-stage products and (2) amounts we incurred to jointly fund development-stage products undergoing clinical trials with our partners in exchange for royalties if the products are successfully developed and commercialized. These expenditures relate to the activities performed by our counterparties to develop and test new products, to test existing products for treatment in new indications, and to ensure product efficacy and regulatory compliance prior to launch. Below is a summary of the R&D agreements in place during 2019, 2018 and 2017 and the associated R&D funding expense:

(In thousands)			Year ended December 31,
Partner/ Counterparty	Product	Current stage of development	2019	2018	2017
Immunomedics	Sacituzumab govitecan (IMMU-132)	BLA has been filed	$	$181,428	$—
Biohaven	Rimegepant and vazegepant	NDA has been filed		103,011	—
Pfizer	Palbociclib / Ibrance	In Phase III clinical trials for adjuvant breast cancer; approved for other indications		99,265	80,071
Other	Various	Various		8,905	37,795

		Total R&D funding expense	$	$392,609	$117,866

Provision for changes in expected cash flows from royalty assets

The provision for changes in expected cash flows is the current period activity resulting from adjustments to the cumulative allowance for changes in expected cash flows, which is a contra balance sheet account linked to our royalty assets, net – financial assets. As discussed above, income is accreted on our royalty assets classified as financial assets using the effective interest method. As we update our forecasted cash flows on a periodic basis and recalculate the present value of the remaining future cash flows, any shortfall when compared to the carrying value of the royalty asset is recorded directly to the income statement through the line item Provision for changes in expected future cash flows. If, in a subsequent period, there is significant increase in expected cash flows or if actual cash flows are significantly greater than cash flows previously expected, we reduce the cumulative allowance previously established for a royalty asset for the incremental increase in the present value of cash flows expected to be collected. This results in a credit to provision expense.

Most of the same variables and management’s estimates affecting the recognition of interest income on our royalty assets classified as financial assets also impact the provision. In any period, we will recognize provision income (i.e., a credit to the provision) or expense as a result of the following factors: (1) changes in expected cash flows of the underlying pharmaceutical products, derived primarily from Wall Street research analysts’ consensus forecasts, (2) regulatory approval of additional indications which leads to new cash flow streams, (3) changes to the duration of the royalty (i.e., patent expiration date) and (4) amounts and timing of royalty receipts.

General and administrative (“G&A”) expenses

G&A expenses includes Operating and Personnel Payments, bad debt expense, legal reserves and other professional services expenses.

Equity in (earnings) loss of nonconsolidated affiliates

Equity method investments relate to our equity investments in the Avillion entities. Avillion’s business model includes partnering with global biopharmaceutical companies to perform R&D in exchange for success-based milestones and/or royalties once products are commercialized.

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During 2014, we entered into an agreement with our equity method investee (“Avillion I”) to invest up to $46.0 million over three years to fund a portion of the costs of a pivotal Phase III study for Pfizer’s Bosulif to expand its label into front-line chronic myeloid leukemia. The FDA approved a supplemental New Drug Application (“sNDA”) for Pfizer’s bosutinib in December 2017, which triggered a series of contractual fixed payments from Pfizer to Avillion I over a 10-year period, which we recognize through receipt of distributions from nonconsolidated affiliates on the Statement of Cash Flows.

In 2018, we agreed to fund up to approximately $105 million over multiple years to fund a portion of the costs for Phase III clinical trials of our equity method investee (“Avillion II”), who simultaneously entered into a co-development agreement with AstraZeneca to advance PT027 (the “AZ asset”) through a global clinical development program for the treatment of asthma in exchange for a series of deferred payments and success-based milestones.

Realized gain on available for sale debt securities

The realized gain on available for sale debt securities relates to the recognition of milestone payments earned on specified sales thresholds of Tecfidera. Royalty payments related to our investment in the Tecfidera earnout were structured in the form of a series of potential milestone payments to be received based on the sales of Tecfidera and Fumaderm as reported by Biogen. Our contractual arrangement expired when the final milestone was satisfied as of December 31, 2018, with the last milestone earned in 2018 and collected in 2019. As each milestone was recognized, the asset balance was decreased by the respective cost basis associated with that particular milestone. The allocated cost of each milestone was derived using a third-party analysis based on projected sales over time, the future competitive landscape, the strength of the patents underlying the product and the prevailing interest rate environment. The excess of the milestone value less the allocated cost of that milestone was recognized as a realized gain on available for sale debt securities in the income statement.

Other (income) expense, net

Other (income) expense, net primarily includes the unrealized gains or losses on our derivatives, the change in fair market value of our equity securities following the adoption of ASU 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities (ASU 2016-01), on January 1, 2018, losses on extinguishment of debt, and interest income. Prior to January 1, 2018, unrealized gains or losses on our equity securities were recognized in accumulated other comprehensive income (i.e., did not flow through earnings).

Net income attributable to non-controlling interest

The non-controlling interest as discussed earlier in this MD&A relates to RPSFT’s 20% share of earnings in the Collection Trust, which is a fully consolidated subsidiary of Old RPI.

Following this offering, this line item will also include net income attributable to Legacy Investors Partnerships, the RP Holdings Class B Interests held by the Continuing Investors Partnerships, and the Class C Special Interests held by Equity Performance Award Holdings once certain conditions have been met.

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Results of Operations

For the years ended December 31, 2019, 2018 and 2017

The comparison of our historical results of operations is as follows:

(In thousands)	Year ended December 31,				2019 vs. 2018		2018 vs. 2017
	2019		2018	2017	$	%	$	%
Income and other revenues:
Income from royalty assets	$		$1,524,816	$1,539,417			(14,601)	(0.9)
Revenue from royalty assets			134,118	38,090			96,028	252.1
Other royalty income			135,960	20,423			115,537	565.7

Total income and other revenues		—	1,794,894	1,597,930			196,964	12.3
Operating expenses:
Research and development funding expense			392,609	117,866			274,743	233.1
Provision for changes in expected cash flows from royalty assets			(57,334)	400,665			(457,999)	(114.3)
Amortization of intangible assets			33,267	33,267			—	—
General and administrative expenses			61,906	106,440			(44,534)	(41.8)

Total operating expenses		—	430,448	658,238			(227,790)	(34.6)
Operating income			1,364,446	939,692			424,754	45.2
Other expenses (income):
Equity in loss/(earnings) of nonconsolidated affiliates			7,023	(163,779)			170,802	(104.3)
Interest expense			279,956	247,339			32,617	13.2
Realized gain on available for sale debt securities			(419,481)	(412,152)			(7,329)	1.8
Other (income) expense, net			(20,907)	(74,896)			53,989	(72.1)

Total other (income) expenses, net		—	(153,409)	(403,488)			250,079	(62.0)
Consolidated net income			1,517,855	1,343,180			174,675	13.0

Less: Net income attributable to non-controlling interest			(140,126)	(133,155)			6,971	5.2

Net income attributable to controlling interest		—	1,377,729	1,210,025			167,704	13.9

Total income and revenues

Income from royalty assets

Years ended December 31, 2019 and 2018

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Years ended December 31, 2018 and 2017

Income from royalty assets remained relatively consistent during 2018 compared to 2017 due to various factors. In 2018, increased royalty income from our royalties on Imbruvica, the HIV franchise, and the cystic fibrosis franchise was largely offset by lower income from our Humira and Remicade royalties that expired during the year. Income from royalties on Imbruvica and the HIV franchise increased due to strong product growth. We also recognized increased income for royalties on the cystic fibrosis franchise products of $48.7 million due to stronger performance of the franchise and a partial reversal of the cumulative allowance on this royalty asset in the year. In addition, we only received up to 25% of the royalties through the second quarter of 2018 due to a pre-existing capped royalty to be repaid first by the Cystic Fibrosis Foundation, as the royalty seller, which led to a growing asset balance and interest income accruing at a higher rate for a portion of 2018.

The patents covering our royalties on Humira and Remicade expired in June and September of 2018, respectively. Due to management’s concerns around collectability beyond 2017 in connection with the litigation between the marketer and patent owners, we did not recognize any interest income for Remicade in 2018 after the asset was fully depleted. As a result, interest income from our Remicade royalty asset declined by $47.8 million in 2018 compared to 2017. Remicade royalties received during 2018 were recorded as Other royalty income through the contractual royalty term.

Revenue from royalty assets

Years ended December 31, 2019 and 2018

Years ended December 31, 2018 and 2017

Revenue from royalty assets increased by $96.0 million, or 252.1%, in 2018 compared to 2017, primarily due to the reinstatement of Januvia royalties in 2018. In 2016, we entered into a contractual amendment to our license agreement and a settlement with Merck & Co. (the “Merck settlement”) that provided for a cumulative catch-up payment for past-due royalties on Januvia and Janumet products between 2014 and 2016 of $297.5 million in exchange for a five-quarter payment holiday that began in January 2017. The payment holiday ended March 31, 2018 and we began recognizing royalty revenue again from the Januvia/Janumet products for the quarter ended June 30, 2018.

Other royalty income

Other royalty income of $                 million in 2019 primarily included income from our final royalties on Remicade and royalty income from Soliqua, the product arising from our R&D co-funding arrangement with Sanofi, on which we are entitled to royalties indefinitely.

Other royalty income of $136.0 million in 2018 primarily included income from our Remicade and Prezista royalties of $93.7 million and $35.6 million, respectively.

Other royalty income of $20.4 million in 2017 primarily included $13.2 million related to our Prezista royalty that was recognized in Other royalty income after the financial asset was depleted in the second quarter of 2017.

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Research and development funding expense

Years ended December 31, 2019 and 2018

Years ended December 31, 2018 and 2017

R&D funding expense increased $274.7 million, or 233.1%, in 2018 compared to 2017 primarily due to two upfront R&D funding agreements entered into during 2018. In 2018, we acquired from Immunomedics a tiered, sales-based royalty on sacituzumab govitecan, a development-stage product for use in triple-negative breast cancer and other forms of cancer, in exchange for an up-front payment of $175 million for R&D funding and a payment of $75 million for Immunomedics’ common stock. The Immunomedics common stock was acquired at a premium of $6.4 million, resulting in total R&D funding expense recognized for this arrangement of $181.4 million in 2018. Also in 2018, we acquired royalty rights on global sales of rimegepant and vazegepant, development-stage products for the treatment and prevention of acute migraine, from Biohaven for $100 million up front, and a payment of $50 million for Biohaven’s common stock, acquired at a premium to market value. The Biohaven common stock was acquired at a premium of $3.0 million resulting in total R&D funding expense recognized for this arrangement of $103.0 million in 2018.

The development-stage funding payments and the excess of the amounts paid over the market value for the stock on the dates of purchase were treated as R&D expense in our consolidated income statement.

Provision for changes in expected cash flows from royalty assets

The breakdown of our provision for changes in expected cash flows includes income and expense activity for royalty assets whose cash flow forecasts have changed from the prior period. As the activity is a combination of income and expense items, the breakdown by product is as follows, based on the largest contributors to each year’s income or expense:

(In thousands)

Product	2018	Product	2017
Xtandi	$63,442	Xtandi	$187,187
Imbruvica	(45,577)	Tysabri	181,595
Tysabri	(43,355)	Alogliptin	56,211
Cystic fibrosis franchise	(40,287)	Imbruvica	45,577
Letairis	(31,888)	Cystic fibrosis franchise	(30,422)
Other	40,331	Other	(39,483)

Total provision	$(57,334)	Total provision	$400,665

Years ended December 31, 2019 and 2018

Years ended December 31, 2018 and 2017

The provision for changes in expected cash flows resulted in a credit of $57.3 million in 2018 compared to provision expense of $400.7 million in 2017. We recognized a large provision for Tysabri in late 2017 as Wall Street research analysts anticipated a decline in Tysabri sales from competitor drug Ocrevus. This decline, while

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consistent with management’s expectations at the time of our February 2017 acquisition, resulted in provision expense for the period. However, Tysabri sales did not decline as quickly as Wall Street research analysts expected and a subsequent increase in Wall Street research analyst consensus forecasts resulted in partial reversals of the cumulative allowance throughout the first nine months of 2018, and provision income of $43.4 million for 2018 compared to provision expense of $181.6 million recorded in 2017.

Throughout 2017, we recorded significant provision expense for Xtandi as consensus forecasts for future years dropped significantly in 2017, contributing to declines in analyst consensus compared to forecasts from prior periods. Product sales and Wall Street research analyst consensus forecasts improved in 2018, resulting in a partial reversal of the cumulative allowance in late 2018, and net expense of $63.4 million for the year. Finally, the cumulative allowance for Imbruvica was fully reversed in the first half of 2018 due to an increase in Wall Street research analyst consensus forecasts that management believes stems from strong product growth.

G&A expenses

G&A expenses decreased $44.5 million, or 41.8%, during 2018 compared to 2017. The decline in 2018 G&A expenses is primarily due to bad debt expense of $1.0 million in 2018, compared to $34.7 million of expense recognized in 2017 in connection with DPP-IV rebates during the Merck & Co. payment holiday period. In 2018 and 2017, we made payments to Merck & Co. in connection with chargebacks for over-payments of royalties received for DPP-IV product sales in prior periods. These chargebacks arose from rebates on Januvia and Janumet collected by Merck & Co. during its royalty payment holiday period that Merck & Co. subsequently deducted from our royalty-eligible net sales, which were zero during the holiday period. These rebate chargebacks invoiced throughout the holiday period were treated as bad debt expense and recorded within G&A expenses as management had no visibility into the timing of rebate receipts or Merck & Co.’s historical rebate recognition by quarter.

Equity in loss/(earnings) of nonconsolidated affiliates

Equity in loss of nonconsolidated affiliates was not material in 2018. On December 19, 2017, our equity method investee, Avillion I, announced that the FDA approved a supplemental New Drug Application for Pfizer’s Bosulif (bosutinib) in chronic myeloid leukemia. Under the terms of its co-development agreement with Pfizer, Avillion I recognized a gain in 2017 on the sale of its asset to Pfizer based on the present value of a series of guaranteed fixed annual payments due from Pfizer over a 10-year period. Prior to Avillion I’s R&D asset sale to Pfizer in 2017, it had been performing R&D and incurring net losses which translated to our recognition of equity in losses from nonconsolidated affiliates in prior years.

Interest expense

Interest expense increased $32.6 million in 2018 compared to 2017 due to the issuance of a $1.1 billion Senior Secured Term Loan B to partially finance the acquisition of Tysabri in early 2017. Interest expense in 2017 reflected only three quarters of interest on the larger balance of debt outstanding, while 2018 included a full year of interest expense on the incremental debt issuance.

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Realized gain on available for sale debt securities

Four Tecfidera milestones were triggered in 2018, compared to five milestones in 2017. Tecfidera milestones totaling $600 million and $750 million were met in each of 2018 and 2017 with associated cost bases of $180.5 million and $337.8 million, respectively.

Other (income) expense, net

In 2018, we adopted ASU 2016-01, which resulted in the recognition of $13.9 million in unrealized losses on equity securities in earnings. Unrealized gains and losses on equity securities were previously recorded as a component of accumulated other comprehensive income. This loss was offset by increased interest income compared to prior periods due to carrying a significantly larger cash and cash equivalents balance over the year, on which we earned interest.

In February 2017, we sold a royalty asset back to the marketer for cash proceeds of $115.0 million. At the date of sale, the net carrying value of the royalty asset was $62.2 million and we recognized a gain on the sale of $52.8 million, equal to the excess cash received over the net carrying value of the financial asset. The gain on the sale of our royalty asset was recorded in other (income) expense, net in 2017.

Net income attributable to non-controlling interest

Net income attributable to RPSFT increased by $7.0 million during 2018 compared to 2017, primarily from the reinstatement of the Merck & Co. royalty payment on the DPP-IV products Januvia and Janumet, which are owned by the Collection Trust. This increase in royalty revenue in 2018 was partially offset by declines in expired and maturing royalties and a decline in G&A expenses in 2018 primarily due to bad debt expense previously recorded for Januvia and Janumet royalties in 2017.

Non-GAAP Financial Results

In addition to analyzing our results on a GAAP basis, management also reviews our results on a non-GAAP basis. There is no direct correlation between income from royalty assets and royalty receipts due to the nature of the accounting methodology applied for classified as financial assets. Further, income from royalty assets and the provision for changes in expected cash flows related to these royalty assets can be volatile and unpredictable. As a result, management places importance on royalty receipts as they are predictable and we use them as a measure of our operating performance. Refer to “Selected Historical Financial Data—Non-GAAP Reconciliations” for additional discussion of management’s use of non-GAAP measures as supplemental financial measures.

Adjusted Cash Receipts is a measure calculated with inputs directly from the Statement of Cash Flows and includes (1) royalty receipts by royalty asset: (i) Cash collections from royalty assets (financial assets and intangible assets), (ii) Other royalty cash collections, (iii) Distributions from non-consolidated affiliates and (iv) Proceeds from available for sale debt securities; less Distributions to non-controlling interest. Adjusted Cash Receipts is most directly comparable to the GAAP measure of Net cash provided by operating activities.

Adjusted EBITDA and Adjusted Cash Flow are similar non-GAAP liquidity measures that are both most closely comparable to the GAAP measure, Net cash provided by operating activities. Adjusted EBITDA is important to our lenders and is defined under the credit agreement Adjusted Cash Receipts less payments for operating and professional costs. Operating and professional costs are comprised of Payments for operating costs and professional services and Payments for rebates from the Statement of Cash Flows.

Adjusted Cash Flow is defined as Adjusted EBITDA less (1) Interest paid, net of interest received, (2) Development-stage funding payments – ongoing, (3) Investment in non-consolidated affiliates, and (4) Swap collateral (posted) or received, net, all directly reconcilable to the Statement of Cash Flows.

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Adjusted Cash Receipts and Adjusted Cash Flow are used by management as key liquidity measures in the evaluation of our ability to generate cash from operations. Both measures are an indication of the strength of the Company and the performance of the business. Management also uses Adjusted Cash Flow to compare its performance against non-GAAP adjusted net income used by companies in the biopharmaceutical industry. Adjusted EBITDA, as derived from Adjusted Cash Receipts, is used by our lenders to assess our ability to meet our financial covenants.

The table below includes the royalty receipts for 2019 and 2018 by royalty for our Growth Products and Mature Products, as defined in “—Portfolio Overview” above, and the year-over-year variance. Refer to “Selected Historical Financial Data” for further discussion of the line items below.

($ in thousands)	Royalty receipts		Variance
	2019	2018	$	%
Growth Products
Cystic fibrosis franchise	$	$224,214
Tysabri		338,697
Imbruvica		209,171
HIV franchise		224,321
Januvia, Janumet, Other DPP-IVs		106,689
Xtandi		105,958
Promacta		—
Other Growth Products (1)		176,208

Total Royalty Receipts – Growth Products	$	$1,385,258

Mature Products
Tecfidera (2)	$	$750,000
Lyrica		126,916
Letairis		130,078
Remicade		121,055
Humira		499,055
Other Mature Products (3)		61,483

Total Royalty Receipts – Mature Products	$	$1,688,587

Distributions to non-controlling interest		(268,693)

Adjusted Cash Receipts (non-GAAP)	$	$2,805,152

Payments for operating and professional costs (4)	$	$(72,660)

Adjusted EBITDA (non-GAAP)		$2,732,492

Interest paid, net	$	$(243,216)
Development-stage funding payments – ongoing		(108,163)
Investment in nonconsolidated affiliates		(24,173)
Swap collateral (posted) or received, net		2,957

Adjusted Cash Flow (non-GAAP)	$	$2,359,897

(1)

Other Growth Products include royalties on the following products: Myozyme, Lexiscan, Cimzia, Alogliptin, Priligy, Soliqua and Bosulif (a product co-developed by our joint venture investee, Avillion, for which receipts are presented as Distributions received from nonconsolidated affiliates on the Statement of Cash Flows).

(2)	Receipts from our Tecfidera milestone payments are presented as Proceeds from available for sale debt securities on the Statement of Cash Flows.

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(3)	Other Mature Products primarily include royalties on the following products: Thalomid, Rotateq, Savella, Cubicin, Prezista and Mircera.
(4)	Payments for operating and professional costs include Payments for operating costs and professional services and Payments for rebates, both from the Statement of Cash Flows.

Adjusted Cash Receipts (non-GAAP)

Adjusted Cash Receipts declined by $                 in 2019 compared to 2018 primarily as a result of a decline in royalty receipts related to Mature Products. Our Growth Products increased by $                 in 2019 compared to 2018, driven by the cystic fibrosis franchise, Imbruvica and Promacta, a royalty we acquired in 2019. Below we discuss the key drivers of royalty receipts from our Growth Products.

Growth Products

•

Cystic fibrosis franchise – Royalty receipts from the cystic fibrosis franchise, which includes Kalydeco, Orkambi, Symdeko and Trikafta, all approved for patients with certain mutations causing cystic fibrosis, increased by $                 in 2019 compared to 2018, driven by continued growth of Symdeko. We started collecting 100% of the royalties on cystic fibrosis franchise products in the third quarter of 2018, after a pre-existing capped royalty was repaid. For the first three quarters of 2018, we only collected cash receipts from the cystic fibrosis franchise equal to the residual royalty of 25%. In the future, we expect the approval of Trikafta to be an important component of future growth in our cystic fibrosis franchise.

•

Tysabri – Royalty receipts from Tysabri, which is marketed by Biogen for the treatment of multiple sclerosis, declined by $                 in 2019 compared to 2018, driven by competition from new products approved to treat multiple sclerosis. Despite increased competition, Tysabri has shown potential resilience, highlighting the important role Tysabri plays in the multiple sclerosis treatment paradigm.

•

Imbruvica – Royalty receipts from Imbruvica, which is marketed by AbbVie and Johnson & Johnson for the treatment of blood cancers and chronic graft versus host disease, increased by $                 in 2019 compared to 2018, driven by continued penetration in patients with chronic lymphocytic leukemia or CLL.

•

HIV franchise – Royalty receipts from the HIV franchise, which is based on products marketed by Gilead that contain emtricitabine, including Biktarvy, Genvoya, Symtuza and Truvada, among others, increased by $                 in 2019 compared to 2018. This increase was driven by strong performance of Truvada and Biktarvy in the United States, offset by decreases in sales of other combination products and decreased royalties on sales outside the United States.

•

Januvia, Janumet, Other DPP-IVs – Royalty receipts from the DPP-IVs for type 2 diabetes, which includes Januvia and Janumet, both marketed by Merck & Co., increased by $                 in 2019 compared to 2018, driven by increased royalties from Januvia and Janumet. As part of the Merck settlement, we agreed to forgo royalties on Januvia and Janumet for a period that expired in the quarter ending March 31, 2018. The increase reflects a full year of royalty receipts from Januvia and Janumet in 2019, compared to only a partial year of royalty receipts in 2018.

•

Xtandi – Royalty receipts from Xtandi, which is marketed by Pfizer and Astellas for the treatment of prostate cancer, increased by $                 in 2019 compared to 2018, driven by demand in metastatic castration-resistant prostate cancer and non-metastatic castration-resistant prostate cancer.

•

Promacta – Royalty receipts from Promacta, which is marketed by Novartis for the treatment of chronic immune thrombocytopenia and AA, were $                 in 2019. We acquired the Promacta royalty in March 2019 and recorded no royalty receipts for Promacta in 2018.

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Mature Products

The declines in our royalty receipts from Mature Products were primarily related to Tecifdera, Humira and Remicade. As sales-based performance targets that trigger our milestones on Tecfidera were met, we continued collecting $150 million in milestone receipts quarterly throughout 2018, with a double milestone collected in the first quarter of 2018. Our contractual agreement covering our milestones on cumulative sales of Tecfidera up to $20 billion ended in 2018 and therefore, receipts from Tecfidera ceased after the final milestone was collected in the first quarter of 2019. We recorded receipts from Tecfidera of $150 million in 2019 compared to $750 million in 2018, a reduction of $600 million. Our Humira and Remicade royalties also matured in June and September 2018, respectively, resulting in a reduction in royalty receipts of $499 million and $121 million, respectively, compared to 2018.

Distributions to Non-Controlling Interests

Distributions to non-controlling interests decreased by $                 in 2019 compared to 2018, which impacts Adjusted Cash Receipts. This decrease reflects a decline in royalty assets held by the Collection Trust, driven by the maturation of several royalties due to RPSFT, including Humira and Remicade.

Adjusted EBITDA (non-GAAP)

Adjusted EBITDA declined by $                 in 2019 compared to 2018 also as a result of the factors noted above in “—Adjusted Cash Flow (Non-GAAP).” Payments for operating and professional costs, the only adjustment between Adjusted Cash Receipts and Adjusted EBITDA, increased in 2019 as a result of higher costs for professional services in connection with the preparation for our initial public offering.

Adjusted Cash Flow (non-GAAP)

Adjusted Cash Flow declined by $                 in 2019 compared to 2018 for the same reasons noted above. Adjusted Cash Flow is also impacted by development-stage funding payments – ongoing, which declined slightly in 2019 as co-funding arrangements are coming to an end.

Key developments relating to our Growth Products portfolio in 2017-2019

•

Xtandi. In December 2019, the FDA approved an sNDA for Xtandi for the treatment of men with metastatic castration-sensitive prostate cancer. In July 2018, the FDA approved an sNDA for Xtandi, broadening the approval in castration-resistant prostate cancer to include men with non-metastatic castration-resistant prostate cancer.

•	Erleada. In September 2019, the FDA approved an sNDA for Erleada for the treatment of men with metastatic castration-sensitive prostate cancer.

•

Cystic fibrosis franchise. In November 2019, Vertex announced that it reached an agreement with the French Authorities for a national reimbursement deal of Orkambi. As a result, we expect a reduction to our royalty receipts in 2020 by approximately $35 million to $45 million, to reflect a true-up related to prior periods where we collected royalties on sales in France of Orkambi at the higher selling price. In October 2019, Vertex announced that it reached an agreement with NHS England, where eligible patients will receive access to Orkambi and Symkevi, and access to Kalydeco will be expanded.

In October 2019, Trikafta, the Vertex triple combination therapy, received FDA approval for the treatment of cystic fibrosis in people ages 12 years and older who have at least one F508del mutation. This approval significantly expands the addressable market that can be treated with Vertex’s cystic fibrosis products, all of which we are entitled royalties on, and also increases the duration of our royalty to 2037.

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In February 2018, the FDA approved Symdeko to treat cystic fibrosis in people ages 12 years and older who have two copies of the F508del mutation or one mutation that is responsive to Symdeko. In June 2019, the FDA approved an sNDA Symdeko to cystic fibrosis patients six years of age and older with two copies of the F508del mutation or one copy of a responsive mutation. In November 2019, the EMA granted Marketing Authorization for Symkevi to treat cystic fibrosis in people aged 12 and older who either have two copies of the F508del mutation or one copy of the F508del mutation and a copy of one of 14 residual function mutations.

In May 2017, the FDA approved Kalydeco to treat cystic fibrosis in people ages two and older who have one of 23 residual function mutations in the cystic fibrosis transmembrane conductance regulator (“CFTR”) gene. In August 2017, the FDA approved Kalydeco to treat cystic fibrosis in people ages two and older who have one of five residual function mutations that result in a splicing defect in the CFTR gene.

•

Imbruvica. In August 2017, Imbruvica became the first FDA-approved treatment specifically for adults with chronic graft-versus-host-disease after failure of one or more lines of systemic therapy. In August 2018, the FDA approved Imbruvica in combination with rituximab as the first non-chemotherapy combination regimen for patients with Waldenström’s Macroglobulinemia (“WM”). In January 2019, the FDA approved Imbruvica in combination with obinutuzumab as the first non-chemotherapy anti-CD20 combination regimen for treatment-naïve CLL patients. In August 2019, the EMA broadened the label for Imbruvica to include two new uses: in combination with obinutuzumab in adult patients with previously untreated CLL and in combination with rituximab for the treatment of adult patients with WM. In November 2019, AbbVie submitted an sNDA to the FDA for Imbruvica in combination with rituximab for treatment-naïve younger adults with CLL.

•	Soliqua. In February 2019, the FDA approved the expanded use of Soliqua to include patients with type 2 diabetes who are uncontrolled on oral antidiabetic medicines.

•

Bosulif. On December 19, 2017, Avillion announced that the FDA approved a supplemental New Drug Application for Pfizer’s Bosulif (bosutinib). Avillion is eligible to receive fixed payments from Pfizer based on this approval over a 10-year period. We received our first annual distribution of $39.4 million from Avillion in the first quarter of 2018 and our second annual distribution of                  in the first quarter of 2019, reflected as Distributions from nonconsolidated affiliates on the Statement of Cash Flows.

•

Tazverik. In December 2019, the Oncologic Drugs Advisory Committee (ODAC) of the FDA voted in favor of the benefit-risk profile of tazemetostat as a treatment for patients with metastatic or locally advanced epithelioid sarcoma (“ES”), not eligible for curative surgery. On January 23, 2020, the FDA granted accelerated approval of Tazverik (tazemetostat) in ES. In addition, in December 2019 Epizyme submitted an NDA to the FDA for accelerated approval of tazemetostat for the treatment of patients with relapsed or refractory follicular lymphoma, both with or without EZH2 activating mutations, who have received at least two prior lines of systemic therapy.

•

Sacituzumab govetican. In December 2019, Immunomedics announced the resubmission of the biologics licensing application seeking accelerated approval of sacituzumab govitecan for the treatment of patients with metastatic triple-negative breast cancer who have received at least two prior therapies for metastatic disease in December 2019. This resubmission followed the receipt of a complete response letter from the FDA in January 2019.

•

Rimegepant. Biohaven submitted two New Drug Applications to the FDA for two formulations of rimegepant in the second quarter of 2019 using a priority review voucher to expedite the regulatory review period.

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Investments Overview

Ongoing investment in new royalties is fundamental to the long-term prospects of our business. New investments provide a source of growth for our royalty receipts, supplementing growth within our existing portfolio and offsetting declines for products in our portfolio that have lost market exclusivity. Our team has established a strong track record of identifying, evaluating and investing in royalties tied to leading products across therapeutic areas and treatment modalities. We invest in approved products and development-stage therapies that have generated robust proof of concept data. We invest in these therapies through the purchase of royalties, by making hybrid investments and by acquiring businesses with significant existing royalty assets or the potential for the creation of such assets.

Since 2012, we have invested $                 billion in royalties and related assets, with annual capital deployment ranging from a low of $                 million in                  to a high of $                 billion in                 . This reflects an average of $                 billion of new acquisitions per year. While volatility exists in the quantum of our new acquisitions on a year-to-year basis due to the unpredictable timing of new investment opportunities, we have consistently deployed significant amounts of cash when measured over multi-year periods. Our approach is rooted in a highly disciplined evaluation process that is not dictated by a minimum annual investment threshold.

Included below is a table of investment activity over each of the last eight years based on the type of investment at the acquisition date.

($ in thousands)
	Average	2019	2018	2017	2016	2015	2014	2013	2012
Approved / marketed royalties		$	$269,554	$2,200,480	$1,197,210	$337,882	$468,427	$510,000	$124,000
Development-stage royalties(1)(2)			569,592	220,093	99,242	120,285	3,428,530	391,287	786,417

Totals		$	$839,146	$2,420,573	$1,296,452	$458,167	$3,896,957	$901,287	$910,417

Number of new investments(3)			7	3	2	1	6	2	4

(1)

Development-stage royalties include: direct R&D funding arrangements and funding arrangements executed through our joint venture partnership with the Avillion entities, investments in development-stage products, and investments in securities primarily made in connection with royalty acquisitions from the seller.

(2)

In 2014, acquisitions of development-stage royalties included $3.3 billion for the acquisition of royalties on the cystic fibrosis franchise. At the time of the investment, Kalydeco was the only approved product in the franchise, while the vast majority of the value of our investment was tied to development-stage products.

(3)	Excludes continued investments in development-stage products, i.e., funding paid over time, and subsequent tranches of an accelerated royalty.

Summary of royalty acquisition activity

•

In the fourth quarter of 2019, we agreed to pay $320 million to acquire from Ultragenyx Pharmaceutical, Inc. a royalty on the European sales of Crysvita and approved product for the treatment of XLH, a rare genetic orphan disease that has a profound impact on bone development in adults and children, subject to certain caps.

•

In the fourth quarter of 2019, we agreed to pay up to $330 million to purchase a royalty owned by Eisai Co., Ltd (“Eisai”), on future worldwide sales outside Japan of tazemetostat, a novel targeted therapy in late-stage clinical development with the potential to be approved in several cancer indications. We acquired a portion Eisai’s future worldwide royalties on net sales by Epizyme of tazemetostat outside Japan, for an upfront payment of $110 million plus up to an additional $220 million for the remainder of the royalty upon FDA approval of tazemetostat for certain indications.

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•

In the fourth quarter of 2019, we made a $100 million investment in Epizyme. In exchange for an upfront payment of $100 million, we received (1) shares of Epizyme common stock, (2) a warrant to purchase an additional 2.5 million shares of Epizyme common stock at $20 per share over a three-year term and (3) Epizyme’s royalty on sales of Tazverik in Japan payable by Eisai. We also lowered Epizyme’s royalty on Tazverik above certain sales thresholds and granted Epizyme an 18-month put option to sell an additional $50 million of its common stock to RPIFT at then-prevailing prices, not to exceed $20 per share. Epizyme exercised its put option on December 30, 2019, which resulted in Epizyme issuing RPIFT 2.5 million shares on settlement in February 2020.

•

In the first quarter of 2019, we entered into a preferred share purchase agreement with Biohaven through which we purchased $125 million in preferred shares and may be required to purchase up to an additional $75 million in preferred shares at Biohaven’s option, providing us with a fixed return on redemption of two times our investment on FDA approval of Biohaven’s pipeline product, rimegepant, for migraine treatment.

•

In the first quarter of 2019, we acquired the following: (1) a royalty on Promacta, an approved product for the treatment of chronic immune thrombocytopenia and aplastic anemia, from Ligand in exchange for an upfront payment of $827 million, (2) a royalty on Eli Lilly’s Emgality, an approved product for the treatment of migraine, from Atlas Ventures and Orbimed for $260 million and (3) a royalty on Johnson & Johnson’s Erleada, an approved product for the treatment of prostate cancer, from the Regents of the University of California for $105.4 million and potential future milestones.

•

In 2018, we acquired (1) from Zealand Pharma, future royalty streams and $85 million of potential commercial milestones on Sanofi’s Lixisenatide franchise in exchange for $205 million up front, (2) from Biohaven, rights to future cash flows on rimegepant and vazegepant, development-stage products, in exchange for $100 million in up-front R&D funding and a payment of $50 million for Biohaven’s common stock and (3) from Immunomedics, a tiered, sales-based royalty on sacituzumab, a development-stage product, in exchange for an up-front payment of $175 million for R&D funding and a payment of $75 million for Immunomedics’ common stock, acquired at a premium.

•

In 2017, we successfully acquired royalties on (1) Tysabri from Perrigo in exchange for $2.2 billion cash up front and potential future milestones, and we subsequently paid a $250 million milestone payment to Perrigo in the first quarter of 2019, (2) omecamtiv mecarbil from Cytokinetics in exchange for $100 million, including $10 million of equity in the company and (3) Onglyza, Farxiga and related diabetes products marketed by AstraZeneca, in exchange for payments made to BMS between 2018 and 2020 structured as an accelerated royalty.

Liquidity and Capital Resources

Overview

Our primary source of liquidity is cash provided by operations. For the year ended December 31, 2019, we generated $                 in cash provided by operations. For the year ended December 31, 2018, we generated $1.62 billion in cash provided by operations. We believe that our existing capital resources and cash provided by operations will continue to allow us to meet our operating and working capital requirements, to fund planned strategic acquisitions and research and development funding arrangements, and to meet our debt service obligations for the foreseeable future. We have historically operated at a low level of fixed operating costs. Our primary cash operating expenses after this offering, other than research and development funding commitments, will include interest expense, our Operating and Personnel Payments, and legal and professional fees.

We have access to substantial sources of funds at numerous banks worldwide and we may, from time to time, seek additional capital through a combination of additional debt or equity financings. Our ability to satisfy our working capital needs, debt service and other obligations, and to comply with the financial covenants under our financing agreements depends on our future operating performance and cash flow, which are in turn subject to prevailing economic conditions and other factors, many of which are beyond our control.

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We have historically funded our acquisition program through free cash flow, equity contributions and debt. Our low operating costs coupled with a lack of capital expenditures and low taxes have contributed to our strong financial profile, resulting in high operating leverage and high conversion of our Adjusted Cash Receipts to Adjusted Cash Flow. We expect to continue funding our current and planned operating costs (excluding acquisitions) principally through our cash flow from operations and our acquisition program through cash flow and issuances of equity and debt.

As of December 31, 2019 and 2018, we had total debt outstanding of $                 billion and $6.52 billion, respectively. In the past, we have supplemented our available cash and cash equivalents on hand with attractive debt capital to fund certain strategic acquisitions.

Cash flows

The following table summarizes our cash flow activities:

	Year Ended December 31,
	2019	2018	2017
	(In thousands)
Cash provided by (used in):
Operating activities		$1,618,317	$1,418,313
Investing activities		303,424	(1,587,707)
Financing activities		(1,379,101)	(123,254)

Analysis of Cash Flow Changes between the Years Ended December 31, 2019, 2018 and 2017

Operating activities

Cash provided by operating activities increased $200.0 million in 2018 compared to 2017, primarily due to increased cash collections on our royalty assets classified as financial assets. Compared to 2017, royalty receipts on the cystic fibrosis franchise and Tysabri increased by $261.8 million in aggregate as a result of receiving 100% of the royalties on cystic fibrosis franchise products from the third quarter of 2018, after a pre-existing priority debt tranche was repaid in full by the Cystic Fibrosis Foundation, and reflected a full year of royalty receipts on Tysabri compared to a partial year in 2017, when the royalty asset was acquired. Royalty receipts from Imbruvica and the HIV franchise also increased by $98.6 million in aggregate in 2018, as a result of strong sales growth. We received our first distribution from Avillion I in 2018, following the sale of its asset to Pfizer in exchange for a series of guaranteed fixed annual payments. Partially offsetting the increase cash collections on royalty assets was a $284.4 million increase in upfront development-stage funding payments due to the 2018 funding agreements with Immunomedics and Biohaven.

Investing activities

Cash provided by investing activities in 2018 was $303.4 million compared to cash used in investing activities in 2017 of $1.59 billion. The increase was primarily due to the $2.2 billion use of cash for the acquisition of our royalty asset on Tysabri in 2017. Due to the classification of Tecfidera as an available for sale debt security, proceeds from the satisfaction of each Tecfidera milestone contributed positively to our cash provided by investing activities. We received five milestone payments from Tecfidera in 2018 at $150 million each, compared to four milestones in 2017. The lower volume of investment activity in 2018 coupled with the higher Tecfidera milestone receipts resulted in cash inflows from investing activities. We expect that typical years in the future will include cash outflows from investing activities.

Financing activities

Cash used in financing activities in 2018 increased $1.26 billion in 2018 compared to 2017, primarily as a result of $1.1 billion in proceeds in 2017 from the issuance of long-term debt in connection with the acquisition of Tysabri.

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Sources of Capital

As of December 31, 2019 and 2018, our cash and cash equivalents totaled $                 and $1.92 billion, respectively. We intend to fund short-term and long-term financial obligations as they mature through cash and cash equivalents, sales of short-term marketable securities, future cash flows from operations or the issuance of additional debt. Our ability to generate cash flows from operations, issue debt or enter into financing arrangements on acceptable terms could be adversely affected if there is a material decline in the sales of the underlying pharmaceutical products in which we hold royalties, deterioration in our key financial ratios or credit ratings, or other material unfavorable changes in business conditions. Currently, we believe that we have sufficient financial flexibility to issue debt, enter into other financing arrangements and attract long-term capital on acceptable terms to support our growth objectives.

Borrowings

Our senior secured debt was issued by our wholly-owned subsidiary, RPIFT, and is investment grade rated. RPIFT uses interest rate swap agreements to fix a portion of its floating rate debt. We had the following indebtedness outstanding at December 31, 2019 and 2018:

	Maturity	Spread over LIBOR(1)	As of December 31,
			2019	2018
			(In thousands)
RPIFT Senior Secured Credit Facilities:
Term Loan B Facility
Tranche B-6	3/2023	200 bps		$4,267,000
Term Loan A Facility
Tranche A-4	5/2022	150 bps		2,300,000

Total senior secured debt				6,567,000

Loan issuance costs				(2,284)
Original issue discount				(45,384)

Total long-term debt, including current portion				6,519,332
Less: Cash and cash equivalents				1,924,211

Net debt			$	$4,595,121

(1)	Borrowings under RPIFT’s senior secured credit facilities bear interest at a rate equal to LIBOR plus an applicable margin.

Senior Secured Credit Facilities

As of December 31, 2019 and 2018, RPIFT had total senior secured debt of $                 billion and $6.57 billion. See “Description of Material Indebtedness.”

Uses of Capital

Acquisitions of royalties

We acquire product royalties in a variety of ways that can be tailored to the needs of our partners. We classify our product royalty acquisitions by the following structures:

•

Third-party Royalties – A royalty is the contractual right to a percentage of top-line sales from a licensee’s use of a product, technology or intellectual property. The majority of our current portfolio consists of third-party royalties.

•

Synthetic / Hybrid Royalties – A synthetic royalty is the contractual right to a percentage of top-line sales created by the owner of a therapy in exchange for funding. In many of our synthetic royalties,

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we also make investments in the public equity of the company, where the main value driver of the company is the product for which we concurrently acquired a royalty.

•	R&D Funding – We fund R&D, typically for large biopharmaceutical companies, in exchange for future royalties and/or milestones if the product or indication we are funding is approved.

•

Acquisitions of Companies – We seek to partner with biopharmaceutical companies to acquire other biopharmaceutical companies that own significant royalties. We may also seek to acquire biopharmaceutical companies that have significant royalties or where we can create royalties in subsequent transactions.

Distributions

In 2019, 2018 and 2017, Old RPI made distributions of $            , $814.4 million and $735.2 million, respectively. See “Dividend Policy” for a description of our dividend policy after this offering.

Debt service

In connection with our credit facility, of which $             billion was outstanding at December 31, 2019, we have substantial debt service requirements, including required annual amortization payments, payments for interest expense on the debt and on our interest rate swaps, and payments to post collateral when our interest rate swaps are in a liability position.

Commitments, Contingencies and Guarantees

We are currently involved in certain legal proceedings arising in the ordinary course of business and, as required, accrue an estimate of the probable costs for resolution of those claims for which the occurrence of loss is probable and the amount can be reasonably estimated. In general, estimates are developed in consultation with counsel and are based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. It is possible, however, that future results of operations for any particular period could be materially affected by changes in our assumptions or the effectiveness of our strategies related to these proceedings. Please refer to “Business—Legal Proceedings.”

Certain acquisition agreements provide for future contingent payments to the seller based on the financial performance of the related pharmaceutical product generally over a multi-year period. Payments under these agreements generally become due and payable upon achievement of certain development, regulatory or commercial milestones. For example, the acquisition of both our Tysabri and Xtandi royalties included contingent purchase price payments based on timing of certain sales thresholds of the underlying products. Amounts related to these contingent milestone payments are not considered contractual obligations as they are contingent on the successful completion of certain commercial milestones.

The table below summarizes our contractual obligations at December 31, 2018 and the effect that such obligations are expected to have on our liquidity and cash flows in future periods.

	Total	2019	2020-2021	2022-2023	Thereafter
	(In thousands)
Long-term debt:
Senior secured credit facility scheduled principal payments	$6,567,000	$294,000	$588,000	$5,685,000	$—
Scheduled interest payments(1)	1,022,412	275,731	515,254	231,427	—
Funding commitments(2)	238,275	127,459	91,816	8,000	11,000
Operating and Personnel Payments(3)	91,532	60,021	31,511	N/A	N/A

Total(4)	$7,919,219	$757,211	$1,226,581	$5,924,427	$11,000

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(1)

As of December 31, 2018, approximately 56% of RPIFT’s long-term debt bears interest at variable rates. Interest payments on floating rate debt are estimated using interest rates in effect at December 31, 2018.

(2)

Funding commitments include amounts we are contractually obligated to fund in respect of R&D funding arrangements with our development partners and committed capital related to our equity method investment in the Avillion entities. As our committed capital requirements are based on phases of development, the completion of which is highly uncertain, only the capital required to fund the current stage of development is included in the above table. Excluded are potential future funding commitments of up to approximately €64 million for additional investments in Avillion entities based on later stages of development.

(3)

The Operating and Personnel Payments for Old RPI are payable in advance in quarterly installments, increasing by 5% annually on a compounded basis through the end of the investment period, June 30, 2020. Amounts projected above assume no changes to the existing contractual arrangement.

After completion of the Exchange Offer Transactions, a new Management Agreement will become effective. Under the Management Agreement, RPI will pay quarterly Operating and Personnel Payments in respect of operating and personnel expenses to the Manager or its affiliates equal to 6.5% of the Adjusted Cash Receipts for such quarter and 0.25% of the GAAP value of our security investments as of the end of such quarter. The new Management Agreement will become effective in 2020 with the terms discussed above.

(4)

Excluded from the table are amounts related to various obligations with no specific contractual commitment or maturity, including any future obligations related to the settlement of our interest rate swap agreements.

Amounts related to contingent milestone payments are not considered contractual obligations as they are contingent on the successful achievement of certain development, regulatory approval or commercial milestones. As of December 31, 2018, the maximum future contingent milestones payable to third parties amounted to $400 million for 2020, exclusive of the $250 million milestone owed to Perrigo as of December 31, 2018.

Other off-balance sheet arrangements

We do not have relationships with structured finance or special purpose entities that were established to facilitate off-balance sheet arrangements. Therefore, we are not exposed to any financing, liquidity, market or credit risk that may arise if we had engaged in such relationships. We consolidate variable interest entities when we are the primary beneficiary.

Critical Accounting Policies and Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles in the United States requires the use of estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenue and expenses. Certain of these policies are considered critical as they have the most significant impact on the Company’s financial condition and results of operations and require the most difficult, subjective, or complex judgments, often because of the need to make estimates about the effect of matters that are inherently uncertain. On an ongoing basis, we evaluate our estimates that are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of these evaluations forms the basis for making judgments about the carrying values of assets and liabilities and the reported amount of expenses that are not readily apparent from other sources. Because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material.

Our most critical accounting policies relate to our royalties and the full descriptions can be found in Note 2 to the consolidated financial statements. Similarly, the most significant judgments and estimates applied by management are associated with the measurement of our royalty assets classified as financial assets. The application of the prospective approach to measure income from our royalty assets requires management’s

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judgment in forecasting the expected future cash flows of the underlying royalties. These estimates and judgments arise because of the inherent uncertainty in predicting future events.

Income and provision recognition from royalty assets classified as financial assets can be impacted by management’s assumptions around (1) product growth rates and sales trends in outer years, (2) the geographical allocation of annual sales data from Wall Street research analysts’ models, (3) product and pricing mix for franchised products, (4) the strength of patent protection, including anticipated entry of generics, and (5) estimates of the duration of the royalty. The amounts and duration of forecasted expected future cash flows are largely influenced by Wall Street research analyst coverage, commercial performance of the product and the royalty duration.

For example, based on the level of detail in Wall Street research analyst models, management may be required to apply assumptions to the sales forecasts to estimate the quarterly and geographical allocation from annual sales projections and, for franchised products, to estimate the product mix and pricing mix, or to exclude from projections sales forecasts for development-stage products or indications. When royalty-bearing pharmaceutical products have no coverage, limited Wall Street research analyst coverage or where Wall Street research analyst estimates are not available for the full term of our royalty, particularly for the later years in a product’s life, management uses reasonable judgment to make assumptions about the growth or decline in the sales of these products based on historical data, publicly available information for the marketer, industry data and market trends, and management’s own expertise.

The royalty duration is important for purposes of accurately measuring interest income over the life of a royalty. In making assumptions around the royalty duration for terms that are not contractually fixed, management considers the strength of existing patent protection, expected entry of generics, geographical exclusivity periods and potential patent term extensions tied to the underlying product. It is common for royalty durations to expire earlier or later than anticipated due to unforeseen positive or negative developments over time, including with respect to the granting of patents and patent term extensions, the invalidation of patents, litigation between the party controlling the patents and third party challengers of the patents, the ability of third parties to design around or circumvent valid patents, the granting of regulatory exclusivity periods or extensions, timing for the arrival of generic or biosimilar competitor products, changes to legal or regulatory regimes affecting intellectual property rights or the regulation of pharmaceutical products, product life cycles, and industry consolidations.

A shortened royalty term can result in a reduction in the effective interest rate, a decline in income from royalty assets significant reductions in royalty payments compared to expectations, or a permanent impairment. Changes in Wall Street research analyst consensus forecasts directly impact future interest income and recognition of any provision income or expense in the same manner.

Recent Accounting Pronouncements

See Note 2 to our consolidated financial statements for additional information on recently issued accounting standards.

Quantitative and Qualitative Disclosures about Market Risk

Market Risk

We are subject to certain risks which may affect our results of operations, cash flows and fair values of assets and liabilities, including volatility in foreign currency exchange rates, interest rate movements. Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of U.S. interest rates, particularly because our cash equivalents are primarily held in short-term money market funds and the nature of our marketable securities is generally short-term. Although we currently do not have any

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interest rate swaps or foreign currency forward contracts in place, we have historically managed the impact of foreign currency exchange rate and interest rate risk through various financial instruments, and derivative instruments. We only use derivatives strategically to hedge existing interest rate exposure and to minimize volatility in cash flow and earnings arising from our exposure to foreign currency risk. We do not enter into derivative instruments for trading or speculative purposes. The counterparties to these contracts are all major financial institutions.

Foreign Currency Exchange Risk

Our results of operations are subject to foreign currency exchange risk through transactional exposure resulting from movements in exchange rates between the time we recognize royalty income or royalty revenue and the time at which the transaction settles, or we receive the royalty payment. The current portion of Royalty assets, net – financial assets and Accrued royalty receivable account for the most common types of transactional exposure. Because we are entitled to royalties on worldwide sales for various products, there is an underlying exposure to foreign currency as the marketer converts payment amounts from local currencies to U.S. dollars using a quarterly average exchange rate. Therefore, cash received may differ from the estimated receivable based on fluctuations in currency. In addition, certain products pay royalties in currencies other than U.S. dollars, which also creates foreign currency risk primarily with respect to the Euro, Canadian Dollar, Swiss Franc and Japanese Yen, as our functional and reporting currency is the U.S. dollar. To manage foreign currency exchange risk, we periodically utilize non-deliverable forward exchange contracts. We do not currently have any foreign exchange contracts in place.

Interest Rate Risk

We are subject to interest rate fluctuation exposure through our borrowings under our Senior Secured Credit Facilities and our investments in money market accounts and marketable securities, the majority of which bear a variable interest rate. As of December 31, 2019, we had cash and cash equivalents of $                 million, of which $                 million was invested in commercial paper and certificates of deposit and $                 million was invested in interest-bearing money market funds. In addition, we had $                 million invested in marketable securities. As of December 31, 2018, we had cash and cash equivalents of $1.92 billion, of which $1.82 billion was invested in interest-bearing money market funds, which have maturities of less than 90 days. We held no marketable securities as of December 31, 2018.

The objectives of our investment policy are the preservation of capital and fulfillment of liquidity needs. In order to maximize income without assuming significant market risk, we maintain our excess cash and cash equivalents in money market funds and marketable securities, largely composed of investment grade, short to intermediate term fixed income and debt securities. Because of the short term maturities of our cash equivalents and the short term nature of our marketable securities, we do not believe that a decrease in interest rates would have any material negative impact on the fair value of our cash equivalents or marketable securities.

Our debt portfolio is managed on a consolidated basis and management makes financing decisions to achieve the lowest cost of debt capital and to maximize portfolio objectives. As of December 31, 2019,             % of our debt was effectively fixed with a total weighted average interest rate of                 % across the portfolio. As of December 31, 2018, 44% of our debt was effectively fixed with a total weighted average interest rate of 4.07% across the portfolio. Assuming the current level of borrowings, a 25 basis-point adverse movement in LIBOR would have increased annual interest expense by $                 million and $9.2 million for the year ended December 31, 2019 and 2018, respectively. In connection with the Exchange Offer Transactions, we terminated all of our interest rate swaps and currently do not have in place any derivative hedging our debt.

In addition, it is expected that LIBOR will be phased out by the end of 2021. The Alternative Reference Rates Committee of the Federal Reserve Board has identified the Secured Overnight Financing Rate (SOFR) as the preferred alternative to LIBOR. As our Senior Secured Credit Facilities utilize LIBOR as a factor in

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determining the applicable interest rate, the expected discontinuation and transition may require us to renegotiate certain terms of the agreement to replace LIBOR with a new reference rate, which could increase the cost of servicing our debt and have an adverse effect on our results of operations and cash flows.

Credit and Counterparty Risk

We have credit risks that are generally related to the counterparties with which we do business. We are subject to credit risk from our royalty assets, our receivables and our derivative contracts. The majority of our royalty assets and receivables arise from contractual royalty agreements that pay royalties on the sales of underlying pharmaceutical products in the United States, Europe and the rest of the world, with concentrations of credit risk limited due to the broad range of marketers responsible for paying royalties to us and the variety of geographies from which our royalties on product sales are derived. The products in which we hold royalties are marketed by leading biopharmaceutical industry participants, including, among others, AbbVie, Amgen, Bristol-Myers Squibb, Celgene, Gilead Sciences, Johnson & Johnson, Lilly, Merck & Co., Pfizer, Novartis, Biogen-Idec, Roche/Genentech and Vertex. Refer to Company Overview within this MD&A for a discussion of our concentration of receivables balances with select marketers.

We monitor the financial performance and creditworthiness of the counterparties to our royalty agreements and to our derivative contracts so that we can properly assess and respond to changes in their credit profile. To date, we have not experienced any significant losses with respect to the collection of income or revenue on our royalty assets or on the settlement of our derivative contracts. Of the $                 billion and $2.9 billion of nominal interest rate swaps agreements in effect at December 31, 2019 and 2018, the maximum exposure with any single counterparty accounted for                  % and 31% of our total interest rate swap portfolio, respectively. If a counterparty becomes bankrupt, or otherwise fails to perform its obligations under a derivative contract due to financial difficulties, we may experience significant delays in obtaining any recovery under the derivative contract in a bankruptcy or other reorganization proceeding.

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DESCRIPTION OF MATERIAL INDEBTEDNESS

Senior Secured Credit Facilities

On February 11, 2020, RPI Intermediate FT, as borrower, entered into a term loan credit agreement (the “Credit Agreement”) with Bank of America, N.A., as administrative agent, the lenders party thereto from time to time and the other parties thereto. The facility is secured by collateral of RPI Intermediate FT and the other loan parties thereunder, including (i) all existing and after-acquired assets of RPI Intermediate FT and any guarantor that becomes a party to the Credit Agreement, (ii) a first priority security interest over the beneficial ownership interest of RPI Intermediate FT, (iii) 100% of RPI Intermediate FT’s proportional beneficial ownership interest of Old RPI and (iv) certain other equity interests to the extent acquired by RPI Intermediate FT after the closing date of the Credit Agreement, or to the extent held by any guarantor that becomes a party to the Credit Agreement, in each case subject to customary exclusions as set forth in the Credit Agreement. The collateral does not include any assets of Old RPI or any of its subsidiaries. The maturity dates and interest rates applicable to certain tranches of term loans under the Credit Agreement are described in “Long-term Debt.” The interest rate on the Tranche A-1 term loans is 1.50% above LIBOR, and the Tranche A-1 term loans will mature in February 2025. The interest rate on the Tranche B-1 term loans is 1.75% above LIBOR.

The Credit Agreement contains covenants that, among other things, restrict our ability to make certain distributions, incur additional debt, engage in certain asset sales, mergers, acquisitions or similar transactions, create liens on assets, engage in certain transactions with affiliates or make investments. The Credit Agreement also contains customary events of default. We may voluntarily prepay in whole or in part the outstanding principal amounts of term loans under our Credit Agreement at any time prior to the maturity dates, with certain voluntary prepayments that may be subject to a customary prepayment premium governed by the Credit Agreement.

Financial Covenants

The Credit Agreement contains financial covenants requiring us to maintain (i) a Consolidated Leverage Ratio at or below 4.00 to 1.00 (or at or below 4.50 to 1:00 following a Qualifying Material Acquisition) of Consolidated Funded Debt to Consolidated EBITDA (each as defined and calculated with the ratio level calculated with further adjustments as set forth in the Credit Agreement) and (ii) a Consolidated Coverage Ratio at or above 2.50 to 1.00 of Consolidated EBITDA minus Consolidated Capital Expenditures to Consolidated Charges (each as defined and calculated with further adjustments as set forth in the Credit Agreement).

Management believes that Adjusted EBITDA is important in analyzing our liquidity because it is the key component of certain material covenants contained within our credit agreement and it is frequently used by securities analysts, investors and other interested parties to evaluate companies in our industry. Adjusted EBITDA at December 31, 2019 was $                 billion. Secured Leverage, defined as secured debt, net of cash, divided by the trailing 12-month consolidated EBITDA, was                 x at December 31, 2019.

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Amortization of Term Loans

As of                     , 2020, we are required to repay the term loans under RPI Intermediate FT’s senior secured credit facilities over the next five years as follows:

Term loan amortization
Year	Tranche A-1	Tranche B-1	Total
(In thousands)
2020
2021
2022
2023
2024

Total	$	$	$

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BUSINESS

Overview

We are the largest buyer of biopharmaceutical royalties and a leading funder of innovation across the biopharmaceutical industry. Since our founding in 1996, we have been pioneers in the royalty market, collaborating with innovators from academic institutions and not-for-profits through small and mid-cap biotechnology companies to leading global pharmaceutical companies. We have assembled a portfolio of royalties which entitles us to payments based directly on the top-line sales of many of the industry’s leading therapies, including Imbruvica, Januvia, Kalydeco, Trikafta, Truvada, Tysabri and Xtandi. We fund innovation in the biopharmaceutical industry both directly and indirectly—directly when we partner with companies to co-fund late-stage clinical trials and new product launches in exchange for future royalties, and indirectly when we acquire existing royalties from the original innovators. We believe that our significant scale, flexible business model and extensive expertise uniquely position us to take advantage of the increasing innovation in the biopharmaceutical industry. We seek to create favorable outcomes for all parties and play an important role in providing capital to the biopharmaceutical ecosystem that supports innovation and positively impacts human health.

Since our founding in 1996 through December 31, 2019, we have deployed a total of $             billion of cash to acquire biopharmaceutical royalties. We estimate that this represents approximately         % of all royalty transactions during this period. Our portfolio today consists of royalties on more than 40 marketed therapies and six development-stage product candidates. The therapies in our portfolio address therapeutic areas such as rare disease, oncology, neurology, HIV, cardiology and diabetes, and are delivered to patients across both primary and specialty care settings. In 2019, a total of 22 therapies in our portfolio each generated 2019 end-market sales of more than $1 billion, including seven therapies that each generated 2019 end-market sales of more than $3 billion. In 2019, we generated operating cash flow of $            , Adjusted Cash Receipts of $            , Adjusted EBITDA of $ and Adjusted Cash Flow of $            . Between 2012 and 2019, we grew our Adjusted Cash Receipts at a CAGR of         %.

Our business is supported by significant growth and unprecedented innovation within the biopharmaceutical industry. Global prescription pharmaceutical sales are expected to grow from approximately $850 billion in 2019 to approximately $1.2 trillion in 2024, representing a CAGR of 7% according to EvaluatePharma, despite nearly $100 billion in cumulative sales being lost to expected patent expiries during the same period. The growth of the biopharmaceutical industry is driven by global, secular trends, including population growth, increasing life expectancy and growth of the middle classes in emerging markets. In addition, a dramatic acceleration of medical research in recent years has led to a better understanding of the molecular origins of disease and identification of potential targets for therapeutic intervention. This has created research and development opportunities for new drugs. The significant pace of biopharmaceutical innovation coupled with the proliferation of new biotechnology companies and the increasing cost of drug development has created a significant capital need over recent years that we believe will provide a sustainable tailwind for our business.

Royalties play a fundamental and growing role in the biopharmaceutical industry. As a result of the increasing cost and complexity of drug development, the creation of a new drug today typically involves a number of industry participants. Academia and other research institutions conduct basic research and license new technologies to industry for further development. Biotechnology companies typically in-license these new technologies, add value through applied research and early-stage clinical development, and then either out-license the resulting product candidates to large biopharmaceutical companies for late-stage clinical development and commercialization, or commercialize the products themselves. As new drugs are transferred along this value chain, royalties are created as compensation for the licensing or selling institutions. Biotechnology companies are also increasingly creating royalties on existing products within their portfolios, known as synthetic royalties, in order to provide a source of non-dilutive capital to fund their businesses. As a result of this industry paradigm, the development of a single new drug can lead to the creation of multiple royalties. Given our leadership position

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within the royalty sector, we are able to capitalize on the growing volumes of royalties that are created as new therapies are developed to address unmet medical needs.

Our capital-efficient business model enables us to benefit from many of the most attractive characteristics of the biopharmaceutical industry, including long product life cycles, significant barriers to entry and noncyclical revenues, but with substantially reduced exposure to many common industry challenges such as early stage development risk, therapeutic area constraints, high research and development costs, and high fixed manufacturing and marketing costs. We have a highly flexible approach that is agnostic to both therapeutic area and treatment modality, allowing us to acquire royalties in the most attractive therapies across the biopharmaceutical industry. The success of our business has been the result of a focused strategy of actively identifying and tracking the development and commercialization of key therapies, allowing us to move quickly to make acquisitions when opportunities arise. We acquire royalties on approved products, often in the early stages of their commercial launches, and development-stage products with strong proof of concept data, mitigating development risk and expanding our opportunity set.

We are dedicated to the identification, evaluation and acquisition of attractive royalties and royalty-related assets. We have demonstrated a consistent ability to identify and acquire royalties in leading biopharmaceutical therapies. In our first decade of operations, we acquired royalties in premier therapeutic areas and drug classes, including oncology (Neulasta, Neupogen, Rituxan), neuropathic pain (Lyrica), HIV (Biktarvy, Genvoya, Prezista, Symtuza, Truvada) and TNF inhibitors (Humira, Remicade). More recently, we have acquired royalties on products in a new wave of leading therapies, including both approved and development-stage products in cystic fibrosis (Kalydeco, Orkambi, Symdeko, Trikafta), oncology (Ibrance, Imbruvica, sacituzumab govitecan, Tazverik, Xtandi), multiple sclerosis (Tecfidera, Tysabri) and migraine (Emgality, rimegepant, vazegepant), among others. Going forward, we believe we are well positioned to continue to acquire royalties on leading therapies from across the biopharmaceutical industry to generate sustainable growth and create long-term value for our shareholders.

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Our Portfolio

Our current portfolio includes royalties on more than 40 commercial products and six development-stage product candidates. Growth Products are defined as royalties with a duration expiring after December 31, 2020. We define all other royalties on approved products as Mature Products. The following table provides an overview of our current portfolio of royalties:

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Our Strengths

We believe that the following elements of our business and product portfolio provide a unique and compelling proposition to investors seeking exposure to the biopharmaceutical sector.

Our portfolio provides direct exposure to a broad array of blockbuster therapies. Our portfolio of royalties entitles us to payments based directly on the top-line sales of more blockbuster therapies than any other global biopharmaceutical company. In 2019, our portfolio included royalties on 22 therapies that each have estimated end-market sales of more than $1 billion, including seven therapies that each have estimated end-market sales of more than $3 billion. This represents more than three times the estimated median number of blockbuster therapies marketed by the top 15 global biopharmaceutical companies by sales. The therapies within our royalty portfolio are marketed by leading global biopharmaceutical companies for whom these products are important sources of revenue. Given the marketers’ significant focus on and investment in these products, they are motivated to invest substantial resources in driving continued sales growth. The significant number of blockbuster therapies in our portfolio reflects our ability to consistently identify and acquire royalties on products that address major unmet patient needs and that have the potential to generate significant end-market revenues. The graphic below highlights our exposure to industry-leading blockbuster products compared to the median of the top 15 global biopharmaceutical companies by sales.

Industry Leading Exposure to Blockbuster Products with 2019 Estimated End Market Sales over $1Bn

1.	Royalty Pharma receives royalties on emtricitabine sales only

Our portfolio is highly diversified across products, therapeutic areas and marketers. Our portfolio consists of royalties on more than 40 marketed biopharmaceutical therapies which address a wide range of therapeutic areas, including rare disease, oncology, neurology, HIV, cardiology and diabetes. These therapies are delivered to patients across both primary and specialty care settings. In the year ended December 31, 2019, no individual therapy accounted for more than     % of our royalty receipts, no therapeutic area accounted for more than     % of our royalty receipts and no marketer represented more than     % of our royalty receipts. In addition, the contribution of our top three and five royalties to our 2019 royalty receipts, at     % and     %, respectively, are in-line with the median contributions of the top three and five selling therapies to total revenues across the largest 15 global biopharmaceutical companies. The royalties in our portfolio entitle us to payments based directly on the top-line sales of the associated therapies, rather than the profits of these therapies. As such, the diversification of our profits directly reflects the diversification of our royalty receipts, rather than varying levels of product-level profitability, as would typically be expected within a biopharmaceutical company. The graphic below shows the diversification within our 2019 cash royalty receipts by product, therapeutic area and marketer.

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2019 Royalty Receipts by Products(1)	2019 Royalty Receipts by Therapeutic Area(1)	2019 Royalty Receipts by Marketer(1)

Notes:
1.	Excludes receipts from Tecfidera milestone payments, which are presented as Proceeds from available for sale debt securities on the Statement of Cash Flows.
2.	Comprised of royalty receipts from Truvada, Genvoya, Biktarvy and several other emtricitabine products.
3.	Comprised of royalty receipts from Januvia, Janumet and several other DPP-IVs.

The key growth-driving royalties in our portfolio are protected by long patent lives. The estimated weighted average royalty duration of our portfolio is approximately 15 years based on projected cumulative cash royalty receipts. Our largest marketed royalty in 2019 was on Vertex’s cystic fibrosis franchise, and existing patent applications covering Trikafta, the most significant product in that franchise, are expected to provide exclusivity through 2037. Several of our marketed royalties have unlimited durations and could provide cash flows for many years after key patents have expired. In addition to royalties in marketed therapies, our portfolio also includes royalties on six development-stage product candidates, all of which are currently in Phase III clinical trials or awaiting regulatory approval. These development-stage product candidates are protected by long-dated patents and, if approved, will further extend the duration of our portfolio.

We have a long track record of identifying and acquiring royalties on blockbuster therapies and growing our royalty receipts. Between 2017 and 2019, royalty receipts from our Growth Portfolio grew at a CAGR of nearly     %. Between 2012 and 2019, we grew our Adjusted Cash Receipts from approximately $         to approximately $        , reflecting a CAGR of     %. Since the beginning of 2012, when we began acquiring royalties on development-stage product candidates, we have deployed approximately $         of cash to acquire new royalties, representing average annual royalty acquisitions of $        . These acquisitions have added                new royalties to our portfolio, including                royalties on therapies with estimated 2019 end market sales of more than $1 billion, representing an average of more than one new blockbuster per year. Of the 22 therapies in our portfolio that each have 2019 end-market sales of more than $1 billion, approximately half of those therapies were acquired since the end of 2011. The chart below compares the royalties in our portfolio related to therapies with end-market sales of more than $1 billion as of the end of 2011, the end of 2015 and the end of 2019. The significant number of new blockbusters in our current portfolio reflects our consistent ability to replenish our portfolio with leading biopharmaceutical assets.

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Consistent Record of Building and Refreshing Portfolio with Blockbuster Products

We are highly selective in the royalties that we acquire, and a number of our royalty assets have outperformed Wall Street research analysts’ consensus forecasts, allowing us to capture upside that was under-appreciated by the market. For example, at the time of our acquisition in 2006, consensus forecasts for worldwide Humira sales for 2010 were $3.7 billion. In 2010, actual reported sales for the year were $6.5 billion and the product reached peak sales of approximately $20 billion in 2018. When we acquired our Imbruvica royalty rights from Quest Diagnostics in 2013, consensus forecasts for worldwide Imbruvica sales for 2018 were $2.7 billion. In 2018, actual reported sales for the year were $4.5 billion and Imbruvica is currently expected to achieve sales of approximately $10 billion by 2024. Lastly, at the time of our acquisition in 2014, consensus forecasts for Vertex’s cystic fibrosis franchise in 2024 were approximately $6.5 billion, primarily driven by expectations for Orkambi. Sales results for the franchise underperformed relative to street consensus in the near-term, but following approval of Trikafta, sales for the franchise are now expected to reach more than $8 billion by 2024.

Our business model captures many of the most attractive aspects of the biopharmaceutical industry, but with reduced exposure to many common industry challenges. The biopharmaceutical industry benefits from a number of highly attractive characteristics, including long product life cycles, significant barriers to entry and non-cyclical revenues. However, the industry also faces a number of challenges, including the risks associated with early-stage drug discovery, growing drug development costs and high fixed manufacturing and marketing infrastructure costs. As a result, most biopharmaceutical companies focus on a limited number of core therapeutic areas and treatment modalities where they have strong research and development expertise or an existing commercial presence.

Our capital-efficient business model, focused on acquiring biopharmaceutical royalties, captures many of the most attractive characteristics of the industry, but with reduced exposure to the common industry challenges. We have a highly flexible approach that is agnostic to both therapeutic area and treatment modality, allowing us to acquire royalties on the most attractive therapies from across the biopharmaceutical industry. We focus on the acquisition of royalties on approved products or development-stage product candidates that have generated strong proof of concept data, avoiding the risks associated with early stage research and development. By acquiring

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royalties, we are able to realize payments based directly on the top-line sales of leading biopharmaceutical therapies, without the costs associated with fixed research and development, manufacturing and commercial infrastructure.

Our unique role in the biopharmaceutical ecosystem positions us to benefit from multiple compounding growth drivers. There has been a dramatic acceleration of medical research in recent years, leading to a better understanding of the molecular origins of disease and the identification of new potential targets for therapeutic intervention. This has created research and development opportunities for new drugs on which we can ultimately acquire royalties. Technological innovation has led to the creation of number of new treatment modalities, expanding the ways in which unmet medical needs can be addressed. New biopharmaceutical companies have been created at a significant pace over recent years, with a total of approximately 170 biotechnology companies completing initial public offerings in the United States between 2015 and 2019, more than any other industry sector. These new companies, along with existing biopharmaceutical companies, have significant capital needs that can be met through the non-dilutive sale of existing or synthetic royalties. Significant industry competition, particularly within attractive therapeutic areas, rewards companies that can rapidly execute broad clinical development programs, making access to capital at the significant scale that we can provide a key differentiator. The significant pace of innovation, resulting from these industry trends, is reflected in FDA drug approval rates, which reached an all-time high in 2018. These new drug approvals grow the universe of drugs in which we can acquire royalties. Within the distributed industry model of drug development, there is the potential for multiple royalties to be created from each new drug that reaches the market. As a result of our significant scale and highly flexible business model, we believe that we are uniquely positioned to capitalize on these compounding growth drivers to grow our royalty receipts and create long-term value for our shareholders. The graphic below summarizes these growth drivers.

Multiple Compounding Tailwinds Driving Growth for Royalty Pharma

We have the ability to capitalize on innovation from across the biopharmaceutical ecosystem. Our approach is to first assess innovative science in areas of significant unmet medical need and then evaluate how to acquire royalties on therapies that we believe are attractive. We closely follow a broad range of therapeutic areas and treatment modalities and are therefore able to move quickly when we identify compelling opportunities to acquire new royalties. We believe that we have established ourselves as a partner of choice, extending from research institutions through small and mid-cap biotechnology companies to leading global biopharmaceutical

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companies. We believe our broad reach positions us to capitalize on the significant ongoing innovation across the biopharmaceutical ecosystem. The graphic below provides examples of the broad array of companies and institutions from which we have acquired royalties, and the leading therapies on which we have acquired royalties. The therapies shown reflect examples from our current portfolio as well as earlier acquisitions.

We have a talented, long-tenured team with deep relevant experience. Our team has significant experience identifying, evaluating and acquiring royalties on biopharmaceutical therapies. Together they have been responsible for our $             billion of acquisitions of biopharmaceutical royalties and related assets. In total, our team has             years of relevant experience across biopharmaceuticals, investment banking, equity research, management consulting, law and academia. This includes experience with leading institutions such as Bank of America, Citi, Davis Polk & Wardwell, Evercore ISI, Gibson Dunn, Goodwin Procter, Goldman Sachs, J.P. Morgan, Lazard, McKinsey, Morgan Stanley, Sanofi and Wyeth Pharmaceuticals. Our team has an extensive network of relationships across pharmaceutical and biotech companies, universities, research institutions, and foundations which it uses to identify and source attractive acquisition opportunities. We believe the depth of our team’s expertise enables us to achieve continued success in the application of our differentiated business model.

Our Competitive Advantages

We believe that we have established a number of significant competitive advantages that will enable us to further advance our leadership position and our status as a partner of choice to the biopharmaceutical ecosystem.

We are the leader in acquiring biopharmaceutical royalties. Since 1996 there have been over 250 biopharmaceutical royalty transactions, representing an aggregate transaction value of approximately $34 billion of cash. We are the leader within the space, having executed transactions with an aggregate transaction value of $         of cash. We estimate this to represent an estimated market share of nearly     % by value between 1996 and 2019. This compares to our next nearest competitor, which we believe has executed $        billon of transactions, which we estimate to represent market share of     %. Over recent years, we have extended our market share relative to our competitors. Between 2004 and 2011 we executed transactions with an aggregate value of $     billion of cash, representing market share of more than     %. Between 2012 and 2019, we executed transactions with an aggregate value of $        billion of cash, representing market share of more than     %.

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Given the scale of our business relative to our competitors, we have a particularly strong leadership position within large royalty transactions. Since 1996, there have been 12 transactions with an aggregate value of more than $500 million. We have executed 11 of the 12 royalty transactions, for a total aggregate transaction value of $         of cash and estimated market share of more than 90%, in this transaction size range. The charts below show our market share since 1996 across all transaction sizes and in royalty transactions with an aggregate value of more than $500 million. As a long tenured pioneer in the royalty asset class and the clear market leader, we have established an unmatched level of experience and credibility that further enhances our ability to acquire royalties that provide exposure to leading biopharmaceutical therapies.

Royalty Market by Estimated Acquiror Share

We have deep access to attractively priced investment grade debt that provides a significant cost of capital advantage. We believe that we have an attractive cost of capital that enables us to acquire high-quality biopharmaceutical royalties at competitive prices while still creating value for our shareholders. As of             , we had an aggregate of $        billion of secured credit facilities in place with a blended cost of less than     %, based on LIBOR. This compelling cost of debt is made possible by the significant scale and diversification of our business. We also have a well-established track record with banks and other institutional debt investors, having raised a total of $        billion in the term loan markets since issuing our first rated term loans in 2007. Our successful history in the debt markets, which provides an important source of funding, gives us deep access to low cost capital. This funding source provides us with significant capacity for future acquisitions and provides the potential for significant ongoing shareholder value creation, by delivering shareholders returns in excess of our overall cost of capital. We believe it provides a meaningful competitive advantage relative to our peers.

We have a highly flexible business model that provides multiple avenues to sustain the growth of our royalty receipts. Our model allows us to invest across a wide range of parameters, including therapeutic area, treatment modality, development-stage and transaction structure. The majority of biopharmaceutical companies focus on a limited number of core therapeutic areas and treatment modalities where they have strong research and development expertise or an existing commercial presence. In contrast, our model is agnostic to both therapeutic area and treatment modality, and allows us to acquire royalties on the most innovative and high potential therapies across the biopharmaceutical industry, including multiple products per therapeutic class. In the early 2000’s, we first identified TNF inhibitors as an exciting class with enormous growth potential and later made investments in Humira, Remicade and Cimzia. This approach mirrors our acquisitions in other high growth opportunities, such as HIV (Biktarvy, Genvoya, Prezista, Truvada), multiple sclerosis (Tecfidera, Tysabri), diabetes (Farxiga, Janumet, Januvia, Onglyza), prostate cancer (Erleada, Xtandi) and migraine (Emgality, rimegepant, vazegepant).

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We acquire royalties in a number of ways including by acquiring existing royalties, acquiring new synthetic royalties and by funding R&D in exchange for future royalties. During the early years of our business, we focused our acquisitions on royalties in approved biopharmaceutical products. However, as we grew and diversified our business, we began acquiring royalties on development-stage product candidates that had demonstrated strong clinical proof of concept. These development-stage transactions have broadened our landscape of potential opportunities and have enabled us to acquire royalties in a less competitive environment where we are able to leverage our both our scientific expertise and financial strength. Since 2012, we have acquired royalties on development-stage products for a total transaction value of $        billion. Products underlying $        billion of these acquisitions have already been approved, leaving us with $        billion of total cash transaction value associated with products that are still in development. In recent years, we have also increased the scope of our investments beyond royalties to include additional assets such as equity investments and the acquisition of businesses with significant royalty assets. Our broad scope maximizes our total addressable market and has allowed us to provide a broad range of solutions to our partners across the biopharmaceutical ecosystem.

2012 – 2019 Royalty Acquisitions by Approval Status (At Acquisition)	2012 – 2019 Royalty Acquisitions by Approval Status (Current)

We seek to provide a “win-win” solution for our partners. In our transactions with our partners across the biopharmaceutical ecosystem, we aim to create favorable outcomes for all parties involved. We believe that our ability to provide mutually beneficial outcomes for our partners is important for the ongoing success of our business and for the maintenance of our leadership position within our industry. We believe that we are able to provide these favorable outcomes as a result of our flexible business model, which enables us to tailor our approach to match the specific needs of our partners. Examples of the benefits our transactions provide for our partners include:

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Academic institutions and charitable foundations / not-for-profits: We provide monetization of significant royalty assets, which can facilitate the diversification of the endowments or asset portfolios of these institutions and/or provide funds for the support of ongoing scientific research or major capital projects.

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Biotech and other small/mid-cap companies: We provide non-dilutive and other forms of capital in exchange for existing or new synthetic royalties on approved or development-stage therapies, while allowing our partners to retain operational control of these therapies. This capital can be used for the ongoing development and/or commercialization of the product portfolios within these companies. We can provide financing at a scale that allows companies to accelerate development programs by conducting simultaneous clinical trials that would otherwise have been conducted sequentially due to financing constraints. We believe our capital can also provide valuable external validation for emerging companies.

•

Global biopharmaceutical companies: We provide non-dilutive capital to fund the development of specific products and/or indications. This capital often facilitates development activities that would not otherwise have taken place due to research budget constraints at these companies. In addition, we

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enable our partners to monetize non-strategic passive royalties, freeing up capital for core business reinvestment.

We have highly differentiated transaction capabilities. We have deep experience in royalty valuation, transaction structuring and transaction execution, as well as extensive knowledge across a wide range of therapeutic areas, drug classes and treatment modalities. We have established streamlined internal processes that allow us to quickly assess and gain conviction in the value of assets when opportunities arise and execute transactions efficiently. This enables us to provide our partners with a high degree of transaction certainty. We take a systematic approach to sourcing and monitoring opportunities, which enables us to efficiently identify potential new assets and to then move rapidly through discussions with partners. We often monitor therapeutic areas or specific products that we believe are attractive for many years in order to be positioned to act quickly when investment opportunities arise. As a result, we have been able to acquire royalties on many of the most attractive drug classes or therapeutic areas over the past three decades. For example, when we began discussions with the Cystic Fibrosis Foundation, in 2014 regarding the potential sale of its royalty on Vertex’s cystic fibrosis franchise, we were able to conduct diligence, negotiate terms, arrange $2.7 billion of financing and close the transaction in approximately four weeks due to the strength of our team and acquisition process. Building upon this extensive experience, in 2019, we reviewed more than 200 potential new royalty transactions and completed a total of seven of these. These figures reflect both our broad funnel of opportunities as well as the disciplined approach to capital deployment that we take when making new acquisitions.

Our Growth Strategies

We intend to grow our business by continuing to be a partner of choice to constituents across the biopharmaceutical value chain, extending our leadership position in biopharmaceutical royalties and continuing to expand our role funding innovation within the biopharmaceutical industry. The key elements of our growth strategy are summarized below.

Continue to acquire royalties on approved products which provide dependable cash flows. The biopharmaceutical industry is undergoing a period of strong growth and unprecedented innovation. This is reflected in the rate of total FDA approvals, which has increased from an average of approximately 90 per year during the period from 2000 to 2010 to 130 per year during the period from 2016 to 2018. Total FDA approvals include both the approval of novel drugs as well as approvals of existing drugs in new indications. We intend to capitalize on this innovation by continuing to acquire royalties on approved products, particularly those that are early in their life cycles, so that we can participate in the growth that is generated as they penetrate their markets, and enter new indications or geographies.

Acquire royalties on attractive product candidates in the late-stages of clinical development. We intend to continue to supplement our diverse portfolio of royalties on approved products with acquisitions of royalties on development-stage product candidates that have generated strong clinical proof of concept data. We seek to acquire royalties on innovative product candidates in the late-stages of clinical development, in order to minimize risk while providing attractive upside potential. There are a number of different approaches that we can utilize to acquire such royalties. We can collaborate directly with the innovator to acquire a new synthetic royalty, monetize an existing royalty held by an innovator that has out-licensed a product candidate, or provide capital to an innovator to co-fund clinical development of a product candidate in exchange for a share of future product sales, if approved. For example, our $300 million collaboration with Pfizer on their Phase III Ibrance program for the treatment of adjuvant breast cancer represents an opportunity to gain exposure to what we believe is one of the largest and most attractive oncology markets at a late and de-risked stage of clinical development. Since 2012, we have acquired royalties on development-stage products for a total transaction value of $         billion of cash. Products underlying $         billion of these acquisitions have already been approved, leaving us with $         billion of total cash transaction value associated with products that are still in development. The significant proportion of our development-stage product acquisitions which have already been approved reflects our ability to consistently identify product candidates with attractive risk-reward profiles.

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Further expand our market opportunity by acquiring biopharmaceutical companies with significant royalty assets, with partners or alone. As a result of out-licensing or other transactions, many biopharmaceutical companies own royalties on approved therapies or development-stage product candidates. In biopharmaceutical acquisitions, the focus of an acquirer is typically on strategic assets over which the target has operational control, rather than on passive financial assets such as royalties. Over the past five years, there has been an average of more than $220 billion per year of biopharmaceutical merger and acquisition activity. We believe that we have a significant opportunity to partner with strategic acquirers which buy companies that own both strategic assets and passive royalties. This approach reduces an acquirer’s net purchase price, while providing us with an additional source of royalties. Given our significant financial resources, including our public equity currency, our deep experience in royalty acquisitions and our proven transaction capabilities, we believe that we are the ideal partner for strategic acquirers in such situations. We may also choose to take the lead in acquiring companies with substantial royalty assets or with products that could be out-licensed to create a royalty.

Continue to grow our network of partners, particularly outside the United States. Given the significant growth of the biopharmaceutical ecosystem globally, we are expanding our network of relationships with potential partners in regions outside the United States. Based on data from EvaluatePharma, we estimate that between 2015 and 2019, there were more than $300 billion in biopharmaceutical out-licensing transactions, where a value was disclosed, including approximately 50% or $150 billion involving licensors based outside the United States. This creates additional opportunities for us to partner with these licensors to acquire the royalties that typically result from such licensing transactions. Our recent multi-party transaction with Eisai and Epizyme, in which we acquired Eisai’s rights to worldwide, ex-Japan royalties on Tazverik, acquired Epizyme’s rights to Japan royalties on Tazverik and acquired publicly traded equity in Epizyme, highlights this opportunity.

Maintain our strong and cohesive company culture as we grow. We have a strong, collaborative and cohesive culture that we have established over the 23 years since our founding. Our culture is defined by a focus on team work, creativity and rigorous thought, as well as a commitment to funding innovation in the biopharmaceutical industry which ultimately seeks to improve the lives of patients. As we become a public company and embark on the next stage of our growth, we are committed to maintaining this culture as we believe it is critical to our ongoing success. We will also continue to recruit and develop talented team members who will supplement our existing employees.

Biopharmaceutical Industry Overview

Significant Industry Growth Supported by Unprecedented Innovation

The global biopharmaceutical industry is a large and growing market. Global prescription pharmaceutical sales are expected to grow from approximately $850 billion in 2019 to approximately $1.2 trillion in 2024, representing a CAGR of 7%, despite nearly $100 billion in cumulative sales being lost to expected patent expiries during the same period. The growth of the biopharmaceutical industry is driven by global, secular trends, including population growth, increasing life expectancy and the growth of the middle classes in emerging markets. The number of people in the world aged 60 or over will reach nearly 2.1 billion by 2050, according to projections by the United Nations, up from less than 1 billion today. Increasing economic affluence, coupled with healthcare reforms to expand access to medical treatments in key developing regions, is expected to increase demand for healthcare treatments and biopharmaceutical products. The chart below shows projected worldwide prescription drug sales between 2019 and 2024.

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Projected Prescription Drug Sales 2019E – 2024E

Source: EvaluatePharma

A dramatic acceleration of medical research in recent years has led to a better understanding of the molecular origins of disease and the identification of new potential targets for therapeutic intervention. This has created research and development opportunities for new drugs. Technological innovation has also led to the creation of new treatment modalities, including ribonucleic acid (“RNA”), based therapies, cell therapies and gene therapies that are expected to drive significant growth over the coming years. This innovation is supported by significant investment in research and development by a broad range of institutions, including the National Institutes of Health (“NIH”), universities and hospitals, biotechnology companies and large global biopharmaceutical companies. In total, more than an estimated $200 billion was invested in biopharmaceutical research and development in 2019, including $39 billion by the NIH. Healthcare is one of the highest contributors to the global R&D spend, contributing approximately 22% of global R&D which is significantly higher than other industries, including software / internet (16%), auto (16%), industrials (11%) and chemicals / energy (4%), etc.

At the same time, the funding required to develop innovative new biopharmaceutical therapies has increased, with the average development cost of a newly-approved drug currently exceeding $1.4 billion. These development costs are putting pressure on the research budgets of the large global biopharmaceutical companies and increasing the level of funding required by development-stage biotechnology companies.

The significant pace of biopharmaceutical innovation and growing cost of drug development has been reflected in the level of capital markets activity that has been observed over recent years. Between 2015 and 2019, a total of approximately $110 billion has been raised by biotechnology companies in the U.S. public capital markets. This includes $21 billion raised by companies across approximately 170 initial public offerings, reflecting an average of 35 IPOs of biotechnology companies per year over the last five years. By comparison, the technology sector has seen an average of approximately 30 IPOs annually, and no other sector has seen an average of more that 10 IPOs annually over the same period. There are now approximately 500 public biotechnology companies in the U.S. with a market capitalization of less than $20 billion.

Increased innovation within the biopharmaceutical industry is also reflected in FDA approval rates, which have accelerated over recent years. FDA approvals reached an all-time high in 2018 with 59 novel drugs and biologics approved, of which 34 (58%) were classified as orphan drugs and 19 (32%) were first-in-class therapies. Between 2016 and 2018, the average number of total FDA approvals was more than 130, representing a greater than 50% increase over the average between 2000 and 2010 of approximately 90 per year. Total FDA approvals include both the approval of novel drugs as well as approvals of existing drugs in new indications.

The significant ongoing growth and capital needs of the biopharmaceutical market provides a substantial tailwind for our business. In addition to driving the growth of our addressable market, it is also significantly expanding the universe of potential partners with which we can make investments as well as increasing the total

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amount of capital required for the ongoing development of biopharmaceutical pipelines broadly. Given our leadership position within the biopharmaceutical royalty sector, we believe that we are well-positioned to continue to capitalize on these long-term growth trends.

The Role of Royalties in the Development of Biopharmaceuticals

The increasing complexity of drug development has changed the traditional model of the fully integrated pharmaceutical company which conducts all activities, from early-stage research, through clinical development, to commercialization, in-house. An industry model has emerged in which universities and other academic institutions focus on basic research and license technology to companies for further development. A biotechnology company may in-license technology from universities, add value through applied research and early-stage clinical development and then either commercialize the product, once approved, or out-license the enhanced technology or product candidate to a large biopharmaceutical company for late-stage clinical development and commercialization.

Royalties play a vital role in this decentralized model of drug discovery and development. When technologies, development-stage product candidates or approved therapies are transferred from one entity to another, a royalty is often created as compensation for the seller. A single drug can generate several royalties, reflecting the contributions of multiple stakeholders in the development process, including, for example, an academic inventor and a small biotechnology company that performed early scientific and development work for a drug that is ultimately commercialized by a multinational pharmaceutical company. The graphic below highlights the distributed model of drug development, and shows how multiple royalties can be created as potential new therapies move through the development value chain.

Royalty Creation is Intrinsic To The Distributed Model of Drug Development

The Creation of Synthetic Royalties

Biotechnology companies require large amounts of capital to fund their operations given the significant cost of drug development and commercialization. This capital has historically been raised in the form of private and

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public equity, as well as convertible debt for later stage companies. Alternatively, companies have out-licensed their assets in order to secure funding in the form of upfront payments and other consideration from partners. However, equity capital has a number of drawbacks, including shareholder dilution, inconsistent availability due to the volatility of the public markets, limited scale and high cost. In addition, the out-licensing of assets to raise capital leads to a loss of operational control of the associated assets.

This significant need for capital, coupled with a frequent preference to retain ownership and operational control of key assets, has increasingly led to biotechnology companies raising capital by creating and selling royalties on existing products within their portfolios, known as synthetic royalties. This form of capital raising provides companies with a number of advantages over traditional sources of funding, including a lack of shareholder dilution, a lower cost relative to equity capital, and the ability to maintain operational control of assets. While synthetic royalties have historically been a limited contributor to overall biotechnology capital raising, we believe they have become a topic of significant interest to the boards and management teams of many biotechnology companies. As a result, we believe that synthetic royalties are emerging as a major source of capital for biopharmaceutical companies and will be an important driver of our growth over the coming years.

The Opportunity for Royalty Pharma across the Biopharmaceutical Ecosystem

We are able to capitalize on the growing volumes of royalties that are created as new therapies move through the drug development value chain. We are also able to provide tailored solutions to the specific needs of the parties within the biopharmaceutical ecosystem. These parties include:

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Academic Institutions and Not-for-Profits—Academia has long been a source of innovation for the biopharmaceutical industry, conducting basic research which results in new technologies that are licensed to companies for further development. As a result, these institutions often receive royalties on development-stage or approved therapies. If these therapies are, or are expected to be, highly successful, these royalties can grow to represent a significant portion of an institution’s total assets. These institutions therefore often look to monetize such royalties in order to facilitate the diversification of their asset portfolios and/or to provide funds for the support of ongoing scientific research or major capital projects.

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Small and Mid-Sized Biotechnology Companies—Companies within the biopharmaceutical industry continue to require significant capital to fund research, develop pipelines and commercialize products. For example, publicly listed U.S. biotechnology companies are expected to require a total of greater than $60 billion in capital over the next three years. While equity has historically been the primary capital source for cash flow negative biotechnology companies, this source of capital is expensive, particularly if a company believes their equity does not reflect the true future prospects of their business. In addition, companies may not be able to access the full funding required for their development programs in a single equity offering, which can lead to a financing overhang and/or the staging of clinical programs to match available capital. As a result, royalty financing is emerging as an important source of non-dilutive financing.

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Global Biopharmaceutical Companies—Given the increasing cost of developing new therapies, large global biopharmaceutical companies face significant pressures in managing their research budgets while at the same time investing in new therapies that will address patient needs and grow their revenues. As a result, these companies will grant economics such as synthetic royalties in exchange for sharing the cost of a clinical trial, efficiently managing R&D expense. In addition, as a result of acquisitions and other transaction activities, large biopharmaceutical companies often end up owning passive royalties on therapies being developed or commercialized by other parties. These royalties are typically viewed as non-strategic financial assets that can be monetized to provide funds that can be redeployed for other strategic activities.

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Our Approach

We are a leading funder of innovation across the biopharmaceutical industry and the partner of choice for royalty collaborations. Our approach is to first assess innovative science in areas of significant unmet medical need and then evaluate how to acquire royalties on therapies that we believe are attractive.

We have a strong base of institutional knowledge of important therapeutic areas and key industry trends. Our team of scientific experts actively monitors the evolving treatment landscape across many therapeutic areas and treatment modalities in order to identify new opportunities. We analyze a wide range of scientific data and stay in constant communication with leading physicians, scientists, biopharmaceutical executives and venture capital firms. This allows us to quickly assess and gain conviction in the value of assets when acquisition opportunities arise.

We take a disciplined approach in assessing opportunities and seek to acquire exposure to therapies based on the following key product characteristics:

•	Clinically validated: therapies that have received regulatory approval or have strong clinical proof-of-concept data that gives us confidence in the clinical and commercial profile.

•	High unmet need: therapies that address areas of significant unmet medical need that also represent large commercial opportunities.

•	Significant benefits to patients: therapies that have potential to disrupt or significantly enhance the treatment paradigm for patients and physicians based on compelling clinical data.

•	Unique competitive positioning: therapies that are well-positioned to be leaders in their respective categories and are expected to maintain a competitive advantage in the long-term.

•	Growth potential: therapies where we see strong long-term potential, based on our in-depth evaluation and in-house expertise.

•	Strong marketer: therapies marketed by biopharmaceutical companies that have the resources, capabilities and commitment to successfully develop them and maximize their commercial potential.

•	IP: therapies that have strong patent portfolios and offer durable, long-term cash flows.

•	Attractive value proposition: therapies that we believe provide value-add to the healthcare system.

Our focus is to create significant long-term value for our shareholders by acquiring both approved and development-stage products through a variety of structures. In evaluating these acquisition opportunities, we focus on the following financial characteristics:

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Long duration cash flows: we prioritize long-duration assets over short-duration assets that may boost near-term financial performance. The durability of our cash flows also allows us to add leverage to our portfolio, enhancing returns and providing capital that we can use to acquire additional assets.

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Attractive risk-adjusted returns: we focus on generating attractive returns on our investments on a risk-adjusted basis. We do not target the same return for all assets and evaluate opportunities across the risk spectrum.

•	Growth and scale: we seek assets that are accretive to our long-term growth profile and additive to our overall scale.

We conduct extensive due diligence when evaluating potential new opportunities. We have end-to-end capabilities that span clinical and commercial analysis, valuation and transaction structuring. We have a highly focused and experienced team that conducts proprietary primary market research, forms its own views on the clinical and commercial outlook for the product, and builds its own financial models, allowing us to generate direct insights and allowing us to take significant accountability and ownership for our investments. We invest significant time and resources across all levels of the organization, including senior leadership, in the evaluation of potential opportunities.

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Classification of Our Royalty Acquisitions

Royalty Acquisitions by Approval Status

We classify our royalty acquisitions by the approval status of the therapy at the time of acquisition:

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Approved Products—We acquire royalties in approved therapies that generate predictable cash flows and may offer upside potential from unapproved indications. Since inception in 1996 and through 2019, we have deployed $             billion of cash to acquire royalties on approved products. Since 2012, we have acquired $             billion of royalties on approved products.

•

Development-Stage Products—We acquired royalties on development-stage product candidates that have demonstrated strong clinical proof of concept. Since 2012, when we began acquiring development-stage products, we have deployed $             billion to acquire royalties on development-stage products.

While we classify our acquisitions in these two broad segments, several of our acquisitions of royalties on approved products were driven by the long-term potential of these products in other, unapproved indications. For example, when we first acquired royalty asset in Humira in 2006, we classified it as an approved investment. At the time, it was approved for the treatment of rheumatoid arthritis, psoriatic arthritis and ankylosing spondylitis and was generating approximately $2 billion in global sales. Since then, Humira has been approved for many other indications and achieved global sales of over $20 billion in 2018.

Similarly, some of our royalty acquisitions in development-stage products are for products that are approved in other indications. For example, when we acquired the cystic fibrosis franchise for $3.3 billion in 2014, the only approved product was Kalydeco, which was only approved for use in approximately 5% of cystic fibrosis patients and sold approximately $370 million in 2013. Given that the vast majority of the value of our investment was attributable to development-stage products, we classified this as a development-stage product acquisition. Since 2014, three other combination products have been approved, and now the cystic fibrosis franchise addresses approximately 90% of cystic fibrosis patients. In 2019, the cystic fibrosis franchise generated total revenues of $4.0 billion and is expected to generate more than $8.0 billion in 2024.

Royalty Acquisition by Structure

We acquire royalties in a variety of ways that can be tailored to the needs of our partners. We classify our acquisitions according to the following structures:

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Third-party Royalties—A royalty is the contractual right to a percentage of top-line sales from a licensee’s use of a product, technology or intellectual property. The majority of our current portfolio consists of royalties that had been previously created by other parties prior to our acquisition.

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Synthetic / Hybrid Royalties—A synthetic royalty is the contractual right to a percentage of top-line sales created by the developer and/or marketer of a therapy in exchange for funding. In many of our synthetic royalty acquisitions, we also make investments in the public equity of the company, where the main value driver of the company is the product on which we concurrently acquired a royalty.

•	R&D Funding—We fund R&D, typically for large biopharmaceutical companies, in exchange for future royalties and/or milestones if the product or indication we are funding is approved.

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Acquisitions of Companies—We seek to partner with companies to acquire other biopharmaceutical companies that own significant royalties. We may also seek to acquire biopharmaceutical companies that have significant royalties or where we can create royalties in subsequent transactions.

Annual Royalty Acquisitions Made Over Time

Since inception in 1996 through 2019, we have deployed cash to acquire a total of $             billion in biopharmaceutical royalties, representing approximately     % of all royalty-based acquisitions through the end of

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2019. Since 2012, we have acquired $            billion in royalties and related assets, with annual cash deployment ranging from a low of $            million in                to a high of $            billion in                . This reflects an average of $            billion of new royalty acquisitions per year. While our investment pace is uneven from year to year due to the unpredictable timing of new royalty acquisition opportunities, we have consistently deployed significant amounts of cash when measured over multi-year periods. Our approach is rooted in a highly disciplined evaluation process that is not driven by a minimum annual capital deployment threshold. For example, in 2018, we deployed $839 million in cash for royalties of and finished the year with $1.9 billion in cash. In 2019, we deployed $             million in cash for royalties and finished the year with $        in cash. Being patient and selective is a hallmark of our disciplined investment process and a key driver of our success.

Annual Royalty Acquisitions Since 2012

Select Examples of Our Royalty Acquisitions

We have a consistent and long-standing track record of identifying and acquiring royalties on market-leading therapies, at significant scale and under accelerated timelines. We believe that we differentiate ourselves by offering creative and customized transaction structures that benefit all counterparties. The following are select examples across various times in our history which demonstrate our ability to navigate scale, speed and complexity in multiple transaction scenarios:

Acquisition of the Cystic Fibrosis Foundation’s Royalty Asset on Vertex Pharmaceuticals’ Cystic Fibrosis Franchise

In November 2014, we acquired the Cystic Fibrosis Foundation’s royalties on worldwide sales of Vertex’s cystic fibrosis franchise for $3.3 billion. Vertex’s cystic fibrosis franchise is comprised of a combination of therapies that now address approximately 90% of patients with the disease. The Cystic Fibrosis Foundation (“CFF”) played an integral role in the funding of research for this portfolio and, in turn, was entitled to a royalty on worldwide sales of certain cystic fibrosis (“CF”) therapies developed by Vertex. We first invested in CF in 1999 when we acquired a royalty on Novartis’ TOBI, an inhalable antibiotic. Over the following decade, we closely tracked developments in the space while fostering an active dialogue with key stakeholders, including the CFF given its leadership role in early-stage clinical funding for CF therapies. In 2008, when Vertex’s first CF therapy (Kalydeco) achieved promising initial Phase II data, we approached the CFF to discuss their royalty asset. Although discussions did not progress, we continued to closely monitor developments in the CF clinical landscape and more specifically on Vertex’s portfolio while also maintaining an active dialogue with the CFF. In 2014, after positive Phase III data for another Vertex CF therapy (Orkambi), we again engaged with the CFF.

In 2014, the vast majority of the value of the CFF’s royalty was attributable to development-stage products in Vertex’s CF pipeline. In addition, the CFF had entered into two prior capped royalty transactions that meant that the CFF was entitled to no cash flow from its royalty for two years and only modest cash flow in years three and four. Acquiring and financing the CFF royalty transaction would have been very challenging for any

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counterparty that did not have our level of financial resources and experience. Based on our experience and prior relationship with the foundation, we believed that we had a strong understanding of the CFF’s objectives and concerns for a potential transaction. Based on this, we structured a transaction to allow for the CFF to share in future upside above a specified sales threshold.

Our deep understanding of the CF market and of the development candidates in Vertex’s portfolio allowed us to gain high conviction about executing a transaction of this unprecedented scale, for an asset with no cash flow and significant clinical, regulatory and commercial risk remaining, all within a short execution window. At the time of the deal, the $3.3 billion transaction was approximately four times the size of our largest royalty transaction to date and more than 10 times larger than any individual royalty transaction executed by one of our competitors. We were able to quickly agree on terms with the CFF, and our deep capital market experience allowed us to secure a $2.7 billion loan that enabled us to close the acquisition in a matter of weeks. Our unparalleled scale and execution experience in the royalty space, coupled with our rigorous, but streamlined, internal processes enabled us to provide the CFF with a high degree of deal certainty despite the complexities of the transaction.

The liquidity provided by our transaction enabled the CFF to expand its efforts to develop new lifesaving therapies, ensure that the best possible care and patient programs are available for patients with CF and their families, and pursue new opportunities to one day develop a lifelong, permanent cure for the disease. Research and medical funding at the organization has more than doubled over the past seven years from $87 million in 2012 to approximately $220 million in 2019, with the number of research awards and supported CF clinical trials also more than doubling over the same period. These grants were used to fund 64 clinical trials in 2019, up from 28 in 2012. Since our royalty acquisition in 2014 when only Kalydeco was approved, three more royalty-bearing products in Vertex’s portfolio have been approved (Orkambi, Symdeko and Trikafta), expanding the eligible CF population for Vertex products from approximately 5% of patients to approximately 90% of patients today, and extending the estimated duration of our royalties through 2037, 23 years after our initial royalty acquisition.

Three-Way Royalty and Equity Transaction with Epizyme and Eisai Relating to Tazverik

In November 2019, we acquired Eisai’s royalties on future worldwide sales of Epizyme’s oral EZH2 inhibitor, Tazverik, outside Japan for a total of up to $330 million. Concurrently, we paid $100 million to Epizyme in exchange for Epizyme common stock, Epizyme’s royalty on sales of Tazverik in Japan payable by Eisai, and warrants to purchase $50 million of additional common stock. We also lowered Epizyme’s royalty on Tazverik above certain sales thresholds and granted Epizyme a put option to sell an additional $50 million of common stock to us, which they have since exercised. In connection with the transaction, our CEO joined the Board of Directors at Epizyme. We believe that Tazverik, which was approved by the FDA for epithelioid sarcoma in January 2020, has the potential to be an important therapy in multiple types of cancer.

Due to a previous licensing agreement, Epizyme owed a royalty to Eisai on worldwide sales of Tazverik outside of Japan, and received a royalty from Eisai on future Japan sales. Having access to detailed due diligence on Tazverik from our Epizyme equity transaction greatly facilitated our purchase of Eisai’s royalty. We structured the purchase of its Tazverik royalty as an upfront payment of $110 million, plus up to an additional $220 million upon FDA approval for certain indications.

We believe that this transaction demonstrates our differentiated ability to access attractive opportunities from our network and create innovative structures to meet the needs of multiple stakeholders. Our access to in-depth due diligence at Epizyme gave us a high level of conviction to purchase a royalty asset in Tazverik ahead of FDA approval and common equity of Epizyme. Our creative transaction structure provided “win-win” solutions for both Eisai and Epizyme. We facilitated Eisai’s monetization of a passive financial asset and we helped Epizyme lower the royalty owed on sales of Tazverik, while supporting their clinical and commercial investments. In turn, we gained unique exposure to a first-in-class therapy with blockbuster sales potential via multiple royalties and an equity investment.

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Acquisition of Memorial Sloan-Kettering Cancer Center’s Neupogen/Neulasta Royalty

In 2004 and 2005, we acquired Memorial Sloan-Kettering Cancer Center’s (“MSKCC”) royalty asset in Amgen’s Neupogen/Neulasta, a stimulant of white blood cell production that is used to reduce the risk of infection for cancer patients receiving various forms of chemotherapy, for a total of $405 million. These blockbuster marketed therapies were in the early stages of a transition from Neupogen to the longer-lasting version, Neulasta. MSKCC is a leading cancer research center, and at the time was preparing to expand its footprint and build the largest research center in New York City. However, the illiquid Neupogen/Neulasta royalty asset relative to MSKCC’s total endowment represented a significant percentage of total endowment assets. Under the agreements with Royalty Pharma, MSKCC sold 80% of its royalty asset across two separate transactions for upfront cash payments totaling $405 million, which provided the organization access to the capital required to build the new facility. In addition, as part of the agreement, MSKCC made an equity investment in Royalty Pharma and remains an equity investor 15 years later.

Through our creative and customized transaction structuring, MSKCC received immediate cash to fund a significant capital project to benefit patients, retained some exposure to Neupogen/Neulasta’s commercial performance, and became an investor in Royalty Pharma, giving MSKCC exposure to a diversified portfolio of market-leading therapies that would provide it with ongoing cash flows for more than 20 years after the Neupogen/Neulasta royalties expired. We added a market-leading cancer treatment to our portfolio and added a prominent industry participant as an investor in our Company.

Our Portfolio

We believe that we have established ourselves as a partner of choice across the entire biopharmaceutical ecosystem, collaborating with a wide array of institutions to fund innovation. Our portfolio has been constructed through a broad array of companies and institutions from which we have acquired royalties on leading products, as well as the therapies in which we have acquired interests. Our current portfolio includes more than 40 commercial products and six development-stage product candidates.

Commercial Products

The key royalties in our portfolio related to marketed products include:

Cystic fibrosis franchise

Our cystic fibrosis consists of our right to receive royalty payments on the sale of various products marketed by Vertex Pharmaceuticals for use in the treatment of cystic fibrosis, including Kalydeco (ivacaftor), Orkambi (lumacaftor and ivacaftor), Symdeko (tezacaftor and ivacaftor) and Trikafta (elexacaftor/ivacaftor/tezacaftor). Trikafta is under review by the EMA. Together, these products represent the leading treatments for cystic fibrosis, providing a treatment solution that is applicable to approximately 90% of cystic fibrosis patients. We added the cystic fibrosis franchise to our portfolio in November 2014. While our rights to royalties on the cystic fibrosis franchise are not tied to patents, the sales of the product in the cystic fibrosis franchise would likely decline significantly when key patents expire. Key U.S. patents expire in                  and key EU patents expire in                 . Total global end market sales for our cystic fibrosis franchise during 2019 were approximately $             and we generated $             in related royalty receipts over the same period.

Tysabri

Tysabri (natalizumab) is a monoclonal antibody marketed by Biogen for the treatment of multiple sclerosis and relapsing forms of multiple sclerosis to reduce the frequency of relapses. Tysabri competes in the high efficacy segment of the multiple sclerosis market, often reserved for patients with aggressive disease at onset and patients who have failed front-line therapies. We added Tysabri to our portfolio in February 2017. Key U.S. patents expire in                  and key EU patents expire in                  (although our right to royalty payments is a perpetuity). Total global end market sales for Tysabri during 2019 were approximately $             and we generated $             in related royalty receipts over the same period.

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Imbruvica

Imbruvica (ibrutinib) is a small molecule Bruton’s tyrosine kinase inhibitor marketed by AbbVie and Janssen / Johnson & Johnson that is approved for the treatment of various B-cell cancers, including CLL, mantle cell lymphoma, Waldenstrom macroglobulinemia (a type of non-Hodgkin lymphoma) and marginal zone lymphoma, as well as the treatment of chronic GVHD. Imbruvica is being studied in additional ongoing trials, with a recent sNDA filed to expand the label to include the combination with Rituxan (rituximab) for first-line treatment of patients with CLL who are 70 years old or younger. We added Imbruvica to our portfolio in July 2013. Key U.S. patents expire in                  and key EU patents expire in                 . Total global end market sales for Imbruvica during 2019 were             $ billion and we generated $             million in related royalty receipts over the same period.

HIV franchise

Our HIV franchise consists of our right to receive royalty payments on the sale of various products, including Atripla, Biktarvy, Complera, Descovy, Emtriva, Genvoya, Odefsey, Stribild, Symtuza and Truvada, which have been approved for the treatment and prevention of human immunodeficiency virus infection and acquired immune deficiency syndrome (HIV). Gilead is the marketer for the products in our HIV franchise. We added the HIV franchise to our portfolio starting in July 2005. Key U.S. patents expire in                  and key EU patents expire in                 . Total global end market sales for the products in our HIV franchise during 2019 were approximately $             and we generated $             in related royalty receipts over the same period.

Januvia, Janumet, other DPP-IVs

Our interests in DPP-IV inhibitors consist of our right to receive royalty payments on the sale of various products, including Januvia (sitagliptin) / Janumet (sitagliptin and metformin); Onglyza (saxagliptin) / Kombiglyze (saxagliptin and metformin); Qtern (dapagliflozin and saxagliptin); Galvus (vildagliptin) / Eucreas (vildagliptin and metformin); Tradjenta (linagliptin) / Jentadueto (linagliptin and metformin); and Nesina (alogliptin), which have been approved for the treatment of Type 2 diabetics in substitution of, or in addition to, insulin therapy. Merck is the marketer for Januvia / Janumet; AstraZeneca is the marketer for Onglyza / Kombiglyze; AstraZeneca is the marketer of Qtern; Novartis is the marketer for Galvus / Eucreas; Boehringer Ingelheim and Eli Lilly are the marketers for Tradjenta / Jentadueto; and Takeda is the marketer for Oseni, Kazano and Nesina. Key U.S. patents expire in                  and key EU patents expire in                 . We added the DPP-IV inhibitor products to our portfolio in June 2011. Total global end market sales for the DPP-IV inhibitors during 2019 were approximately $             and we generated $             in related royalty receipts over the same period.

Xtandi

Xtandi (enzalutamide) is an oral, small molecule androgen receptor inhibitor marketed by Pfizer and Astellas for the treatment of prostate cancer. Xtandi was approved in 2012 for metastatic prostate cancer patients who failed chemotherapy, in 2014 for the treatment of pre-chemotherapy metastatic prostate cancer and in 2018 for the treatment of non-metastatic prostate cancer. Xtandi is under review by the EMA for the treatment of patients with hormone-sensitive metastatic prostate cancer. Additionally, Xtandi is currently undergoing a Phase III trial for the treatment of patients with biochemically-recurrent high-risk non-metastatic hormone-sensitive prostate cancer with data expected in 2020. We added Xtandi to our portfolio in March 2016. Key U.S. patents expire in                  and key EU patents expire in                 . Total global end market sales for Xtandi during 2019 were approximately $             and we generated $             in related royalty receipts over the same period.

Promacta

Promacta is an oral, small molecule activator of the thrombopoietin receptor used to increase the number of platelets in the blood, marketed by Novartis for the treatment of chronic ITP and AA. We added Promacta to our

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portfolio in March 2019. Key U.S. patents expire in                  and key EU patents expire in                 . Total global end market sales for Promacta during 2019 were approximately $             and we generated $             in related royalty receipts over the same period.

Tazverik

Tazverik (tazemetostat) is a first-in-class, oral EZH2 inhibitor marketed by Epizyme approved for the treatment of epithelioid sarcoma. Tazverik is being studied in additional ongoing trials, with a recent NDA filed to expand the label to include the treatment of patients with relapsed or refractory follicular lymphoma. Tazverik was approved in the United States in January 2020. We added Tazverik to our portfolio in November 2019. Key U.S. patents expire in                  and key EU patents expire in                 . Total global end market sales for Tazverik during 2019 were approximately $             and we generated $             in related royalty receipts over the same period. Global end market sales of Tazverik are projected to grow to $0.6 billion in 2024, according to EvaluatePharma.

Crysvita

Crysvita (burosumab) is a monoclonal antibody against fibroblast growth factor 23 marketed by Ultragenyx and Kyowa Kirin that is approved for the treatment of X-linked hypophosphatemia (“XLH”), a rare genetic orphan disease that impacts bone development in adults and children. We added a royalty on Crysvita sales in Europe to our portfolio in December 2019. Key U.S. patents expire in                  and key EU patents expire in                 . Total global end market sales for Crysvita during 2019 were approximately $             and we generated $             in related royalty receipts over the same period. Global end market sales of Crysvita are projected to grow to $1.2 billion in 2024, according to EvaluatePharma

Development-Stage Product Candidates

The key royalties and other related assets in our portfolio are based on the following development-stage product candidates:

Ibrance

Ibrance (palbociclib) is an oral, small molecule cyclin-dependent kinase 4/6, inhibitor marketed by Pfizer. Ibrance was approved by the FDA in 2015 for the treatment of metastatic hormone receptor positive breast cancer. In January 2016, we partnered with Pfizer for the ongoing Phase III program of Ibrance for the adjuvant treatment of breast cancer. Key U.S. patents expire in                  and key EU patents expire in                 . Two related Phase III trials are ongoing, PENELOPE-B and PALLAS, with data expected in late 2020 and early 2021, respectively. Global end market sales of Ibrance are expected to grow to $9.6 billion in 2024, according to EvaluatePharma.

Sacituzumab govitecan

Sacituzumab govitecan is a novel, first-in-class antibody-drug conjugate in Phase III of clinical development by Immunomedics for various solid cancers, including metastatic triple-negative breast cancer. We added sacituzumab govitecan to our portfolio in January 2018. Key U.S. patents expire in                  and key EU patents expire in                 . The treatment is currently under review by the FDA for the treatment of patients with metastatic triple-negative breast cancer who have received at least two prior therapies for metastatic disease, with a PDUFA target action date of June 2, 2020. A confirmatory Phase III trial in metastatic triple-negative breast cancer is also expected to readout in mid-2020. Global end market sales of sacituzumab govitecan are expected to grow to $1.4 billion in 2024, according to EvaluatePharma.

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Rimegepant and vazegepant

Rimegepant and vazegepant are small molecule CGRP receptor antagonists in clinical development by Biohaven Pharmaceuticals for the acute treatment and prevention of migraine. Rimegepant is administered orally and vazegepant is administered nasally. We added rimegepant and vazegepant to our portfolio in June 2018. Key U.S. patents expire in                  and key EU patents expire in                 . Rimegepant is currently under review by the US FDA for the treatment of patients with acute migraine, with a PDUFA target date in the first quarter of 2020. Rimegepant is also currently undergoing a Phase III trial for the preventive treatment of migraine, with data expected in the first quarter of 2020. Vazegepant reported positive top-line results in a pivotal Phase 2/3 study for the acute treatment of migraine in December 2019. Global end market sales of rimegepant and vazegepant are projected to grow to $0.9 billion in 2024, according to EvaluatePharma.

Omecamtiv mecarbil

Omecamtiv mecarbil is an oral, small molecule cardiac myosin activator in Phase III clinical development by Amgen and Cytokinetics for the treatment of heart failure with reduced ejection fraction. Omecamtiv mecarbil is the subject of a comprehensive Phase III clinical trials program comprised of GALACTIC-HF, a large, Phase III global cardiovascular outcomes study, and METEORIC-HF, a Phase III clinical trial designed to evaluate the effect of treatment with omecamtiv mecarbil compared to placebo on exercise capacity. We added omecamtiv mecarbil to our portfolio in 2017. Key U.S. patents expire in                  and key EU patents expire in                 . Omecamtiv mecarbil is expected to be approved in the United States in 2022.

PT027

PT027 is an investigational fixed dose combination of the inhaled corticosteroid, budesonide, and albuterol, a short-acting beta-2 agonist for the treatment of asthma. In 2018, we agreed to fund up to approximately $105 million over multiple years to fund a portion of the costs for Phase III clinical trials of Avillion II, who simultaneously entered into a co-development agreement with AstraZeneca to advance PT027 through a global clinical development program in exchange for a series of deferred payments and success-based milestones.

The table below provides a summary of the royalty duration and rates for our key products:

Product	Royalty Rate
Cystic Fibrosis franchise	For combination products, sales are allocated equally to each of the active pharmaceutical ingredients; tiered royalty ranging from single digit to sub-teen percentages on worldwide annual net sales of ivacaftor, lumacaftor and tezacaftor, and mid-single digit percentages on elexacaftor

Tysabri	Contingent payments of 18% on annual worldwide net sales up to $2.0 billion and 25% on annual worldwide net sales above $2.0 billion

Imbruvica	Tiered royalties in the mid-single digits on annual worldwide net sales

HIV franchise	Royalties in the single digit percentages, varying by product depending on contribution of emtricitabine to the total

Januvia, Janumet, Other DPP-IVs	Royalties in the low single digit percentages, varying by product

Xtandi	4% royalty on worldwide net sales

Promacta	Tiered royalty ranging from 4.7% to 9.4% on annual worldwide net sales

Tazverik	Royalties in the mid-teen percentages on annual worldwide net sales, stepping down on annual worldwide net sales above certain sales thresholds

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Product	Royalty Rate
Crysvita	10% royalty on net sales in the European Union; royalties cease when royalty payments are greater or equal to 1.9 times the purchase price if prior to December 31, 2030; otherwise royalties cease when royalty payments are greater or equal to 2.5 times the purchase price

Ibrance	Royalties on certain annual worldwide net sales of Ibrance

Sacituzumab govitecan	4.15% royalty on worldwide annual net sales up to $2 billion, declining step-wise based on sales tiers to 1.75% on worldwide annual net sales above $6 billion

Rimegepant and Vazegepant	2.1% royalty on annual worldwide net sales up to $1.5 billion; 1.5% royalty on annual worldwide net sales above $1.5 billion

Omecamtiv mecarbil	4.5% royalty on worldwide net sales

PT027	Not disclosed

There can be no assurance that patents covering the products generating our royalties will expire when expected. Any reduction in the expected patent term or any other expected period in which we are entitled to receive royalties may have a material adverse impact on our financial condition and results of operation. See “Risk Factors—Risks Relating to Our Business” for further information.

Our History

Our business was founded in 1996 by Pablo Legorreta, a pioneer in the funding of innovation in the biopharmaceutical sector. Since our inception, Royalty Pharma has been a leader in establishing royalties as a new asset class within the biopharmaceutical sector. Over the 23 years of our history, we have acquired a total of $         billion in biopharmaceutical royalties, which we estimate to represent a market share of     %. The significant success of our business has been the result of a singular, focused strategy of actively identifying and tracking the development and commercialization of key therapies for the treatment of diseases with significant unmet medical needs and revenue potential, and sourcing, evaluating and acquiring long duration royalties on those products.

Since our founding, we have sought to continuously adapt and evolve our strategy, business model and capital structure in order to expand our market opportunity, enhance our competitive advantage, optimize our cost of capital and continue to create significant value for our shareholders. Royalty Pharma was initially founded as a finite-life, serial fund. In 2004, Royalty Pharma converted into an evergreen business, with an indefinite life, and created the first securitization debt facility backed by pharmaceutical royalties. In 2007, Royalty Pharma converted its securitization debt facility into a syndicated term loan facility. Each of these changes has led to a lower blended cost of capital and ever greater scale, further driving our ability to deploy capital and capture market share. We believe that our initial public offering is the next logical step in the evolution of our strategy, business model and capital structure.

Key Periods of Our History

The key periods of our history are summarized below:

•

1996 to 2003—Serial Fund: During this initial period of our operations, we pioneered the creation of the biopharmaceutical royalty asset class, educating both investors and owners of royalty assets on the potential benefits of our business model. In this early phase, we acquired $             million of royalties related exclusively to approved biopharmaceutical products using expensive private equity capital. Our average total annual royalty acquisitions from 1996 to 2003 were less than $             million per year and our market share by total transaction value was greater than     %.

•	2004 to 2011—Evergreen Business: In 2004, we converted to an evergreen business which enabled us to use returns generated from our investments to fund new royalty acquisitions, meaningfully growing

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our business over time. In addition, we began to utilize a securitized debt facility to fund our acquisitions, which significantly reduced our overall cost of capital. In 2007, we converted this securitization facility into a syndicated term loan facility, further reducing our cost of capital. During this period, we acquired $             billion of royalties, again, exclusively related to approved biopharmaceutical products. Our average total annual royalty acquisitions from 2004 to 2011 were $             million and our market share by total transaction value was greater than     %.

•

2012 to 2019—Evergreen Business with Expanded Investment Scope: By 2012, our significant scale and diversification facilitated an expansion of the scope of our investing activities to include acquisitions of royalties related to development-stage product candidates, R&D funding agreements in which we provided capital for clinical trials in exchange for future royalties, and the partnering with other companies in the acquisition of businesses with significant royalty assets. During this period, Royalty Pharma acquired $        billion of both approved and development-stage royalties across a range of structures. Our average annual royalty acquisitions from 2012 to 2019 were $        billion and our market share by total transaction value was greater than     %.

The graphic below provides additional detail on the scale of our royalty acquisitions and market share across these three phases of our history.

Total Royalty Acquisitions	Average Annual Royalty Acquisitions	Estimated Royalty Market Share

The Next Step in Our Evolution

We believe that an initial public offering is an important next step in the continued evolution of our business that will enable us to further extend our leadership position and to reinforce our position as the partner of choice for the funding of innovation. As a public company, we believe that we can realize a number of significant benefits, including:

•

Deeper access to equity capital—We will have increased access to equity capital for new royalty acquisitions via access to the public equity markets. We will be able to raise new equity, if required, via follow-on offerings that can be conducted in a highly time-efficient manner.

•

Increased acquisition capacity—Our access to the deep public equity markets will further increase our ability to secure new royalty acquisitions. This will enable us to extend our leadership position in the acquisition of large royalties, and will facilitate additional types of acquisitions, such as those of companies with significant royalty assets.

•

Broadened shareholder base—We believe that our leadership position in biopharmaceutical royalties, coupled with our significantly increased liquidity, will help attract a broader universe of investors than we are currently able to access as a private entity.

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The Manager

The Manager is an “investment adviser” registered with the SEC under the U.S. Investment Advisers Act of 1940. In connection with this offering, we will enter into a new management agreement with the Manager pursuant to which it delegates discretion to make substantially all day-to-day decisions subject to oversight by our board of directors. The Manager will provide such adequate information and reports to the Company as the Company considers appropriate in order to exercise effective oversight of the Manager’s actions pursuant to the management agreement, to monitor and manage the risks to which the Company is exposed, and to assess the Manager’s performance. The Company will retain the right to remove the Manager in certain circumstances. The Manager will also enter into a management agreement with RPI with respect to decisions relating to acquisition of royalties by RPI. The Manager (or an affiliate of the Manager) will receive a quarterly Operating and Personnel Payment in cash pursuant to the Management Agreement. See “Certain Relationships and Related Party Transactions—Management Agreement” for a description of the terms of the Management Agreement, including the Manager’s Operating and Personnel Payment, and see “Management” for information regarding the management team of the Manager. In addition, Equity Performance Awards Holdings, an affiliate of the Manager, is entitled to quarterly equity distributions from RP Holdings based on our performance.

Competition

We face competition from other entities that acquire biopharmaceutical royalties, including competitors to the Manager that are in the similar business of acquiring biopharmaceutical royalties. There are a limited number of suitable and attractive acquisition opportunities available in the market. Therefore, competition to acquire such assets is intense. The Manager is subject to competition from other potential royalty buyers, including from the companies that market the products on which royalties are paid, financial institutions and other entities. These potential royalty buyers may be larger and better capitalized than us. The Manager may not be able to identify and obtain a sufficient number of asset acquisition opportunities to invest the full amount of capital that may be available to us. There can be no assurance that we will continue to acquire biopharmaceutical products and companies that hold biopharmaceutical royalties that are acceptable to us.

The products that provide the basis for the cash flows of the biopharmaceutical products in which we invest are also subject to intense competition. The biopharmaceutical industry is a highly competitive and rapidly evolving industry. The length of any product’s commercial life cannot be predicted. There can be no assurance that one or more products will not be rendered obsolete or non-competitive by new products or improvements made to existing products, either by the current marketer of such products or by another marketer. Adverse competition, obsolescence or governmental and regulatory action or healthcare policy changes could significantly affect the revenues, including royalty-related revenues, of the products which serve as the security or other support for the payments due under the biopharmaceutical products that we hold.

Competitive factors affecting the market position and success of each product include:

•	effectiveness;

•	safety and side effect profile;

•	price, including third-party insurance reimbursement policies;

•	timing and introduction of the product;

•	efficacy of marketing strategy;

•	governmental regulation;

•	availability of lower-cost generics and/or biosimilars;

•	treatment innovations that eliminate or minimize the need for a product; and

•	product liability claims.

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If a product for which we have a royalty receivable or other interest is rendered obsolete or non-competitive by new products, including generics and/or biosimilars, or improvements on existing products or governmental or regulatory action, such developments could have a material adverse effect on the ability of the payor with respect to a biopharmaceutical asset to make payments to us, and consequently could materially adversely affect our business, financial condition and results of operations. If additional side effects or complications are discovered with respect to a product, and such product’s market acceptance is impaired or it is withdrawn from the market, continuing payments with respect to biopharmaceutical products, including royalty payments and payments of interest on and repayment of the principal, relating to such product may not be made on time or at all.

Employees

Our directors and executive officer will manage our operations and activities. However, we do not currently have any employees or any officers other than our executive officer. Pursuant to Administration Agreements with the Manager and its affiliate(s), the Manager or the relevant affiliate will perform corporate and administration services for us. Please see “Certain Relationships and Related Party Transactions.”

As of December 31, 2019, the Manager and its affiliates had 35 employees. None of these employees are represented by labor unions or covered by any collective bargaining agreement. We believe that the Manager’s relations with its employees are satisfactory.

Properties

Our executive offices are located at 110 East 59th Street, New York, NY 10022, and are provided by the Manager. We believe that our office facilities are suitable and adequate for our business as it is contemplated to be conducted.

Legal Proceedings

From time to time, we or the Manager may be a party to various claims, charges and litigation matters arising in the ordinary course of business. Management and legal counsel regularly review the probable outcome of such proceedings. While we cannot feasibly predict the outcome of these matters with certainty, we believe, based on examination of these matters, experience to date and discussions with counsel, that the ultimate liability, individually or in the aggregate, will not have a material adverse effect on our business, financial condition or results of operations or cash flows.

U.S. Investment Company Act Status

We intend to conduct our business so as not to become regulated as an investment company under the U.S. Investment Company Act. An entity generally will be determined to be an investment company for purposes of the U.S. Investment Company Act if, absent an applicable exemption, (i) it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (ii) it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis, which we refer to as the ICA 40% Test.

We do not hold ourselves out as being engaged primarily, or propose to engage primarily, in the business of investing, reinvesting or trading in securities, and believe that we are not engaged primarily in the business of investing, reinvesting or trading in securities. We believe that, for U.S. Investment Company Act purposes, we are engaged primarily, through one or more of our subsidiaries, in the business of purchasing or otherwise acquiring certain obligations that represent part or all of the sales price of merchandise. Our subsidiaries that are so engaged rely on Section 3(c)(5)(A) of the U.S. Investment Company Act, which, as interpreted by the SEC

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staff, requires each such subsidiary to invest at least 55% of its assets in “notes, drafts, acceptances, open accounts receivable, and other obligations representing part or all of the sales price of merchandise, insurance, and services,” which we refer to as ICA Exception Qualifying Assets and not to issue any redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates.

In a no-action letter, dated August 13, 2010, to Royalty Pharma, our predecessor, the SEC staff promulgated an interpretation that royalties that entitle an issuer to collect royalty receivables that are directly based on the sales price of specific biopharmaceutical assets that use intellectual property covered by specific license agreements are ICA Exception Qualifying Assets under Section 3(c)(5)(A). We rely on this no-action letter for the position that royalty receivables relating to biopharmaceutical assets that we hold are ICA Exception Qualifying Assets under Section 3(c)(5)(A) and Section 3(c)(6), which is described below.

As the parent of one or more subsidiaries that rely on Section 3(c)(5)(A), we currently are excepted from registration as an investment company based on Section 3(a)(1)(C) and/or Section 3(c)(6) of the U.S. Investment Company Act. To ensure that we are not obligated to register as an investment company, we must not exceed the thresholds provided by the ICA 40% Test. For purposes of the ICA 40% Test, the term “investment securities” does not include U.S. government securities or securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on Section 3(c)(1) or Section 3(c)(7) of the U.S. Investment Company Act, such as majority-owned subsidiaries that rely on Section 3(c)(5)(A). We also may rely on Section 3(c)(6), which, based on SEC staff interpretations, requires us to invest, either directly or through majority-owned subsidiaries, at least 55% of our assets in, as relevant here, businesses relying on Section 3(c)(5)(A). For a subsidiary to be “majority-owned,” a parent entity must own a majority of the voting securities of the applicable security. Therefore, the assets that we and our subsidiaries hold and acquire are limited by the provisions of the U.S. Investment Company Act and the rules and regulations promulgated thereunder.

If the SEC or its staff in the future adopts a contrary interpretation to that provided in the no-action letter to Royalty Pharma or otherwise restricts the conclusions in the SEC staff’s no-action letter such that royalties are no longer treated as ICA Exception Qualifying Assets for purposes of Section 3(c)(5)(A) and Section 3(c)(6), or the SEC or its staff in the future determines that the no-action letter does not apply to some or all types of royalty receivables relating to biopharmaceutical assets, our business will be materially and adversely affected. In particular, we would be required either to convert to a corporation formed under the laws of the United States or a state thereof (which would likely result in our being subject to U.S. federal corporate income taxation) and to register as an investment company, or to stop all business activities in the United States until such time as the SEC grants an application to register us as an investment company formed under non-U.S. law. It is unlikely that such an application would be granted and, even if it were, requirements imposed by the Investment Company Act, including limitations on our capital structure, our ability to transact business with affiliates and our ability to compensate key employees, could make it impractical for us to continue our business as currently conducted. Our no longer qualifying for an exemption from registration as an investment company would materially and adversely affect the value of your Class A ordinary shares and our ability to pay dividends in respect of our Class A ordinary shares.

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MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our executive officer and directors:

Name	Age	Position
Pablo Legorreta	56	Chief Executive Officer, Director and Chairman of the Board
Errol De Souza	66	Director
Greg Norden	62	Director
Germano Giuliani	47	Director
Rory Riggs	66	Director

Executive Officer

Pablo Legorreta will be an executive officer upon consummation of this offering and is also an employee of the Manager. Mr. Legorreta has been our Chief Executive Officer and director since inception. Previously, Mr. Legorreta was an investment banker at Lazard Frères in Paris and New York. Mr. Legorreta is also a co-founder of Pharmakon Advisors, a leading provider of debt capital to the biopharmaceutical industry. Mr. Legorreta serves on several boards including the New York Academy of Sciences, Rockefeller University, Brown University, the Hospital for Special Surgery, Pasteur Foundation (the U.S. affiliate of the French Institute Pasteur), Open Medical Institute, Park Avenue Armory, Epizyme, Inc., ITB-Med Pharmaceuticals, ProKidney, LLC and Alianza Médica para la Salud. Mr. Legorreta received a degree in industrial engineering from Universidad Iberoamericana in Mexico City. Mr. Legorreta was selected to serve on our board of directors because his extensive experience in the biopharmaceutical industry provides valuable industry knowledge, expertise and insight.

Management Team of the Manager

In addition to Mr. Legorreta, set forth below is information regarding the key employees of the Manager as of the consummation of this offering.

Terrance Coyne joined RP Management in 2010. He serves as the Chief Financial Officer of RP Management. Previously, Mr. Coyne was a biotechnology equity research associate, and then a senior analyst at JP Morgan; and a biotechnology equity research associate at Rodman & Renshaw. Mr. Coyne began his career at Wyeth Pharmaceuticals. Mr. Coyne received a B.S. in business administration from La Salle University and an M.B.A. from La Salle University.

George Lloyd joined RP Management in 2011 after representing Royalty Pharma Investments on all transactional work since 2006. Mr. Lloyd serves as RP Management’s Executive Vice President, Investments & General Counsel. Previously, Mr. Lloyd was a partner at Goodwin Procter LLP in Boston, MA, and an associate at Davis Polk & Wardwell LLP in New York and Paris. Mr. Lloyd received an A.B. from Princeton University and a J.D. from New York University Law School.

Jim Reddoch, Ph.D. joined RP Management in July 2008. Dr. Reddoch serves as RP Management’s Executive Vice President, Head of Research & Investments. Previously, Dr. Reddoch was Managing Director and Head of Healthcare Equity Research at Friedman Billings Ramsey, and a biotechnology equity research analyst at Banc of America Securities and CIBC World Markets Corp. (now Oppenheimer & Co.). Dr. Reddoch holds a B.A. from Furman University and a Ph.D. in Biochemistry and Molecular Genetics from the University of Alabama at Birmingham. He was a postdoctoral fellow at the Yale University School of Medicine.

Molly Chiaramonte, Ph.D. joined RP Management in 2008. Dr. Chiaramonte serves as RP Management’s Senior Vice President, Research & Investments. Previously, Dr. Chiaramonte was a biotechnology equity

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research associate at Jefferies & Company and a post-doctoral fellow in the Department of Biochemistry and Molecular Genetics at the University of Colorado Health Sciences Center. Dr. Chiaramonte received a B.A. in mathematics, from Providence College; an M.A. in mathematics from the University of Colorado; and a Ph.D. in chemistry (Biochemistry Program) from the University of Colorado.

Marshall Urist, M.D., Ph.D. joined RP Management in 2013. Dr. Urist serves as RP Management’s Senior Vice President, Research & Investments. Previously, Dr. Urist worked at Morgan Stanley in equity research, most recently as Executive Director and as a senior biotechnology analyst. Earlier at Morgan Stanley, he covered the life science tools and diagnostics sectors, where he was recognized in Institutional Investor’s All-America Research Team. Dr. Urist graduated from Johns Hopkins University and holds an M.D. and a Ph.D. from Columbia University.

Directors (who are not Executive Officers)

Set forth below is information regarding our directors.

Errol De Souza will be a director upon consummation of the Reorganization Transactions. Dr. De Souza is the Executive Chairman of Bionomics Ltd. Previously, Dr. De Souza held various management positions at companies including Biodel, Neurocrine Biosciences, Synaptic Pharmaceutical Corp, and Sanofi. Dr. De Souza serves or has served on several editorial boards and National Institutes of Health committees as well as on the board of directors of several private and public companies. Dr. De Souza has a B.A. in physiology from the University of Toronto and a Ph.D. in neuroendocrinology from the University of Toronto and was a postdoctoral fellow in neuroscience at The Johns Hopkins University School of Medicine. Dr. De Souza was selected to serve on our board of directors because of his deep expertise in the life sciences field and his extensive management and board experience.

Greg Norden will be a director upon consummation of the Reorganization Transactions. Mr. Norden is the former Chief Financial Officer of Wyeth, where he worked for twenty-two years. Prior to his role as Chief Financial Officer of Wyeth, Mr. Norden held various senior positions with Wyeth Pharmaceuticals and American Home Products. Mr. Norden started his career with Arthur Andersen & Company working with multinational public and private companies in the Consumer Products, Life Sciences and Financial Services industries. Mr. Norden currently serves on the boards of Zoetis; Univision; NanoString Technologies and Entasis Therapeutics Mr. Norden also served or has served on several boards, including Human Genome Sciences; WelchAllyn; and Lumara Health. Mr. Norden was selected to serve on our board of directors because of his financial expertise and substantial experience as an executive in the biopharmaceutical industry.

Germano Giuliani will be a director upon consummation of the Reorganization Transactions. Previously Mr. Giuliani served as the chief financial officer, chairman and chief executive officer of Giuliani SpA from 1999 to 2014. Mr. Giuliani serves or has served on several boards including Giuliani SpA, Giuliani Group SpA, Recordati SpA (including the compensation committee), Nographarma Ltd, Nogra Group SA, HBM Healthcare Investment AG (including the compensation committee), Fair Med Healthcare AG, Jukka LLC USA, NGR (MONACO) SAM, Nogra Pharma Invest Sarl, Nogra Private Equity Sarl, Nogra Real Estate Sarl, SAM L’Anse du Portier, SCA Anse du Portier (Supervisory Board), NGR Luxembourg SA, GISEV Group Lux SA, Steering Committee for GISEV Family Office SA, and Mosaix Ventures LLP USA. Mr. Giuliani has a degree in economics and commerce from the Catholic University of the Sacred Heart in Milan, Italy. Mr. Giuliani was selected to serve on our board of directors because of his extensive board and management experience. The Company is a party to the Director Appointment Agreement (as defined in “Certain Relationships and Related Party Transactions—Director Appointment Agreement”) with Mr. Giuliani. See “Certain Relationships and Related Party Transactions—Director Appointment Agreement.”

Rory Riggs will be a director upon consummation of the Reorganization Transactions. Mr. Riggs co-founded Royalty Pharma Investments in 1996 and assumed the role of chairman of the Investment Committee in 2003. Mr. Riggs is the founder & CEO of Syntax & Locus Analytics. Previously, Mr. Riggs was President of

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Biomatrix. Mr. Riggs serves or has served on several boards including Fibrogen, Cibus, Sugen, Intra-cellular Therapies and Biomatrix. Mr. Riggs has a B.A. from Middlebury College and an MBA from Columbia University. Mr. Riggs was selected to serve on our board of directors because of his valuable knowledge and experience in our industry and his extensive board experience.

Board Composition

Structure

Our board consists of five members. At each annual general meeting of the shareholders, all of the directors will (subject to any need to maintain a minimum board quorum) automatically retire and may stand for reelection. The term of the directors will expire upon the next annual general meeting, or as otherwise provided by our Articles of Association.

Our Articles of Association, which will be effective upon the completion of this offering, provide that the number of our directors shall be fixed from time to time by a resolution of the majority of our board of directors. Pursuant to the terms of the U.K. Companies Act, our shareholders have the statutory right to remove directors by calling a general meeting of the shareholders by special notice and passing an ordinary resolution to that effect.

We do not have a fixed policy as to whether the chairman of the board should be an independent director and believe that our board of directors should maintain the flexibility to select the chairman and reorganize the leadership structure, from time to time, based on the criteria that is in our best interests and the best interests of our shareholders at such times.

Presently, Mr. Legorreta serves as the chairman of our board of directors, and also serves as Chief Executive Officer. We believe that Mr. Legorreta’s history with Old RPI, familiarity with our business and extensive knowledge of the financial services and life sciences industries in particular qualify him to serve as the chairman of our board of directors. We believe that we are best served through this existing leadership structure, as Mr. Legorreta’s relationship with the Manager provides an effective bridge and encourages an open dialogue between management and our board of directors, ensuring that both groups act with a common purpose.

Our board of directors does not currently have a designated lead independent director. We are aware of the potential conflicts that may arise when a non-independent director is chairman of the board. Our corporate governance policies include regular meetings of the independent directors in executive session without the presence of interested directors and management, the establishment of an audit committee comprised solely of independent directors and the appointment of a chief compliance officer, with whom the independent directors will meet regularly without the presence of interested directors and other members of management, for administering our compliance policies and procedures.

We recognize that different board leadership structures are appropriate for companies in different situations. We will re-examine our corporate governance policies on an ongoing basis to ensure that they continue to meet our needs.

Our board of directors performs its risk oversight function primarily through the audit committee, which reports to the entire board of directors and will be comprised solely of independent directors. As described below in more detail under “Committees of the Board of Directors,” the audit committee assists our board of directors in fulfilling its risk oversight responsibilities. The audit committee’s risk oversight responsibilities include overseeing our accounting and financial reporting processes, our system of internal controls regarding finance and accounting, and audits of our financial statements.

We recognize that different board roles in risk oversight are appropriate for companies in different situations. We will re-examine the manner in which the board administers its oversight function on an ongoing basis to ensure that it continues to meet our needs.

Director Independence

Under applicable                  rules, a director will qualify as “independent” if our board of directors affirmatively determines that he or she has no material relationship with us (either directly or as a partner,

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stockholder or officer of an organization that has a relationship with us). Ownership of a significant amount of our Class A ordinary shares, by itself, does not constitute a material relationship. Because Mr. Legorreta is our Chief Executive Officer, our board of directors has determined that he does not qualify as an independent director.

The applicable rules and regulations of the                  require us to have a majority of independent directors within one year of the date our Class A ordinary shares are listed on the                 . Our board has determined that each of Messrs. De Souza and Norden meet the categorical standards described above, that none of these directors has a material relationship with us and that each of these directors is “independent” under the applicable rules of                 .

Committees of the Board of Directors

Audit Committee

The audit committee will operate pursuant to a charter approved by our board of directors. The charter will set forth the responsibilities of the audit committee, which will include selecting our independent registered public accounting firm, reviewing with such independent registered public accounting firm the planning, scope and results of their audit of our financial statements, pre-approving the fees for services performed, reviewing with the independent registered public accounting firm the adequacy of internal control systems, reviewing our annual financial statements and periodic filings and receiving our audit reports and financial statements. The audit committee also will establish guidelines and make recommendations to our board of directors regarding the valuation of our assets. The audit committee will be composed of Messrs.                 ,                  and                  will be considered independent under the rules of the                  and will serve as chairman of the audit committee. In addition, our board of directors has determined that                  is an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act of 1933, as amended (the “Securities Act”). In compliance with                  listing requirements, a majority of the members of the audit committee will be independent directors within 90 days of the date our Class A ordinary shares are listed on the                  and all of the members of the audit committee will be independent directors within one year of the listing date.

Compensation Committee

Upon completion of this offering, our compensation committee will be comprised of Messrs.                 ,                  and                  will be chairman of the committee. Our compensation committee is authorized to, among other matters:

•	evaluate the performance of the Manager;

•	review the compensation and fees payable to the Manager under the Management Agreement;

•	determine from time to time the remuneration for our independent directors;

•	ensure appropriate leadership development and succession planning is in place; and

•	prepare the report of the compensation committee that the rules of the SEC require to be included in our annual meeting proxy statement.

Our executive officer is not directly compensated by us and, as a result, the Compensation Committee does not produce and/or review and report on executive compensation practices.

The applicable rules and regulations of the                  require us to have one independent compensation committee member upon the closing of this offering, a majority of independent members within 90 days of the date our Class A ordinary shares are listed on the                  and all independent compensation committee members within one year of the listing date.

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Upon the listing of our Class A ordinary shares on the                 , the compensation committee will operate under a written charter, which the compensation committee will review and evaluate at least annually.

Nominating and Corporate Governance Committee

Upon completion of this offering, our nominating and governance committee will be comprised of Messrs.                 ,                  and                 . Mr.                 will be the chairman of the committee. Our nominating and governance committee is authorized to, among other matters:

•	identify and nominate candidates for election to the board of directors;

•	review and recommend the compensation arrangements for certain members of our board of directors;

•	develop and recommend to the board of directors a set of corporate governance principles applicable to our company; and

•	oversee the evaluation of our board of directors.

The applicable rules and regulations of the                  require us to have one independent nominating and governance committee member upon the closing of this offering, a majority of independent members within 90 days of the date our Class A ordinary shares are listed on the                  and all independent nominating and governance committee members within one year of the listing date.

Upon the listing of our Class A ordinary shares on the                 , the nominating and corporate governance committee will operate under a written charter, which the nominating and corporate governance committee will review and evaluate at least annually.

Compensation Committee Interlocks and Insider Participation

No member of our compensation committee has at any time been an employee of ours. Our named executive officer does not serve as a member of another entity’s board of directors or compensation committee that has one or more executive officers serving as a member of our board of directors or compensation committee.

Code of Business Conduct and Ethics

Prior to the consummation of this offering, we will adopt a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Upon the consummation of this offering, the code of business conduct and ethics will be available on our website. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

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DIRECTOR AND EXECUTIVE COMPENSATION

Executive Officer Compensation

We have only one executive officer, our Chief Executive Officer, Pablo Legorreta, who is also our only named executive officer for purposes of this disclosure. Mr. Legorreta is an employee of the Manager, and provides all his services as our Chief Executive Officer under the Management Agreement between us and the Manager. As such, Mr. Legorreta is compensated for his services to us by the Manager and does not receive any compensation directly from us. We do not reimburse the Manager or any of its affiliates for the compensation of our Chief Executive Officer and do not make any decisions regarding his compensation. For a description of the Manager’s compensation, please refer to the section entitled “Certain Relationships and Related Party Transactions—Management Agreement.”

In accordance with our Management Agreement, Mr. Legorreta devotes a substantial portion of his time to us, although he does not exclusively provide services to us. Since the Manager compensates Mr. Legorreta based on the overall value of the various services that he performs to the Manager, the Manager is not able to segregate and identify any portion of the compensation awarded to Mr. Legorreta as relating solely to services performed for us. Accordingly, we have not included any information relating to the compensation paid to Mr. Legorreta by the Manager.

Director Compensation

We have not yet paid any compensation to our directors. Following completion of this offering, we intend to pay an annual fee to each independent director equal to $                . Affiliated directors, however, will not be separately compensated by us. All members of the board of directors will be reimbursed for reasonable costs and expenses incurred in attending meetings of our board of directors. We may determine in the future to adopt a policy for compensation of our independent directors that may include fees for such a director’s service on one or more of the standing committees of our Board of Directors, and may also provide for annual awards of equity.

Long-Term Incentive Plan Awards

We do not have any long-term incentive plans that provide compensation intended to serve as incentive for performance.

Outstanding Equity Awards

As of December 31, 2019, our Chief Executive Officer did not hold any compensatory equity awards granted in recognition of services rendered.

Management Agreement

We will enter into a Management Agreement with the Manager prior to the closing of this offering pursuant to which the Manager will receive a separate Operating and Personnel Payment for its provision of advisory and management services to our royalty business. To the extent that the Manager outsources any of its functions we will pay the fees associated with such functions on a direct basis without profit to the Manager. See “Certain Relationships and Related Party Transactions—Management Agreement.”

Indemnification Agreements

We expect that we and/or one of our subsidiaries, as the board of directors deems appropriate, will enter into indemnification agreements (or deed poll indemnities) with or as to each of our directors and certain officers as well as with individuals serving as directors or officers of our subsidiaries, providing for the indemnification of, and advancement of expenses to, these persons to the fullest extent permitted by law. See “Certain Relationships and Related Party Transactions—Indemnification of Directors and Officers.”

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Related Party Transaction Policy

The audit committee will review any potential related party transactions referred to it by our board of directors, including but not limited to potential affiliated transaction restrictions applicable to royalty acquisition decisions of the Manager, acting as advisor, and royalty acquisitions by us after the initial public offering that involve certain of our affiliates, including the Manager, or funds advised by them. See “Certain Relationships and Related Party Transactions—Review, Approval or Ratification of Transactions with Related Parties.”

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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We describe below transactions and series of similar transactions, during our last three fiscal years or currently proposed, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•	any of our directors, executive officer or beneficial holders of more than 5% of any class of our capital stock had or will have a direct or indirect material interest.

Other than as described below, there have not been, nor are there any currently proposed, transactions or series of similar transactions meeting this criteria to which we have been or will be a party other than compensation arrangements, which are described where required under “Management—Board Structure and Compensation of Directors” and “Executive Compensation.”

The forms of the agreements described in this section are filed as exhibits to the registration statement of which this prospectus forms a part, and the following descriptions are qualified by reference thereto.

Management Agreement

We have no personnel of our own. Historically our business has been managed by the Manager and following this offering will continue to be managed by the Manager pursuant to one or more management agreements (the “Management Agreement”) entered into between the Manager, RPI and the Company. Under the Management Agreement, the Manager will manage the existing assets of our business and source and evaluate new royalty acquisitions.

Advisory Team

Our advisory team for purposes of the Management Agreement currently consists of a team of experienced management personnel, as detailed in “Management.”

None of the Manager’s advisory professionals receives any direct compensation from us in connection with the management of our assets. Mr. Legorreta, through his ownership interests in the Manager, is entitled to a portion of any profits earned by the Manager, which includes the Operating and Personnel Payment payable to the Manager under the terms of the Management Agreement, less expenses incurred by the Manager in performing its services under the Management Agreement.

Conflicts of Interest

Pursuant to the Management Agreement, the Manager cannot manage another entity that invests in or acquires royalties other than any legacy vehicle related to Old RPI or RPI. Executives of Manager will be subject to a non-compete agreement following termination of their employment with the Manager, and the Company is a beneficiary of this agreement. In addition, executives of the Manager must devote substantially all of their business time to managing the Company and any legacy vehicle related to Old RPI or RPI, unless otherwise approved by the Board.

Mr. Legorreta, our chief executive officer, is also a co-founder of and has significant influence over Pharmakon Advisors, which shares physical premises with the Manager. Pharmakon manages BioPharma Credit PLC (LSE: BPCR) and other investment vehicles that collectively are leading providers of debt capital to the biopharmaceutical industry. Mr. Legorreta has a substantial investment in BioPharma Credit. From time to time, the Manager and Pharmakon may pursue similar investment opportunities for their respective clients, although we believe that actual conflicts of interest are rare due to the differing investment strategies of the Company and Pharmakon, and the fact that royalty holders, rather than the Company and Pharmakon, determine the type of

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transaction they seek. The Company and Pharmakon reimburse each other to the extent one of them provides materially more services to the other than they receive in return. In addition, the Manager occasionally provides research services to Pharmakon, and the Company and Pharmakon occasionally provide business development services to each other. In consideration of the support provided to Pharmakon by the Manager, certain employees of the Manager receive compensation from Pharmakon.

In November 2017, we purchased from Bristol-Myers Squibb, (“BMS”), a percentage of BMS’s future royalties on worldwide sales of Onglyza, Farxiga, and related diabetes products marketed by AstraZeneca, in exchange for installment payments to BMS over time. In December 2017, we sold 50% of the royalty to BioPharma Credit, in exchange for BioPharma Credit’s agreement to pay 50% of the installment payments owed by us to BMS.

Operating and Personnel Payment

Under the Management Agreement, we will pay a quarterly fee (the “Operating and Personnel Payment”) in respect of operating and personnel expenses to the Manager or its affiliates equal to 6.5% of the Adjusted Cash Receipts for such quarter from royalty investments and 0.25% of the GAAP value of security investments as of the end of such quarter.

Under the Management Agreement, the Operating and Personnel Payment will be payable quarterly in advance as of the first business day of each fiscal quarter. The Company, RP Holdings and RP Holdings’ subsidiaries, including RPI, will have no personnel of their own. The Operating and Personnel Payment is intended to fund operating and personnel expenses of the Manager and its affiliates, including Equity Performance Award Holdings. The Operating and Personnel Payment payable to the Manager is a fixed fee and will not be subject to subsequent adjustment based on actual operating and personnel expenses of the Manager and its affiliates.

The Manager will be responsible for 50% of all broken deal expenses as an offset against the Operating and Personnel Payment. Once an investment opportunity is approved by the board of directors, the Manager will not be responsible for any broken deal expenses relating to such investment opportunity.

Duration and Termination

The Management Agreement will be approved by our board of directors prior to the closing of this offering. The Management Agreement will have an initial term of             years and thereafter will be renewed automatically unless both the board of directors and our shareholders vote not to renew the Management Agreement at least     days prior to the end of such term. During the initial term and each renewal term, the Management Agreement may only be terminated for Cause (as defined below). A termination of the Management Agreement will automatically lead to the removal of the Manager as the manager of RPI and Equity Performance Award Holdings as the general partner of the Continuing Investors Partnerships. In such event, the Company shall be entitled to designate a new general partner for the Continuing Investors Partnerships.

The board of directors will have the right to terminate Equity Performance Award Holdings and the Manager following (i) a determination of Cause, by a court or governmental body of competent jurisdiction in a final judgement or (ii) an admission of Cause, by Equity Performance Award Holdings or the Manager. In the event that Mr. Legorreta commits an act constituting Cause, such action would be imputed to Equity Performance Award Holdings and the Manager. Any act constituting Cause committed by any other employee of Equity Performance Award Holdings or the Manager would not be imputed to Equity Performance Award Holdings or the Manager and may be cured by Equity Performance Award Holdings and the Manager by termination of such employee.

In the event of a termination for Cause of Mr. Legorreta or any other executive of Equity Performance Award Holdings or the Manager, Mr. Legorreta or such executive, as the case may be, would forfeit his or her

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share of Equity Performance Awards (as defined below in “Equity Performance Awards”) on any investments made by the RPI Group during the two-year period prior to such termination and would also be required to reimburse the Company for any losses incurred by the Company as a result of such Cause event. Any Equity Performance Awards forfeited by Mr. Legorreta or any other executives would be contributed to the Company.

Except as provided above, Equity Performance Award Holdings’ interest in Equity Performance Awards in respect of investments made after the Exchange Date and prior to any termination of the Management Agreement (with or without Cause) would continue following such termination.

“Cause” will exist where (i) Equity Performance Award Holdings, the Manager or an executive of Equity Performance Award Holdings or the Manager (including Mr. Legorreta) (each an “Applicable Party”) has committed a material breach of the governing documents of the Company, the limited partnership agreement of the Continuing US Investors Partnership or the Continuing International Investors Partnership, or the operating agreement of the Manager; (ii) an Applicable Party has committed willful misconduct in connection with the performance of his or its duties under the terms of the governing documents of the Company, the limited partnership agreement of the Continuing US Investors Partnership or the Continuing International Investors Partnership, or the Management Agreement, (iii) there is a declaration of bankruptcy by the Applicable Party and (iv) there is a determination by any court with proper jurisdiction that an Applicable Party has committed a felony or engaged in any fraudulent conduct, in each such case of clauses (ii) and (iv) which has a material adverse effect on the business, assets or condition (financial or otherwise) or prospects of the RPI Group and its affiliates (taken as a whole).

The Manager and its affiliates would be subject to a 12-month non-compete following any termination of the Management Agreement by us for Cause, or nonrenewal by the Manager.

The Management Agreement will contain a succession plan for Mr. Legorreta.

Indemnification

The Management Agreement will provide that, to the fullest extent permitted by law, the Company will indemnify each of the Manager and its affiliates (including Equity Performance Award Holdings) and their respective officers, directors, stockholders, members, employees, agents and partners, and any other person who is entitled to indemnification (each, an “Indemnitee”) from and against any and all claims, liabilities, damages, losses, penalties, actions, judgments, costs and expenses (including amounts paid in satisfaction of judgments, in compromises and settlements, as fines and penalties and legal or other costs and reasonable expenses of investigating or defending against any claim or alleged claim) of any nature whatsoever, known or unknown, liquidated or unliquidated that are incurred by any Indemnitee or to which such Indemnitee may be subject by reason of its activities on behalf of the Company or any of its subsidiaries to the extent that such Indemnitee’s conduct did not constitute fraud, bad faith, willful misconduct, gross negligence (as such concept is interpreted under the laws of the State of New York), material breach of the Management Agreement that is not cured in accordance with the terms of the Management Agreement or a violation of applicable securities laws.

Equity Performance Awards

The Company will be subject to Equity Performance Awards (as defined below) determined on a Portfolio-by-Portfolio basis. Investments made during each two-year period will be grouped together as separate portfolios (each, a “Portfolio”). The first Portfolio commenced on the Exchange Date and will end on December 31, 2021.

Subject to the three conditions listed below and applicable law, at the end of each fiscal quarter, Equity Performance Award Holdings will be entitled to a distribution from RP Holdings in respect of each Portfolio equal to 20% of the Net Economic Profit (defined as the aggregate cash receipts for all new portfolio investments

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in such Portfolio less Total Expenses (defined as interest expense, operating expense and recovery of acquisition cost in respect of such Portfolio)) for such Portfolio for the applicable measuring period (the “Equity Performance Awards”). The Equity Performance Awards will be allocated and paid by RP Holdings to Equity Performance Award Holdings as the holder of the RP Holdings Class C Special Interests. The Equity Performance Awards will be payable in RP Holdings Class B Interests that will be exchanged upon issuance for Class A ordinary shares of the Company. The number of Class A ordinary shares of the Company payable shall be based on a     -day trailing VWAP ending      days prior to the payment date. Equity Performance Award Holdings may also receive a periodic cash advance in respect of the RP Holdings Class C Special Interest to the extent necessary for Equity Performance Award Holdings or any of its beneficial owners to pay when due any income tax imposed on it or them as a result of it holding such RP Holdings Class C Special Interest, calculated using an assumed tax rate. To the extent Equity Performance Award Holdings receives any such periodic cash advance, the amount of the RP Holdings Class B Interests received by Equity Performance Award Holdings will be reduced by the amount of such periodic cash advance.

Equity Performance Award Holdings will not be entitled to Equity Performance Awards on any Net Economic Profit derived from investments made by Old RPI prior to the Exchange Date and contributed to the RPI Group in the Exchange Offer Transactions. Such investments of Old RPI will be in a separate Portfolio (the “Old RPI Portfolio”).

On any quarterly distribution date, the Equity Performance Awards payable will be subject to each of the following three conditions:

Condition One: Cumulative Net Economic Profit for such Portfolio for all periods prior to the relevant quarterly determination date is positive. Cumulative Net Economic Profit is positive if the aggregate cash receipts for all investments in a Portfolio for all prior periods is greater than the Total Expenses allocated to such for all prior periods.

Condition Two: The aggregate projected cash receipts, as determined on a basis consistent with the effective interest method used in our GAAP financial statements, for all investments in such Portfolio for all periods commencing after such quarterly determination date are equal to or greater than one hundred and thirty-five percent (135%) of the projected Total Expenses for all investments in such Portfolio through the expected termination dates of all investments in such Portfolio.

Condition Three: The aggregate projected cash receipts, as determined on a basis consistent with the effective interest method used in our GAAP financial statements, for all investments in all Portfolios, other than the Old RPI Portfolio, for all periods commencing after such quarterly determination date are equal to or greater than one hundred and thirty-five percent (135%) of the projected Total Expenses for all of the Portfolios through the termination or disposition dates of all investments in all of the Portfolios, other than the Old RPI Portfolio.

IPO Contingent Appreciation Interest

In connection with the consummation of the Exchange Offer Transactions, the Continuing Investors Partnerships issued to Equity Performance Award Holdings a special limited partnership interest (the “IPO Contingent Appreciation Interest”) which resulted in an increase in Equity Performance Award Holdings’ share of limited partnership interests in the Continuing Investors Partnerships (the “ICA Interests”) that are exchangeable for RP Holdings Class B Interests that in turn are exchangeable for Class A ordinary shares of the Company.

The IPO Contingent Appreciation Interest is intended to incentivize the management team of the Manager to complete an initial public offering and to maximize the trading price performance of the Company subsequent to the initial public offering. Pursuant to the terms of the IPO Contingent Appreciation Interest the number of ICA Interests allocated to Equity Performance Award Holdings will scale proportionately as the aggregate market

Confidential Treatment Requested by Royalty Pharma plc

Pursuant to 17 C.F.R. Section 200.83

price of the Company’s Class A ordinary shares into which an ICA Interest would be exchangeable, increases. The effect of the IPO Contingent Appreciation Interest will be to increase ownership of the Continuing Investors Partnerships by Equity Performance Awards Holdings if the trading price of our Class A ordinary shares attains specified levels during the three year period after the expiration of the underwriters “lock-up” agreement. The ICA Interests will not affect the number of our outstanding ordinary shares or have a dilutive effect on investors in this offering.

RP Holdings Articles

As a result of the Reorganization Transactions, we will be the sole owner of the RP Holdings Class A Interests, which have the sole voting power in RP Holdings (subject to certain exceptions as described herein), and as a result we will have the right to appoint the board of directors of RP Holdings and therefore control the business and affairs of RP Holdings, and through RP Holdings and its subsidiaries, including RPI, conduct our business. The board of directors of RP Holdings will determine when dividends will be paid to the shareholders of RP Holdings and the amount of any such dividends (subject to the requirements with respect to the dividends paid to Equity Performance Award Holdings in respect of its RP Holdings Class C Special Interests and dividends paid for the purpose of tax distributions as described above). If RP Holdings pays a dividend, such dividend will be paid to us and the Continuing Investors Partnerships, pro rata and pari passu in accordance with our respective ownership of RP Holdings Class A Interests and RP Holdings Class B Interests. As holder of the RP Holdings Class A Interests, we will also have the ability to direct the board of directors of RP Holdings to recommend dividends in accordance with the terms of the RP Holdings Articles to the extent lawful.

Registration Rights Agreements

The Designated Investor (as defined in “—Director Appointment Agreement” below) will be provided with unlimited piggyback and twice annual demand registration rights subject to customary limitations and restrictions. See “Class A Ordinary Shares Eligible for Future Sale—Registration Rights.”

Exchange Agreement

Prior to the consummation of this offering, we, RP Holdings, the Continuing Investors Partnerships and the Continuing Investors will enter into the Exchange Agreement that will provide that, following the expiration of the underwriter “lock-up” period, (i) the Continuing International Investors Partnership will promptly distribute to its holders substantially all of the RP Holdings Class B Interests it holds which will be exchanged for our Class A ordinary shares and a corresponding number of our Class B ordinary shares will then be redesignated as deferred shares (which have no voting rights and effectively no economic rights) and (ii) the Continuing US Investors Partnership will, upon instruction of any of its holders from time to time, distribute substantially all of the RP Holdings Class B Interests held on behalf of such holder that are subject to such instruction which will be exchanged for our Class A ordinary shares and a corresponding number of our Class B ordinary shares will then be redesignated as deferred shares (which have no voting rights and effectively no economic rights).

Director Appointment Agreement

In connection with the consummation of the Exchange Offer Transactions, Equity Performance Award Holdings reached an agreement (the “Director Appointment Agreement”) with Germano Giuliani, a member of the investment committee of the Legacy Investors Partnerships, who, together with such member’s affiliates, was also a significant investor in the Legacy Investors Partnerships. Germano Giuliani is referred to as the “Designated Investor.” The Designated Investor, together with his affiliates, is referred to as the “Designated Investor Group.”

Confidential Treatment Requested by Royalty Pharma plc

Pursuant to 17 C.F.R. Section 200.83

The terms of the Director Appointment Agreement provide the Designated Investor with certain rights pertaining to serving on, and being nominated for service on, our board of directors. Specifically, the Director Appointment Agreement provides that:

•

If (a) the Designated Investor Group continues to maintain ownership of interests in the Continuing Investors Partnerships, on the date of this offering, equivalent to at least 40% of the total interests in the Legacy Investors Partnerships owned by the Designated Investor Group (as of the date the Exchange Offer Transactions was proposed to investors in the Legacy Investors Partnerships) and (b) the Designated Investor maintains voting control over at least 5% of the outstanding ordinary shares of the Company (on an aggregate basis treating the Class A ordinary shares and Class B ordinary shares of the Company as a single class) immediately after giving effect to this offering, then the Designated Investor Group will be entitled to nominate its Designated Investor as an initial member of the board of directors.

•

To the extent the Designated Investor has been appointed to the board of directors, then if and so long as (a) the ordinary shares of the Company owned by the Designated Investor Group represent at least 5% of the outstanding ordinary shares (on an aggregate basis treating the Class A ordinary shares and Class B ordinary shares of the Company as a single class) and (b) the Designated Investor maintains voting control over at least 5% of the outstanding ordinary shares (on an aggregate basis treating the Class A ordinary shares and Class B ordinary shares of the Company as a single class), then the Designated Investor will be re-nominated as part of the Company’s slate of directors at its next two annual meetings following this offering. Such nomination commitment will be conditioned upon the Designated Investor’s agreement, on behalf of itself and its controlled affiliates, for so long as the Designated Investor serves on the board of directors, to (i) vote all ordinary shares of the Company owned or controlled by the Designated Investor in favor of the Company’s slate of directors, (ii) comply with customary public company standstill provisions (including, without limitation, preventing acquisitions of additional shares of the Company, shareholder or acquisition proposals, formation of groups and similar restrictions) and (iii) refrain from making any transfers of its ordinary shares of the Company to any purchaser who, following such transfer, would own 5% or more of the outstanding ordinary shares of the Company (other than open market sales where the identity of the purchaser is not known to the Designated Investor or affiliate).

Mr. Giuliani will serve as a member of our board of directors as of the consummation of this offering.

Review, Approval or Ratification of Transactions with Related Parties

We expect to adopt a Code of Business Conduct and Ethics that will set forth our policies for the review, approval and ratification of transactions with related persons prior to the completion of this offering. Under the Code of Business Conduct and Ethics, a director would be expected to bring to the attention of the Chief Executive Officer and our board of directors any conflict or potential conflict of interest that may arise between the director or any affiliate of the director, on the one hand, and us on the other. The audit committee will review any potential related party transactions referred to it by our board of directors, and the resolution thereof may be determined by disinterested directors, the board, the audit committee or other committee established for such purpose.

Upon our adoption of the Code of Business Conduct and Ethics, any executive officer will be required to avoid conflicts of interest unless approved by our board of directors.

Indemnification of Directors and Officers

We generally will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts on an after tax basis: any director or officer, any director or

Confidential Treatment Requested by Royalty Pharma plc

Pursuant to 17 C.F.R. Section 200.83

officer who is or was serving at our request as a director, officer, employee, member, partner, tax matters partner, agent, fiduciary or trustee of another person, any person who is named in the registration statement of which this prospectus forms a part as being or about to become a director or a person performing similar functions and any person the board of directors in its sole discretion designates as an indemnitee, which includes the members of the board of directors of RP Holdings. We have agreed to provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith or engaged in fraud or willful misconduct, subject to the limitations set forth in the following paragraph. We have also agreed to provide this indemnification for criminal proceedings, subject to the limitations set forth in the following paragraph. Any indemnification under these provisions will only be out of our assets.

The U.K. Companies Act renders void an indemnity for a director against any liability that would otherwise attach to that director in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which he is a director. Furthermore, any provision that purports to oblige a company to indemnify (directly or indirectly) a director of that company or an associated company from any liability that would otherwise attach to that director in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which he is a director is void other than with respect to certain permitted indemnity obligations in connection with the provision of insurances, qualifying third party indemnities and qualifying pension scheme indemnities.

We may also purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against such liabilities.

In addition, we will enter into indemnification agreements with each of our directors. The indemnification agreements will provide our directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted by law. We will also indemnify such persons to the extent they serve at our request as directors, officers, employees or other agents of any other entity, to the fullest extent permitted by law.

Confidential Treatment Requested by Royalty Pharma plc

Pursuant to 17 C.F.R. Section 200.83

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth information regarding beneficial ownership of our ordinary shares as of             , 2020, by:

•	each person, or group of affiliated persons, known by us to own beneficially more than 5% of any class of our share capital;

•	each of the directors and the named executive officer individually; and

•	all directors and our executive officer as a group.

The numbers of Class A ordinary shares and Class B ordinary shares beneficially owned and percentages of beneficial ownership before this offering that are set forth below are based on the number of shares and RP Holdings Class B Interests to be issued and outstanding prior to this offering after giving effect to the Reorganization Transactions. See “Organizational Structure.” The numbers of Class A ordinary shares and Class B ordinary shares beneficially owned and percentages of beneficial ownership after this offering that are set forth below are based on (a) the number of shares and RP Holdings Class B Interests to be issued and outstanding immediately after this offering and (b) an assumed initial public offering price of $            per share (the midpoint of the range set forth on the cover page of this prospectus).

The amounts and percentages of Class A ordinary shares and Class B ordinary shares beneficially owned are reported on the basis of the rules and regulations of the SEC governing the determination of beneficial ownership of securities. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days, including those Class A ordinary shares issuable pursuant to the Exchange Agreement. See “Certain Relationships and Related Party Transactions—Exchange Agreement.” Under these rules, more than one person may be deemed to be a beneficial owner of the same securities.

Confidential Treatment Requested by Royalty Pharma plc

Pursuant to 17 C.F.R. Section 200.83

Unless otherwise noted below, the address of the persons listed on the table is c/o Royalty Pharma plc, 110 East 59th Street, New York, NY 10022. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Class A ordinary shares.

Class A Ordinary Shares Beneficially Owned(1)(2)(3)
	After Giving Effect to the Reorganization Transactions and Prior to this Offering		After Giving Effect to the Reorganization Transactions and this Offering Assuming Underwriters’ Option Is Not Exercised		After Giving Effect to the Reorganization Transactions and this Offering Assuming Underwriters’ Option is Exercised in Full
Name of Beneficial Owner	Number	Percent	Number	Percent	Number	Percent
5% Equityholders

Directors and Named Executive Officer
Pablo Legorreta
Errol De Souza
Greg Norden
Germano Giuliani
Rory Riggs
All executive officers and directors as a group (Five persons)

Class B Ordinary Shares Beneficially Owned(1)(2)(3)
	After Giving Effect to the Reorganization Transactions and Prior to this Offering		After Giving Effect to the Reorganization Transactions and this Offering Assuming Underwriters’ Option Is Not Exercised		After this Offering Assuming Underwriters’ Option is Exercised in Full
Name of Beneficial Owner	Number	Percent	Number	Percent	Number	Percent
5% Equityholders

Directors and Named Executive Officer
Pablo Legorreta
Errol De Souza
Greg Norden
Germano Giuliani
Rory Riggs
All executive officers and directors as a group (Five persons)

(1)

Following the expiration of the underwriters’ “lock-up” agreements, (i) the Continuing International Investors Partnership will promptly distribute to its holders substantially all of the RP Holdings Class B Interests it holds which will be exchanged for our Class A ordinary shares and (ii) the Continuing US Investors Partnership will, upon instruction of any of its holders from time to time, distribute substantially all of the RP Holdings Class B Interests held on behalf of such holder that are subject to such instruction which will be exchanged for our Class A ordinary shares. See “Certain Relationships and Related Party Transactions—Exchange Agreement.” Beneficial ownership of Class A ordinary shares reflected in the “Class A Ordinary Shares Beneficially Owned” table above reflects beneficial ownership of RP Holdings Class B Interests and Class B ordinary shares exchangeable for Class A ordinary shares immediately following this offering.

Confidential Treatment Requested by Royalty Pharma plc

Pursuant to 17 C.F.R. Section 200.83

(2)

Following the Reorganization Transactions, the Continuing Investors will indirectly own RP Holdings Class B Interests and a corresponding number of Class B ordinary shares held by the applicable Holders Partnership and will be entitled to one vote for each Class B ordinary share held by them.

(3)	Represents percentage of voting power of the Class A ordinary shares and Class B ordinary shares voting together as a single class. See “Description of Share Capital.”

Confidential Treatment Requested by Royalty Pharma plc

Pursuant to 17 C.F.R. Section 200.83

DESCRIPTION OF SHARE CAPITAL

The following description is a summary of our share capital as specified in our Articles of Association, which will be adopted immediately prior to the closing of this offering. You are encouraged to read the Articles of Association in their entirety. This summary does not purport to be complete and the statements in this summary are qualified in their entirety by reference to, and are subject to, the detailed provisions of our Articles of Association and the U.K. Companies Act.

Capital Structure

Authorized Share Capital

Immediately prior to the closing of this offering, we will have two classes of ordinary shares: Class A and Class B, each of which has one vote per share. The Class A and Class B ordinary shares will vote together as a single class on all matters submitted to a vote of shareholders, except as otherwise required by applicable law.

Immediately prior to the closing of this offering, our issued and outstanding share capital will be $             and $             divided into $              Class A ordinary shares with a nominal value of $            per share and              Class B ordinary shares with a nominal value of $            per share.

The board of directors will be authorized in our Articles of Association to allot and issue new Class A ordinary shares, and to grant rights to subscribe for or to convert any security into new Class A ordinary shares, up to a maximum aggregate nominal amount (i.e., par value), representing         % of the number of shares in the capital of the Company issued and outstanding as of the date of the adoption of our Articles of Association for a period expiring (unless previously renewed, varied or revoked by the Company in general meeting) on the date which is five years from the date of the adoption of the Articles of Association. Renewal of such authorization is expected to be sought at least once every five years, and possibly more frequently. The rights and restrictions to which the Class A ordinary shares are subject are prescribed by the Articles of Association.

Class A Ordinary Shares

Voting rights. The holders of Class A ordinary shares are entitled to one vote per share on all matters to be voted upon by the shareholders other than with respect to matters that require a separate class vote in accordance with applicable law.

Dividend rights. Subject to preferences that may be applicable, the holders of Class A ordinary shares are entitled to receive ratably such dividends, if any, as may be approved from time to time by the board of directors out of funds legally available therefor. See “Dividend Policy.”

Rights upon liquidation. In the event of liquidation, dissolution or winding up of Royalty Pharma, the holders of Class A ordinary shares are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

Class B Ordinary Shares

Voting rights. The holders of Class B ordinary shares are entitled to one vote per share on all matters to be voted other than with respect to matters that require a separate class vote in accordance with applicable law.

Dividend rights. The holders of Class B ordinary shares do not have any rights to receive dividends.

Rights upon liquidation. The holders of Class B ordinary shares do not have any rights to receive a distribution upon liquidation, dissolution or winding up of Royalty Pharma.

Confidential Treatment Requested by Royalty Pharma plc

Pursuant to 17 C.F.R. Section 200.83

Dividends

Under English law, the Company may only pay dividends out of profits available for that purpose. The Company’s profits available for distribution are its accumulated, realized profits, to the extent that they have not been previously utilized by distribution or capitalization, less its accumulated, realized losses, to the extent that they have not been previously written off in a reduction or reorganization of capital duly made. The amount of the Company’s distributable reserves is a cumulative calculation. The Company may be profitable in a single financial year but unable to pay a dividend if the profits of that year do not offset all previous years’ accumulated, realized losses.

Additionally, the Company may only make a distribution if the amount of its net assets is not less than the aggregate of its called-up share capital and undistributable reserves, and if, and to the extent that, the distribution does not reduce the amount of those assets to less than that aggregate.

The Articles of Association will authorize our board of directors to approve dividends without shareholder approval to the extent that the approval of such dividends appears justified by profits. Our board of directors may also recommend a dividend to be approved and declared by the shareholders at an annual general meeting and may direct that the payment be made by distribution of assets, shares or cash. No dividend may exceed the amount recommended by the board of directors. See “Dividend Policy.”

In addition, the board of directors may decide to pay interim dividends. The entitlement to a dividend lapses if unclaimed for 12 years.

Quorum for General Meetings

The Articles of Association provide that no business shall be transacted at any general meeting unless a quorum is present.

The necessary quorum for a general meeting is the shareholders who together represent at least a majority of the voting rights of our Class A ordinary shares entitled to vote at the meeting, present in person or by proxy, save that if only one shareholder is entitled to attend and vote at the general meeting, one qualifying shareholder present at the meeting and entitled to vote is a quorum. If a meeting is adjourned for lack of quorum, the quorum of the adjourned meeting will be one qualifying person present and entitled to vote.

Voting Rights

Under the Articles of Association, each holder of Class A ordinary shares or Class B ordinary shares is entitled to one vote for each ordinary share that he or she holds as of the record date for the meeting. Neither English law nor any of our constituent documents places limitations on the right of nonresident or foreign owners to vote or hold ordinary shares.

The voting at a general meeting must be taken by poll. Subject to any relevant special rights or restrictions attached to any shares, on a poll taken at a general meeting, each qualifying shareholder present in person or by proxy (or, in the case of a corporation, a corporate representative) and entitled to vote on the resolution has one vote for every Class A ordinary share or Class B ordinary share held by such shareholder.

Amendment to our Articles of Association

Under English law, shareholders may amend the articles of association of a company by special resolution (i.e., a resolution approved by at least 75% of the shareholders). However, certain provisions of our Articles of Association require a higher threshold of shareholder approval or satisfaction of other procedures before such provision or provisions can be varied.

Confidential Treatment Requested by Royalty Pharma plc

Pursuant to 17 C.F.R. Section 200.83

The articles of association which requires voting at a general meeting to be taken on a poll may only be removed, amended or varied by resolution of the shareholders passed unanimously.

General Meetings and Notices

An annual general meeting must be called by not less than 21 clear days’ notice (i.e., excluding the date of receipt or deemed receipt of the notice and the date of the meeting itself). At least seven clear days’ notice is required for any adjourned meeting, and such meeting must be held not less than 14 days but not more than 28 days after adjournment at such time and place specified for the purpose in the notice calling the meeting or as decided by the chairman of the meeting.

The notice of a general meeting must be given to the shareholders (other than any who, under the provisions of the Articles of Association or the terms of allotment or issue of shares, are not entitled to receive notice), to the board of directors, to the beneficial owners nominated to benefit from information rights under the U.K. Companies Act and to the auditors. Under English law, we are required to hold an annual general meeting of our shareholders within six months from the day following the end of our financial year. Subject to the foregoing, a general meeting may be held at a time and place determined by the board of directors.

Under English law, our board of directors must convene such a meeting once it has received requests to do so from shareholders representing at least 5% of the paid up share capital of the Company as carries voting rights at general meetings (excluding any paid-up capital held as treasury shares).

Under our Articles of Association, a general meeting may also be called if the Company has fewer than two directors and the director (if any) is unable or unwilling to appoint sufficient directors to make up a quorum or to call a general meeting to do so. In such case, two or more shareholders may call a general meeting (or instruct the secretary to do so) for the purpose of appointing one or more directors.

Winding Up

In the event of a voluntary winding up of the Company, the liquidator may, with the sanction of a special resolution of the Company and any other sanction required by law, subject to the U.K. Insolvency Act of 1986, divide among the holders of Class A ordinary shares of the Company the whole or any part of the assets of the Company, whether they consist of property of the same kind or not, and vest the whole or any part of the assets in trustees upon such trusts for the benefit of the holders of Class A ordinary shares of the Company as the liquidator, with such sanction, may determine. No holder of Class A ordinary shares of the Company shall be compelled to accept any assets upon which there is a liability.

On a return of capital on a liquidation, reduction of capital or otherwise, the surplus assets of the Company available for distribution among the holders of Class A ordinary shares shall be applied pro rata (rounded to the nearest whole number).

Rights of Pre-Emption on New Issues of Shares

Under the U.K. Companies Act, the allotment of “equity securities” (except pursuant to an employees’ share scheme and as bonus shares) that are to be paid for wholly in cash must be offered first to the existing holders of equity securities in proportion to the respective nominal amounts (i.e., par values) of their holdings on the same or more favorable terms, unless a special resolution to the contrary has been passed or the articles of association otherwise provide an exclusion from this requirement (which exclusion can be for a maximum of five years after which shareholders’ approval would be required to renew the exclusion). “Equity securities” means ordinary shares or rights to subscribe for, or convert securities into, ordinary shares where ordinary shares means shares other than shares that, with respect to dividends and capital, carry a right to participate only up to a specified amount in a distribution. In relation to the Company, “equity securities” will therefore include the Class A ordinary shares, and all rights to subscribe for or convert securities into such shares.

Confidential Treatment Requested by Royalty Pharma plc

Pursuant to 17 C.F.R. Section 200.83

A provision in our Articles of Association will authorize the directors to allot and issue new Class A ordinary shares, and to grant rights to subscribe for or to convert any security into new Class A ordinary shares, up to a maximum aggregate nominal amount (i.e., par value), representing         % of the number of shares in the capital of the Company issued and outstanding as of the date of the adoption of our Articles of Association for a period expiring (unless previously renewed, varied or revoked by the Company in general meeting) on the date which is five years from the date of the adoption of the Articles of Association. Renewal of such authorization is expected to be sought at least once every five years, and possibly more frequently.

Disclosure of Ownership Interests in Shares

Section 793 of the U.K. Companies Act gives us the power to require persons whom we know have, or whom we have reasonable cause to believe have, or within the previous three years have had, any ownership interest in any shares of the Company to disclose specified information regarding those shares. Failure to provide the information requested within the prescribed period (or knowingly or recklessly providing false information after the date the notice is sent) can result in criminal or civil sanctions being imposed against the person in default.

Under our Articles of Association, if any of our shareholders, or any other person appearing to be interested in the shares of the Company held by such shareholder, has been duly served with a notice under section 793 and fails to give us the information required by such notice or has made a statement which is false or inadequate in a material particular, then our board of directors may, in its absolute discretion at any time by notice, withdraw voting rights and place restrictions on the rights to receive dividends and refuse to register a transfer of such shares.

Alteration of Share Capital/Share Repurchases

Subject to the provisions of the U.K. Companies Act, and without prejudice to any relevant special rights attached to any class of shares, we may, from time to time, among other things:

•	increase our share capital by allotting and issuing new shares in accordance with the Articles of Association and any relevant shareholder resolution;

•	consolidate all or any of our share capital into shares of a larger nominal amount (i.e., par value) than the existing shares;

•	subdivide any of our shares into shares of a smaller nominal amount (i.e., par value) than its existing shares; or

•	redenominate our share capital or any class of share capital

The Company may not consolidate, divide, subdivide or redenominate any class of ordinary shares without consolidating, dividing, subdividing or redenominating (as the case may be) the other classes of ordinary shares.

English law prohibits us from purchasing our own shares unless such purchase has been approved by our shareholders. Shareholders may approve two different types of such share purchases: “on-market” share purchases or “off-market” share purchases. “On-market” purchases may only be made on a “recognised investment exchange,” which does not include            , which is the only exchange on which the Company’s shares will be traded. In order to purchase our own shares, as a Company listed on , we must therefore obtain the approval of our shareholders for an “off-market purchase” (on the basis of a specific purchase agreement with a financial intermediary) to acquire shares that are traded on . This requires our shareholders to pass an ordinary resolution approving an “off-market purchase,” where such approval may be for a maximum period of five years. In relation to an “off-market purchase,” we may not acquire our own shares until the terms of the contract pursuant to which the purchase(s) are to be made has been authorized by our shareholders.

Confidential Treatment Requested by Royalty Pharma plc

Pursuant to 17 C.F.R. Section 200.83

Transfer and Registration of Shares

Our Articles of Association allow shareholders to transfer all or any of their shares by instrument of transfer in writing in any usual form or in any other form which our board of directors may approve.

The instrument of transfer must be executed by or on behalf of the transferor and (in the case of a transfer of a share that is not fully paid) by or on behalf of the transferee. Our Articles of Association also permit transfer of shares in uncertificated form by means of a relevant electronic system.

We may not charge a fee for registering the transfer of a share.

Our board of directors may, in its absolute discretion, refuse to register a transfer of shares in certificated form if it is not fully paid (provided that the refusal does not prevent dealings in the shares from taking place on an open and proper basis) or is with respect to a share on which we have a lien and sums in respect of which the lien exists are payable and are not paid within 14 clear days after due notice has been sent. If our board of directors refuses to register a transfer of a share, it shall notify the transferor of the refusal and the reasons for it as soon as practicable and in any event within two months after the date on which the instrument of transfer was lodged with us (in the case of a transfer of a share in certificated form) or the instructions to the relevant system received. Any instrument of transfer which our board of directors refuses to register shall (except in the case of fraud) be returned to the person lodging it when notice of the refusal is sent.

             will act as our transfer agent and registrar. The share register reflects only registered owners of our Class A ordinary shares. Registration in the Company’s share register will be determinative of ownership of shares of the Company. A shareholder who holds shares beneficially will not be the holder of record of such shares. Instead, the clearance service or depositary (for example, Cede & Co, as nominee for the Depository Trust Company, or DTC, or GTU Ops, Inc., as nominee for Computershare Trust Company, N.A.) or other nominee will be the holder of record of those shares. Accordingly, a transfer of shares from a person who holds such shares beneficially to a person who holds such shares beneficially through a clearance service or depositary or other nominee will not be registered in the Company’s official share register, as the depositary or other nominee will remain the record holder of any such shares.

In the event that the Company notifies one or both of the parties to a share transfer that it believes stamp duty or stamp duty reserve tax is required to be paid in connection with a transfer of shares of the Company, if the parties to the transfer have an instrument of transfer duly stamped to the extent required and then provide such instrument of transfer to the Company’s share registrar, the buyer will be registered as the legal owner of the relevant shares on the official share register, subject to our rights with respect to the disclosure of interests in our shares.

Annual Accounts and Independent Auditor

Under English law, a “quoted company,” which includes a company whose equity share capital is admitted to dealing on the             , must deliver to the Registrar of Companies a copy of:

•	the company’s annual accounts;

•	the directors’ remuneration report;

•	the directors’ report;

•	any separate corporate governance statement;

•	a strategic report; and

•	the auditor’s report on those accounts, on the auditable part of the directors’ remuneration report, on the directors’ report, the strategic report and any separate corporate governance statement.

Confidential Treatment Requested by Royalty Pharma plc

Pursuant to 17 C.F.R. Section 200.83

The annual accounts and reports must be presented to the shareholders at a general meeting (although a vote is not mandatory in respect of such documents) and prepared in accordance with IFRS as adopted by the European Union. Under our Articles of Association, copies of the annual accounts and reports for that financial year must be sent to every shareholder, every debenture holder and every person entitled to receive notice of general meetings at least 21 clear days before the date of the meeting at which copies of the documents are to be presented. Our Articles of Association provide that any documents to our shareholders may be distributed in electronic form or by making them available on a website, as long as shareholders have agreed that such may be sent or supplied in that form.

As an English company with no applicable exemptions from the audit requirements under the U.K. Companies Act and applicable law, we must appoint an independent auditor to audit the annual accounts of the Company. The auditor of a public company may be appointed by ordinary resolution at the general meeting of the company at which the company’s annual accounts are laid. Directors can also appoint auditors at any time before the company’s first accounts meeting, after a period of exemption or to fill a casual vacancy.

The remuneration of an auditor is fixed by our shareholders by ordinary resolution or in a manner that our shareholders by ordinary resolution determine.

Liability of Directors and Officers

Under English law, any provision that purports to exempt a director of a company (to any extent) from any liability that would otherwise attach to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company is void.

Takeover Provisions

Regulation of Takeover Bids

Upon completion of this offering and given that the current intention of management is not for central management and control to be within the United Kingdom (or the Channel Islands or the Isle of Man), we do not currently envisage that the Takeover Code will apply to an offer for the Company. It is possible that in the future circumstances could change that may cause the Takeover Code to apply to us. The Takeover Code provides a framework within which takeovers of companies subject to it are conducted. In particular, the Takeover Code contains certain rules in respect of mandatory offers. Under Rule 9 of the Takeover Code, if a person:

•	acquires an interest in out shares that, when taken together with shares in which persons acting in concert with such person are interested carries 30% or more of the voting rights of our shares; or

•

who, together with persons acting in concert with such person, is interested in shares that in the aggregate carry not less than 30% and not more than 50% of the voting rights in the company acquires additional interest in shares that increase the percentage of shares carrying voting rights in which that person is interested, the acquirer, and, depending on the circumstances, its concert parties, would be required (except with the consent of the Takeover Panel) to make a cash offer for our outstanding shares at a price not less than the highest price paid for any interests in the shares by the acquirer or its concert parties during the previous 12 months.

Shareholders may therefore not receive the protections provided by the takeover rules in the United Kingdom if a person or persons seek to implement a takeover of the Company by way of a scheme of arrangement.

Under English law, an offeror for the Company that has acquired (i) 90% in value of; and (ii) 90% of the voting rights carried by the shares to which the offer relates may exercise statutory squeeze-out rights to

Confidential Treatment Requested by Royalty Pharma plc

Pursuant to 17 C.F.R. Section 200.83

compulsorily acquire the shares of the non-assenting minority. However, if an offer for the Company is conducted by way of a scheme of arrangement the threshold for the offeror obtaining 100% of Company shares comprises two components (i) approval by a majority in number of each class of Company shareholders present and voting at the shareholder meeting; and (ii) approval of Company shareholders representing 75% or more in value of each class of Company shareholders present and voting at that meeting.

Corporate Governance

Our Articles of Association allocate authority over the day-to-day management of us to our board of directors. Our board of directors may then delegate any of its powers, authorities and discretions (with power to sub-delegate) to any committee, consisting of such person or persons (whether directors or not) as it thinks fit, but regardless, our board of directors will remain responsible, as a matter of English law, for the proper management of our affairs. Committees may meet and adjourn as they determine proper. Unless otherwise determined by the board of directors, the quorum necessary for the transaction of business at any committee meeting shall be a majority of the members of such committee then in office unless the committee shall consist of one or two members, in which case one member shall constitute a quorum.

Legal Name; Formation; Fiscal Year; Registered Office

Our current legal and commercial name is Royalty Pharma Limited, and we were incorporated under the laws of England and Wales on February 6, 2020 as a private limited company (registration number 12446913). We will be reregistered as a public limited company and renamed “Royalty Pharma plc” prior to the closing of this offering. Our fiscal year ends on December 31 and our registered address is 11-12 St. James’s Square, Suite 1, Floor 3, London SW1Y 4LB, UK.

Stock Exchange Listing

We intend to apply to list our Class A ordinary shares on the             under the symbol “            .” Currently, there is no established public trading market for our Class A ordinary shares.

Confidential Treatment Requested by Royalty Pharma plc

Pursuant to 17 C.F.R. Section 200.83

CLASS A ORDINARY SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A ordinary shares. We cannot predict the effect, if any, that future sales of Class A ordinary shares, or the availability for future sale of Class A ordinary shares, will have on the market price of our Class A ordinary shares prevailing from time to time. The sale of substantial amounts of our Class A ordinary shares in the public market, or the perception that such sales could occur, could harm the prevailing market price of our Class A ordinary shares.

Upon the consummation of this offering, we will have            Class A ordinary shares (or            Class A ordinary shares if the underwriters exercise their option to purchase additional shares in full) outstanding. Of these shares, the            shares sold in this offering (or            Class A ordinary shares if the underwriters exercise their option to purchase additional shares in full) will be freely tradable without further restriction or registration under the Securities Act, except any shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. In the absence of registration under the Securities Act, shares held by affiliates may only be sold in compliance with the limitations of Rule 144 described below or another exemption from the registration requirements of the Securities Act. As defined in Rule 144, an affiliate of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the Company. Upon the completion of this offering, approximately            of our issued and outstanding Class A ordinary shares (or                 shares if the underwriters exercise their option to purchase additional shares in full), will be deemed “restricted securities,” as that term is defined under Rule 144, and would also be subject to the “lock-up” period noted below.

In addition, upon the consummation of the offering, the Continuing Investors will own an aggregate of                RP Holdings Class B Interests (or                RP Holdings Class B Interests if the underwriters exercise their option to purchase additional shares in full and giving effect to the use of the net proceeds therefrom) and all of our Class B ordinary shares through the Continuing Investors Partnerships. Following the expiration of the underwriters’ “lock-up” agreements, (i) the Continuing International Investors Partnership will promptly distribute to its holders substantially all of the RP Holdings Class B Interests it holds which will be exchanged for our Class A ordinary shares and a corresponding number of our Class B ordinary shares will then be redesignated as deferred shares (which have no voting rights and effectively no economic rights) and (ii) the Continuing US Investors Partnership will, upon instruction of any of its holders from time to time, distribute substantially all of the RP Holdings Class B Interests held on behalf of such holder that are subject to such instruction which will be exchanged for our Class A ordinary shares and a corresponding number of our Class B ordinary shares will then be redesignated as deferred shares (which have no voting rights and effectively no economic rights). Our Class A ordinary shares issuable to the Continuing Investors upon an exchange of RP Holdings Class B Interests would be considered “restricted securities,” as that term is defined under Rule 144.

Restricted securities may be sold in the public market only if they qualify for an exemption from registration under Rule 144 under the Securities Act, which is summarized below, or any other applicable exemption under the Securities Act, or pursuant to a registration statement that is effective under the Securities Act. Immediately following the consummation of this offering, the holders of approximately                of our Class B ordinary shares (or shares if the underwriters exercise their option to purchase additional Class A ordinary shares in full and giving effect to the use of the net proceeds therefrom) (on an assumed as-exchanged basis) will be entitled to dispose of their shares following the expiration of the initial 180-day underwriter “lock-up” period pursuant to the holding period, volume and other restrictions of Rule 144. The representatives of the underwriters are entitled to waive these lock-up provisions at their discretion prior to the expiration dates of such “lock-up” agreements.

Registration Rights

Upon completion of this offering, the holders of                Class A ordinary shares or their transferees (including those holders of RP Holdings Class B Interests exchangeable for Class A ordinary shares pursuant to the Exchange Agreement), will be entitled to various rights with respect to the registration of these shares under

Confidential Treatment Requested by Royalty Pharma plc

Pursuant to 17 C.F.R. Section 200.83

the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. We will not be required to register such Class A ordinary shares if an exemption from the registration requirements of the U.S. Securities Act is available with respect to the number of Class A ordinary shares desired to be sold.

Pursuant to the Registration Rights Agreement, at any time following the date that is      days after the closing of this offering, certain affiliates of Old RPI, to the extent that they continue to own more than     % of our Class A ordinary shares, may require us to file a registration statement with the SEC registering the offer and sale of a specified number of Class A ordinary shares, subject to limitations on the number of requests for registration that can be made in any twelve-month period as well as customary cutbacks at the discretion of the underwriters. We are obligated to pay all expenses incidental to any registration of Class A ordinary shares, excluding underwriting discounts and commissions. Except as described below, the Manager and its affiliates may sell their Class A ordinary shares in private transactions at any time, subject to compliance with applicable laws.

Lock-Up Arrangements

We, all of our directors, our executive officer, the Manager, certain employees of the Manager and                     , have agreed subject to certain exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Class A ordinary shares or any securities convertible into or exercisable or exchangeable for Class A ordinary shares for a period of 180 days after the date of this prospectus, without the prior written consent of                . See “Underwriting.”

Immediately following the consummation of this offering and the 180-day lock-up period, shareholders subject to “lock-up” agreements will hold shares of our Class A ordinary shares (assuming all RP Holdings Class B Interests are exchanged for Class A ordinary shares and a corresponding number of our Class B ordinary shares are redesignated as deferred shares), representing approximately            % of our then-issued and outstanding Class A ordinary shares (or                Class A ordinary shares, representing approximately            % of our then-issued and outstanding Class A ordinary shares if the underwriters exercise their option to purchase Class A ordinary additional shares in full and giving effect to the use of the net proceeds therefrom).

Rule 144

In general, a person (or persons whose shares are aggregated) who has beneficially owned restricted Class A ordinary shares for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted Class A ordinary shares for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three month period only a number of securities that does not exceed the greater of either of the following:

•

1% of the number of Class A ordinary shares then outstanding, which will equal approximately              shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional Class A ordinary shares; or

•	the average weekly trading volume of our Class A ordinary shares on the during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144 to the extent applicable.

Confidential Treatment Requested by Royalty Pharma plc

Pursuant to 17 C.F.R. Section 200.83

MATERIAL TAX CONSIDERATIONS

This summary discusses the material U.K. tax considerations and the material U.S. federal income tax considerations related to the purchase, ownership and disposition of our Class A ordinary shares as of the date hereof.

Material U.K. Tax Considerations

The following is a general summary of material U.K. tax considerations relating to the ownership and disposal of Class A ordinary shares. The comments set out below are based on current U.K. tax law as applied in England and Wales, and our understanding of HM Revenue & Customs (“HMRC”), practice (which may not be binding on HMRC) as at the date of this summary, both of which are subject to change, possibly with retrospective effect. They are intended as a general guide and apply to you only if you are a “U.S. Holder” (as defined in the section below). This summary only applies to you if you are not resident in the U.K. for U.K. tax purposes and do not hold Class A ordinary shares for the purposes of a trade, profession, or vocation that you carry on in the U.K. through a branch, agency, or permanent establishment in the U.K. and if you hold ordinary shares as an investment for U.K. tax purposes and are not subject to special rules. It assumes that we do not (and will not at any time) derive 75% or more of our qualifying asset value, directly or indirectly, from U.K. land, and that we are and remain solely resident in the U.K. for tax purposes.

This summary does not address all possible tax consequences relating to an investment in Class A ordinary shares. In particular it does not cover the U.K. inheritance tax consequences of holding Class A ordinary shares. This summary is for general information only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular investor. Holders of Class A ordinary shares are strongly urged to consult their tax advisers in connection with the U.K. tax consequences of their investment Class A in ordinary shares.

U.K. taxation of dividends

We will not be required to withhold amounts on account of U.K. tax at source when paying a dividend in respect of Class A ordinary shares. U.S. Holders who are not resident in the U.K. and who hold their Class A ordinary shares as an investment and not in connection with any trade carried on by them should not be subject to U.K. tax in respect of any dividends. No U.K. tax credit will attach to any dividend paid to U.S. Holders.

U.K. taxation of capital gains

An individual U.S. Holder who is not resident in the U.K. should not be liable to U.K. capital gains tax on capital gains realized on the disposal of his or her Class A ordinary shares unless such holder carries on a trade, profession or vocation in the U.K. through a branch or agency in the U.K. to which the ordinary shares are attributable.

An individual U.S. Holder of Class A ordinary shares who is temporarily non-resident for U.K. tax purposes will, in certain circumstances, become liable to U.K. tax on capital gains in respect of gains realized while he or she was not resident in the U.K..

A corporate holder of Class A ordinary shares that is a U.S. Holder should not be liable for U.K. corporation tax on chargeable gains realized on the disposal of ordinary shares unless it carries on a trade in the U.K. through a permanent establishment to which the Class A ordinary shares are attributable.

Stamp Duty and SDRT

The following statements are intended as a general guide to the current U.K. stamp duty and SDRT position, and apply regardless of whether or not a shareholder is resident or domiciled in the U.K. It should be noted that

Confidential Treatment Requested by Royalty Pharma plc

Pursuant to 17 C.F.R. Section 200.83

certain categories of persons, including market makers, brokers, dealers, and other specified market intermediaries, are entitled to exemption from stamp duty and SDRT in respect of purchases of securities in specified circumstances.

General rules

As a general rule, no stamp duty or SDRT is payable on an issuance of shares in a U.K. company, but transfers of shares in a U.K. company will generally attract a stamp duty or SDRT charge equal to 0.5% of the consideration for the shares.

Depositary arrangements and clearance services

Special rules apply where ordinary shares are issued or transferred to, or to a nominee or agent for, either a person whose business is or includes issuing depositary receipts within section 67 or section 93 Finance Act 1986 or a person providing a clearance service within section 70 or section 96 of the Finance Act 1986, under which stamp duty or SDRT may be charged at a higher rate of 1.5%. However, where a clearance service has made and maintained an election under section 97A Finance Act 1986, the 1.5% charge will not apply as transfers of ordinary shares into and within that clearance service would then be subject to stamp duty or SDRT at the normal 0.5% rate. We understand that HMRC regards DTC as a clearance service for these purposes and that no relevant election under section 97A(1) has been made.

However, on the basis of recent case law, HMRC has confirmed that it will no longer seek to impose stamp duty or SDRT at the rate of 1.5% on issues of U.K. shares to depositary receipt issuers and clearance systems, or on transfers of such shares to such issuers and systems where those transfers are integral to the raising of capital by a company. However, HMRC’s view is that the relevant case law does not have any impact upon the transfer (on sale or otherwise than on sale) of shares or securities to depositary receipt systems or clearance services that are not an integral part of an issue of share capital and so the 1.5% SDRT or stamp duty charge will continue to apply to such transfers and therefore if ordinary shares are withdrawn from the facilities of DTC, a charge to stamp duty or SDRT at 1.5% may arise on a subsequent redeposit of ordinary shares into the facilities of DTC.

In connection with the completion of this offering, we expect to put in place arrangements to require that our Class A ordinary shares held in certificated form or otherwise outside the facilities of DTC cannot be transferred into the DTC system until the transferor of the ordinary shares has first delivered the Class A ordinary shares to a depositary specified by us so that stamp duty (and/or SDRT) may be collected in connection with the initial delivery to the depositary. Any such Class A ordinary shares will be evidenced by a receipt issued by the depositary. Before the transfer can be registered in our books, the transferor will also be required to put the depositary in funds to settle the resultant liability to stamp duty (and/or SDRT), which will be charged at a rate of 1.5% of the value of the shares.

It should also be noted that the 1.5% charge for all issues of shares into depositary receipt systems and clearance services remains as a provision of U.K. statute and that the removal of the 1.5% charge is based upon the provisions of EU law. There is therefore a risk that this could be affected by the U.K.’s decision to leave the EU and the expiry of any related transitional or implementation period. The 2017 Autumn Budget included a statement that the government will not reintroduce the 1.5% charge on the issue of shares (and transfers integral to capital raising) into clearance services following the U.K.’s exit from the EU, but the charge will remain as a provision of U.K. statute. To the extent that U.K. law is changed, including as a result of the U.K.’s decision to leave the EU, restrictive measures may be taken in relation to trading in the Company’s shares. Specific professional advice should be sought before incurring a 1.5% stamp duty or SDRT charge in any circumstances.

Transfers of Class A ordinary shares within a clearance system or depositary receipt system should not result in a charge to stamp duty or SDRT in the U.K. provided that there is no written instrument of transfer and no election is, or has been, made by the clearance system under section 97A Finance Act 1986.

Confidential Treatment Requested by Royalty Pharma plc

Pursuant to 17 C.F.R. Section 200.83

Transfers of Class A ordinary shares within a clearance system where an election has been made by the clearance system under section 97A Finance Act 1986 will generally be subject to SDRT (rather than stamp duty) at a rate of 0.5% of the amount or value of the consideration.

The transfer on sale of Class A ordinary shares (outside the facilities of a clearance service such as DTC) by a written instrument of transfer will generally be liable to U.K. stamp duty at the rate of 0.5% (rounded up to the nearest £5) of the amount or value of the consideration for the transfer. The purchaser normally pays the stamp duty.

An agreement to transfer Class A ordinary shares (outside the facilities of a clearance service such as DTC) will generally give rise to a liability on the purchaser to SDRT at the rate of 0.5% of the amount or value of the consideration, but where an instrument of transfer is executed and duly stamped before the expiry of a period of six years beginning with the date of that agreement, (i) any SDRT that has not been paid ceases to be payable, and (ii) any SDRT that has been paid may be recovered from HMRC, generally with interest.

A share buy-back by the Company of Class A ordinary shares will give rise to stamp duty at the rate of 0.5% of the consideration payable by the Company, and such stamp duty will be paid by the Company.

Material U.S. Federal Income Tax Considerations

This summary discusses the material U.S. federal income tax considerations related to the purchase, ownership and disposition of our Class A ordinary shares as of the date hereof. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed Treasury regulations thereunder, published rulings and court decisions, all as currently in effect and all subject to change at any time, possibly with retroactive effect. The discussion of the holders’ tax consequences addresses only those persons that acquire their ordinary shares in this offering, and may not apply to all categories of investors, some of which may be subject to special rules under the Code, including, but not limited to:

•	banks or other financial institutions;

•	real estate investment trusts;

•	persons holding Class A ordinary shares as part of a hedging, integrated or conversion transaction or straddle;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	U.S. tax-exempt investors, including charitable remainder unit trusts;

•	common trust funds;

•	insurance companies;

•	dealers and other investors that do not own their Class A ordinary shares as capital assets;

•	partnerships or other entities classified as partnership for U.S. federal income tax purposes;

•	investors whose functional currency for U.S. federal income tax purposes is not the U.S. dollar; and

•	investors who are deemed to own 10% or more of our stock by vote or value.

This discussion is necessarily general and does not discuss all aspects of U.S. federal income tax, including the effect of the U.S. federal alternative minimum tax, or U.S. federal estate and gift tax, or any state, local or foreign tax laws to a holder of Class A ordinary shares. The actual tax consequences of the purchase and ownership of Class A ordinary shares will vary depending on your circumstances.

Confidential Treatment Requested by Royalty Pharma plc

Pursuant to 17 C.F.R. Section 200.83

Taxation of Our Company

Tax Classification of Royalty Pharma plc for U.S. Federal Income Tax Purposes

Our Class A ordinary shares are being issued by Royalty Pharma plc, an English public limited company incorporated under the laws of England and Wales. Pursuant to the Code and applicable Treasury regulations, an entity which is organized as a public limited company in the United Kingdom will generally be classified for U.S. federal tax purposes as a foreign corporation.

U.S. Federal Income Taxation of the Company

We believe that our activities, as conducted through our subsidiaries, and as currently contemplated, will not constitute being engaged in the conduct of a trade or business within the United States, although there can be no assurance the IRS will not successfully assert that we are engaged in the conduct of a trade or business within the United States. Because we believe that we will not be engaged in the conduct of a trade or business within the United States, we do not expect to be subject to United States federal income tax, except as described below.

The determination as to whether we are engaged in the conduct of a trade or business within the United States is factual in nature and must be made annually. Neither the Code nor the applicable Treasury regulations provide a general definition of what constitutes being engaged in the conduct of a trade or business within the United States, and the limited case law on the subject does not provide definitive guidance. The case law that exists generally provides that a foreign corporation will be treated as engaged in the conduct of a trade or business within the United States if it regularly and continuously carries out business activities in the United States. In addition, if any lower-tier partnership or other flow-through entity for U.S. federal income tax purposes in which we hold an interest (such as our subsidiaries) were deemed to be engaged in the conduct of a trade or business within the United States, we will be considered to be so engaged by way of attribution.

If deemed to be engaged in the conduct of a trade or business within the United States, including due to the activities conducted through our subsidiaries, Royalty Pharma plc generally would become subject to United States federal income tax on our taxable income treated as “effectively connected” to such trade or business and such income would be taxed at regular U.S. corporate rates. In addition, Royalty Pharma plc would potentially become subject to United States branch profits tax on its earnings and profits that are both “effectively connected” with our trade or business in the United States, with certain adjustments, and deemed repatriated out of the United States. The highest marginal United States federal income tax rates currently are 21% for a corporation’s effectively connected income and 30% for the “branch profits” tax. If our income and gains were characterized as effectively connected with a U.S. trade or business, we would be subject to significant U.S. taxes, plus interest and possible penalties.

While we do not expect to be engaged in the conduct of a trade or business within the United States or subject to U.S. taxation in that regard, we will be subject to United States federal withholding tax on certain fixed or determinable annual or periodical gains, profits and income, such as royalties from sources within the United States, unless reduced or eliminated under an applicable tax treaty or provision of the Code. Generally, this tax is imposed by withholding 30% of the payments, or deemed payments, that are subject to this tax. We expect that our subsidiaries will be eligible for benefits under the U.S.-Ireland income tax treaty, and, under that treaty, will not be subject to any U.S. withholding taxes on U.S.-source royalty payments, but no assurance can be given in that regard. See “Risk Factors—Risks Relating to Taxation—We could be liable for significant taxes due to changes in our eligibility for certain income tax treaty benefits or challenges to our tax positions with respect to the application of income tax treaties” for further information regarding the risk that we may not be entitled to treaty benefits.

Confidential Treatment Requested by Royalty Pharma plc

Pursuant to 17 C.F.R. Section 200.83

Taxation of Shareholders

The following is a summary of the material U.S. federal income tax consequences that will apply to you if you are a U.S. Holder of Class A ordinary shares.

Taxable U.S. Holders

For purposes of this discussion, a “U.S. Holder” is a beneficial holder of our Class A ordinary shares that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust which either (i) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

A non-U.S. Holder is a beneficial owner of our Class A ordinary shares (other than a partnership or a disregarded entity) that is not a U.S. Holder.

If a partnership holds Class A ordinary shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our Class A ordinary shares, you should consult your tax advisors. This discussion does not constitute tax advice and is not intended to be a substitute for tax planning.

Prospective shareholders should consult their own tax advisors concerning the U.S. federal, state and local income tax and estate tax consequences in their particular situations of the purchase, ownership and disposition of an ordinary share, as well as any consequences under the laws of any other taxing jurisdiction.

Passive Foreign Investment Companies

Generally. We expect that Royalty Pharma plc will be treated as a passive foreign investment company (“PFIC”), for U.S. federal income tax purposes. We currently anticipate that Royalty Pharma plc will be the only PFIC in our group, although it is possible that other entities in our group will be treated as PFIC.

A PFIC is any foreign corporation with respect to which either 75% or more of the gross income for a taxable year constitutes passive income for purposes of the PFIC rules or 50% or more of such foreign corporation’s assets in any taxable year (generally based on the quarterly average of the value of its assets) are held for the production of passive income. We generally expect that our income, which consists primarily of passive royalty revenues and interest income, and our assets, which consists primarily of assets that produce passive royalty revenues and interest income, will satisfy these tests and result in our treatment as a PFIC. There are no minimum stock ownership requirements for PFICs. Once a corporation qualifies as a PFIC it is, subject to certain exceptions, always treated as a PFIC, regardless of whether it satisfies either of the qualification tests in subsequent years. Any gain on disposition of stock of a PFIC, as well as income realized on certain excess distributions by the PFIC, is treated as though realized ratably over the shorter of your holding period of Class A ordinary shares or our holding period for the PFIC. Such gain or income is taxable as ordinary income, and subject to an interest change on account of tax deferred from prior years. Dividends paid by a PFIC are generally not eligible for treatment as qualified dividend income (“QDI”).

Confidential Treatment Requested by Royalty Pharma plc

Pursuant to 17 C.F.R. Section 200.83

There are three separate taxation regimes under the PFIC rules, which are the (i) excess distribution regime (which is the default regime), (ii) qualified electing fund (“QEF”), regime, and (iii) mark-to-market regime. A U.S. Holder who holds (actually or constructively) stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to U.S. federal income taxation under one of these three regimes. The effect of the PFIC rules on a U.S. Holder will depend upon which of these regimes applies to such U.S. Holder.

Excess Distribution Regime. If you do not make a QEF election or a mark-to-market election, as described below, the PFIC rules will require that you treat all gain on a direct or indirect disposition of your Class A ordinary shares and certain other defined excess distributions (generally distributions in excess of 125% of the average of the annual distributions on our Class A ordinary shares during the preceding three years or your holding period, whichever is shorter), as if the gain or the excess distribution were ordinary income earned ratably over the period during which you held your Class A ordinary shares. For gain and excess distributions allocated to prior years, the tax rate will be the highest in effect for that taxable year, and the tax will be payable generally without regard to offsets from deductions, losses and expenses. You also will be subject to an interest charge for any deferred tax. No portion of this ordinary income will be treated as QDI.

QEF Regime. A QEF election is effective for the taxable year for which the election is made and all subsequent taxable years and may not be revoked without the consent of the IRS. If a U.S. Holder makes a timely QEF election with respect to its direct or indirect interest in a PFIC, the U.S. Holder will be required to include in income each year a portion of the ordinary earnings and net capital gains of the PFIC as QEF income inclusions, even if amount is not distributed to the U.S. Holder. Thus, the U.S. Holder may be required to report taxable income as a result of QEF income inclusions without corresponding receipts of cash. We intend to distribute a significant portion of our Adjusted Cash Flow to our shareholders, and our shareholders that are U.S. Holders subject to U.S. federal income tax generally are expected to receive cash distributions from us sufficient to cover their respective U.S. tax liability with respect to such QEF income inclusions, but there can be no assurance in this regard.

The timely QEF election also allows the electing U.S. Holder to: (i) generally treat any gain recognized on the disposition of its shares of the PFIC as capital gain; (ii) treat its share of the PFIC’s net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on its share of PFIC’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge on the deferred tax computed by using the statutory rate of interest applicable to an extension of time for payment of tax. In addition, net losses (if any) of a PFIC will not pass through to our shareholders and may not be carried back or forward in computing such PFIC’s ordinary earnings and net capital gain in other taxable years. Consequently, a U.S. Holder may over time be taxed on amounts that as an economic matter exceed our net profits.

A U.S. Holder’s tax basis in our Class A ordinary shares will be increased to reflect QEF income inclusions and will be decreased to reflect distributions of amounts previously included in income as QEF income inclusions. No portion of the QEF income inclusions attributable to ordinary income will be treated as QDI. Amounts included as QEF income inclusions with respect to direct and indirect investments generally will not be taxed again when distributed. You should consult your tax advisors as to the manner in which QEF income inclusions affect your allocable share of our income and your basis in your Class A ordinary shares.

We intend to provide all of the information that a U.S. Holder making a QEF election is required to obtain for U.S. federal income tax purposes (e.g., the U.S. Holder’s pro rata share of our ordinary income and net capital gain), including a PFIC Annual Information Statement containing all the information required to be provided under the applicable Treasury regulations. In addition, if we invest in a PFIC (including, without limitation, in any PFIC subsidiaries), U.S. Holders will generally be subject to the PFIC rules described above with respect to such foreign corporations. There can be no assurance that a portfolio company or subsidiary in which we invest will not qualify as a PFIC, or that a PFIC in which we invest will provide the information necessary for a QEF

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election to be made by a U.S. Holder (in particular if we do not control that PFIC). However, to the extent any such portfolio company or subsidiary is under our control, we will endeavor to cause such portfolio company or subsidiary to provide all such information necessary for a QEF election to be made by a U.S. Holder with respect to such entity.

Mark-to-Market Regime. Alternatively, a U.S. Holder may make an election to mark marketable shares in a PFIC to market on an annual basis. PFIC shares generally are marketable if: (i) they are “regularly traded” on a national securities exchange that is registered with the Securities Exchange Commission or on the national market system established under Section 11A of the Securities and Exchange Act of 1934; or (ii) they are “regularly traded” on any exchange or market that the Treasury Department determines to have rules sufficient to ensure that the market price accurately represents the fair market value of the stock. We expect that our Class A ordinary shares, which are expected to be listed on the             , will qualify as marketable shares for the PFIC rules purposes, but there can be no assurance that the Class A ordinary shares will be “regularly traded” for purposes of these rules. Pursuant to such an election, you would include in each year as ordinary income the excess, if any, of the fair market value of such stock over its adjusted basis at the end of the taxable year. You may treat as ordinary loss any excess of the adjusted basis of the stock over its fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the election in prior years. A U.S. Holder’s adjusted tax basis in the PFIC shares will be increased to reflect any amounts included in income, and decreased to reflect any amounts deducted, as a result of a mark-to-market election. Any gain recognized on a disposition of our Class A ordinary shares will be treated as ordinary income and any loss will be treated as ordinary loss (but only to the extent of the net amount of income previously included as a result of a mark-to-market election). A mark-to-market election only applies for the taxable year in which the election was made, and for each subsequent taxable year, unless the PFIC shares ceased to be marketable or the IRS consents to the revocation of the election. Although we currently anticipate that Royalty Pharma plc will be the only PFIC in our group, U.S. Holders should also be aware that the Code and the Treasury regulations do not allow a mark-to-market election with respect to stock of lower-tier PFICs that are non-marketable. There is also no provision in the Code, Treasury regulations or other published authority that specifically provides that a mark-to-market election with respect to the stock of a publicly-traded holding company (which Royalty Pharma plc will be when this offering is consummated) effectively exempts stock of any lower-tier PFICs from the negative tax consequences arising from the general PFIC rules. Because the fair market value of the stock of a holding company generally includes the fair market value of the stock of its subsidiaries, it is possible that the mark-to-market rules were not intended to subject a U.S. investor to the general PFIC rules with respect to a non-publicly traded PFIC subsidiary if the investor made a valid mark-to-market election with respect to the stock of the public holding company of that subsidiary. However, because authority on the issue is lacking, we cannot assure you that the IRS will agree with any such position. We advise you to consult your own tax advisor to determine whether the mark-to-market tax election is available to you and the consequences resulting from such election.

PFIC Reporting Requirements. A U.S. Holder of our Class A ordinary shares will be required to file an annual report on IRS Form 8621 containing such information with respect to its interest in a PFIC as the IRS may require. Failure to file IRS Form 8621 for each applicable taxable year may result in substantial penalties and result in the U.S. Holder’s taxable years being open to audit by the IRS until such Forms are properly filed.

Distributions

Subject to the PFIC rules discussed above, for U.S. federal income tax purposes, the gross amount of a distribution made to a U.S. Holder in respect of our Class A ordinary shares will be treated as dividend income to such U.S. Holder to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. That dividend income will not be eligible for the dividends received deduction generally allowed to corporations. Further, because we expect to be a PFIC, the dividend income received by an individual is not expected to be eligible for the preferential tax rates that are generally applicable to certain dividend income. To the extent a distribution made to a U.S. Holder in respect of our Class A ordinary shares exceeds the U.S. Holder’s allocable share of our current and accumulated earnings and profits, the excess will be

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applied first to reduce the U.S. Holder’s adjusted tax basis in its Class A ordinary shares, and any remaining excess will constitute gain from the deemed sale or exchange of such shares.

If the U.S. Holder establishes that an amount actually distributed by a PFIC with respect to which a QEF election is in effect is paid out of earnings and profits of the PFIC that were previously included in the U.S. Holder’s income under the QEF rules, such amount is treated as a distribution that is not a dividend. Accordingly, such amounts are not included in the gross income of the U.S. Holder.

Under Section 904(h) of the Code, dividends paid by a non-U.S. corporation that is at least 50% owned by U.S. Holders may be treated as income derived from sources within the United States rather than from sources without the United States for foreign tax credit purposes to the extent the non-U.S. corporation has more than an insignificant amount of income from sources within the United States. The effect of this rule, for the current year and any applicable future year, may be to treat a portion of the dividends paid by us as income derived from sources within the United States for foreign tax credit purposes. Such treatment may adversely affect a U.S. Holder’s foreign tax credit limitation. You should consult your own tax advisors regarding the possible impact of Section 904(h) on any dividends that we pay with respect to Class A ordinary shares and on any other income derived from sourced without the United States.

Sale or Exchange of Class A Ordinary Shares

You will recognize gain or loss on a sale of Class A ordinary shares in an amount equal to the difference, if any, between the amount realized on the sale or exchange and your adjusted tax basis in the Class A ordinary shares sold. Your amount realized will be measured by the sum of the cash or the fair market value of other property you receive. Subject to the PFIC rules discussed above, gain or loss recognized by you on the sale or exchange of our Class A ordinary shares generally will be taxable as capital gain or loss and will be long-term capital gain or loss if you have held the Class A ordinary shares you sell or exchange for more than one year on the date of such sale or exchange. Capital gains of a non-corporate U.S. Holder, including an individual, that has held the ordinary shares for more than one year, are eligible for reduced tax rates. Because we expect to be a PFIC, gains from disposition of our Class A ordinary shares will be treated as capital gains only if a QEF election has been timely made. The deductibility of capital losses is subject to limitations. Any gain or loss that you recognize on a disposition of Class A ordinary shares generally will be treated as U.S.-source income or loss for foreign tax credit limitation purposes.

Medicare Taxes

Certain U.S. Holders that are individuals, estates or trusts are required to pay an additional 3.8% tax on, among other things, interest, dividends and gains from the sale or other disposition of capital assets. Each U.S. Holder that is an individual, estate or trust should consult its own tax advisors regarding the effect, if any, of this tax provision on their ownership and disposition of Class A ordinary shares.

Non-U.S. Holders

Subject to the U.S. backup withholding rules described below, non-U.S. Holders of Class A ordinary shares generally will not be subject to U.S. withholding tax on distributions with respect to or gain on sale or disposition of Class A ordinary shares.

Withholding and Backup Withholding

Under the backup withholding rules, you may be subject to backup withholding tax (at the applicable rate, currently 24%) with respect to distributions paid unless: you are a corporation or come within another exempt category and demonstrate this fact when required, or you provide (generally on an IRS Form W-9) a taxpayer identification number, certify as to no loss of exemption from backup withholding tax and otherwise comply with

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the applicable requirements of the backup withholding tax rules. If you are an exempt holder, you should indicate your exempt status on a properly completed IRS Form W-9. A non-U.S. Holder holding out Class A ordinary shares through a U.S. or U.S.-related broker may qualify as an exempt recipient by submitting a properly completed IRS Form W-8. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund.

THE FOREGOING DISCUSSION IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING. THE TAX MATTERS RELATING TO US AND OUR SHAREHOLDERS ARE COMPLEX AND ARE SUBJECT TO VARYING INTERPRETATIONS. MOREOVER, THE MEANING AND EFFECT OF TAX LAWS AND OF PROPOSED CHANGES WILL VARY WITH THE PARTICULAR CIRCUMSTANCES OF EACH PROSPECTIVE SHAREHOLDER. PROSPECTIVE SHAREHOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL AND OTHER TAX CONSEQUENCES OF ANY INVESTMENT IN OUR CLASS A ORDINARY SHARES.

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CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the purchase of our Class A ordinary shares by (i) employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (ii) plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the U.S. Tax Code and (iii) entities whose underlying assets are considered to include plan assets of any such employee benefit plans, plans accounts or arrangements (each of the foregoing described in clauses (i), (ii) and (iii) being referred to as an ERISA Plan).

In considering whether to invest the assets of any ERISA Plan in the Class A ordinary shares, a fiduciary of an ERISA Plan should determine, among other things, whether the investment is in accordance with the documents and instruments governing such plan and the applicable provisions of ERISA, the U.S. Tax Code or Similar Law (as defined below) relating to a fiduciary’s duties to such ERISA Plan, including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the U.S. Tax Code and any applicable Similar Law.

Prohibited Transaction Issues

ERISA and Section 4975 of the U.S. Tax Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities that are parties in interest, within the meaning of ERISA, or disqualified persons, within the meaning of Section 4975 of the U.S. Tax Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and/or the U.S. Tax Code. In addition, the fiduciary of the ERISA Plan that engages in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the U.S. Tax Code.

Whether or not our underlying assets were deemed to include plan assets, as described below, the acquisition of our Class A ordinary shares by an ERISA Plan with respect to which we are considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the U.S. Tax Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor (the “DOL”) has issued prohibited transaction class exemptions (“PTCE”), that may provide exemptive relief for direct or indirect prohibited transactions arising from the acquisition and holding of the Class A ordinary shares or any interest therein. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers. Each of the aforementioned exemptions contains conditions and limitations on its application, Fiduciaries of ERISA Plans considering acquiring and/or holding our Class A ordinary shares in reliance on any of these or any other exemption should carefully review the exemption to assure that it is applicable. There can be no assurance that all of the conditions of any such exemption will be satisfied.

Plan Asset Issues

ERISA and the regulations, which we refer to as the plan asset regulations, promulgated under ERISA by the DOL generally provide that when an ERISA Plan acquires an equity interest in an entity that is neither a publicly offered security nor a security issued by an investment company registered under the U.S. Investment Company Act, the ERISA Plan’s assets include both the equity interests and an undivided interest in each of the underlying assets of the entity unless it is established either that less than 25% of the total value of each class of equity interests in the entity is held by benefit plan investors as defined in Section 3(42) of ERISA, which we refer to as the 25% test, or that the entity is an operating company, as defined in the plan asset regulations. There

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can be no assurance that we will satisfy the 25% test and it is not anticipated that we will qualify as an operating company or register as an investment company under the U.S. Investment Company Act. It is anticipated that the Class A ordinary shares offered hereunder will qualify for the exemption for a publicly offered security, although no assurances can be given in this regard.

For purposes of the plan asset regulations, a publicly offered security is a security that is (i) freely transferable, (ii) part of a class of securities that is widely held, and (iii)(a) sold to the ERISA Plan as part of an offering of securities to the public pursuant to an effective registration statement under the U.S. Securities Act and the class of securities to which such security is a part is registered under the U.S. Exchange Act within 120 days after the end of the fiscal year of the Company during which the offering of such securities to the public has occurred, or (b) is part of a class of securities that is registered under Section 12 of the U.S. Exchange Act. We intend to effect such a registration under the U.S. Securities Act and the U.S. Exchange Act. The plan asset regulations provide that a security is widely held only if it is part of a class of securities that is owned by 100 or more investors independent of the Company and one another.

A security will not fail to be widely held because the number of independent investors falls below 100 subsequent to the initial offering thereof as a result of events beyond the control of the Company. The plan asset regulations provide that whether a security is freely transferable is a factual question to be determined on the basis of all the relevant facts and circumstances. It is anticipated that the Class A ordinary shares to be sold in this offering will be widely held and freely transferable, although no assurances can be given in this regard.

If our assets were deemed to be plan assets under ERISA, this would result, among other things, in (i) the application of the prudence and other fiduciary responsibility standards of ERISA to asset acquisitions made by us, and (ii) the possibility that certain transactions in which we might seek to engage could constitute prohibited transactions under ERISA.

Governmental plans, certain church plans and non-U.S. plans, which we refer to collectively with ERISA Plans as “Plans,” while not subject to the fiduciary responsibility or prohibited transaction provisions of Title I of ERISA or Section 4975 of the U.S. Tax Code, may nevertheless be subject to other U.S. federal, state or local or non-U.S. or other laws or regulations that are substantially similar to the foregoing provisions of ERISA or the U.S. Tax Code, which we collectively refer to as Similar Laws.

Representation

Because of the foregoing, the Class A ordinary shares should not be purchased or held by any person investing plan assets of any Plan unless the purchase and holding will not constitute a non-exempt prohibited transaction under Title I of ERISA or Section 4975 of the U.S. Tax Code or a similar violation of any applicable Similar Laws. Accordingly, by its acquisition of Class A ordinary shares or any interest therein each purchaser will be deemed to have represented and warranted that either (i) no portion of the assets used to purchase or hold the Class A ordinary shares or any interest therein constitutes the assets of any Plan, or (ii) the purchase and holding of the Class A ordinary shares and any interest therein will not result in a non-exempt prohibited transaction under Title I of ERISA or Section 4975 of the U.S. Tax Code or a similar violation of any applicable Similar Laws.

Each Plan fiduciary or other persons considering purchasing our Class A ordinary shares on behalf of, or with the assets of, any Plan should consult with its legal advisor concerning the matters described herein.

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UNDERWRITING

We are offering the Class A ordinary shares described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, BofA Securities, Inc., Goldman Sachs & Co. LLC, Citigroup Global Markets Inc. and UBS Securities LLC are acting as representatives of the underwriters.

We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of Class A ordinary shares listed next to its name in the following table:

Name	Number of Class A Ordinary Shares
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC
BofA Securities, Inc.
Goldman Sachs & Co. LLC
Citigroup Global Markets Inc.
UBS Securities LLC

Total

The offering of the Class A ordinary shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part. The underwriters are committed to purchase all the Class A ordinary shares offered by us if they purchase any Class A ordinary shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the Class A ordinary shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $                 per share. After the initial offering of the Class A ordinary shares to the public, if all of the Class A ordinary shares are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of any Class A ordinary shares made outside the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to                  additional Class A ordinary shares from us. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional Class A ordinary shares. If any Class A ordinary shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional Class A ordinary shares are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per Class A ordinary share less the amount paid by the underwriters to us per Class A ordinary share. The underwriting fee is $                 per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without option to purchase additional shares exercise	With full option to purchase additional shares exercise
Per Share	$	$
Total	$	$

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We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $                . We have also agreed to reimburse the underwriters for reasonable fees and expenses of counsel related to the review by FINRA of the terms of sale of the Class A ordinary shares offered hereby in an amount not to exceed $                .

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We, all of our directors, our executive officer, the Manager, certain employees of the Manager and             , have agreed subject to certain exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Class A ordinary shares or any securities convertible into or exercisable or exchangeable for Class A ordinary shares for a period of 180 days after the date of this prospectus, without the prior written consent of             .

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We will apply to have our Class A ordinary shares approved for listing/quotation on                  under the symbol “                .”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling Class A ordinary shares in the open market for the purpose of preventing or retarding a decline in the market price of the Class A ordinary shares while this offering is in progress. These stabilizing transactions may include making short sales of Class A ordinary shares, which involves the sale by the underwriters of a greater number of Class A ordinary shares than they are required to purchase in this offering, and purchasing Class A ordinary shares on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A ordinary shares in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the Class A ordinary shares, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase Class A ordinary shares in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the Class A ordinary shares or preventing or retarding a decline in the market price of the Class A ordinary shares, and, as a result, the

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price of the Class A ordinary shares may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the                 , in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our Class A ordinary shares. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our Class A ordinary shares, or that the shares will trade in the public market at or above the initial public offering price.

Other Relationships

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

In addition, affiliates of              are lenders under RPI Intermediate FT’s credit agreement, dated as of February 11, 2020, and affiliates of              are lenders under RPI Intermediate FT’s credit agreement, dated as of February 11, 2020, for which such affiliates of such underwriters, in each case, have received customary fees.

Selling Restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

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Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

European Economic Area and United Kingdom

In relation to each Member State of the European Economic Area and the United Kingdom (each a “Relevant State”), no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

•	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the representatives and us that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any shares being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the representatives been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

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United Kingdom

In the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth entities (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

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Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the shares were not offered or sold or caused to be made the subject of an invitation for subscription or purchase and will not be offered or sold or caused to be made the subject of an invitation for subscription or purchase, and this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, has not been circulated or distributed, nor will it be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended

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from time to time (the “SFA”)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law; or

(d)	as specified in Section 276(7) of the SFA.

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ENFORCEABILITY OF CIVIL LIABILITIES

UNDER U.S. FEDERAL SECURITIES LAWS AND OTHER MATTERS

We are incorporated under the laws of England and Wales. In addition, certain of our directors and officers reside outside the United States, and all or a substantial portion of their assets and our assets are or may be located in jurisdictions outside the United States. Therefore, it may be difficult or impossible for investors to effect service of process within the United States on us or upon our non-U.S. directors or officers or to recover against us or our non-U.S. directors or our officers on judgments of U.S. courts, including judgments based on the civil liability provisions of U.S. federal securities laws. However, we may be served with process in the United States with respect to actions against us arising out of or in connection with violations of U.S. federal securities laws relating to offers and sales of Class A ordinary shares made hereby by serving                 , our agent, duly appointed for that purpose.

A final judgment for the payment of money rendered by any U.S. federal or state court based on civil liability, whether or not based solely on U.S. federal or state securities laws, would not automatically be enforceable in England or in countries other than the United States where we have assets.

There is currently no treaty to which the United States and England are parties that provides for the reciprocal recognition and enforcement of judgments in civil and commercial matters (although the United States and the United Kingdom are both parties to the New York Convention on the Recognition and Enforcement of Foreign Arbitral Awards). Consequently, a final judgment for payment rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon U.S. federal securities laws, would not automatically be enforceable in England. In order to enforce any U.S. judgment in England, fresh proceedings must be initiated by way of common law action on the judgment debt before a court of competent jurisdiction in England. In a common law action, an English court generally will not reinvestigate the merits of the original matter decided by a U.S. court and may order summary judgment on the basis that there is no arguable defense to the claim for payment. The entry of an enforcement order by an English court is conditional, among other things, upon the following:

•	the U.S. court having had jurisdiction over the original proceeding according to English conflict of laws principals, regardless of jurisdiction according to U.S. conflict of laws principles;

•	the judgment being final and conclusive on the merits (in the sense of being final and unalterable in the court which pronounced it) and being for a debt or a definite sum of money;

•	the judgment not contravening English public policy or statute in England (including, for example, the U.K. Human Rights Act 1998);

•	the judgment being not for a sum payable in respect of taxes or other charges of a like nature, or in respect of a fine or penalty;

•	the judgment not being arrived at by doubling, trebling or otherwise multiplying a sum assessed as compensation for the loss or damage sustained; and

•	the judgment having not been obtained by fraud or in breach of the principles of natural justice.

Enforcement proceedings would normally be required to be commenced within six years of the date of the judgment. In addition, it is questionable whether an English court would accept jurisdiction and impose civil liability if proceedings were commenced in England predicated solely upon U.S. federal securities law.

If an English court gives judgment for the sum payable under a U.S. judgment, the English judgment will be enforceable by methods generally available under English law for this purpose. These methods generally permit the court discretion to prescribe the manner of enforcement. It may not be possible to obtain an English judgment or to enforce that judgment if the judgment debtor is subject to any insolvency or similar proceedings, or if the judgment debtor has any set-off or counterclaim against the judgment creditor. Also note that, in any

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enforcement proceedings, the judgment debtor may raise any counterclaim that could have been brought if the action had been originally brought in England unless the subject of the counterclaim was in issue and denied in the U.S. proceedings.

We may comply with a U.S. judgment voluntarily, but, if it were not to do so, you would have to apply to an English court for an original judgment. Consequently, it could prove difficult to enforce civil liabilities solely based on U.S. securities law in England. In addition, awards of punitive damages in actions brought in the United States or elsewhere may not be enforceable in England and English courts are unlikely to enforce any U.S. judgments for specific performance.

Confidential Treatment Requested by Royalty Pharma plc

Pursuant to 17 C.F.R. Section 200.83

LEGAL MATTERS

The validity of the Class A ordinary shares and certain legal and tax matters under U.S. and English law will be passed upon for us by Davis Polk & Wardwell LLP and Davis Polk & Wardwell London LLP. Certain legal matters under U.S. law will be passed upon for us by Akin Gump Strauss Hauer & Feld LLP, New York, New York, and certain legal matters under Irish law will be passed upon for us by Matheson, Dublin, Ireland. Akin Gump Strauss Hauer & Feld LLP and Matheson also represent RP Management. Certain legal matters in connection with this offering will be passed upon for the underwriters by Goodwin Procter LLP, New York, New York and Goodwin Procter (UK) LLP, London.

EXPERTS

The consolidated financial statements of Royalty Pharma Investments and Subsidiaries as of December 31, 2018 and for each of the two years in the period ended December 31, 2018 appearing in this prospectus and Registration Statement have been audited by Ernst & Young, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the Class A ordinary shares offered by this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. For further information about us and our Class A ordinary shares, we refer you to the registration statement and to its exhibits and schedules.

Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act and will be required to file reports and other information with the SEC.

You can review this registration statement, as well as our future SEC filings, by accessing the SEC’s website at www.sec.gov.

We intend to make available to our shareholders annual reports containing consolidated financial statements audited by an independent registered public accounting firm.

Confidential Treatment Requested by Royalty Pharma plc

Pursuant to 17 C.F.R. Section 200.83

ROYALTY PHARMA INVESTMENTS AND SUBSIDIARIES

INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018, and

For the Years Ended December 31, 2018 and 2017

Confidential Treatment Requested by Royalty Pharma plc

Pursuant to 17 C.F.R. Section 200.83

Report of Independent Registered Public Accounting Firm

To the Board of Directors of RP Management (Ireland) Limited

as manager of Royalty Pharma Investments

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Royalty Pharma Investments and subsidiaries (the “Company”) as of December 31, 2018, the related consolidated statements of comprehensive income, unitholders’ equity and cash flows for each of the two years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young

We have served as the Company’s auditor since 2003

Dublin, Ireland

February 13, 2020

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ROYALTY PHARMA INVESTMENTS AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(in thousands)

As of December 31,
2018
Assets
Current assets
Cash and cash equivalents	$1,924,211
Royalty assets, net - financial assets	461,821
Accrued royalty receivable	35,996
Other receivables	150,000
Derivative financial instruments	19,196
Other royalty income receivable	12,631
Other current assets	4,699

Total current assets	2,608,554

Royalty assets, net - financial assets	8,377,231
Royalty assets, net - intangible assets	75,648
Equity securities	146,008
Derivative financial instruments	19,111
Investment in non-consolidated affiliates	143,595

Total assets	$11,370,147

Liabilities and equity
Current liabilities
Royalty distribution payable to affiliates	$44,259
Accounts payable and accrued expenses	4,477
Milestone payable	250,000
Current portion of long-term debt	281,436

Total current liabilities	580,172

Long-term debt	6,237,896

Total liabilities	6,818,068

Commitments and contingencies
Unitholders’ equity
Unitholders’ contributions	3,282,516
Retained earnings	1,215,953
Non-controlling interest	63,865
Accumulated other comprehensive (loss)/income	(10,255)

Total unitholders’ equity	4,552,079

Total liabilities and unitholders’ equity	$11,370,147

See accompanying notes to consolidated financial statements.

Confidential Treatment Requested by Royalty Pharma plc

Pursuant to 17 C.F.R. Section 200.83

ROYALTY PHARMA INVESTMENTS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands)

	For the years ended December 31,
	2018	2017
Total income and revenues
Income from royalty assets	$1,524,816	$1,539,417
Revenue from royalty assets	134,118	38,090
Other royalty income	135,960	20,423

Total income and other revenues	1,794,894	1,597,930

Operating expenses
Research and development funding expense	392,609	117,866
Provision for changes in expected cash flows from royalty assets	(57,334)	400,665
Amortization of intangible assets	33,267	33,267
General and administrative expenses	61,906	106,440

Total operating expenses	430,448	658,238

Operating income	1,364,446	939,692

Other expense/(income)
Equity in loss/(earnings) of non-consolidated affiliates	7,023	(163,779)
Interest expense	279,956	247,339
Realized gain on available for sale debt securities	(419,481)	(412,152)
Gain on sale of royalty asset	—	(52,753)
Unrealized gain on interest rate swaps	(11,923)	(16,999)
Unrealized loss on equity securities	13,939	—
Interest income	(24,441)	(6,762)
Other non-operating income, net	1,518	1,618

Total other income, net	(153,409)	(403,488)

Consolidated net income before tax	1,517,855	1,343,180
Income tax expense	—	—

Consolidated net income	1,517,855	1,343,180

Less: Net income attributable to non-controlling interest	(140,126)	(133,155)

Net income attributable to controlling interest	1,377,729	1,210,025

Other comprehensive income/(loss)
Reclassification of loss on interest rate swaps included in net income	8,003	8,931
Change in unrealized movement on available for sale debt securities	(402,502)	(341,099)

Other comprehensive loss	(394,499)	(332,168)

Comprehensive income	983,230	877,857

Less: Other comprehensive income/(loss) attributable to non-controlling interest	—	—

Comprehensive income attributable to controlling interest	$983,230	$877,857

See accompanying notes to consolidated financial statements.

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Pursuant to 17 C.F.R. Section 200.83

ROYALTY PHARMA INVESTMENTS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN UNITHOLDERS’ EQUITY

(in thousands)

	Unitholders’ Contributions	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Non-Controlling Interest	Total Consolidated Unitholders’ Equity
Balance at December 31, 2016	$3,282,516	$180,595	$713,549	$268,960	$4,445,620
Distributions	—	(735,174)	—	(260,912)	(996,086)
Net income	—	1,210,025	—	133,155	1,343,180
Other comprehensive income/(loss):
Unrealized loss on available for sale debt securities	—	—	(341,099)	—	(341,099)
Reclassification of loss on interest rate swaps	—	—	8,931	—	8,931

Balance at December 31, 2017	$3,282,516	$655,446	$381,381	$141,203	$4,460,546

Distributions	—	(814,359)	—	(217,464)	(1,031,823)
Cumulative adjustment for adoption of ASU 2016-01		(2,863)	2,863		—
Net income	—	1,377,729	—	140,126	1,517,855
Other comprehensive income/(loss):
Unrealized loss on available for sale debt securities	—	—	(402,502)	—	(402,502)
Reclassification of loss on interest rate swaps	—	—	8,003	—	8,003

Balance at December 31, 2018	$3,282,516	$1,215,953	$(10,255)	$63,865	$4,552,079

See accompanying notes to consolidated financial statements.

Confidential Treatment Requested by Royalty Pharma plc

Pursuant to 17 C.F.R. Section 200.83

ROYALTY PHARMA INVESTMENTS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	For the years ended December 31,
	2018	2017
Cash flows from operating activities:
Cash collections from royalty assets - financial assets	$2,052,592	$1,752,996
Cash collections from royalty assets - intangible assets	106,689	103,250
Other royalty cash collections	125,162	13,014
Interest received	24,441	6,754
Distributions from non-consolidated affiliates	39,402	—
Swap collateral received	3,467	900
Swap collateral posted	(510)	(3,850)
Development-stage funding payments - ongoing	(108,163)	(118,366)
Development-stage funding payments - upfront	(284,446)	—
Payments for operating costs and professional services	(72,535)	(74,681)
Payments for rebates	(125)	(26,499)
Interest paid	(267,657)	(235,205)

Net cash provided by operating activities	1,618,317	1,418,313

Cash flows from investing activities:
Acquisitions of royalty assets-financial assets	(269,593)	(2,290,707)
Purchases of available for sale securities	(152,810)	(10,000)
Proceeds from available for sale debt securities	750,000	600,000
Investments in non-consolidated affiliates	(24,173)	(2,000)
Proceeds from sale of royalty asset	—	115,000

Net cash provided by/(used in) investing activities	303,424	(1,587,707)

Cash flows from financing activities:
Distributions to unitholders	(814,359)	(735,174)
Distributions to non-controlling interest	(268,693)	(278,727)
Repayments of long-term debt	(294,000)	(193,000)
Proceeds from issuance of long-term debt	—	1,100,000
Other	(2,049)	(16,353)

Net cash used in financing activities	(1,379,101)	(123,254)

Net change in cash and cash equivalents	542,640	(292,648)
Cash and cash equivalents, beginning of year	1,381,571	1,674,219

Cash and cash equivalents, end of year	$1,924,211	$1,381,571

See accompanying notes to consolidated financial statements.

Confidential Treatment Requested by Royalty Pharma plc

Pursuant to 17 C.F.R. Section 200.83

ROYALTY PHARMA INVESTMENTS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Purpose

Royalty Pharma Investments and subsidiaries (the “Trust,” “Company,” “Old RPI” or “we”) is a unit trust established in August 2011 under the laws of Ireland and authorized by the Central Bank of Ireland pursuant to the Unit Trusts Act, 1990. Our goal is to participate in royalties generated from the sale of pharmaceutical products through the acquisition of the contractual royalty streams associated with these products and, in some cases, the underlying intellectual property. We do this through directly acquiring royalties held by inventors, universities, research hospitals, foundations or companies; co-funding the development of pharmaceutical products with strategic operating partners; and indirectly acquiring royalty-rich companies for the purpose of obtaining the royalties, either alone or with partners who are interested in the acquisition of the operating assets.

RP Management (Ireland) Ltd. (“RP Ireland”), is the manager of the Trust and equivalent to the board of directors of a company or general partner of a partnership and is responsible for the day to day operations of the Trust. Its functions can be delegated to third parties. RP Ireland has delegated responsibility for investment management of the Trust to its parent company RP Management, LLC (the “Manager”), in accordance with the investment objectives and policies of the Trust. RP Ireland has delegated responsibility for the administrative functions of the Trust to State Street (Ireland) Limited (the “Administrator”), an unrelated party.

The units of the Trust are held exclusively by RPI US Partners, LP; RPI US Partners II, LP; RPI International Partners, LP; and RPI International Partners II, LP (the “Legacy Investors Partnerships”). The RPI Legacy Holders are also managed by the Manager.

At the discretion of RP Ireland, the Trust can distribute to its unitholders free cash flow after debt service and covenant requirements.

Reorganization Transactions and the U.S. Listing

In connection with an anticipated U.S. listing of Class A ordinary shares, we consummated an exchange offer on February 11, 2020 (the “Exchange Date”). In the exchange offer, 82% of investors who invested in Old RPI through certain partnerships (the “Legacy Investors Partnerships”), exchanged their limited partnership interests in the Legacy Investors Partnerships for limited partnership interests in RPI US Partners 2019, LP, a Delaware limited partnership (the “Continuing US Investors Partnership”) or RPI International Holdings 2019, LP, a Cayman Islands exempted limited partnership (the “Continuing International Investors Partnership” and together with the Continuing US Investors Partnership, the “Continuing Investors Partnerships”). The exchange offer transaction together with (i) the concurrent incurrence of indebtedness under our new credit facility and (ii) the issuance of additional interests in Continuing Investors Partnerships to satisfy performance payments payable in respect of assets acquired prior to the date of this offering are referred to as the “Exchange Offer Transactions.”

As a result of the Exchange Offer Transactions, 82% of the portfolio of Old RPI was effectively transferred to our successor, Royalty Pharma Investments 2019 ICAV, an Irish collective asset management entity (“RPI”) on the Exchange Date. RPI, through its wholly-owned subsidiary RPI 2019 Intermediate Finance Trust, a Delaware statutory trust (“RPI Intermediate FT”), owns an 82% economic interest in Old RPI. Through its 82% indirect ownership of Old RPI, RPI is legally entitled to 82% of the economics of Old RPI’s wholly-owned subsidiaries, RPI Finance Trust, a Delaware statutory trust (“RPIFT”) and RPI Acquisitions (Ireland), Limited (“RPI Acquisitions”), an Irish private limited company, and 66% of Royalty Pharma Collection Trust, a Delaware statutory trust (“RPCT”). The remaining 33% of RPCT is owned by the Legacy Investors Partnerships and Royalty Pharma Select Finance Trust, a Delaware statutory trust (“RPSFT”), which is wholly owned by Royalty Pharma Select, an Irish Unit trust (“RPS”). From the Exchange Date until the expiration of the Legacy Investors Partnerships’ investment period on June 30, 2020 (the “Legacy Date”), RPI will participate

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ROYALTY PHARMA INVESTMENTS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

proportionately with the Legacy Investors Partnerships in any investment made by Old RPI. Following the Legacy Date, Old RPI will cease making new investments and each of Old RPI and the Legacy Investors Partnerships will become legacy entities. Following the Legacy Date, we will make new investments through RPI and its wholly-owned subsidiaries (together with RPI, the “RPI Group”), including RPI Intermediate FT.

As a part of the reorganization, the Legacy Investors Partnerships and RPI Intermediate FT have entered into new credit facilities in the amount of $1,260,000,000 and $6,040,000,000, respectively, the proceeds of which were used to repay the $6,273,000,000 outstanding debt of RPIFT and, in the case of RPI Intermediate FT, will also be used to fund future investments. As part of the new credit facilities, RPI Intermediate FT repaid $5,175,884,653, its pro rata portion of RPIFT’s outstanding debt and accrued interest. RPIFT terminated all outstanding interest rate swaps in connection with the refinancing.

Prior to, and as a condition precedent to the closing of the U.S. listing, various reorganization transactions will be effected, including the following:

•	the Exchange Offer Transactions (as described above); and

•	the execution of a new management agreement with the Manager.

We refer to these transactions collectively as the “Reorganization Transactions.”

After the consummation of the Reorganization Transactions, “Royalty Pharma plc,” “Royalty Pharma,” the Company,” “we,” “us” and “our” refer to Royalty Pharma plc, an English public limited company incorporated under the laws of England and Wales, and its subsidiaries on a consolidated basis, as they would exist upon the closing of the U.S. listing. Immediately following this offering, we will be a holding company and our principal asset will be a controlling equity interest in Royalty Pharma Holdings Ltd., (“RP Holdings”), a private limited company incorporated under the laws of England and Wales and U.K. tax resident. RP Holdings will be formed in connection with the Reorganization Transactions, following which it will be the sole equity owner of RPI. The RP Holdings Class B ordinary shares will be initially held through a depositary. We refer to the RP Holdings Class B ordinary shares or the depositary receipts that represent them as the “RP Holdings Class B Interests.”

2. Summary of Significant Accounting Policies

Basis of preparation and use of estimates

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various market-specific and other relevant assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily available from other sources.

Basis of consolidation

The consolidated financial statements include the accounts of Royalty Pharma Investments and its wholly-owned subsidiaries RPIFT and RPI Acquisitions, and RPCT. For consolidated entities where we own or are exposed to less than 100% of the economics, such as RPCT, we record net (income)/loss attributable to non-controlling interests in our consolidated statements of comprehensive income equal to the percentage of the economic or ownership interest retained in such entities by the respective non-controlling parties.

As the result of a reorganization transaction that took place in 2011, a non-controlling interest was created related to certain legacy investors’ 20% interest in RPCT held through RPSFT. As noted above, RPIFT, our wholly-owned subsidiary, owns the remaining 80% of RPCT, which is fully consolidated.

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All intercompany transactions and balances have been eliminated in consolidation.

Segment Information

We determined that our chief executive officer is the chief operating decision maker (CODM). The CODM reviews financial information presented on a consolidated basis to allocate resources, evaluate financial performance, and make overall operating decisions. As such, we concluded that we operate as one segment primarily focused on acquiring royalty-generating products.

Royalty assets

An acquisition of a royalty asset provides the buyer with contractual rights to cash flows relating to royalties from the sales of patent-protected biopharmaceutical products. These acquisitions entitle us to receive a portion of income from the sale of patent-protected biopharmaceutical products by unrelated biopharmaceutical companies. For the majority of our royalties, our rights are protective in nature. In other words, we do not own the intellectual property, and we do not have the right to commercialize the underlying products. Acquisitions of contractual cash flow streams with yield components that most closely resemble loans are classified as financial assets.

In the limited instances where we possess the rights to exploit the underlying patents, rights to the intellectual property related to the biopharmaceutical products, or the ability to influence the amount or duration of future royalty payments, these royalties are classified as intangible assets.

Royalty assets, net - financial assets

Although a royalty asset does not have the contractual terms typical of a loan (such as contractual principal and interest), we analogize to the accounting guidance within Accounting Standards Codification 310 (“ASC”), Receivables, as it most closely aligns with the underlying economics of our royalties that are classified as financial assets. Therefore, such royalties are classified similar to loans receivable and are measured at amortized cost using the prospective effective interest method described in ASC 835-30 Imputation of Interest.

The effective interest rate is calculated by forecasting the expected cash flows to be received over the life of the asset relative to the initial invested amount. The effective interest rate is reviewed and adjusted each reporting period as differences between expected cash flows and actual cash flows are realized and as there are changes to expected future cash flows. Income is calculated by multiplying the carrying value of the royalty asset by the effective interest rate. The carrying value of Royalty assets, net - financial assets is made up of the opening balance, or net purchase price for a new royalty asset, increased by the interest income accrual and decreased by cash receipts in the period to arrive at the ending balance. If the ending balance is greater than the net present value of the expected future cash flows, a provision is recorded to reduce the asset balance to the net present value. The provision is recorded through the income statement as Provision for changes in expected future cash flows and the carrying value of Royalty assets, net - financial assets is net of the cumulative allowance for changes in expected future cash flows.

The application of the prospective approach to measure royalty assets requires management’s judgment in forecasting the expected future cash flows of the underlying royalties. In addition, income recognition from royalty assets can be impacted by management’s assumptions around (1) product growth rates and sales trends in outer years, (2) the geographical allocation of annual sales data from Wall Street analysts’ models, (3) product and pricing mix for franchised products, (4) the strength of patent protection, including anticipated entry of generics, and (5) estimates of the duration of the royalty. The amounts and duration of forecasted expected future cash flows are largely impacted by Wall Street research analyst coverage, commercial performance of the product and the royalty duration, each discussed in further detail below.

•	Analyst coverage. Forecasts of expected future cash flows are developed from sales projections of the underlying biopharmaceutical products as published in Wall Street research analyst reports. In

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projecting future cash flows, our policy is to derive annual sales projections for each royalty asset by applying the median growth rates calculated from consensus forecasts among Wall Street research analysts currently reporting on a product to the corresponding periods for which we are entitled to royalties. Growth rates inherent in these forecasts are based on input from internal and external market research that analyzes factors such as growth in global economies, industry trends and product life cycles. When royalty-bearing biopharmaceutical products have no coverage, limited Wall Street research analyst coverage or where Wall Street research analyst estimates are not available for the full term of the royalty, particularly for the later years in a product’s life, management uses reasonable judgment to make assumptions about the growth or decline in the sales of these products based on historical data, market trends and management’s own expertise. Further, based on the level of detail in Wall Street research analyst models, management can also be required to apply assumptions to the sales forecasts to estimate the quarterly and geographical allocation from annual sales projections and, for franchised products, to estimate the product mix and pricing mix, or to exclude from projections sales forecasts for unapproved products or indications. Royalty Pharma’s contractual royalty terms and rates are then applied to the adjusted sales projections to calculate the expected royalty payments over the term of the royalty asset’s life, forming the basis for our forecast of expected future cash flows used to calculate and measure interest income.

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Commercial performance. The approval of a product for use in new indications can extend the date through which we are entitled to royalties on that product. Likewise, for certain royalties, such as the cystic fibrosis franchise, we are entitled to royalties on approved combination products and may be entitled to royalties on future combination products, which, once approved, create new cash flow streams which were not initially contemplated and whose sales were previously not reflected in sales projections. We do not recognize income from, or forecast sales for, unapproved products or indications. If a product is removed from all or a portion of a market, subsequent Wall Street research analysts’ forecasts will reflect the expected drop in sales. Both the new cash flow streams and the cessation of cash flow streams related to a product’s performance in the market can materially affect our forecast of expected future cash flows over the royalty term.

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Royalty duration. The duration of a royalty can be based on a number of factors, such as patent expiration dates, the number of years from first commercial sale, or the first date of manufacture of the patent-protected product, the entry of generics, or a contractual date arising from litigation, which are all impacted by the timing in the product’s life cycle at which we acquire the royalty assets. The royalty duration varies by geography as the United States, European Union, and other jurisdictions may be subject to different country-specific patent protection terms or exclusivity based on contractual terms. Products may be covered by a number of patents and, for products whose royalty term is linked to the existence of valid patents, management is required to make judgments about the patent providing the strongest patent protection to align the period over which management forecasts expected future cash flows to the royalty term. It is common for the latest expiring patent in effect at the date we acquire a royalty asset to be extended, adjusted, or replaced with newer dated patents subsequent to our acquisition date due to new information, resulting in changes to the royalty term in later periods. Patents may expire earlier than expected at the time of the acquisition due to the loss of patent protection, loss of data exclusivity on intellectual property, contractual licensing terms limiting royalty payments based on time from product launch, or due to recent legal developments and/or litigation outcomes. Macroeconomic factors, such as changes in economies or the competitive landscape, including the unexpected loss of exclusivity to the products underlying our portfolio of royalties, changes in government legislation, product life cycles, industry consolidations and other changes beyond our control could result in a positive or negative impact on projections.

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A shortened royalty term can result in a reduction in the effective interest rate, a decline in the carrying value of the royalty asset, a decline in income from royalty assets, significant reductions in royalty payments compared to expectations, or a permanent impairment. Additionally, royalty payments may occasionally continue beyond the royalty term for such reasons we cannot foresee such as excess inventory in the channel or additional scope of patent protection identified after expiry, including royalties we may become entitled to from new indications, new compounds, or for new regulatory jurisdictional approvals. For products providing perpetual royalties, management applies judgment in establishing the duration over which we forecast expected future cash flows.

Management is required to make assumptions around the royalty duration for the recognition of interest income on royalty assets classified as financial assets. In some cases, patent protection may extend to a later period than the expiration date management has estimated. Management may apply a shorter royalty term in this situation if, based on the experience and expertise of the research team, management believes that it is more likely that the associated patents are subject to opposition or infringement, that the market for a particular product may shift based on pipeline approvals and products, or that product sales may be harmed by competition from generics. For products providing perpetual royalties, management applies judgment in establishing the duration over which it forecasts expected future cash flows. Management may assign a 10-year royalty term initially to correspond to the average remaining patent life of a product after approval, which is reviewed and revised as necessary at each reporting period.

The current portion of Royalty assets, net - financial assets represents an estimation for current quarter royalty receipts which are collected during the subsequent quarter and for which the estimates are derived from the latest external publicly available Wall Street research analyst reports, reported in arrears.

Cumulative allowance and Provision for changes in expected cash flows from royalty assets

We evaluate royalty assets for impairment on an individual basis at the end of each reporting period by comparing the effective interest rate to that of the prior period. If the current period effective interest rate is lower than the prior period, and the gross cash flows have declined (expected and collected), management records a provision for the change in expected cash flows. The provision is measured as the difference between the royalty asset’s amortized cost basis and the net present value of the expected future cash flows, calculated based on the prior period’s effective interest rate. The amount recognized as provision expense increases the royalty asset’s cumulative allowance, which reduces the net carrying value of the royalty asset.

In a subsequent period, if there is an increase in expected future cash flows, or if actual cash flows are greater than cash flows previously expected, we reduce the previously established cumulative allowance for the increase in the present value of cash flows expected to be collected, resulting in a non-cash credit to the provision line on the income statement. Management also recalculates the amount of accretable yield to be received based on the revised remaining cash flows. The adjustment to the accretable yield is treated as a change in estimate and is recognized prospectively over the remaining life of the royalty by adjusting the effective interest rate used to calculate income.

Movements in the cumulative allowance for changes in expected cash flows, which forms part of the Royalty assets, net - financial assets line item on the balance sheet, are accompanied by corresponding changes to the provision. Amounts not expected to be collected are written off against the allowance at the time that such a determination is made. Recoveries of previously written-off amounts are credited to the allowance. In some cases, when a royalty asset’s contractual cash flows expire, the final royalty payment may differ from the remaining net carrying value. We account for this non-cash true-up at the end of the royalty term as either Provision for changes in expected cash flows from royalty assets or as Income from royalty assets on the consolidated statements of comprehensive income.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Income from royalty assets

We recognize income from royalty assets when there is a reasonable expectation about the timing and amount of cash flows expected to be collected. The accretable yield is recognized as income at the effective rate of return over the expected life of royalty assets classified as financial assets. After acquisition, if reasonable timing of expected cash flows is not available for a product or if we have not completed the required funding obligations payable over time for an approved product, a royalty asset is placed in non-accrual status (e.g., for royalties from products that have not yet received FDA approval or for accelerated royalties). Such royalty assets are held at cost and no income is recognized until the reasonable expectation of the timing of the future cash flows to be collected is available or until funding obligations payable over time for an approved product are complete.

When royalties continue to be collected for financial assets that have been fully depleted, such income is recognized as Other royalty income.

Royalty assets, net - intangible assets

Currently, the Januvia, Janumet and Other DPP-IV (“DPP-IV”) patents are the Company’s only intangible asset. The DPP-IV patents are finite-life intangible assets whose cost is amortized using the straight-line method over the expected lives of the patents, which terminate at various dates up to 2022. The amortization period commences concurrent with the sale of the product underlying the royalty asset.

Management reviews the performance of royalties classified as intangible assets periodically for impairment as required by ASC 360-10 Property, Plant, and Equipment - Overall. The test for recoverability is performed by comparing the carrying value of the royalty asset with the estimated future undiscounted cash flows generated through royalty payments from sales of the underlying DPP-IV products. When evaluating indicators of impairment, we consider factors such as competitive environment and the product’s life cycle stage, recent and prospective sales trends, collectibility concerns, and any potential rebate chargebacks that may occur at the end of a royalty’s term. An impairment loss is recognized if the carrying value of the royalty asset is not recoverable and its carrying amount exceeds its fair value.

Revenue from royalty assets and Accrued royalty receivable

We earn royalties on sales by our licensees of DPP-IV products covered under company-owned patents. We do not have future performance obligations under these license arrangements. Royalty revenue on DPP-IV products is recognized in the period the product is sold. However, under the license agreements, licensees generally provide royalty reports and payments on a one quarter lag. Thus, the accrued royalty receivable is based on an analysis of historical royalties received and Wall Street research analysts’ projected sales, adjusted for any changes in estimates. Royalty-bearing sales are net of certain rebates and other discounts, as permitted under the terms of the license agreements. Because rebates are generally invoiced and paid in arrears by the marketer, royalty reports often reflect deductions in current periods for rebates related to prior periods which we do not have the ability to estimate.

Critical estimates that could cause a change in estimated future cash flows include changes in product demand and market growth assumptions, a change in the pricing strategy of the marketer or reimbursement coverage, and changes in country-specific contractual or patent expiry dates. Actual royalty receipts may differ from estimates and any differences between actual and estimated royalty revenues are adjusted for in the period in which they become known, typically on the basis of royalty receipts.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Milestone payments

Certain acquisition agreements provide for future contingent payments based on the financial performance of the related biopharmaceutical product generally over a multi-year period. For purposes of measuring income from royalty assets classified as financial assets, milestones payable to the royalty seller are typically netted from the cash inflows used to forecast expected future cash flows in the period the milestone trigger is projected to be satisfied.

Amounts related to contingent milestone payments are not considered contractual obligations as they are contingent on the successful completion of the defined milestones. Payments under these agreements generally become due and payable upon achievement of certain commercial milestones, and when the contingency is resolved.

Financial Instruments

Certain financial instruments reflected in the consolidated balance sheets, (e.g., cash, cash equivalents, certain other assets, accounts payable, and certain other liabilities) are recorded at cost, which approximates fair value due to their short-term nature. The fair values of financial instruments other than Royalty assets, net - financial assets, are determined through a combination of management estimates and information obtained from third parties using the latest market data. The fair value of financial instruments is determined utilizing the valuation techniques appropriate to the type of instrument as discussed in Note 3.

Cash and cash equivalents

We invest our excess cash primarily in money market funds. Cash and cash equivalents include cash held at banks and all highly liquid financial instruments with original maturities of 90 days or less. Our cash and cash equivalents are held with State Street Bank and Trust, Deutsche Bank, and Merrill Lynch, Pierce, Fenner & Smith. At December 31, 2018, $1.8 billion of the total cash and cash equivalents balance was invested in money market funds through Deutsche Bank.

Equity securities and Available for sale debt securities

Our equity securities are measured and recorded at fair value with unrealized gains and losses recorded in earnings. Prior to January 1, 2018, unrealized gains and losses were included in accumulated other comprehensive income/(loss) (“AOCI”) within equity. Our equity securities represent investments in publicly traded equity securities. Financial assets that can contractually be prepaid or otherwise settled in such a way that the holder would not recover substantially all of its recorded investment are measured like investments in debt securities in accordance with ASC 860, Transfers and Servicing. Available for sale debt securities are measured at fair value and unrealized gains and losses are included in accumulated other comprehensive income. Realized gains and losses are recorded in earnings.

A decline in the market value of any available for sale security below its cost that is deemed to be other-than-temporary results in a reduction in carrying amount to fair value and is recognized in earnings. The determination of whether an available for sale security is other-than-temporarily impaired requires significant judgment and requires consolidation of available quantitative and qualitative evidence in evaluating the potential impairment. Factors evaluated to determine whether the investment is other-than-temporarily impaired include: significant deterioration in the Company’s earnings performance, credit rating, asset quality, business prospects of the Company, adverse changes in the general market conditions in which the Company operates, length of time that the fair value has been below cost, our expected future cash flows from the security, our intent not to

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sell, an evaluation as to whether it is more likely than not that we will have to sell before recovery of the cost basis, and issues that raise concerns about the Company’s ability to continue as a going concern. Assumptions associated with these factors are subject to future market and economic conditions, which could differ from management’s assessment.

Derivatives

All derivatives are measured at fair value on the consolidated balance sheets. Prior to 2017, RPIFT applied hedge accounting to its interest rate swap agreements and foreign currency contracts. Following various refinancings of our senior secured credit facilities in November 2013, May 2015 and October 2016, certain swap contracts no longer qualified for hedge accounting treatment. As a result, all cash flow hedges became ineffective and unrealized gains and losses on interest rate swaps arising since October 2016 are recorded in earnings.

Upon the discontinuation of hedge accounting, the accumulated other comprehensive income previously recorded on the cash flow hedges has continued and will continue to be reversed out of other comprehensive income in line with the associated swap contract. This reclassification adjustment is shown on the consolidated statements of comprehensive income as part of unrealized gain/(loss) on interest rate swaps. Realized gains or losses associated with the execution of the respective hedged transactions are included in other expenses.

We continually monitor our positions with, and credit quality of, the financial institutions which are counterparties to our derivative contracts. We may be exposed to credit loss in the event of non-performance by our counterparty to the derivative contracts. However, management considers this risk to be low.

Investment in non-consolidated affiliates

We have variable interests in entities formed for the purposes of entering into co-development arrangements for potential biopharmaceutical products (the “Avillion entities”). The Avillion entities are variable interest entities for which Royalty Pharma is not the primary beneficiary as we do not have the power to direct the activities that most significantly influence the economic performance of the entity. In determining whether we are the primary beneficiary of an entity, management applies a qualitative approach that determines whether it has both (1) the power to direct the economically significant activities of the entity and (2) the obligation to absorb losses of, or the right to receive benefits from, the entity that could potentially be significant. Management continuously assesses whether Royalty Pharma is the primary beneficiary of a variable interest entity as changes to existing relationships or future transactions may result in the consolidation or deconsolidation of one or more of its investees.

In circumstances where we are not the primary beneficiary, but where we have the ability to exercise significant influence over the operating and financial policies of an investee, we utilize the equity method of accounting for recording investment activity. In the case of the Avillion entities, we maintain significant influence through our partnership interests. We record our share of any loss or income generated by the Avillion entities, which is recorded on a three-month lag, within the consolidated statement of comprehensive income as a component of Equity in (earnings)/loss of non-consolidated affiliates. The investment is reflected as an investment in non-consolidated entities on the consolidated balance sheet.

When we have committed to provide further support to the investee through capital call commitments and the investment has been reduced to zero, we provide for additional losses, resulting in a negative equity method investment, which is presented as a liability on the consolidated balance sheets.

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Research and development funding expense

We enter into transactions where we agree to jointly fund the research and development for products undergoing late stage clinical trials in exchange for future royalties if the products are successfully developed and commercialized. In accordance with ASC 730 Research and Development, we account for the funded amounts as research and development expense when we have the ability to obtain the results of the research and development, the transfer of financial risk is genuine and substantive and, at the time of entering into the transaction, it is not yet probable that the product will receive regulatory approval.

Royalty payments owed to the Company on successfully commercialized products generated from research and development agreements are recognized as other royalty income in the same period in which the sale of the product occurs. Fixed or milestone payments receivable based on the achievement of contractual criteria (i.e., typically the achievement of agreed-upon sales thresholds) for products arising out of our research and development arrangements are also recognized as other royalty income in the period that the commercial sales threshold is met. Milestone thresholds are typically not triggered until after all funding obligations have been completed and we have no further performance obligations.

Income taxes

Under current law and practice, the Trust qualifies as an investment undertaking as defined in Section 739B of the Taxes Consolidation Act, 1997, as amended. On this basis, it is not subject to Irish tax on its income or gains. Certain distributions to Irish residents are subject to an “exit” tax. Consequently, Royalty Pharma does not record a provision for income taxes. Unitholders are required to report their share of the Trust’s income or loss on their tax returns.

Concentrations of credit risk

Financial instruments that subject us to significant concentrations of credit risk consist primarily of cash and cash equivalents, royalty assets, receivables, and derivatives. Our cash management and investment policy limits investment instruments to investment-grade securities with the objective to preserve capital and to maintain liquidity until the funds are needed for operations. Our cash balances at December 31, 2018 were held with State Street Bank and Trust, Deutsche Bank, Merrill Lynch, Pierce, Fenner & Smith, and Bank of America, N.A. as custodian for balances invested in BlackRock, Inc. Our primary operating accounts significantly exceed the FDIC limits.

The majority of the our royalty assets and receivables arise from contractual royalty agreements that entitle the Company to royalties on the sales of underlying biopharmaceutical products in the United States, Europe and the rest of the world, with concentrations of credit risk limited due to the broad range of marketers responsible for paying royalties to us and the variety of geographies from which our royalties on product sales are derived. The marketers paying us royalties on these products do not always provide, and are not necessarily required to provide, the breakdown of sales occurring by geography. The products in which we hold royalties are marketed by leading industry participants, including, among others, Abbott, AbbVie, Amgen, Bristol-Myers Squibb, Celgene, Gilead Sciences, Johnson & Johnson, Lilly, Merck & Co., Pfizer, Novartis, Biogen-Idec, Roche/Genentech and Vertex. For the years ended December 31, 2018 and 2017, Vertex, as the marketer and payor of Royalty Pharma’s royalties on the cystic fibrosis franchise products, accounted for 22% and 22% of our total income and other revenues for each respective year.

We monitor the financial performance and creditworthiness of the counterparties to our royalty agreements and to our derivative contracts so that we can properly assess and respond to changes in their credit profile. To date, we have not experienced any significant losses with respect to the collection of income or revenue on our royalty assets or on the settlement of our derivative contracts.

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Recently adopted and issued accounting standards

In May 2014, the Financial Accounting Standard Board (“FASB”) issued a new revenue standard under ASC Topic 606 (ASU 2014-09). ASU 2014-09 applies to all contracts with customers. The objective of the new guidance is to improve comparability of revenue recognition practices across entities and to provide more useful information to users of financial statements through improved disclosure requirements. Based on management’s assessment, income from royalty assets which are accounted for in accordance with ASC 310, Receivables, is not subject to the application of ASU 2014-09. As a result, management believes that royalty assets represent contractual rights and obligations that continue to be within the scope of Topic 310 and therefore specifically exempted from the new revenue standard. The provisions of ASU 2014-09 became effective for the Company on January 1, 2018, including interim reporting periods. Our revenues are primarily derived from royalties associated with its intangible assets, which fall under the sales-based royalties exception in the new standard. Therefore, we did not recognize any adjustment upon adoption of the new revenue standard.

In January 2016, the FASB issued revised guidance for the accounting and reporting of financial instruments (ASU 2016-01) and in 2018 issued related technical corrections (ASU 2018-03). The new guidance requires that equity investments with readily determinable fair values currently classified as available for sale be measured at fair value with changes in fair value recognized in net income. The new guidance also changed certain disclosure requirements. We adopted ASU 2016-01 as of January 1, 2018 using a modified retrospective approach. We recorded a cumulative-effect adjustment upon adoption decreasing retained earnings by $2.9 million as a result of accumulated other comprehensive income previously recognized on its available for sale equity securities. ASU 2018-03 was also adopted as of January 1, 2018 on a prospective basis and did not result in any additional impact upon adoption.

In August 2016, the FASB issued revised guidance which makes eight targeted changes to how royalty receipts and cash payments are presented and classified in the Statement of Cash Flows (ASU 2016-15). Among the updates, the standard allows companies to elect the “cumulative earnings” approach or the “nature-of-the-distribution” approach in distinguishing whether distributions received from equity method investees are returns of investment, which should be classified as cash flows from investing activities, and returns on investment, which should be classified as cash flows from operating activities. We made a policy election to use the “cumulative earnings” approach and adopted ASU 2016-15 for the year ended December 31, 2018.

In June 2016, the FASB issued a new accounting standard that amends the guidance for measuring and recording credit losses on financial assets measured at amortized cost by replacing the incurred-loss model with an expected-loss model (ASU 2016-13). Accordingly, these financial assets will be presented at the net amount expected to be collected. This new standard also requires that credit losses related to available-for-sale debt securities be recorded as an allowance through net income rather than reducing the carrying amount under the current, other-than-temporary-impairment model. The new standard is effective for interim and annual periods beginning on January 1, 2020. With certain exceptions, adjustments are to be applied using a modified-retrospective approach by reflecting adjustments through a cumulative-effect impact on retained earnings as of the beginning of the fiscal year of adoption. We are currently evaluating the impact that this new standard will have on our consolidated financial statements.

In January 2017, the FASB issued a new accounting standard that changes the definition of a business to assist entities with the evaluation of when a set of assets acquired or disposed of should be considered a business (ASU 2017-01). The new standard requires that an entity evaluate whether substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets; if so, the set of assets would not be considered a business. The new standard also requires that a business include at least one substantive process, and it narrows the definition of outputs. We adopted this standard as of January 1, 2018 with no impact on our consolidated financial statements.

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3. Fair Value Measurements and Financial Instruments

Fair value measurements

The summary below presents information about assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2018, and the valuation techniques we utilized to determine such fair value.

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Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Our level 1 assets consist of equity investments with readily determinable fair values and money market funds.

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Level 2: Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly. Our level 2 assets generally include our interest rate swap contracts, which may be in an asset or liability position.

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Level 3: Prices or valuation that requires inputs that are both significant to the fair value measurement and unobservable. Our level 3 assets consisted of our investment in Tecfidera, which was recorded as available for sale debt securities. See Note 5 for a description of our investment in Tecfidera.

For financial instruments which are carried at fair value, the level in the fair value hierarchy is based on the lowest level of inputs that is significant to the fair value measurements in its entirety.

Fair value hierarchy

The following is a summary of the inputs used to value RPIFT’s financial assets and liabilities measured at fair value as of December 31, 2018:

(in thousands)	As of December 31, 2018
	Level 1	Level 2	Level 3	Total
Cash equivalents – money market funds	$1,815,717	$—	$—	$1,815,717
Interest rate swaps	—	19,196	—	19,196

Total current assets	1,815,717	19,196	—	1,834,913

Interest rate swaps	—	19,111	—	19,111
Equity securities	146,008	—	—	146,008

Total non-current assets	146,008	19,111	—	165,119

The table presented below summarizes the change in the carrying value of level 3 financial instruments for the year ended December 31, 2018.

(in thousands)	For the year ended December 31,
2018
Balance at beginning of the year	$583,021
Change in unrealized movement	(402,502)
Realized gains	419,481
Proceeds earned	(600,000)

Balance at end of the year	$—

There were no transfers between levels during the year ended December 31, 2018.

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Valuation inputs

Our investment in Tecfidera was valued using the discounted cash flow method, with a discount rate of 8% used for valuation at December 31, 2018. The unobservable inputs used to assess the fair value of Tecfidera primarily included the discount rate and cash flow projections derived from Wall Street research analysts’ forecasts. See Note 5 for a description of our investment in Tecfidera.

We use a third party pricing service for level 2 inputs, which provides documentation on an ongoing basis that includes, among other things, pricing information with respect to reference data, methodology, inputs summarized by asset class, pricing application and corroborative information.

Financial assets not measured at fair value

Royalty assets classified as financial assets are measured and carried on the consolidated balance sheets at amortized cost using the effective interest method (see Note 2). The current portion of royalty assets classified as financial assets approximates its fair value. Estimated fair values based on Level 3 inputs and related carrying values for the non-current portion of our royalty assets classified as financial assets as of December 31, 2018 are presented below.

(in thousands)	December 31, 2018
	Fair value	Carrying value, net
Royalty assets, net - financial assets	$12,021,288	$8,377,231

4. Derivative Instruments

We manage the impact of foreign currency exchange rate and interest rate risk through various financial instruments, including derivative instruments such as interest rate swap contracts and foreign currency forward contracts. Our policy is to use derivatives strategically to hedge existing interest rate exposure and to minimize volatility in cash flow arising from our exposure to interest rate risk and foreign currency risk. We do not enter into derivative instruments for trading or speculative purposes.

Interest rate swaps

As of December 31, 2018, RPIFT holds interest rate swap contracts to effectively convert a portion of its floating-rate debt to a fixed basis. The notional values and fixed rates paid on the swap contracts are shown in the table below.

Notional Value (in millions)	Fixed Rate	Maturity Date
$450	1.310%	May 9, 2018
$325	1.795%	May 9, 2018
$325	1.787%	May 9, 2018
$300	1.775%	November 9, 2018
$200	1.585%	November 9, 2018
$385	1.250%	November 9, 2019
$385	1.358%	November 9, 2019
$600	2.119%	November 9, 2020
$250	2.094%	March 27, 2023
$500	2.029%	March 27, 2023
$250	2.113%	March 27, 2023
$500	2.129%	March 27, 2023

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Prior to 2017, management had designated the swap contracts with maturity dates through 2020 as cash flow hedges at inception, with the effective portion of the gain or loss on the swap reported as a component of other comprehensive income/(loss). Following various refinancings of RPIFT’s senior secured credit facilities in November 2013, May 2015 and October 2016, certain swap contracts no longer qualified for hedge accounting treatment. With each refinancing, the “highly effective” criterion was no longer met in respect of the individual swaps and, as a result, after October 2016, all changes in fair value related to these swaps have subsequently been recorded in earnings as part of unrealized gain/(loss) on interest rate swaps.

For the year ended December 31, 2018, we did not have any swaps that were treated as effective cash flow hedges for accounting purposes. In the fourth quarter of 2017, RPIFT entered into four new swaps maturing in 2023, which were not designated as cash flow hedges, and are recorded at fair value through earnings.

During the years ended December 31, 2018 and 2017, we recorded in earnings unrealized gains of $11.9 million and $17.0 million, respectively, on interest rate swaps in the consolidated statements of comprehensive income.

The swaps are valued at fair value using counterparty confirmations. Due to the fact that the inputs were either directly or indirectly observable, management classified the swap agreements as level 2 measurements in the fair value hierarchy. The fair value of the swaps at December 31, 2018 was a net asset of $38.3 million (a current asset of $19.2 million and a non-current asset of $19.1 million), respectively, and is included in derivative financial instruments on the consolidated balance sheets.

RPIFT has master International Swaps and Derivatives Association (“ISDA”) agreements in place with its derivative instrument counterparties which provide for final close out netting with counterparties for all positions in the case of default or termination of the ISDA agreement. Under these agreements, we have set-off rights with the same counterparty. Management has elected not to offset such derivative instrument fair values in the consolidated balance sheets.

RPIFT generally has executed a Credit Support Annex (“CSA”) under the ISDA it maintains with each of its over-the-counter derivative counterparties of these swap contracts maturing in 2023 that requires both posting and accepting collateral either in the form of cash or high-quality securities. These CSA’s are bilateral agreements that require collateral postings by the party “out-of-the-money” or in a net derivative liability position. Various thresholds for the amount and timing of collateralization of net liability positions are applicable. RPIFT has elected not to offset fair value amounts of any outstanding derivatives against the fair value amounts recognized for the related cash collateral receivable or payable that arise from those derivative instruments on the consolidated balance sheets. We have established a policy whereby we will only call collateral if our derivatives are in an asset position and management believes there is significant uncertainty around market risk or the credit risk of our counterparties.

Only the swaps maturing in 2023 have collateral requirements. At December 31, 2018, RPIFT did not have a receivable or payable related to cash collateral.

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Summary of derivatives and reclassifications

All interest rate swaps were ineffective during the year ended December 31, 2018. The table below summarizes the change in fair value of the recognized derivatives held by RPIFT for the years ended December 31, 2018, and 2017 and the line item within the consolidated statements of comprehensive income where the gains/(losses) on these derivatives are recorded.

(in thousands)	For the years ended December 31,
	2018	2017	Consolidated Statement of Income location
Derivatives in hedging relationships (1)
Interest Rate Swaps:
Amount of loss reclassified from AOCI into income	$(8,003)	$(8,931)	Unrealized gain/loss on interest rate swaps (1)
Change in fair value of interest rate swaps	3,357	18,948	Unrealized gain/loss on interest rate swaps (1)
Interest income/(expense), net	9,758	(13,734)	Interest expense

Derivatives not designated as hedging instruments
Interest Rate Swaps:
Change in fair value of interest rate swaps	16,569	6,982	Unrealized gain/loss on interest rate swaps (1)
Interest income/(expense), net	440	—	Interest expense

(1)

Certain older interest rate swaps were previously designated as cash flow hedges. These swaps became ineffective as debt refinancings occurred between 2013-2015. Interest rate swaps to be reclassified from AOCI into income expire at various dates up until 2020, at which point all associated amounts initially recorded in AOCI will have been released. The portion of loss to be reclassified from AOCI into income within the next twelve months is $6.2 million.

5. Available for Sale Debt Securities and Equity Investments

Available for sale debt securities

In May 2012 and December 2013, RPIFT acquired interests in the earn-out payable to the former shareholders of Fumapharm AG. The Fumapharm earn-out primarily represents an indirect interest in Biogen Idec’s sales of Tecfidera, an oral therapeutic for the treatment of relapsing-remitting multiple sclerosis. Under the terms of our investment in Tecfidera, we were entitled to receive milestone payments based on cumulative sales of Tecfidera until cumulative sales exceed $20 billion, which occurred by the end of 2018. Our investment in the Tecfidera earn-out is fair valued and classified as available for sale, as under the terms of the contracts the full investment would not have been recovered if sales of Tecfidera did not reach certain prescribed thresholds.

This investment was structured in the form of 22 potential milestone payments, of which all were earned as of December 31, 2018. The allocated cost of each milestone was derived using a third-party analysis based on projected sales over time, the future competitive landscape, the strength of the patents underlying the product, and the prevailing interest rate environment. Once cumulative sales of Tecfidera reached certain agreed-upon levels, an estimated accrual was recorded for the milestone payment to be received based on the sales of Fumaderm products as reported by Biogen Idec. The allocated cost of that particular milestone reduced the available for sale security recorded on the consolidated balance sheets. The excess of the payments received over the allocated cost was recognized as a realized gain on available for sale securities in the consolidated statements of comprehensive income. The accumulated other comprehensive income balance was unwound in line with the natural decline in the fair value of the asset, as the individual milestones were met.

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The $600.0 million milestone payments that RPIFT was entitled to receive based on sales during the year ended December 31, 2018 were recorded as a $419.5 million realized gain in the consolidated statements of comprehensive income and a $180.5 million reduction of the investment in Tecfidera recorded as available for sale securities in the consolidated balance sheets.

At December 31, 2018, milestone payments due of $150.0 million were recorded as other receivables on the consolidated balance sheets. Unrealized gains and losses on our investment in Tecfidera were included in accumulated other comprehensive income.

We did not have an available for sale debt securities balance recorded for Tecfidera as of December 31, 2018.

Equity securities

We own equity securities in publicly traded companies, which were recorded at fair value through accumulated other comprehensive income prior to January 1, 2018 and treated as level 1 measurements in the fair value hierarchy. Beginning on January 1, 2018, unrealized gains and losses on equity securities are recognized through earnings.

6. Royalty Assets, Net - Financial Assets

Royalty assets, net - financial assets consist of contractual rights to cash flows relating to royalty payments derived from the sales of patent-protected biopharmaceutical products that entitle the Company and its subsidiaries to receive a portion of income from the sale of those products by unrelated companies.

The gross carrying value, cumulative allowance for changes in expected cash flows, and net carrying value for royalty assets classified as financial assets at December 31, 2018 are as follows.

(in thousands)	Estimated royalty expiration (a)	Gross carrying value	Cumulative allowance for changes in expected cash flows (Note 7)	Net carrying value
Cystic fibrosis franchise	(b)	$4,641,167	$(1,101,675)	$3,539,492
Tysabri	(c)	2,237,534	(138,240)	2,099,294
Imbruvica	2029	1,253,425	—	1,253,425
Xtandi	2028	1,214,081	(256,056)	958,025
Soliqua	2025	210,413	—	210,413
Lexiscan	2022	214,572	(46,890)	167,682
Other	2019 - 2028	1,050,757	(440,036)	610,721

Total		$10,821,949	$(1,982,897)	$8,839,052

(a)

Dates shown are based on the patent expiry date or management’s estimate of the date through which we will be entitled to royalties. Royalty expiration dates can change due to the grant of additional patents, the invalidation of patents, and other reasons.

(b)

Kalydeco monotherapy patents begin expiring in 2027, while other patents in the franchise are expected to provide protection for combination use of Kalydeco through 2029 to 2031. Management estimates that the most material patents provide protection through 2030.

(c)

Under terms of the agreement, RPIFT acquired a perpetual royalty on net sales of Tysabri. Management has applied an end date of 2031 for purposes of accreting income over the royalty term. The one-year extension of the royalty term from the prior year was based in part on the absence of sales projections declines by Wall Street analysts in later periods and no immediate expected launch of biosimilars.

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Gain on sale of royalty asset

In February 2017, we sold a royalty asset back to the marketer for cash proceeds of $115.0 million. At the date of sale, the net carrying value of the royalty asset was $62.2 million and the Company recognized a gain on the sale as shown on the consolidated statements of comprehensive income for the year ended December 31, 2017.

Tysabri milestone

Tysabri royalty payments due to the Company exceeded $333.0 million for the year ended December 2018, as evidenced by marketer-provided sales reports, triggering a milestone payment of $250.0 million payable to the royalty seller Perrigo Company PLC (“Perrigo”). Under the terms of the Purchase and Sale Agreement for Tysabri, this milestone payment is treated as additional purchase price. We recognized a $250.0 million increase to the gross carrying value of our Tysabri royalty asset and a corresponding milestone payable on the consolidated balance sheets as of December 31, 2018, which was subsequently paid in the first quarter of 2019.

7. Cumulative Allowance for Changes in Expected Cash Flows from Royalty Assets

The following table sets forth the activity in the cumulative allowance for changes in expected cash flows from royalty assets classified as financial assets:

(in thousands)	2018
Balance at beginning of period	$(2,045,868)
Increases to the Cumulative allowance for changes in expected cash flows from royalty assets	(284,214)
Decreases to the Cumulative allowance for changes in expected cash flows from royalty assets	341,548
Reversal of allowance (a)	5,637

Balance at end of period	$(1,982,897)

(a)

Relates to amounts reversed out of the cumulative allowance at the end of a royalty asset’s life to bring the account balance to zero. Reversals solely impact the gross asset and cumulative allowance balances, there is no impact on the consolidated statements of comprehensive income.

8. Royalty Assets, Net - Intangible Assets

The following are schedules of the royalty assets classified as intangible assets showing cost, accumulated amortization and net carrying value at December 31, 2018.

(in thousands)	As of December 31, 2018
	Cost	Accumulated amortization	Net carrying value
DPP-IV license agreements	$606,216	$530,568	$75,648

The patents associated with our royalty assets classified as intangible assets terminate at various dates up to 2022. The weighted average remaining royalty duration of the royalties classified as intangible assets is 3.2 years. The projected amortization charge for each of the next four years is $23.9 million in 2019, $23.1 million in 2020, $23.0 million in 2021, and $5.7 million in 2022.

The company’s revenue is tied to underlying patent protected sales of DPP-IV products of various licensees. Such revenue from royalty assets is earned from sales occurring primarily in the US and Europe; however, we do

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not have the ability to disaggregate our royalty revenue from licensees based on the geography of the underlying sales, as this level of information is not always included in royalty reports provided to the Company. Individual licensees exceeding 10% or more of revenue from royalty assets accounted for 73% and 14% in 2018, and 49% of our revenues from royalty assets in 2017. Refer to our Concentration of credit risk policy in Note 2 for additional information.

In August 2015, Merck & Co., Inc. (“Merck”) sued to invalidate all of our patents covering the DPP-IV products in the United States, the United Kingdom and the Netherlands. Beginning with the third quarter of 2015, Merck withheld payment of royalties on sales of DPP-IV products sold by Merck in all countries other than Germany. In September 2016, Merck also brought suit in Germany. In December 2016, we settled the dispute with Merck and agreed that (1) Merck will pay all past due royalties, (2) Merck will be entitled to pay zero royalties for a five-quarter period ending March 2018, and (3) Merck will not challenge any of our patents or license agreements again.

During the years ended December 31, 2018 and 2017, we made payments to Merck in connection with chargebacks for over-payments of royalties received for DPP-IV product sales in prior periods. The chargebacks arose from rebates on Januvia and Janumet collected by Merck during its royalty payment holiday period that Merck subsequently deducted from our royalty-eligible net sales, which were zero during the holiday period. These rebate chargebacks invoiced throughout the holiday period were treated as bad debt expense and recorded within general and administrative expenses on the consolidated statements of comprehensive income as management had no visibility into the timing of rebate receipts or Merck’s historical rebate recognition by quarter. We recorded bad debt expense for the years ended December 31, 2018 and 2017 of $1.0 million and $34.7 million, respectively.

9. Non-Consolidated Affiliates

In 2014, RPIFT entered into an agreement to invest up to $46.0 million to fund approximately 40% of the costs of a clinical trial for the use of Bosulif in first line treatment of chronic myeloid leukemia. RPIFT’s investment in the entity that is funding the clinical trials, Avillion Financing I, LP (“Avillion” or “Avillion I”), was made through multiple capital calls. RPIFT met its total funding commitment of $46.0 million in December of 2016.

We account for our partnership interest in Avillion I as an equity method investment because RPIFT has the ability to exercise significant influence over the entity.

On December 19, 2017, Avillion announced that the FDA approved a supplemental New Drug Application for Pfizer’s BOSULIF® (bosutinib). Avillion is eligible to receive fixed payments from Pfizer based on this approval. As a result, Avillion recognized a gain on the sale of its in-process R&D intangible asset equal to the present value of a series of guaranteed fixed annual payments due from Pfizer over a 10-year period. Our portion of this non-recurring gain amounted to approximately $165.0 million in 2017. Subsequent to the asset sale, the only operations of Avillion I are the collection of cash and unwinding of discount on the series of fixed annual payments due from Pfizer. We received distributions $39.4 million from Avillion I during the year ended December 31, 2018 in connection with Avillion’s receipt of the first fixed annual payment due under its co-development agreement with Pfizer.

In March 2017 RPIFT entered into an agreement to invest approximately $15.0 million to fund approximately 50% of the costs of a phase II clinical trial for the use of Merck KGaA’s anti-IL 17 nanobody M1095 (the “Merck asset”) for the treatment of psoriasis. Similar to our existing equity method investment in Avillion I, RPIFT’s investment in the development of Merck KGaA’s M1095 is held through its restructured A Limited Partner interests and 50% economic ownership in Class A ordinary shares in the entity that is funding the clinical trials, BAv Financing II, LP (“Avillion II”), and will be funded through multiple capital calls.

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In May 2018 RPIFT entered into an additional agreement to invest up to $105.0 million over multiple years to fund approximately 44% of the costs of Phase II and III clinical trials of Avillion II. Avillion II simultaneously entered into a co-development agreement with AstraZeneca, to advance PT-027 (the “AZ asset”) through a global clinical development program for the treatment of asthma in exchange for a series of deferred payments and success-based milestones. Upon entering into this agreement, Avillion II was restructured to designate existing shareholders, those who have rights associated with the Merck asset, as A Limited Partners, and the creation of B Limited Partners, with rights related to the AZ asset. RPIFT continues to hold an investment in the Merck asset, and now also owns B Limited Partner interests and 44% of the economics through the B ordinary shares related to the AZ asset.

RPIFT had $93.8 million of unfunded commitments related to the Avillion entities as of December 31, 2018. Our maximum exposure to loss at any particular reporting date is limited to the current carrying value of the investment plus the unfunded commitments.

10. Research and Development Funding Expense

Biohaven

In June 2018, RPIFT entered into a funding agreement with Biohaven Pharmaceutical Holding Company Ltd. (“Biohaven”), in which we agreed to provide funding of $100.0 million and to acquire $50.0 million in common stock of Biohaven at a premium in exchange for a revenue participation right in relation to the development and commercialization of rimegepant and vazegepant for the treatment of migraines. The $100.0 million upfront payment and the premium paid over market value in connection with the $50.0 million stock purchase were recorded as research and development funding expense on the consolidated statements of comprehensive income for the year ended December 31, 2018.

Immunomedics

In January 2018, RPIFT entered into a funding agreement with Immunomedics, Inc. (“Immunomedics”), in which RPIFT agreed to provide funding of $175.0 million and to acquire $75.0 million in common stock of Immunomedics at a premium in exchange for a revenue participation right in relation to the development and commercialization of Sacituzumab Govitecan, an antibody drug conjugate for multiple cancer types. The $175.0 million upfront payment and the premium paid over market value in connection with the $75.0 million stock purchase were recorded as research and development funding expense on the consolidated statements of comprehensive income for the year ended December 31, 2018.

Pfizer

In January 2016, RPIFT entered into an agreement with Pfizer, under which RPIFT will fund up to $300.0 million in development costs related to certain Phase III clinical trials of Pfizer’s Ibrance product primarily for adjuvant treatment of hormone receptor positive early breast cancer, of which $237.2 million has been funded through December 31, 2018. If successful, and upon approval of Ibrance in certain geographies, RPIFT will be eligible to receive royalties on certain sales over approximately seven years, as well as a combination of fixed milestone payments of up to $250.0 million dependent upon results of the clinical trials. During the years ended December 31, 2018 and 2017, we recorded $99.3 million, and $80.1 million, respectively, as research and development funding expense on the consolidated statements of comprehensive income in connection with this agreement.

As of December 31, 2018, we had a remaining commitment of $62.8 million related to the research and development funding agreement with Pfizer.

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Sanofi

In December 2014, RPIFT entered into an agreement with Sanofi in which RPIFT agreed to fund up to €294.0 million of the total development costs incurred by Sanofi for the development of three Phase III studies, of which €247.4 million has been funded through December 31, 2018. In exchange for this funding, RPIFT obtained the right to receive royalty payments on future sales of the specified products when approved for sale in certain geographies in the future.

RPIFT records funding made to Sanofi as research and development funding expense on the consolidated statements of comprehensive income. During the years ended December 31, 2018, and 2017, we recorded $6.9 million and $35.8 million, respectively, as research and development funding expense on the consolidated statements of comprehensive income in relation to this agreement.

In November 2016, Sanofi’s product received FDA approval. Commercial sales began in the United States in January 2017. During the years ended December 31, 2018 and 2017, we recognized royalty income of $5.5 million and $3.5 million, respectively, related to this product, which is recorded in other royalty income on the consolidated statements of comprehensive income.

As of December 31, 2018, we had a remaining commitment of $50.7 million related to the research and development funding agreement with Sanofi.

11. Borrowings

RPIFT’s borrowings at December 31, 2018 consisted of the following:

(In thousands)	Maturity	Spread over LIBOR (1)	As of December 31, 2018
RPIFT Senior Secured Credit Facilities:
Term Loan B Facility
Tranche B-6	3/2023	200 bps	$4,267,000
Term Loan A Facility
Tranche A-4	5/2022	150 bps	2,300,000
Loan issuance costs			(2,284)
Original issue discount			(45,384)

Total carrying value of senior secured debt(2)			6,519,332
Less: Current portion of long-term debt			(281,436)

Total long-term debt			$6,237,896

(1)	Borrowings under RPIFT’s senior secured credit facilities bear interest at a rate equal to LIBOR plus an applicable margin.
(2)	The carrying value of our long-term debt, including the current portion, approximates its fair value.

RPIFT Senior Secured Credit Facilities (the “Credit Facility”)

As of December 31, 2018, RPIFT’s Credit Facility consisted of two term loans, Term Loan A and Term Loan B. Tranche A-4 requires annual amortization of 5.9% per year and tranche B-6 requires annual amortization of 3.2% per year. Principal and interest payments are made quarterly. The Credit Facility is secured by a grant of a security interest in substantially all of RPIFT’s personal property and a grant by RPCT of a security interest in RPIFT’s share (80%) of all amounts on deposit in the Collection Trust Account.

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In connection with our acquisition of the Tysabri royalty asset in March 2017, RPIFT issued an incremental $1.1 billion of debt under tranche B-6 of its Senior Secured Term Loan B. RPIFT also agreed to refinance $3.4 billion of its outstanding tranche B-5 to reduce its cost and extend its duration, which funded in April 2017.

In May 2017, RPIFT repaid the outstanding balance of tranche A-2 of $2.5 billion through the issuance of $2.5 billion in new senior secured debt consisting of a new term loan tranche, A-3. The May 2017 refinancing of tranche A-2 reduced the spread from 225 basis points to 175 basis points and extended the maturity by one year.

In May of 2018, RPIFT repaid the $2.4 billion outstanding balance of term loan tranche A-3 through the issuance of $2.4 billion in senior secured debt consisting of a new tranche, A-4 (the “2018 Refinancing”). The 2018 Refinancing of tranche A-3 reduced the spread from 175 basis points to 150 basis points and extended the maturity by six months.

The Credit Facility contains the following covenants measured quarterly: (i) maximum total leverage ratio of 4:00 to 1:00; (ii) debt coverage ratio of greater than 3.50 to 1.00. RPIFT was in compliance with these covenants at December 31, 2018.

Future maturities of RPIFT’s total senior secured debt at December 31, 2018 were as follows:

(in thousands)
2019	$294,000
2020	294,000
2021	294,000
2022	1,994,000
2023	3,691,000

Total (1)	$6,567,000

(1)	Excludes discount on long-term debt of $45.4 million and loan issuance costs of $2.3 million, which are amortized through interest expense over the life of the underlying debt obligations.

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12. Indirect Cash Flow

Adjustments to reconcile consolidated net income to net cash provided by operating activities are summarized below.

	For the years ended December 31,
	2018	2017
Cash flows from operating activities:
Consolidated net income	$1,517,855	$1,343,180
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Provision for changes in expected cash flows from royalty assets	(57,334)	400,665
Amortization of intangible assets	33,267	33,267
Amortization of loan issuance and discount on long-term debt	13,127	12,910
Realized gain on available for sale debt securities	(419,481)	(412,152)
Unrealized gain on interest rate swaps	(11,923)	(16,999)
Distributions from non-consolidated affiliates	39,402	—
Equity in loss(earnings) of non-consolidated affiliates	7,023	(163,779)
Unrealized loss on equity securities	13,939	—
Gain on sale of royalty asset	—	(52,753)
Other	(7,771)	583
(Increase)/decrease in operating assets:
Royalty assets - financial assets	(1,524,816)	(1,539,417)
Cash collected on royalty assets - financial assets	2,052,592	1,749,010
Available for sale debt securities	(150,000)	150,000
Accrued royalty receivable	(27,372)	66,739
Other receivables	150,000	(150,000)
Other royalty income receivable	(11,099)	(1,219)
Other current assets	(442)	(2,239)
(Decrease)/increase in operating liabilities:
Accounts payable and accrued expenses	1,350	517

Net cash provided by operating activities	$1,618,317	$1,418,313

13. Other Comprehensive Income / (Loss)

Comprehensive income is comprised of net income and other comprehensive income/(loss). We include unrealized gains and losses on available for sale securities and unrealized gains/(losses) on the interest rate swaps that were designated as cash flow hedges in other comprehensive income/(loss). Prior to January 1, 2018, unrealized gains and losses on available for sale equity securities were included in accumulated other comprehensive income/(loss). Beginning on January 1, 2018, unrealized gains and losses on equity securities are recognized through earnings.

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Change in accumulated other comprehensive income/(loss) by component are as follows:

(In thousands)	Unrealized gain/(loss) on equity securities	Unrealized gain/(loss) on available for sale debt securities	Unrealized gain/(loss) on interest rate swaps	Total Accumulated Other Comprehensive Income/(Loss)
Balance at December 31, 2017	$(2,863)	$402,502	$(18,258)	$381,381
Activity for the period	—	(402,502)	—	(402,502)
Cumulative adjustment for adoption of ASU 2016-01	2,863	—	—	2,863
Reclassifications	—	—	8,003	8,003

Balance at December 31, 2018	—	—	(10,255)	(10,255)

14. Equity

As of December 31, 2018, the Trust had 36,705,936 units outstanding.

(a)    Subscriptions

The first issue of units took place on August 10, 2011. At the absolute discretion of RP Ireland, additional units may be issued at the net asset value per unit, as defined in the trust deed and in accordance with the provisions of the trust deed of the Trust.

(b)    Redemptions

To the extent that there is surplus cash available, RP Ireland may, in its sole discretion, permit redemptions of units to be effected on a valuation day, as defined in the trust deed. Unitholders will be given at least ten business days’ notice of any valuation day upon which redemptions of units will be offered. The offer will be made to all unitholders on a pro rata basis based on the number of units held by such unitholders. Units will be redeemed at the net asset value per unit on the relevant valuation day. Subject to the foregoing, RP Ireland may refuse to accept any request for redemption of units.

(c)    Distribution policy

Distributions may be made by the Trust at the sole discretion of RP Ireland. The nature of the assets acquired by Royalty Pharma is such that they provide cash flow on a quarterly, semi-annual or annual basis.

Distributions to unitholders for the years ended December 31, 2018 and 2017 totaled $814.4 million and $735.2 million, respectively.

15. Related Party Transactions

The Manager

An affiliate of RP Ireland, the Manager, is the administrator of RPIFT, and also the investment manager for Royalty Pharma Investments. The sole member of the Manager holds an indirect interest in Royalty Pharma and serves on the investment committee of the Manager.

The Manager receives Operating and Personnel Payments payable in equal quarterly installments and increasing by 5% annually on a compounded basis under the terms of its Management Agreement with Royalty

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Pharma and the Legacy Investors Partnerships. RP Ireland receives an annual management fee payable in advance by Royalty Pharma in equal quarterly installments under terms of the Limited Partnership Agreements of the RPI Legacy Feeders. Operating and Personnel Payments incurred during the years ended December 31, 2018 and 2017 were $57.2 million and $54.4 million, respectively, and were recognized within General and administrative expenses on the consolidated statements of comprehensive income.

Royalty Distribution Payable

The Royalty distribution payable to affiliates of $44.3 million recorded on the consolidated balance sheets at December 31, 2018 represents royalty receipts due from RPCT to RPSFT in connection with its non-controlling interest. The accrual is recorded based on estimated fourth quarter royalty receipts, which are derived from estimates generated from Wall Street research analyst consensus forecasts for each product, and will be collected one quarter in arrears, and is payable to RPSFT under the terms of the Collection Account Control Agreement, whereby RPCT is required to disperse royalty receipts collected to RPSFT and RPIFT in proportion to their ownership interests.

Acquisition from Bristol-Myers Squibb

In November 2017, a wholly-owned subsidiary of the Company, RPI Acquisitions, entered into a purchase agreement with Bristol-Myers Squibb (“BMS”) to acquire from BMS a percentage of its future royalties on worldwide sales of Onglyza, Farxiga, and related diabetes products marketed by AstraZeneca. We agreed to make payments to BMS based on sales of the products over the eight quarters beginning with the first quarter of 2018 in exchange for a high single-digit royalty on worldwide sales of the products from 2020 through 2025. Management estimated that the total payments to BMS will be in the range of $280 million to $320 million.

On December 8, 2017, RPI Acquisitions entered into a purchase, sale and assignment agreement with a wholly-owned subsidiary of BioPharma Credit PLC (LSE: BPCR, “BPCR”), an affiliate of the Company. BPCR is a related entity of the Company due to the sole member of the investment manager having significant influence over both entities. Under the terms of the Assignment Agreement, RPI Acquisitions assigned the benefit of 50% of the payment stream acquired from BMS to BPCR in consideration for BPCR meeting 50% of the funding obligations owed to BMS under the Purchase Agreement. Our estimated funding commitment after this assignment is between $140 million to $160 million. RPI Acquisitions only retains servicing responsibilities under the Assignment Agreement. To determine whether this transfer of financial assets should be accounted for as a sale or a secured borrowing under ASC 860-10, management evaluated whether: (i) the transferred assets are legally isolated, (ii) the transferee has the right to pledge or exchange the transferred assets, and (iii) the Company has relinquished effective control of the transferred assets. As all three conditions are met, the transfer is accounted for as a sale. BPCR’s assigned portion of each funding obligation and royalty payment stream will be derecognized as each contractual payment is made to or received from BMS.

Installment payments made to BMS during the year ended December 31, 2018 totaled $128.8 million, of which RPI Acquisitions funded $64.4 million. Upon transfer of funds from BPCR to RPI Acquisitions to meet the quarterly funding obligation to BMS, RPI Acquisitions derecognizes 50% of the financial asset. Cash received from BPCR in respect of each funding obligation equals the carrying amount of the assigned transfer of interest. Therefore, no gain or loss is recognized upon the transfer. The financial asset of $64.8 million included in Royalty assets, net - financial assets on the consolidated balance sheets as of December 31, 2018 only represents our right to the future payment streams acquired from BMS. We will not recognize any income from the BMS royalty asset until we have completed our installment funding obligation in the first quarter of 2020.

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ROYALTY PHARMA INVESTMENTS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. Commitments and Contingencies

In the ordinary course of business, we may enter into contracts or agreements that contain customary indemnifications relating to such things as confidentiality agreements and representations as to corporate existence and authority to enter into contracts. The maximum exposure under such agreements is indeterminable until a claim, if any, is made. However, no such claims have been made against Royalty Pharma to date and management believes that the likelihood of such proceedings, taking place in the future is remote.

We have commitments to advance funds to counterparties through our investments in non-consolidated affiliates, research and development arrangements, and the acquisition of an accelerated royalty from BMS. We also have requirements to make Operating and Personnel Payments over the life of the Management Agreement. Please refer to Notes 9, 10 and 15, respectively, for details of these arrangements.

On April 15, 2016, AbbVie Inc. and AbbVie Biotechnology Ltd. filed a complaint against MedImmune LLC seeking to invalidate U.S. Patent No. 6,248,516 (the “’516 Patent”). The license agreement relating to the Humira royalty asset provides that the royalty is payable until the expiration of the last to expire patent listed in the license agreement. The last to expire patent on this list was the ’516 Patent, which expired in June 2018. MedImmune LLC is the owner of the ’516 Patent and the successor to the party that sold the Humira royalty to Royalty Pharma. As such, MedImmune LLC had agreed to defend the ’516 Patent against AbbVie’s challenge. If AbbVie was successful in invalidating the ’516 Patent, Abbvie contended that its obligation to pay royalties would end in January 2018 rather than in June 2018. In January 2017, a federal district court dismissed AbbVie’s claims and in February 2018 the Court of Appeals for the Federal Circuit affirmed that dismissal without prejudice. As such, AbbVie had the right to file a new action alleging new grounds for avoiding its obligation to pay royalties for the first six months of 2018. No such action was filed, and we received a royalty payment from AbbVie for the final royalty term covering January 2018 to June 2018 in the amount of $243.5 million.

We are entitled to royalties on Remicade from Janssen Biotech (“Janssen”) on U.S. sales of Remicade based on a U.S. Patent No. 6,284,471 (the “’471 Patent”), which is co-owned by Janssen and NYU Medical Center. The ’471 Patent expired in September 2018. In September 2013, the United States Patent and Trademark Office (“USPTO”) initiated an office action to reexamine the ’471 Patent and ultimately invalidated the ’471 Patent for obviousness-type double patenting. In November 2016, the Patent Trial and Appeal Board affirmed the USPTO’s invalidation of the ’471 Patent. In August 2016, as a result of a lawsuit filed by Celltrion, a federal district court also ruled that the ’471 Patent was invalid for obviousness-type double patenting. In January 2018, Janssen’s appeals of both of these decisions to the CAFC were denied. Janssen filed a petition for certiorari with the US Supreme Court. While the decisions in these two separate proceedings were being appealed, the ‘471 Patent was valid and enforceable. Management adjusted the carrying value of the Remicade royalty asset in 2015 in light of the uncertainty around the outcome of litigation and, specifically, the expectation that cash flows from this royalty would not continue after 2017. As Janssen continued to pay royalties for sales through 2018, we recorded royalty income as the payments were received. We received $93.7 million during the year ended December 31, 2018 related to royalties for sales in the first, second and third quarters of 2018, through the end of the royalty term.

In December 2015, Boehringer Ingelheim International GmBH (“BI”) notified Royalty Pharma that (a) BI had revised its interpretation of the license agreement between BI and Royalty Pharma, (b) as a result BI believed that it had overpaid royalties on sales of Tradjenta, Jentadueto and Glyxambi, the DPP-IVs, for periods prior to 2015 by €7.7 million, and (c) BI was seeking a refund in that amount. Management does not agree with BI’s interpretation of the license agreement and has had extensive discussions with BI in an effort to reach an amicable settlement of this dispute. On January 21, 2019, Royalty Pharma Collection Trust filed a lawsuit in England against BI seeking recovery of €23.1 million in underpaid royalties. We intend to pursue this claim vigorously, but there can be no assurance that we will prevail in this dispute. Due to the uncertainty at this time, we have not accrued any costs related to this matter and any legal costs have been expensed as incurred.

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ROYALTY PHARMA INVESTMENTS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. Subsequent Events

Acquisitions of royalties on approved products

In the first quarter of 2019, we acquired the following: (1) a royalty on Promacta, an approved product for the treatment of thrombocytopenia, from Ligand in exchange for an upfront payment of $827 million, (2) a royalty on Eli Lilly’s Emgality, an approved product for the treatment of migraine, from Atlas Ventures and Orbimed for $260 million, and (3) a royalty on Johnson & Johnson’s Erleada, an approved product for the treatment of prostate cancer, from the Regents of the University of California for $105.4 million and potential future milestones.

Biohaven available for sale debt securities

In April 2019, RPIFT funded the purchase of 2,495 Series A Preferred Shares from Biohaven Pharmaceutical Holding Company Ltd (“Biohaven”) at a price of $50,100.00 per preferred share, for a total of $125.0 million, pursuant to the Preferred Share Agreement. Pursuant to the Preferred Share Agreement, Biohaven may issue and sell to RPIFT, and RPIFT will purchase from Biohaven, the Second Tranche of up to $75.0 million in the aggregate (and no less than $25.0 million at each additional closing) of additional Series A Preferred Shares at the same price and on the same terms as the First Tranche subject to the acceptance by the United States Food and Drug Administration (“FDA”) of both New Drug Applications (“NDAs”) with respect to the tablet formulation of rimegepant and the orally disintegrating tablet formulation of rimegepant. As a condition for the issuance of the Second Tranche, one NDA must be accepted under the priority review designation pathway. The issuance of the Second Tranche is subject to customary closing conditions and is entirely at Biohaven’s option.

The Series A Preferred Shares provide RPIFT with the right to require Biohaven to redeem its shares under the following circumstances:

•

If a Change of Control is announced after October 5, 2019 and the Series A Preferred Shares have not previously been redeemed, Biohaven must redeem the Series A Preferred Shares for two times (2x) the original purchase price of the Series A Preferred Shares payable in a lump sum at the closing of the Change of Control or in equal quarterly installments following the closing of the Change of Control through December 31, 2024.

•

If an NDA for rimegepant is not approved by December 31, 2021, RPIFT has the option at any time thereafter to require Biohaven to redeem the Series A Preferred Shares for one point two times (1.2x) the original purchase price of the Series A Preferred Shares.

•

If no Change of Control has been announced, the Series A Preferred Shares have not previously been redeemed and (i) rimegepant is approved on or before December 31, 2024, following approval and starting one year after approval, Biohaven must redeem the Series A Preferred Shares for two times (2x) the original purchase price, payable in a lump sum or in equal quarterly installments through December 31, 2024 (provided that if rimegepant is approved in 2024, the entire redemption amount must be paid by December 31, 2024) or (ii) rimegepant is not approved by December 31, 2024, Biohaven must redeem the Series A Preferred Shares for two times (2x) the original purchase price on December 31, 2024.

•

Biohaven may redeem the Series A Preferred Shares at its option at any time for two times (2x) the original purchase price, which redemption price may be paid in a lump sum or in equal quarterly installments through December 31, 2024. In the event that Biohaven defaults on any obligation to redeem Series A Preferred Shares when required, the redemption amount shall accrue interest at the rate of eighteen percent (18%) per annum. If any such default continues for

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

at least one year, RPIFT will be entitled to convert, subject to certain limitations, such Series A Preferred Shares into common shares, with no waiver of its redemption rights.

•	Under all circumstances, the Series A Preferred Shares are required to be redeemed by Biohaven by December 31, 2024.

Biohaven written put option

The company determined that there was a derivative associated with the Second Tranche of the Biohaven Preferred Share Agreement. The derivative relates to Biohaven’s option, exercisable within 12 months after the NDA for rimegepant is accepted by the FDA for Priority Review, to require the Company to purchase up to an additional $75.0 million of Preferred Shares (the “Second Tranche”) at the same price and on the same terms as the First Tranche, in one or more transactions of no less than $25.0 million. At the purchase date, management determined that the value of the Second Tranche written put option was immaterial, and therefore no liability has been recognized on the condensed consolidated balance sheets at this time.

Epizyme put option and warrant

In November 6, 2019, we made an equity investment in Epizyme Inc. (“Epizyme”) of $100 million. Under the terms of its agreement with Epizyme, RPIFT made an upfront payment of $100 million for (1) shares of Epizyme common stock, (2) a warrant to purchase an additional 2.5 million shares of Epizyme common stock at $20 per share over a three-year term, and (3) Epizyme’s royalty on sales of Tazverik (tazemetostat) in Japan payable by Eisai Co., Ltd (“Eisai”). In connection with this transaction, Pablo Legorreta, Royalty Pharma’s CEO, was appointed as a director of Epizyme, for which he will receive compensation in cash and shares, all of which will be contributed to the Manager and used to reduce costs and expenses which would otherwise be billed to the Company or its affiliates. In addition, Royalty Pharma agreed to lower the royalty rate on sales of Tazverik outside Japan to above certain annual sales thresholds, and Epizyme received an 18-month put option to sell an additional $50 million of its common stock to RPIFT at then-prevailing prices, not to exceed $20 per share. Because the terms of the put option, a freestanding derivative, require it to be exercised at market value, the Company did not attribute any value to the put option at the acquisition date. Epizyme exercised its put option at the contractually determined $20 per share price, which resulted in Epizyme issuing RPIFT 2.5 million shares on settlement in February 2020.

The warrant will be recognized at fair value within the non-current portion of Derivative financial instruments on the consolidated balance sheet in 2019.

Royalty acquisition from Eisai

On November 4, 2019, RPIFT agreed to pay $330 million to purchase Eisai’s royalties on future worldwide sales of Tazverik (tazemetostat), a novel targeted therapy in late-stage clinical development that was approved by the FDA in January 2020 for epitheloid sarcoma and with the potential to be approved in several cancer indications. Under the terms of its agreement with Eisai, RPIFT acquired Eisai’s future worldwide royalties on net sales by Epizyme of Tazverik outside Japan, for an upfront payment of $110 million plus up to an additional $220 million for the remainder of the royalty upon FDA approval of Tazverik for certain indications. The remaining funding commitment of up to $220 million will be recognized upon resolution of the associated contingencies.

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ROYALTY PHARMA INVESTMENTS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Cystic fibrosis franchise clawback

In November 2019, Vertex announced that it reached an agreement with the French Authorities for national reimbursement deal for Orkambi. As a result, we expect a reduction to RPIFT’s royalty receipts in 2020 by approximately $35 million to $45 million, to reflect a true-up related to prior periods where we collected royalties on French sales of Orkambi at a higher selling price.

Royalty acquisition from Ultragenyx

In December 2019, RPIFT agreed to pay $320 million to acquire from Ultragenyx Pharmaceutical, Inc. a royalty on the European sales of Crysvita, an approved product for the treatment of XLH, a rare genetic orphan disease that has a profound impact on bone development in adults and children, subject to a reasonable cap.

Exchange Offer Transactions and U.S. Listing

Refer to additional discussion in Note 1 for details of the Exchange Offer Transactions that closed on February 11, 2020 and the U.S. Listing.

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Through and including      , 2020 (the 25th day after the date of this prospectus), all dealers effecting transactions in the Class A ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Shares

Class A Ordinary Shares

PRELIMINARY PROSPECTUS

J.P. Morgan

Morgan Stanley

BofA Securities

Goldman Sachs & Co. LLC

Citigroup

UBS Investment Bank

                ,

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the expenses payable by the registrant in connection with the issuance and distribution of the Class A ordinary shares being registered hereby. All of such expenses are estimates, other than the filing and listing fees payable to the Securities and Exchange Commission, the Financial Industry Regulatory Authority and the      .

Amount to Be Paid
Filing Fee—Securities and Exchange Commission	$	*
Fee—Financial Industry Regulatory Authority		*
Listing Fee—		*
Fees and Expenses of Counsel		*
Printing Expenses		*
Fees and Expenses of Accountants		*
Transfer Agent and Registrar’s Fees		*
Miscellaneous Expenses		*

Total	$	*

*	To be provided by amendment.

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

We plan to enter into indemnification agreements with our directors and executive officers to indemnify them to the maximum extent allowed under applicable law. These agreements indemnify these individuals against certain costs, charges, losses, liabilities, damages and expenses incurred by such director or officer in the execution or discharge of his or her duties or the exercise of his or her powers or otherwise in relation to or in connection with his or her duties, powers or office. These agreements do not indemnify our directors against any liability attaching to such individuals in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which he or she is a director, which would be rendered void under the U.K. Companies Act.

The Company also maintains directors and officers insurance to insure such persons against certain liabilities.

In the underwriting agreement, the underwriters will agree to indemnify, under certain conditions, the Company, members of the Company’s board of directors, and persons who control the Company within the meaning of the Securities Act against certain liabilities.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our Articles, agreement, vote of shareholders or disinterested directors or otherwise.

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ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

1.1*	Form of Underwriting Agreement
3.1*	Form of Articles of Association
4.1*	Form of Class A Ordinary Share Certificate
5.1*	Opinion of Davis Polk & Wardwell London LLP as to the validity of the Class A ordinary shares
8.1*	Opinion of Akin Gump Strauss Hauer & Feld LLP relating to tax matters
10.1*	Management Agreement
10.2*	Credit Agreement
10.3*	Form of Exchange Agreement
10.4*	Form of Registration Rights Agreement
10.5*†	Form of Director and Officer Indemnification Agreement
21.1*	List of subsidiaries
23.1*	Consent of Ernst & Young
23.2*	Consent of Davis Polk & Wardwell London LLP (included as part of Exhibit 5.1)
23.3*	Consent of Akin Gump Strauss Hauer & Feld LLP (included as part of Exhibit 8.1)
24.1*	Power of Attorney (included on the signature page to this registration statement)

*	To be filed by amendment.
†	Management contract or compensatory plan or arrangement.

ITEM 17.	UNDERTAKINGS

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the U.S. Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the U.S. Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the U.S. Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the U.S. Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the U.S. Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

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(2) For the purpose of determining any liability under the U.S. Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES

Pursuant to the requirements of the U.S. Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in              , on the day of              ,             .

ROYALTY PHARMA PLC

By:
Name: Pablo Legorreta
Title: Chief Executive Officer

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POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints                ,                and                  each of them, any of whom may act without joinder of the other, the individual’s true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for the person and in his or her name, place and stead, in any and all capacities, to sign this registration statement and any or all amendments, including post-effective amendments to the registration statement, including a prospectus or an amended prospectus therein and any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the U.S. Securities Act of 1933, as amended, and all other documents in connection therewith to be filed with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact as agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the U.S. Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on the      day of             ,             .

Signature	Title
Pablo Legorreta	Chairman of the Board, Director and Chief Executive Officer
(Principal Executive Officer and Principal Accounting Officer)

Director
Errol De Souza

Director
Greg Norden

Director
Germano Giuliani

Director
Rory Riggs

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EXHIBIT INDEX

1.1*	Form of Underwriting Agreement

3.1*	Form of Articles of Association

4.1*	Form of Class A Ordinary Share Certificate

5.1*	Opinion of Davis Polk & Wardwell London LLP as to the validity of the Class A ordinary shares

8.1*	Opinion of Akin Gump Strauss Hauer & Feld LLP relating to tax matters

10.1*	Management Agreements

10.2*	Credit Agreement

10.3*	Form of Exchange Agreement

10.4*	Form of Registration Rights Agreement

10.5*†	Form of Director and Officer Indemnification Agreement

21.1*	List of subsidiaries

23.1*	Consent of Ernst & Young

23.2*	Consent of Davis Polk & Wardwell London LLP (included as part of Exhibit 5.1)

23.3*	Consent of Akin Gump Strauss Hauer & Feld LLP (included as part of Exhibit 8.1)

24.1*	Power of Attorney (included on the signature page to this registration statement)

*	To be filed by amendment.
†	Management contract or compensatory plan or arrangement.